QuickLinks -- Click here to rapidly navigate through this document

Tyco International Ltd. Second Floor 90 Pitts Bay Road Pembroke HM 08, Bermuda Tele: 441-292-8674 Fax: 441-392-9647

                        , 2007

Dear Tyco International Ltd. Shareholder:

        I am pleased to inform you that the board of directors of Tyco International Ltd. has approved the distributions of all of the common shares of Tyco Electronics Ltd. and Covidien Ltd. to the shareholders of Tyco International Ltd. Giving effect to the distributions, our shareholders will own all of the outstanding shares of Tyco Electronics and Covidien and will continue to own all of the shares of Tyco International Ltd., which will continue to own and operate our fire and security and engineered products and services businesses.

        At the time of the distributions, Tyco Electronics will own and operate our electronics businesses, a leading global provider of engineered electronic components, network solutions and wireless systems, and Covidien will own and operate our healthcare businesses and will remain a leading developer, manufacturer and distributor of medical devices and supplies, diagnostic imaging agents and pharmaceuticals for use in clinical and home settings.

        These distributions are being made pursuant to a plan approved by our board of directors on January 13, 2006 to separate Tyco International into three independent, publicly-traded companies: one for Tyco International's electronics businesses (Tyco Electronics), one for its healthcare businesses (Covidien), and a third for its fire and security and engineered products and services businesses (Tyco International). Our board of directors believes that creating independent, focused companies is the best way to manage our businesses for the benefit of our shareholders and each of the businesses, in both the short and long term.

        The distribution of common shares of Tyco Electronics will occur on                        , 2007 by way of a pro rata dividend to our shareholders. Each Tyco International shareholder will be entitled to receive 0.25 common shares of Tyco Electronics for each common share of Tyco International held by such shareholder at the close of business on                        , 2007, the record date of the distribution. The dividend will be issued in book-entry form only, which means that no physical share certificates will be issued. No fractional common shares of Tyco Electronics will be issued. If you would otherwise have been entitled to a fractional common share in the distribution, you will receive the net cash value of such fractional share instead.

        Shareholder approval of the distributions is not required, nor are you required to take any action to receive your Tyco Electronics common shares. Following the distributions, you will own common shares in Tyco International, Tyco Electronics and Covidien. Tyco Electronics will apply to have its common shares listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TEL," and Covidien will apply to have its common shares listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "COV." Tyco International's common shares will continue to trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TYC."

        The enclosed information statement, which is being mailed to all Tyco International shareholders, describes the distribution of Tyco Electronics common shares in detail and contains important information about Tyco Electronics. A separate information statement is being mailed to Tyco International shareholders with respect to the distribution of Covidien common shares. We urge you to read these information statements carefully.

        I want to thank you for your continued support of Tyco International. We look forward to your support of Tyco Electronics and Covidien in the future.

Yours sincerely, Edward D. Breen Chairman and Chief Executive Officer Tyco International Ltd.

                        , 2007

Dear Tyco Electronics Ltd. Shareholder:

        It is our pleasure to welcome you as a shareholder of our company, Tyco Electronics Ltd. We are a leading global provider of engineered electronic components, network solutions and wireless systems. We design, manufacture and market products for customers in industries from automotive, appliances and aerospace and defense to telecommunications, computers and consumer electronics. With over 8,000 engineers and worldwide manufacturing, sales and customer service capabilities, Tyco Electronics' commitment is our customers' advantage.

        As an independent, publicly-traded company, we believe we can more effectively focus on our objectives and satisfy the strategic needs of our company, and thus bring more value to you as a shareholder, than we could as an operating segment of Tyco International. In addition, we will have the ability to offer our employees incentive opportunities linked to our performance as an independent, publicly-traded company, which we believe will enhance employee performance.

        We expect to have our common shares listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TEL" in connection with the distribution of our common shares by Tyco International.

        We invite you to learn more about Tyco Electronics by reviewing the enclosed information statement. We look forward to our future as an independent, publicly-traded company and to your support as a holder of Tyco Electronics common shares.

Very truly yours, Thomas J. Lynch Chief Executive Officer and President Tyco Electronics Ltd.

Preliminary and Subject to Completion, dated June 7, 2007

INFORMATION STATEMENT

COMMON SHARES
(par value $0.20 per share)

        On January 13, 2006, Tyco International announced that its board of directors had approved a plan to separate Tyco International into three independent, publicly-traded companies: one for Tyco International's electronics businesses (Tyco Electronics), one for its healthcare businesses (Covidien) and one for its fire and security and engineered products and services businesses (Tyco International). Tyco International intends to accomplish this separation through distributions of common shares to Tyco International shareholders. Immediately following the separation of Tyco Electronics and Covidien, Tyco International's shareholders will own 100% of the equity in each of the three companies. We anticipate that the distribution will be tax-free for U.S. federal income tax purposes.

        As a result of these transactions, Tyco International will cease to own any of our shares and you, as a holder of Tyco International common shares, will receive 0.25 Tyco Electronics common shares for each Tyco International common share that you hold at the close of business on    , 2007, the record date for the distribution.

        We are sending you this information statement to describe the separation of Tyco Electronics. We expect the separation to occur on    , 2007. Effective as of that date, our transfer agent will distribute our common shares to each eligible holder of Tyco International common shares by crediting book-entry accounts with that holder's proportionate number of whole common shares. Eligible holders will receive a cash payment in lieu of any fractional interest in our common shares.

        No shareholder action is necessary to receive the Tyco Electronics common shares to which you are entitled in the distribution, which means that:

  •
  you do not need to pay any consideration to Tyco International or to Tyco Electronics, and

  •
  you do not need to surrender any Tyco International common shares to receive your Tyco Electronics common shares.

        In addition, no shareholder vote is required for the separation to occur. Tyco International is not asking you for a proxy.

        There has been no trading market for our common shares. We expect, however, that a limited market for our common shares, commonly known as a "when-issued" trading market, will develop on or shortly before the record date for the distribution. We have applied to list our common shares on the New York Stock Exchange and the Bermuda Stock Exchange under the ticker symbol "TEL."

        As you review this information statement, you should carefully consider the matters described in "Risk Factors."

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is                        , 2007.

        This information statement contains trademarks and registered marks. Unless otherwise indicated, these trademarks and registered marks are owned by Tyco Electronics.

i

INTRODUCTION

        On January 13, 2006, Tyco International announced that its board of directors had approved a plan to separate Tyco International into three independent, publicly-traded companies: one for Tyco International's electronics businesses (Tyco Electronics), one for its healthcare businesses (Covidien) and a third for its fire and security and engineered products and services businesses (Tyco International). The separation will occur through distributions to Tyco International shareholders of all of the common shares of two subsidiaries of Tyco International that hold or will hold, through their respective subsidiaries, all of the assets and liabilities of the businesses other than the fire and security and engineered products and services businesses, which will remain with Tyco International after the distributions.

        On                        , 2007, the distribution date, each Tyco International shareholder will receive 0.25 of our common shares and 0.25 of Covidien's common shares for each common share of Tyco International held at the close of business on the record date. Immediately following the distributions, Tyco International's shareholders will own 100% of the common shares of each of Tyco Electronics and Covidien. You will not be required to make any payment, surrender or exchange your Tyco International common shares or take any other action to receive your common shares of Tyco Electronics and Covidien. Tyco International anticipates that on the distribution date it will effect a reverse share split, and as a result each Tyco International share will be converted into one-fourth of a share. Tyco International will not distribute any fractional common shares for Tyco Electronics. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution.

        You can also contact Tyco International with any questions. Tyco International's contact information is:

Tyco International Ltd.
Investor Relations
9 Roszel Road
Princeton, NJ 08540
Tel: (609) 720-4333
Fax: (609) 720-4603
www.tyco.com

        After the separation, if you have questions relating to the separation, you can contact us directly. Our contact information is:

Tyco Electronics Ltd.
Investor Relations
1050 Westlakes Drive
Berwyn, PA 19312
Tel: (610) 893-9560
Fax: (610) 893-9393
www.tycoelectronics.com

ii

SUMMARY

        This summary highlights information contained in this information statement relating to Tyco Electronics and the Tyco Electronics common shares being distributed in the distribution. You should read the entire information statement, including the risk factors, our historical combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those historical and pro forma financial statements.

        Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation. Except as otherwise indicated or unless the context otherwise requires, "Tyco Electronics," "we," "us" and "our" refer to Tyco Electronics Ltd. and its combined subsidiaries, "Covidien" refers to Covidien Ltd. and its combined subsidiaries and "Tyco International" refers to Tyco International Ltd. and its consolidated subsidiaries. When we intend to refer only to Tyco Electronics Ltd, a Bermuda company, without including its combined subsidiaries, we use the term "Tyco Electronics Ltd."

        Unless otherwise indicated, references in this information statement to fiscal 2007, fiscal 2006, fiscal 2005 and fiscal 2004 are to Tyco Electronics' fiscal years ended September 28, 2007, September 29, 2006, September 30, 2005 and September 30, 2004. Our historical combined financial information has been prepared on a "carve-out" basis to reflect the operations, financial condition and cash flows specifically allocable to the Tyco Electronics component of Tyco International during all periods shown. Our pro forma combined financial information adjusts our historical combined financial information to give effect to our separation from Tyco International and our anticipated post-separation capital structure.

Our Company

        We are a leading global provider of engineered electronic components, network solutions and wireless systems. We design, manufacture and market products for customers in industries from automotive, appliances and aerospace and defense to telecommunications, computers and consumer electronics. With over 8,000 engineers and worldwide manufacturing, sales and customer service capabilities, Tyco Electronics' commitment is our customers' advantage.

        We conduct our business through four reporting segments:

  •
  Our Electronic Components segment is one of the world's largest suppliers of passive electronic components, which includes connectors and interconnect systems, relays, switches, circuit protection devices, touchscreens, sensors, and wire and cable. The products sold by the Electronic Components segment are sold primarily to original equipment manufacturers, or OEMs, and their contract manufacturers in the automotive, computer, consumer electronics, communication equipment, appliance, aerospace and defense, industrial machinery, and instrumentation markets.

  •
  Our Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for telecommunications and energy markets. These components include connectors, above-and below-ground enclosures, heat shrink tubing, cable accessories, surge arrestors, fiber optic cabling, copper cabling, and racks for copper and fiber networks. This segment also provides electronic systems for test access and intelligent cross-connect applications as well as integrated cabling solutions for cabling and building management.

  •
  Our Wireless Systems segment is an innovator of wireless technology for critical communications, radar, and defense applications. The segment's products include radio frequency components and subassembly solutions such as silicon and gallium arsenide semiconductors, radar sensors, radio frequency identification components, microwave subsystems, and diodes and land mobile radios systems and related products. These products are sold primarily to the aerospace and defense, public safety, communication equipment, and automotive markets.

  •
  Our Other segment designs, manufactures, distributes, and installs power systems and undersea telecommunication systems.

Competitive Strengths

        We believe that we have the following competitive strengths:

  •
  Global leader in passive components. With net sales of approximately $12.8 billion in fiscal 2006, we are significantly larger than many of our competitors.

  •
  Strong customer relationships. As an industry leader, we have established close working relationships with our customers. These relationships allow us to anticipate and be responsive to customer needs when designing new products and new technical solutions.

  •
  Process and product technology leadership. We employ over 8,000 engineers dedicated to product research, development and engineering. We invest over $600 million per year in product and process engineering and development so that we consistently provide innovative, high quality products with efficient manufacturing methods.

  •
  Diverse product mix and customer base. We manufacture and sell a broad portfolio of products to customers in various industries.

  •
  Balanced geographic sales mix. We have an established manufacturing presence in over 25 countries and our sales are global. Our global coverage positions us near our customers' locations and allows us to assist them in consolidating their supply base and lowering their production costs.

  •
  Strong and experienced management team. We believe we have a management team that has the experience necessary to effectively execute our strategy and advance our product and technology leadership.

Strategy

        Our goal is to be the world leader in providing custom-engineered electronic components and solutions for an increasingly connected world. Our business strategy is based upon the following priorities:

  •
  Continue to focus our existing portfolio. We regularly review and will consider the divestiture of underperforming or non-strategic businesses to improve our operating results and better utilize our capital.

  •
  Leverage our market leadership position to increase our market share. We are the global leader in many of the markets that we serve. We believe that we must continue to strengthen our leadership position in these markets.

  •
  Achieve market leadership in attractive and under-penetrated industries. We plan to accelerate growth in end-user markets in which we do not have the number one market share but which we believe have attractive growth and profitability characteristics.

  •
  Extend our leadership in key emerging markets. We seek to improve our market leadership position in emerging geographic regions, including China, Eastern Europe and India. We have been increasing our sales and marketing, engineering and manufacturing resources in these emerging regions in order to more fully capitalize on our skills and technologies.

  •
  Supplement organic growth with strategic acquisitions. We will evaluate and selectively pursue strategic acquisitions that strengthen our market position, enhance our existing product offering, enable us to enter attractive markets, expand our technological capabilities and provide synergy opportunities.

  •
  Improve operating margins. We intend to continue to increase our productivity and reduce our manufacturing costs in order to more than fully offset the impact of price erosion on our operating performance.

  •
  Accelerate new product development through research and development excellence. We intend to focus our research, development, and engineering investment on next generation technologies and highly engineered products and platforms.

        We are a Bermuda company. Our registered and principal office is located at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. Our telephone number at that address is (441) 292-8674. Our executive office in the United States is located at 1050 Westlakes Drive, Berwyn, Pennsylvania 19312. Our telephone number at that address is (610) 893-9560.

Class Action Settlement

        On May 14, 2007, Tyco International entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 purported class action lawsuits. Under the terms of the memorandum of understanding, the plaintiffs have agreed to release all claims against Tyco International, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion to the certified class and assignment to the class of any net recovery of any claims possessed by Tyco International and the other settling defendants against Tyco International's former auditor, PricewaterhouseCoopers. Defendant PricewaterhouseCoopers is not a settling defendant and is not a party to the memorandum. Tyco International and the other settling defendants have denied and continue to deny any wrongdoing and legal liability arising from any of the facts or conduct alleged in the actions.

        Pursuant to the terms of the memorandum of understanding, L. Dennis Kozlowski, Mark H. Swartz and Frank E. Walsh, Jr., also are excluded from the settling defendants, and the class will assign to Tyco International all of their claims against defendants Kozlowski, Swartz and Walsh. In exchange, Tyco International will agree to pay to the certified class 50% of any net recovery against these defendants.

        Under the terms of the Separation and Distribution Agreement that will be entered into in connection with the separation, Tyco International, Covidien, and Tyco Electronics will be jointly and severally liable for the full amount of the class action settlement. Additionally, under the Separation and Distribution Agreement, the companies will share in the liability with Tyco International assuming 27%, Covidien 42%, and Tyco Electronics 31% of the total amount.

        In connection with the class action settlement, we will incur a charge of $0.922 billion in the third quarter of fiscal 2007 for which we do not expect to recognize any tax benefit. When the Separation and Distribution Agreement is entered into, we will record a $2.975 billion liability and a $2.053 billion receivable from Tyco International and Covidien for their portion of the liability. The unsecured bridge loan facility that we entered into in April 2007 and amended in May 2007 will be used to fund our portion of the payment to settle the liability.

        The memorandum of understanding does not address the following securities class actions, which remain outstanding: Stumpf v. Tyco International Ltd., New Jersey v. Tyco, Ballard v. Tyco International Ltd., Sciallo v. Tyco International Ltd., et al., Jasin v. Tyco International Ltd., et al., and Hall v. Kozlowski. The memorandum of understanding also does not address any consolidated ERISA litigation in which Tyco International and certain of its current and former employees, officers and directors have been named as defendants.

Risk Factors

        We face risks in connection with the general conditions and trends of our industry and the end markets we serve, including the following:

  •
  We encounter competition in substantially all areas of the electronic components industry.

  •
  We are dependent on market acceptance of new product introductions and product innovations for continued revenue growth.

  •
  Like other suppliers to the electronics industry, we are subject to continuing pressure to lower our prices.

  •
  The life cycles of our products can be very short.

  •
  Divestitures of some of our businesses or product lines may adversely affect our financial condition, results of operations and cash flows.

  •
  We may be negatively affected as our customers and vendors continue to consolidate their supply base.

  •
  Our results are sensitive to raw material availability, quality, and cost.

  •
  Foreign currency exchange rates may adversely affect our results.

        We face risks in connection with our separation from Tyco International, including the following:

  •
  Our historical and pro forma combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.

  •
  We will be responsible for a portion of Tyco International's contingent and other corporate liabilities, primarily those relating to shareholder litigation.

  •
  We will share responsibility for certain of our, Tyco International's and Covidien's income tax liabilities for tax periods prior to and including the distribution date.

  •
  If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and Tyco International could incur significant U.S. federal income tax liabilities.

  •
  We may be unable to refinance indebtedness of $3.575 billion outstanding under our unsecured bridge loan facility on a timely basis or on commercially reasonable terms.

  •
  As an independent, publicly-traded company, we may not enjoy the same benefits that we did as a segment of Tyco International.

  •
  We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly-traded company, and we may experience increased costs after the separation or as a result of the separation.

  •
  We might not be able to engage in desirable strategic transactions and equity issuances following the separation because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

        In addition, we face certain risks in connection with our existence as a Bermuda company.

        These and other risks are discussed in the section entitled "Risk Factors" in this information statement.

Summary Historical and Unaudited Pro Forma Combined Financial Data

        The following table presents summary historical and unaudited pro forma combined financial data for the electronics businesses of Tyco International Ltd. The combined statement of income data for the six months ended March 30, 2007 and the combined balance sheet data as of March 30, 2007 have been derived from our unaudited combined financial statements included elsewhere in this information statement. The combined statement of income data for each of the fiscal years in the three-year period ended September 29, 2006 and the combined balance sheet data as of September 29, 2006 and September 30, 2005 are derived from our audited combined financial statements included elsewhere in this information statement. The combined balance sheet data as of September 30, 2004 is derived from our unaudited combined balance sheet that is not included in this information statement. The financial data for fiscal years 2004 through 2006 have been restated as discussed in Note 1 to the Annual Combined Financial Statements.

        The unaudited pro forma combined financial data have been adjusted to give effect to the following transactions:

  •
  the contribution to Tyco Electronics Ltd. of all of the assets and liabilities, including the entities holding all of the assets and liabilities, of Tyco International's electronics businesses and the distribution of our common shares by Tyco International to its shareholders; and

  •
  our anticipated post-separation capital structure which includes the impact of funding our portion of the payment of the class action settlement liability and financing the completion of Tyco International's debt tender offers and the related assignment of debt by Tyco International to us.

        The unaudited pro forma combined statement of income data assumes the distribution and related transactions occurred on October 1, 2005, the first day of fiscal 2006, for the pro forma statement of income data presented for both the six months ended March 30, 2007 and the fiscal year ended September 29, 2006. The unaudited pro forma combined balance sheet data assumes the distribution and related transactions occurred on March 30, 2007. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

        The unaudited pro forma combined financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly-traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition. Further information regarding the pro forma adjustments listed above can be found within the Unaudited Pro Forma Combined Financial Statements section of this information statement.

        On May 14, 2007, Tyco International entered into a class action settlement for $2.975 billion. In the third quarter of fiscal 2007, our results will include an allocated charge of $0.922 billion which is expected to have no tax benefit. The portion allocated to us from Tyco International will be consistent with the sharing percentage included in the Separation and Distribution Agreement which we will enter into at the separation date. The accompanying Unaudited Pro Forma Combined Statements of Income do not reflect this allocation.

        At the end of May 2007, Tyco International borrowed under the unsecured bridge loan facilities to fund the completion of its debt tender offers, to repay its existing bank credit facilities, and to fund the payments required under the class action settlement. The Unaudited Pro Forma Combined Financial Statements reflect our anticipated post-separation capital structure which includes the impact of our portion of these transactions and the related assignment of debt by Tyco International to us. In addition, we intend to replace our unsecured bridge loan facility with public or private long-term debt.

	As of or for the Six Months Ended March 30, 2007		As of or for Fiscal
			Pro Forma for the Separation 2006
	Pro Forma for the Separation	Historical		2006 (Restated)	2005 (Restated)	2004 (Restated)
	(in millions)
Combined Statement of Income Data
Net sales	$6,662	$6,662	$12,812	$12,812	$11,890	$11,099
Gross income	1,692	1,692	3,365	3,365	3,166	3,128
Goodwill impairment	—	—	316	316	—	—
Gain on divestiture	—	—	—	—	(301)	—
Income from operations	789	789	1,409	1,409	1,970	1,619
Income from continuing operations	479	509	1,137	1,163	990	791
Combined Balance Sheet Data
Total current assets	$9,338	$6,118		$6,040	$5,342	$5,163
Total assets	23,269	19,364		19,091	18,473	18,789
Total current liabilities	9,142	3,177		3,139	3,159	2,957
Long-term debt and obligations under capital lease	133	3,099		3,371	3,816	5,226
Total parent company equity	11,381	11,619		11,160	9,842	8,242

The Separation

        The following is a brief summary of the terms of the separation.

Distributing company	Tyco International Ltd. After the distribution, Tyco International will not own any common shares of Tyco Electronics.
Separated company	Tyco Electronics Ltd., a Bermuda company and a wholly owned subsidiary of Tyco International. After the distribution, Tyco Electronics will be an independent, publicly-traded company.
Primary purposes of the separation
The Tyco International board of directors believes that creating independent, focused companies is the best way to unlock the full value of Tyco International's businesses in both the short and long term. There will be an independent, publicly-traded company for each of Tyco International's electronics businesses, healthcare businesses and fire and security and engineered products and services businesses.
Conditions to the distribution	The distribution is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Tyco International of the following conditions:
	•	the Securities and Exchange Commission shall have declared effective our registration statement on Form 10 and no stop order shall be in effect;
	•	all permits, registrations and consents required under the securities or blue sky laws in connection with the distribution shall have been received;
	•	Tyco International shall have received the opinion of McDermott Will & Emery LLP confirming the tax-free status of the distribution for U.S. federal income tax purposes;
	•	we shall have entered into various syndicated credit facilities;
	•	the listing of our common shares on the New York Stock Exchange shall have been approved, subject to official notice of issuance;
•
the Tyco International board of directors shall have received an opinion from Duff & Phelps to the effect that Tyco International, Tyco Electronics and Covidien each will be solvent and adequately capitalized immediately after the distribution and an opinion of Appleby Hunter Bailhache that, upon the distribution, the Tyco Electronics and Covidien common shares will be fully paid, freely transferable and non-assessable;
	•	all material governmental approvals and other consents necessary to consummate the distribution shall have been received; and
•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on Tyco International's part to effect the distribution. Tyco International has the right not to complete the distribution if, at any time, Tyco International's board of directors determines, in its sole discretion, that the distribution is not in the best interests of Tyco International or its shareholders or that market conditions are such that it is not advisable to separate the electronics businesses from Tyco International.
Incurrence of debt
In connection with the separation, we have entered into a new five-year unsecured senior revolving credit facility. The commitment under this new credit facility is $900 million until the time of the distribution and will increase to $1.5 billion at the time of the separation. We also entered into a $3.575 billion unsecured bridge loan facility. We intend to replace our unsecured bridge loan facility with public or private long-term debt. For additional information about our current and planned financing arrangements, see "Description of Material Indebtedness," included elsewhere in this information statement.
Securities to be distributed
All of the common shares of Tyco Electronics owned by Tyco International, which will be 100% of our common shares outstanding immediately prior to the distribution. Based on the approximately 1,984,600,974 common shares of Tyco International outstanding on June 1, 2007, and applying the distribution ratio of 0.25 common shares of Tyco Electronics for each common share of Tyco International, approximately 496,150,243 of our common shares will be distributed to Tyco International shareholders who hold Tyco International common shares as of the record date. The number of common shares that Tyco International will distribute to its shareholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional common shares.
Distribution ratio
Each holder of Tyco International common shares will receive 0.25 common shares of Tyco Electronics for each common share of Tyco International held on , 2007. Cash will be distributed in lieu of any fractional Tyco Electronics shares you are entitled to, as described below.
Record date	The record date for the distribution is the close of business on , 2007.
Distribution date	The distribution date is , 2007.
Trading market and symbol
We have filed an application to list our common shares on the New York Stock Exchange and the Bermuda Stock Exchange under the ticker symbol "TEL." We anticipate that, on or prior to the record date for the distribution, trading of our common shares will begin on a "when-issued" basis and will continue up to and including the distribution date. See "The Separation—Trading Between the Record Date and Distribution Date," included elsewhere in this information statement.

Tax consequences
Tyco International has received private letter rulings from the Internal Revenue Service substantially to the effect that the distribution will qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, or the Code. In addition to obtaining the private letter rulings, Tyco International expects to obtain an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution. Assuming that the distribution is tax-free, for U.S. federal income tax purposes no gain or loss will be recognized by a shareholder that is subject to U.S. federal income tax, and no amount will be included in the income of a shareholder that is subject to U.S. federal income tax, upon the receipt of our common shares pursuant to the distribution. A shareholder that is subject to U.S. federal income tax generally will recognize gain or loss with respect to any cash received in lieu of a fractional share. See "Risk Factors—Risks Relating to Separating Our Company from Tyco International—If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and Tyco International could incur significant U.S. federal income tax liabilities" and "The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution," included elsewhere in this information statement.

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.
Risk factors
We face both general and specific risks and uncertainties relating to our business, our relationship with Tyco International and our being an independent, publicly-traded company. We also are subject to risks relating to the separation. You should read carefully "Risk Factors," beginning on page 10 of this information statement.
No fractional shares
Tyco International will not distribute any fractional common shares for Tyco Electronics. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders that are subject to U.S. federal income tax as described in "The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution," included elsewhere in this information statement.

Relationship with Tyco International and Covidien after the separation
We will enter into a Separation and Distribution Agreement and other agreements with Tyco International and Covidien to effect the separation and provide a framework for our relationships with Tyco International and Covidien after the distribution. These agreements will govern the relationships among Tyco International, Covidien and us subsequent to the completion of the separation and provide for the allocation to us and Covidien of certain of Tyco International's assets, liabilities and obligations, attributable to periods prior to our separation from Tyco International. The Separation and Distribution Agreement, in particular, requires us to assume 31% of certain of Tyco International's contingent and other corporate liabilities, including the Tyco International shareholder litigation, and establishes the amount of indebtedness that each company initially will retain and incur. If any party defaults on its obligations with respect to the shareholder litigation, the other parties will be jointly and severally liable for the defaulting party's obligations. For a discussion of these arrangements, see "Relationship with Tyco International and Covidien," included elsewhere in this information statement.
Dividend policy
Following the distribution, we expect that initially we will pay approximately $280 million per year in dividends to holders of our common shares. The timing, declaration and payment of future dividends to holders of our common shares, however, falls within the discretion of our board of directors and will depend upon many factors, including the statutory requirements of Bermuda law, our financial condition and earnings, the capital requirements of our businesses, industry practice and any other factors the board of directors deems relevant.

RISK FACTORS

        You should carefully consider each of the following risks, which we believe are the principal risks that we face, and all of the other information in this information statement. Some of the risks described below relate to our business while others relate to our separation from Tyco International. Other risks relate principally to the securities markets and ownership of our common shares. Our business may be adversely affected by risks and uncertainties not known to us or risks that we currently believe to be immaterial.

        Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Relating to Our Business

        We face the following risks in connection with the general conditions and trends of our industry and the end markets we serve.

  We encounter competition in substantially all areas of the electronic components industry.

        We operate in highly competitive markets for electronic components. The competition we experience across product lines from other companies ranges in size from large, diversified manufacturers to small, highly specialized manufacturers. The electronic components industry has continued to become increasingly concentrated and globalized in recent years, and our major competitors have significant financial resources and technological capabilities. A number of these competitors compete with us primarily on price, and in some instances may enjoy lower production costs for certain products. We cannot assure you that additional competitors will not enter our markets, nor that we will be able to compete successfully against existing or new competitors.

  We are dependent on market acceptance of new product introductions and product innovations for continued revenue growth.

        The markets in which we operate are subject to rapid technological change. Our long-term operating results depend substantially upon our ability to continually develop, introduce and market new and innovative products, to modify existing products, to respond to technological change and to customize certain products to meet customer requirements. There are numerous risks inherent in this process, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands.

  Like other suppliers to the electronics industry, we are subject to continuing pressure to lower our prices.

        Over the past several years we have experienced, and we expect to continue to experience, pressure each year to lower our prices. In recent years, we have experienced price erosion averaging from 2% to 5%. In order to maintain our margins, we must continue to reduce our costs by similar amounts. We cannot assure you that continuing pressures to reduce our prices will not have a material adverse effect on our financial condition, results of operations and cash flows.

  The life cycles of our products can be very short.

        The life cycles of certain of our products can be very short relative to the development cycles. As a result, the resources devoted to product sales and marketing may not result in material revenue, and, from time to time, we may need to write off excess or obsolete inventory or equipment. If we were to incur significant engineering expenses and investments in inventory and equipment that we were not able to recover and we were not able to compensate for those expenses, our financial condition, results of operations and cash flows would be materially and adversely affected.

  Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations and cash flows.

        We continue to evaluate the performance of all of our businesses and may sell businesses or product lines. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition, results of operations and cash flows. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, and the potential loss of key employees. There can be no assurance that we will be successful in addressing these or any other significant risks encountered.

  We may be negatively affected as our customers and vendors continue to consolidate their supply base.

        Many of the industries to which we sell our products, as well as many of the industries from which we buy materials, have become increasingly concentrated in recent years, including the automotive, telecommunications, computer and aerospace and defense industries. As our customers buy in larger volumes, their volume buying power has increased, and they have been able to negotiate more favorable pricing and find alternative sources from which to purchase. Our materials suppliers similarly have increased their ability to negotiate favorable pricing. These trends may adversely affect the profit margins on our products, particularly for commodity components.

  We are dependent on the automotive industry.

        Approximately 29% of our net sales for fiscal 2006 were to customers in the automotive industry. The automotive market is dominated by several large manufacturers who can exert significant price pressure on their suppliers.

        In addition, as a supplier of automotive electronics products, our sales of these products and our profitability could be negatively affected by changes in the operations, products, business models, part-sourcing requirements, financial condition and market share of automobile manufacturers. Demand for our automotive products also is linked to consumer demand for automobiles, which may be adversely affected by negative trends in consumer demand.

  We are dependent on the telecommunications, computer and consumer electronics industries.

        Approximately 17% of our net sales for fiscal 2006 came from sales to the telecommunications industry. Demand for these products is subject to rapid technological change. These markets are dominated by several large manufacturers who can exert significant price pressure on their suppliers. There can be no assurance that we will be able to continue to compete successfully in the telecommunications industry, and our failure to do so would materially impair our financial condition, results of operations and cash flows.

        Approximately 13% of our net sales for fiscal 2006 came from sales to the computer and consumer electronics industries. Demand for our computer and consumer electronics products depends primarily on underlying business and consumer demand for new computer and consumer electronics products. The amount of this demand, and, therefore our sales and profitability, will be affected by a variety of factors, including the rate of technological change, degree of consumer acceptance of new products and general economic conditions. We cannot assure you that existing levels of business and consumer demand for new computer and consumer electronics products will not decrease.

  Cyclical industry and economic conditions may adversely affect our financial condition, results of operations and cash flows.

        We are heavily dependent on the end-market industry dynamics for our products, and our operating results can be adversely affected by the cyclical demand patterns of these markets. For example, the telecommunications industry, which accounted for approximately 17% of our net sales in fiscal 2006, has historically experienced periods of robust capital expenditure followed by periods of retrenchment and consolidation. The aerospace and defense industry, which accounted for 5% of our net sales in fiscal 2006, has similarly undergone significant fluctuations in demand, depending on worldwide economic and political conditions. These periodic downturns in our customers' industries can significantly reduce demand for certain of our products, which could have a material adverse effect on our financial condition, results of operations and cash flows.

  Our results are sensitive to raw material availability, quality and cost.

        We are a large buyer of resin, copper, gold, brass, steel, chemicals and additives, and zinc. Many of these raw materials are produced in a limited number of regions around the world or are only available from a limited number of suppliers. In addition, the price of many of these raw materials, including copper and gold, has increased dramatically in recent years. Over the last three years, we have only been able partially to offset these increases through higher selling prices. Our financial condition, results of operations and cash flows may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates or there are continued significant price increases for these raw materials. Any of these events could have a substantial impact on the price we pay for raw materials and, to the extent we cannot compensate for cost increases through productivity improvements or price increases to our customers, our margins may decline, materially affecting our financial condition, results of operations and cash flows.

  Foreign currency exchange rates may adversely affect our results.

        We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. Over 60% of our net sales for fiscal 2006 were derived from sales in non-U.S. markets, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. Therefore, when the U.S. dollar strengthens in relation to the currencies of the countries where we sell our products, such as the euro, our U.S. dollar reported revenue and income will decrease. Changes in the relative values of currencies occur from time to time and, in some instances, may have a significant effect on our financial condition, results of operations and cash flows.

  We may use components and products manufactured by third parties.

        We may rely on third-party suppliers for the components used in our products and we may rely on third-party manufacturers to manufacture certain of our assemblies and finished products. Our financial condition, results of operations and cash flows could be adversely affected if such third parties lack sufficient quality control or if there are significant changes in their financial or business condition. We also have third-party arrangements for the manufacture of certain products, parts and components. If these third parties fail to deliver quality products, parts and components on time and at reasonable prices, our commercial reputation could be damaged, we could have difficulties fulfilling our orders and our sales and profits could decline.

  Our future success is substantially dependent on our ability to attract and retain highly qualified technical, managerial, marketing, finance and administrative personnel.

        Our success depends upon our continued ability to hire and retain key employees at our operations around the world. We depend on highly skilled technical personnel to design, manufacture and support our wide range of electronic components. Additionally, we rely upon experienced managerial, marketing and support personnel to manage our business effectively and to successfully promote our wide range of products. Any difficulties in obtaining or retaining the necessary management and human resource skills to achieve our objectives may have adverse affects on our financial condition, results of operations and cash flows.

  If any of our operations are found not to comply with applicable antitrust or competition laws, our business may suffer.

        Our operations are subject to applicable antitrust and competition laws in the jurisdictions in which we conduct our business, in particular the U.S. and the European Union. These laws prohibit, among other things, anticompetitive agreements and practices. If any of our commercial, including distribution, agreements and practices with respect to the electrical components or other markets is found to violate or infringe such laws, we may be subject to civil and other penalties. We also may be subject to third party claims for damages. Further, agreements that infringe these antitrust and competition laws may be void and unenforceable, in whole or in part, or require modification in order to be lawful and enforceable. If we are unable to enforce any of our commercial agreements, whether at all or in material part, our financial condition, results of operations and cash flows could be adversely affected.

  We are subject to the risks of political, economic and military instability in countries outside the United States.

        Non-U.S. markets account for a substantial portion of our business. During fiscal 2006, non-U.S. markets constituted over 60% of our net sales. We employ more than 76% of our workforce outside the U.S. Our customers are located throughout the world and we have many manufacturing, administrative and sales facilities outside the U.S. Because of our extensive non-U.S. operations, we are exposed to risks that could negatively affect sales or profitability, including:

  •
  tariffs, trade barriers and trade disputes;

  •
  regulations related to customs and import/export matters;

  •
  longer payment cycles;

  •
  tax issues, such as tax law changes, examinations by taxing authorities, variations in tax laws from country to country as compared to the U.S. and difficulties in repatriating in a tax-efficient manner cash generated or held abroad;

  •
  challenges in collecting accounts receivable;

  •
  employment regulations and local labor conditions;

  •
  difficulties protecting intellectual property in non-U.S. countries;

  •
  instability in economic or political conditions, including inflation, recession and actual or anticipated military or political conflicts; and

  •
  the impact of each of the foregoing on our outsourcing and procurement arrangements.

        Many of our products that are manufactured outside of the U.S. are manufactured in Asia. In particular, we have sizeable operations in China, including manufacturing operations, and in fiscal 2006 11% of our net sales were made to customers in China. The legal system in China is still developing and is subject to change. Accordingly, our operations and orders for products in China could be adversely affected by changes to or interpretation of Chinese law.

  We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

        The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program, we cannot assure you that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

  Our operations expose us to the risk of material environmental liabilities, litigation and violations.

        We are subject to numerous federal, state, local and non-U.S. environmental protection and health and safety laws governing, among other things:

  •
  the generation, storage, use and transportation of hazardous materials;

  •
  emissions or discharges of substances into the environment;

  •
  investigation and remediation of hazardous substances or materials at various sites; and

  •
  the health and safety of our employees.

        We may not have been, or we may not at all times be, in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators. Environmental laws outside of the United States are becoming more stringent, resulting in increased costs and compliance burdens.

        Certain environmental laws assess liability on current or previous owners or operators of real property for the costs of investigation, removal or remediation of hazardous substances or materials at their properties or at properties at which they have disposed of hazardous substances. Liability for investigative, removal and remedial costs under certain federal and state laws are retroactive, strict and joint and several. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances. We have received notification from the U.S. Environmental Protection Agency and similar state environmental agencies that conditions at a number of formerly owned sites where we and others have disposed of hazardous substances require investigation, cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the costs of investigation and remediation and for natural resource damage claims from such sites.

        While we plan for future capital and operating expenditures to maintain compliance with environmental laws, we cannot assure you that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our financial condition and results of operations or that we will not be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities.

  Our products are subject to various requirements related to chemical usage, hazardous material content and recycling.

        The European Union, China and other jurisdictions in which our products are sold have enacted or are proposing to enact laws addressing environmental and other impacts from product disposal, use of hazardous materials in products, use of chemicals in manufacturing, recycling of products at the end of their useful life and other related matters. These laws include the EU Restriction on Hazardous Substances, End of Life Vehicle and Waste Electrical and Electronic Equipment Directives, the EU REACH (chemical registration) Directive, the China law on Management Methods for Controlling Pollution by Electronic Information Products and various other laws. These laws prohibit the use of certain substances in the manufacture of our products and directly and indirectly impose a variety of requirements for modification of manufacturing processes, registration, chemical testing, labeling and other matters. We cannot predict the extent to which these laws will proliferate in other jurisdictions or expand to address other materials or other aspects of our product manufacturing and sale. These laws could make manufacture or sale of our products more expensive or impossible and could limit our ability to sell our products in certain jurisdictions.

  We are a defendant to a variety of litigation in the course of our business that could cause a material adverse effect on our financial condition, results of operations and cash flows.

        In the ordinary course of business, we are a defendant in litigation, including litigation alleging the infringement of intellectual property rights, anti-competitive behavior and product liability. In certain circumstances, patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could cause a material adverse effect on our financial condition, results of operations and cash flows.

  Future acquisitions may not be successful.

        We will continue to investigate the acquisition of strategic businesses or product lines with the potential to strengthen our market position or enhance our existing product offering. We cannot assure you, however, that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Nor can we assure you that completed acquisitions will be successful. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our financial condition, results of operations and cash flows could be materially and adversely affected.

  Future acquisitions could require us to issue additional debt or equity.

        If we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements. This acquisition financing might decrease our ratio of earnings to fixed charges and adversely affect other leverage criteria. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required. If we were to undertake an acquisition by issuing equity securities or equity-linked securities, the acquisition may have a dilutive effect on the interests of the holders of our common shares.

  Our ability to compete effectively depends, in part, on our ability to maintain the proprietary nature of our technology.

        The electronics industry is characterized by litigation regarding patent and other intellectual property rights. Within this industry, companies have become more aggressive in asserting and defending patent claims against competitors. There can be no assurance that we will not be subject to future litigation alleging intellectual property rights infringement or that we will not pursue litigation to protect our property rights. Depending on the size and importance of the patent or trademark in question, an unfavorable outcome regarding one of these matters may have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Relating to Separating Our Company from Tyco International

        We face the following risks in connection with our separation from Tyco International:

  Our historical and pro forma combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.

        The historical and pro forma combined financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as an independent, publicly-traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:

  •
  Prior to our separation, our business was operated by Tyco International as part of its broader corporate organization, rather than as an independent, publicly-traded company. In addition, prior to our separation Tyco International, or one of its affiliates, performed significant corporate functions for us, including tax and treasury administration and certain governance functions, including internal audit and external reporting. Our historical and pro forma financial statements reflect allocations of corporate expenses from Tyco International for these and similar functions.

  •
  Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of Tyco International. Following the completion of the separation, Tyco International will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Tyco International, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

  •
  Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Tyco International.

  We will be responsible for a portion of Tyco International's contingent and other corporate liabilities, primarily those relating to shareholder litigation.

        Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Covidien and Tyco International will agree to assume and be responsible for 31%, 42% and 27%, respectively, of certain of Tyco International's contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the separation plan or the distribution brought by any third party. Contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which will be allocated 100% to the relevant company.

        If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

        Many lawsuits are outstanding against Tyco International, some of which relate to actions taken by Tyco International's former senior corporate management. On May 14, 2007, Tyco International entered into a proposed settlement with respect to most of its outstanding securities class action litigation. We do not believe that it is feasible to predict the final outcome or resolution of the unresolved proceedings. Although we will share any costs and expenses arising out of this litigation and any settlement thereof with Tyco International and Covidien, a failure to consummate the proposed settlement on the agreed terms or an adverse outcome from the unresolved proceedings or liabilities or other proceedings for which we will assume joint and several liability under the Separation and Distribution Agreement could be material with respect to our financial condition, results of operations and cash flows in any given reporting period.

        Tyco International will have the right to control the defense and settlement of the class action settlement and other outstanding litigation, subject to certain limitations. The timing, nature and amount of the class action settlement or any other settlement may not be in our best interests. Furthermore, in the event of any subsequent settlement, we may have limited notice before we would be required to pay our portion of the settlement amount. Moreover, Tyco International stipulated, pursuant to a court order, that we, Tyco International and Covidien each will be primarily liable for a portion of the obligations arising from the Tyco International shareholder litigation. The stipulation also provides that if any party defaults on its obligations, the other parties will be jointly and severally liable for the defaulting party's obligations. In accordance with the stipulation, we, Covidien and Tyco International will agree to assume and be responsible for 31%, 42% and 27%, respectively, of the obligations arising from the Tyco International shareholder litigation.

  We will share responsibility for certain of our, Tyco International's and Covidien's income tax liabilities for tax periods prior to and including the distribution date.

        Under the Tax Sharing Agreement, we will share responsibility for certain of our, Tyco International's and Covidien's income tax liabilities based on a sharing formula for periods prior to and including the date of the distribution. More specifically, we, Tyco International and Covidien will share 31%, 27% and 42%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Tyco International's and Covidien's U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the separation and the distributions. All costs and expenses associated with the management of these shared tax liabilities shall be shared equally among the parties. We will be responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien will be responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

        All the tax liabilities of Tyco International that are associated with Tyco International subsidiaries that are included in Tyco Electronics following the separation will become our tax liabilities. Although we have agreed to share certain of these tax liabilities with Tyco International and Covidien pursuant to the Tax Sharing Agreement, we remain primarily liable for all of these liabilities. If Tyco International and Covidien default on their obligations to us under the Tax Sharing Agreement, we would be liable for the entire amount of these liabilities.

        If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Tyco International's and Covidien's tax liabilities.

        Our, Tyco International's and Covidien's income tax returns are examined periodically by various tax authorities. In connection with such examinations, tax authorities, including the U.S. Internal Revenue Service, have raised issues and proposed tax adjustments. We, Tyco International and Covidien are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that we have assessed as probable and estimable have been recorded through our income tax provision, equity or goodwill, as appropriate. The calculation of our tax liabilities involves dealing with the uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of tax liabilities.

        Under the Tax Sharing Agreement, Tyco International will have the right to administer, control and settle all U.S. income tax audits for periods prior to and including the date of the distribution. The timing, nature and amount of any settlement agreed to by Tyco International may not be in our best interests. Moreover, the other parties to the Tax Sharing Agreement will be able to remove Tyco International as the controlling party only under limited circumstances, including a change in control or bankruptcy of Tyco International, or by a majority vote of the parties on or after the second anniversary of the distribution. All other tax audits will be administered, controlled and settled by the party that would be responsible for paying the tax.

  The ownership by our executive officers and some of our directors of common shares, options or other equity awards of Tyco International or Covidien may create, or may create the appearance of, conflicts of interest.

        Because of their current or former positions with Tyco International, substantially all of our executive officers, including our Chief Executive Officer and our Chief Financial Officer, and some of our non-employee director nominees, own common shares of Tyco International, options to purchase common shares of Tyco International or other Tyco International equity awards. Following Tyco International's distribution of Covidien to its shareholders, these officers and non-employee directors will own common shares, options to purchase common shares and other equity awards in Tyco International or Covidien. The individual holdings of common shares, options to purchase common shares or other equity awards of Tyco International and Covidien may be significant for some of these persons compared to their total assets. These equity interests may create, or appear to create, conflicts of interest when these directors and officers are faced with decisions that could benefit or affect the equity holders of Tyco International or Covidien in ways that do not benefit or affect us in the same manner.

  If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and Tyco International could incur significant U.S. federal income tax liabilities.

        Tyco International has received private letter rulings from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution of our common shares and Covidien common shares to the Tyco International shareholders substantially to the effect that the distribution, except for cash received in lieu of a fractional share of our common shares and the Covidien common shares, will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The private letter rulings also provide that certain internal transactions undertaken in anticipation of the separation will qualify for favorable treatment under the Code. In addition to obtaining the private letter rulings, Tyco International expects to obtain opinions from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution and certain internal transactions. The private letter rulings and the opinions rely or will rely on certain facts and assumptions, and certain representations and undertakings, from us, Covidien and Tyco International regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the Internal Revenue Service could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Tyco International would recognize gain in an amount equal to the excess of the fair market value of our common shares and Covidien common shares distributed to Tyco International shareholders on the distribution date over Tyco International's tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S.

federal income tax. However, we, Covidien and Tyco International would incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the separation should be treated as taxable transactions.

        In addition, under the terms of the Tax Sharing Agreement, in the event the distribution or the internal transactions were determined to be taxable and such determination was the result of actions taken after the distribution by us, Covidien or Tyco International, the party responsible for such failure would be responsible for all taxes imposed on us, Covidien or Tyco International as a result thereof. If such determination is not the result of actions taken after the distribution by us, Covidien or Tyco International, then we, Covidien and Tyco International would be responsible for 31%, 42% and 27%, respectively, of any taxes imposed on us, Covidien or Tyco International as a result of such determination. Such tax amounts could be significant. In the event that any party to the Tax Sharing Agreement defaults in its obligation to pay distribution taxes to another party that arise as a result of no party's fault, each non-defaulting party would be responsible for an equal amount of the defaulting party's obligation to make a payment to another party in respect of such other party's taxes.

  We may be unable to refinance indebtedness of $3.575 billion outstanding under our unsecured bridge loan facility on a timely basis or on commercially reasonable terms.

        Upon separation, we will have outstanding $3.575 billion under the unsecured bridge loan facility, which is to be assigned to us. We may be unable to refinance this indebtedness on a timely basis or on commercially reasonable terms, which may have a material adverse effect on our financial condition, operations and liquidity.

  As an independent, publicly-traded company, we may not enjoy the same benefits that we did as a segment of Tyco International.

        There is a risk that, by separating from Tyco International, we may become more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current Tyco International organizational structure. As part of Tyco International, we have been able to enjoy certain benefits from Tyco International's operating diversity, purchasing power, available capital for investments and opportunities to pursue integrated strategies with Tyco International's other businesses. As an independent, publicly-traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets.

  We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly-traded company, and we may experience increased costs after the separation or as a result of the separation.

        Following the completion of our separation, Tyco International will be obligated contractually to provide to us only those transition services specified in agreements we enter into with Tyco International in preparation for the separation. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Tyco International previously provided to us that are not specified in any transition services agreement. After the expiration of any transition services agreement, we may be unable to replace in a timely manner or on comparable terms the services specified in any such agreement. Upon expiration of any transition services agreement, many of the services that are covered in such agreement will have to be provided internally or by unaffiliated third parties. We may incur higher costs to obtain such services than we incurred previously. In addition, if Tyco International does not continue to perform the transition services and the other services that are called for under any transition services agreement, we may not be able to operate our business as effectively and our profitability may decline.

  In some cases, we might have received better terms from unaffiliated third parties than the terms we received in our agreements with Tyco International and Covidien.

        The agreements related to our separation from Tyco International and Covidien, including the Separation and Distribution Agreement and the Tax Sharing Agreement, were negotiated in the context of our separation from Tyco International while we were still part of Tyco International and, accordingly, may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties. The separation agreements were approved in consideration of the best interests of Tyco International's shareholders and may conflict with your interests as a shareholder of Tyco Electronics.

  If we fail to comply with the requirements of Section 404 of Sarbanes-Oxley, our business prospects and the valuation of our common shares could be adversely affected.

        Section 404 of the Sarbanes-Oxley Act will require our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. If we are unable to comply with these obligations or experience delays in reports of our management and outside auditors on our internal control over financial reporting, we might be unable to file timely with the Securities and Exchange Commission our annual or periodic reports and might be subject to regulatory and enforcement actions by the SEC and the New York Stock Exchange, including delisting from the New York Stock Exchange, securities litigation, events of default under our credit agreements, debt rating agency downgrades or rating withdrawals and a general loss of investor confidence, any one of which would adversely affect the valuation of our common shares and could adversely affect our business prospects.

        Subsequent to the filing of our combined financial statements for fiscal 2006, fiscal 2005 and fiscal 2004 in the initial filing of our registration statement with the SEC, we determined that our combined financial statements contained certain errors. The errors primarily resulted from the process of carving out certain income tax accounts from Tyco International's consolidated financial statements and related information. We substantially relied upon the processes at Tyco International to prepare our carve-out accounts for income taxes. We have determined that certain of those tax processes utilized by Tyco International in determining certain carve out amounts for income taxes did not operate at a sufficient level of precision relative to our materiality for us to ensure that the carve-out accounts were materially correct. We have also determined that we did not have sufficient control processes in place to ensure that the information provided by Tyco International was complete and accurate and have concluded that the absence of these control processes is a material weakness in our internal control over financial reporting relating to income taxes.

        In connection with our readiness efforts to become an independent, publicly-traded company, we are developing the appropriate internal controls and procedures relating to our new corporate functions, including income tax accounting, in anticipation of being subject to the requirements of the Sarbanes-Oxley Act.

  We might not be able to engage in desirable strategic transactions and equity issuances following the separation because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

        Our ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve for U.S. federal income tax purposes the tax-free nature of the distribution by Tyco International. In addition, similar limitations and restrictions will apply to Covidien and Tyco International. Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to Tyco International under Section 355(e) of the Code if 50% or more, by vote or value, of our common shares, Covidien's common shares or Tyco International's common shares are acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Tyco International's common shares within two years before the distribution, and any acquisitions or issuances of our common shares, Covidien's common shares or Tyco International's common shares within two years after the distribution, generally are presumed to be part of such a plan, although we, Covidien or Tyco International may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of Tyco International's common shares within the two years before the distribution. If an acquisition or issuance of our common shares, Covidien's common shares or Tyco International's common shares triggers the application of Section 355(e) of the Code, Tyco International would recognize taxable gain as described above, but such gain generally would not be subject to U.S. federal income tax. However, certain subsidiaries of Covidien or Tyco International or subsidiaries of ours would incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

        Under the Tax Sharing Agreement, there are restrictions on our ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the separation to fail to qualify as tax-favored transactions, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire 35% or more of our common shares, or engaging in certain internal transactions. These restrictions apply for the two-year period after the distribution, unless we obtain the consent of the other parties or we obtain a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or the internal transactions undertaken in anticipation of the separation to fail to qualify as tax-favored transactions, and such letter ruling or opinion, as the case may be, is acceptable to the parties. Covidien and Tyco International are subject to similar restrictions under the Tax Sharing Agreement. Moreover, the Tax Sharing Agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or certain internal transactions to qualify as a tax-favored transaction under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or such party obtains a favorable letter ruling or opinion of tax counsel as described above. For example, we would be responsible for a third party's acquisition of us at a time and in a manner that would cause such failure. These restrictions may prevent us from entering into transactions which might be advantageous to our shareholders.

Risks Relating to Our Jurisdiction of Incorporation

  Legislation and negative publicity regarding Bermuda companies could increase our tax burden and adversely affect our financial condition, results of operations and cash flows.

  Tax Legislation

        The U.S. Congress has in the past considered legislation affecting the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. In October 2004, the U.S. Congress enacted such legislation, which did not, however, retroactively apply to us. Legislation passed by the U.S. Senate on November 18, 2005 would have modified parts of the American Jobs Creation Act of 2004 but did not become law. We anticipate that various U.S. Treasury Department studies will be released and tax proposals will be introduced in the U.S. Congress in the future and cannot assure you that these proposals would not have adverse effects on us if enacted. Such adverse effects could include substantially reducing the tax benefits of our corporate structure, materially increasing our tax burden or otherwise adversely affecting our financial condition, results of operations and cash flows.

  Negative Publicity

        There is continuing negative publicity regarding, and criticism of, U.S. companies' use of, or relocation to, offshore jurisdictions, including Bermuda. As a Bermuda company, this negative publicity could harm our reputation and impair our ability to generate new business if companies or governmental agencies decline to do business with us as a result of any perceived negative public image of Bermuda companies or the possibility of our customers receiving negative media attention from doing business with a Bermuda company.

  Legislation Relating to Governmental Contracts

        Various U.S. federal and state legislative proposals that would deny governmental contracts to U.S. companies that move their corporate location abroad may affect us.

        The U.S. federal government and various states and municipalities have proposed or may propose legislation that would deny governmental contracts to U.S. companies that move their corporate location abroad. We are unable to predict the likelihood or final form in which any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments and increased regulatory scrutiny may have on our business.

        We are unable to predict whether the final form of the proposed legislation discussed above also would affect our indirect sales to the U.S. federal or state governments or the willingness of our non-governmental customers to do business with us. As a result of these uncertainties, we are unable to assess the potential impact on us of any proposed legislation in this area and cannot assure you that the impact will not be materially adverse.

  Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

        We are organized under the laws of Bermuda. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Bermuda would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States and Bermuda currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda.

        As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including differences relating to interested director and officer transactions, shareholder lawsuits and indemnification. Likewise, the duties of directors and officers of a Bermuda company generally are owed to the company only. Shareholders of Bermuda companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Under Bermuda law, a company also may agree to indemnify directors and officers for any personal liability, not involving fraud or dishonesty, incurred in relation to the company. Thus, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

Risks Relating to Our Common Shares

  There is no existing market for our common shares and a trading market that will provide you with adequate liquidity may not develop for our common shares. In addition, once our common shares begin trading, the market price of our common shares may fluctuate widely.

        There currently is no public market for our common shares. We anticipate that, on or prior to the record date for the distribution, trading of our common shares will begin on a "when-issued" basis and will continue through the distribution date. We cannot assure you that an active trading market for our common shares will develop as a result of the distribution or be sustained in the future.

        We cannot predict the prices at which our common shares may trade after the distribution. The market price of our common shares may fluctuate widely, depending upon many factors, including:

  •
  our business profile and market capitalization may not fit the investment objectives of Tyco International shareholders;

  •
  a shift in our investor base;

  •
  our quarterly or annual earnings;

  •
  actual or anticipated fluctuations in our operating results;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  announcements by us or our competitors of significant acquisitions or dispositions;

  •
  the failure of securities analysts to cover our common shares after the distribution;

  •
  changes in earnings estimates by securities analysts or our ability to meet those estimates;

  •
  the operating and stock price performance of other comparable companies; and

  •
  overall market fluctuations and general economic conditions.

  Investors may be unable to accurately value our common shares.

        Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, no public company exists that is directly comparable to our size, scale and product offerings. For these reasons, investors may find it difficult to accurately value our common shares, which may cause our common shares to trade below our true value.

  Substantial sales of our common shares may occur in connection with this distribution, which could cause our share price to decline.

        The Tyco Electronics common shares that Tyco International distributes to its shareholders generally may be sold immediately in the public market. We expect that some Tyco International shareholders, including possibly some of our larger shareholders, will sell our common shares received in the distribution because, among other reasons, our business profile or market capitalization as an independent, publicly-traded company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor's 500 Index and other indices hold Tyco International common shares. Unless we are included in these indices from the date of the distribution, these index funds will be required to sell our common shares that they receive in the distribution. The sales of significant amounts of our common shares or the perception in the market that these sales will occur could adversely affect the market price of our common shares.

  Your percentage ownership of our common shares may be diluted in the future.

        Your percentage ownership of our common shares may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. Prior to the record date for the distribution, we expect that Tyco International will approve the Tyco Electronics Ltd. 2007 Stock and Incentive Plan, which will provide for the grant of equity-based awards, including restricted shares, restricted share units, share options, share appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants.

  We cannot assure you that we will pay any dividends.

        We cannot assure you that we will have sufficient surplus under Bermuda law to be able to pay any dividends, due to extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves. If we do not pay dividends, the price of our common shares that you receive in the distribution must appreciate for you to receive a gain on your investment in our common shares. This appreciation may not occur.

  Certain provisions of our bye-laws may reduce the likelihood of any unsolicited acquisition proposal or potential change of control that you might consider favorable.

        Our bye-laws contain provisions that could be considered "anti-takeover" provisions because they make it harder for a third-party to acquire us without the consent of our incumbent board of directors. Under these bye-law provisions:

  •
  shareholders may not remove directors without cause, change the size of the board of directors or, except in limited circumstances, fill vacancies on the board of directors;

  •
  shareholders may act only at shareholder meetings and not by written consent;

  •
  shareholders must comply with advance notice provisions for nominating directors or presenting other proposals at shareholder meetings;

  •
  restrictions will apply to any merger or other business combination (including an amalgamation under Bermuda law) between our company and any holder of 15% or more of our issued voting shares who became such without the prior approval of our board of directors; and

  •
  our board of directors may without shareholder approval issue preferred shares and determine their rights and terms, including voting rights, or adopt a shareholder rights plan.

        These provisions, which may only be amended by the affirmative vote of the holders of 80% of our issued voting shares, could have the effect of discouraging an unsolicited acquisition proposal or delaying, deferring or preventing a change of control transaction that might involve a premium price or otherwise be considered favorably by our shareholders.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this information statement, including in the sections entitled "Summary," "Risk Factors," "Questions and Answers About the Separation," "The Separation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Tyco International, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should" or the negative of these terms or similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

        The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

        For more information about the separation of Tyco Electronics, see "The Separation."

Why is the separation of Tyco Electronics structured as a distribution?	Tyco International believes that a tax-free distribution of shares of Tyco Electronics and Covidien to its shareholders is a tax-efficient way to separate the businesses.
How will the separation of Tyco Electronics work?
The separation will be accomplished through a series of transactions in which the equity interests of the entities that hold all of the assets and liabilities of Tyco International's electronics businesses will be transferred to Tyco Electronics and the common shares of Tyco Electronics will be distributed by Tyco International to its shareholders on a pro rata basis.
When will the distribution occur?	We expect that Tyco International will distribute the common shares of Tyco Electronics on , 2007, to holders of record of Tyco International common shares on , 2007, the record date.
What do shareholders need to do to participate in the distribution?
Nothing, but we urge you to read this entire document carefully. Shareholders who hold Tyco International common shares as of the record date will not be required to take any action to receive Tyco Electronics common shares in the distribution. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy. You will not be required to make any payment, surrender or exchange your Tyco International common shares or take any other action to receive your Tyco Electronics common shares.
Can Tyco International decide to cancel the distribution of the Tyco Electronics common shares even if all the conditions have been met?
Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See "The Separation—Conditions to the Distribution," included elsewhere in this information statement. Tyco International has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the board of directors of Tyco International determines that the distribution is not in the best interests of Tyco International and its shareholders or that market conditions are such that it is not advisable to separate the electronics businesses from Tyco International.
Does Tyco Electronics plan to pay dividends?
Following the distribution, we expect that initially we will pay approximately $280 million per year in dividends to holders of our common shares. The timing, declaration and payment of future dividends to holders of our common shares, however, falls within the discretion of our board of directors and will depend upon many factors, including the statutory requirements of Bermuda law, our financial condition and earnings, the capital requirements of our businesses, industry practice and any other factors the board of directors deems relevant.
Will Tyco Electronics have any debt?
Yes. We anticipate having indebtedness of $3.7 billion. In connection with the separation, we have entered into a new five-year unsecured senior revolving credit facility. The commitment under this new credit facility is $900 million until the time of the distribution and will increase to $1.5 billion at the time of the separation. We also entered into a $3.575 billion unsecured bridge loan facility. We intend to replace our unsecured bridge loan facility with public or private long-term debt.

For additional information relating to our planned financing arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Material Indebtedness" included elsewhere in this information statement.
Who will pay the separation costs?
Tyco International will pay the costs of separation incurred prior to the separation, consisting largely of tax restructuring, debt refinancing, professional services and employee-related costs. Costs relating to the separation incurred after the distribution will be borne by the party incurring such costs. In addition, we also will incur costs in connection with the separation as we prepare to operate as an independent, publicly-traded company. In addition, we also will incur costs as we implement organizational changes necessary for us to operate as an independent, publicly-traded company.
What are the U.S. federal income tax consequences of the distribution to Tyco International shareholders that are subject to U.S. federal income tax?
Tyco International has received private letter rulings from the Internal Revenue Service substantially to the effect that the distribution will qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. In addition to obtaining the private letter rulings, Tyco International expects to obtain an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution. Assuming that the distribution is tax-free, for U.S. federal income tax purposes no gain or loss will be recognized by a shareholder that is subject to U.S. federal income tax, and no amount will be included in the income of a shareholder that is subject to U.S. federal income tax, upon the receipt of our common shares pursuant to the distribution. A shareholder that is subject to U.S. federal income tax generally will recognize gain or loss with respect to any cash received in lieu of a fractional share. See "Risk Factors—Risks Relating to Separating Our Company from Tyco International—If the distribution or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and Tyco International could incur significant U.S. federal income tax liabilities" and "The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution" included elsewhere in this information statement.

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.
How will I determine the U.S. federal income tax basis I will have in the Tyco Electronics shares I receive in the distribution?
Shortly after the distribution is completed, Tyco International will provide U.S. taxpayers with information to enable them to allocate their U.S. federal income tax bases in their Tyco International shares to the Tyco Electronics and Covidien common shares received in the distribution and other information they will need to report their receipt of Tyco Electronics and Covidien common shares on their 2007 U.S. federal income tax returns as a tax-free distribution. Generally, your aggregate tax basis in the common shares that you hold in Tyco International and the new common shares of Tyco Electronics and Covidien received by you in the distribution, including any fractional share interest for which cash is received, will equal your tax basis in your Tyco International common shares immediately before the distribution. Your tax basis in your Tyco International shares will be allocated among the Tyco International common shares and Tyco Electronics and Covidien common shares, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and non-U.S. tax laws.
What will the relationships between Tyco International and Tyco Electronics be following the separation?
Before our separation, we will enter into a Separation and Distribution Agreement and other agreements with Tyco International and Covidien to effect the separation and provide a framework for our relationships with Tyco International and Covidien after the separation. These agreements will govern the relationships among us, Tyco International and Covidien subsequent to the completion of the separation plan and will provide for the allocation to us and Covidien of certain of Tyco International's assets, liabilities and obligations attributable to periods prior to our separation from Tyco International. The Separation and Distribution Agreement requires us to assume or retain the liabilities of Tyco International primarily related to our business and 31% of certain contingent and other corporate liabilities of Tyco International, including the Tyco International shareholder litigation, and establishes the amount of the indebtedness that each separated company initially will incur and retain. If any party defaults on its obligations with respect to the shareholder litigation, the other parties will be jointly and severally liable for the defaulting party's obligations. Tyco International will be responsible for finalizing the settlement agreement entered into on May 14, 2007 and applying to the court for approval of the settlement agreement and will manage the defense of any other ongoing shareholder litigation, subject to certain limitations, and may determine the timing, terms and amount of any settlement. See "Relationship with Tyco International and Covidien" included elsewhere in this information statement.
Will I receive physical certificates representing Tyco Electronics common shares following the separation?
No. Following the separation, none of Tyco International, Tyco Electronics or Covidien will be issuing physical certificates representing common shares. Instead, Tyco International will electronically issue Tyco Electronics common shares to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. A benefit of issuing shares electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical share certificates.

What if I want to sell my Tyco International common shares or my Tyco Electronics common shares?
You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Tyco International nor Tyco Electronics makes any recommendations on the purchase, retention or sale of Tyco International common shares or the Tyco Electronics common shares to be distributed.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Tyco International common shares or the Tyco Electronics or Covidien common shares you will receive in the distribution. If you sell Tyco International common shares in the "regular-way" market up to and including the distribution date, you will be selling your right to receive common shares of Tyco Electronics in the distribution.
Where will I be able to trade Tyco Electronics common shares?
There currently is no public market for our common shares. We have applied to list our common shares on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TEL." We anticipate that trading in our common shares will begin on a "when-issued" basis on or shortly before the record date and will continue through the distribution date, and that "regular-way" trading in our common shares will begin on the first trading day following the distribution date. If trading begins on a "when-issued" basis, you may purchase or sell our common shares up to and including the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common shares before, on or after the distribution date.
Will the number of Tyco International shares I own change as a result of the distribution?
Yes. We anticipate that Tyco International will conduct a reverse share split, and as a result, each Tyco International common share that you own will be converted into one-quarter of a Tyco International common share. Tyco International will not issue fractional shares and you will receive a cash payment in lieu of any fractional shares you are entitled to from the reverse share split.
What will happen to the listing of Tyco International common shares?
Nothing. It is expected that after the distribution of Tyco Electronics and Covidien common shares, Tyco International common shares will continue to be traded on the New York Stock Exchange and on the Bermuda Stock Exchange under the symbol "TYC."
Will the distributions of the common shares of Tyco Electronics and Covidien affect the market price of my Tyco International shares?
Yes. As a result of the distributions, we expect the trading price of Tyco International common shares immediately following the distributions, as adjusted for the anticipated reverse share split, to be lower than immediately prior to the distributions because the trading price will no longer reflect the value of the electronics and healthcare businesses. We also believe that, until the market has fully analyzed the value of Tyco International without the electronics and healthcare businesses, the price of Tyco International common shares may fluctuate significantly. Tyco International believes that over time, following the separation, the common shares of the three independent, publicly-traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Tyco International were to remain under its current configuration. We cannot assure you that this higher aggregate market value will be achieved. It is possible that the combined trading prices of the common shares of Tyco International, Tyco Electronics and Covidien after the distributions may be equal to or less than the trading price of Tyco International common shares before the distributions.

Are there risks to owning Tyco Electronics common shares?
Yes. Our business is subject to both general and specific risks relating to our business, our relationship with Tyco International and our becoming an independent, publicly-traded company. Our business also is subject to risks relating to the separation. These risks are described in the "Risk Factors" section of this information statement beginning on page 10. We encourage you to read that section carefully.
Where can Tyco International shareholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:
Tyco International Ltd. Investor Relations 9 Roszel Road Princeton, NJ 08540 Tel: (609) 720-4333 Fax: (609) 720-4603 www.tyco.com
After the separation, if you have any questions relating to the distribution of our shares, you should contact:
Tyco Electronics Ltd. Investor Relations 1050 Westlakes Drive Berwyn, PA 19312 Tel: (610) 893-9560 Fax: (610) 893-9393 www.tycoelectronics.com

THE SEPARATION

General

        On January 13, 2006, Tyco International announced that its board of directors had approved a plan to separate Tyco International into three independent, publicly-traded companies: one for Tyco International's electronics businesses (Tyco Electronics); one for its healthcare businesses (Covidien); and one for its fire and security and engineered products and services businesses (Tyco International). The separation will occur through distributions to Tyco International's shareholders of all of the common shares of Tyco Electronics and Covidien. Tyco International will continue to own and operate its fire and security and engineered products and services businesses after the distributions.

        Tyco International's board of directors and its senior leadership, in consultation with financial and legal advisors, evaluated a broad range of strategic alternatives to the proposed separation, including the continuation of Tyco International's current operating strategy, the sale of select businesses and the separation of only one of Tyco International's businesses. The management of Tyco International and its board of directors concluded that separating into three businesses would be the best way to position each of these companies for sustained growth and value creation. We believe that, following the separation, Tyco Electronics will be able to compete more effectively and will be better positioned to benefit from ongoing consolidation in the electronics industry.

        Since January 2006, the Tyco International board of directors met numerous times with and without members of Tyco International's senior management team to discuss the separation. In these meetings, the Tyco International board of directors considered, among other things, the benefits to the businesses and to Tyco International's shareholders that are expected to result from the separation, the capital allocation strategies and dividend policies for the separated companies, the allocation of Tyco International's existing assets, liabilities and businesses among the separated companies, the terms of certain commercial relationships among the separated companies that will exist following the separation, the corporate governance arrangements that will be in place at each company following the separation and the appropriate members of senior management at each company following the separation.

        The distributions of the common shares of Tyco Electronics and Covidien are being made in furtherance of the separation plan. On                        , 2007, the distribution date, each Tyco International shareholder will receive 0.25 common shares of Tyco Electronics for each common share of Tyco International and 0.25 common shares of Covidien for each common share of Tyco International held at the close of business on the record date, as described below. Immediately following the distributions, Tyco International's shareholders will own 100% of the outstanding common shares of Tyco Electronics and Covidien. You will not be required to make any payment, surrender or exchange your common shares of Tyco International or take any other action to receive your common shares of Tyco Electronics and Covidien.

        The distribution of our common shares as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see "Conditions to the Distribution."

Reasons for the Separation

        The Tyco International board of directors regularly reviews the various businesses that Tyco International conducts so that Tyco International's resources are being put to use in a manner that is in the best interests of Tyco International and its shareholders. Over the last several years, Tyco International has achieved increased revenues and earnings. During that time, however, Tyco International concluded that operating as a conglomerate made it difficult for analysts and the market generally to understand its real value and has found that any real or perceived negative issue at any one of its business units has usually obscured the performance of Tyco International as a whole. The Tyco International board of directors evaluated a number of strategic alternatives to increase value and concluded that a separation would be the most feasible and the most financially attractive approach. The Tyco International board of directors believes that creating independent, focused companies is the best way to unlock the full value of Tyco International's businesses in both the short and long term. There will be one company for Tyco International's electronics businesses, one company for Tyco International's healthcare businesses and a third company for Tyco International's fire and security and engineered products and services businesses.

        Tyco International believes that the separation of its businesses provides each separated company with certain opportunities and benefits. The following are some of the opportunities and benefits that the Tyco International board of directors considered in approving the separation:

  •
  Each separated company will be able to focus on its core business and growth opportunities, which will allow each separated company to respond more quickly and efficiently to developments in the industry in which it operates. In addition, after the separation, the businesses within each company will no longer need to compete internally for capital with businesses operating in other industries.

  •
  The management of each separated company will be able to design and implement corporate policies and strategies that are based primarily on the business characteristics of that company and to concentrate its financial resources wholly on its own operations.

  •
  The separation will provide investors with three investment options that may be more attractive to investors than the investment option of one combined company. Investors will have the opportunity to invest individually in each of the independent, publicly-traded companies. The Tyco International board of directors believes that certain investors may want to invest in companies that are focused on only one industry or group of industries and that the demand for the independent, publicly-traded companies by such investors may increase the demand for each company's shares relative to the demand for Tyco International's shares. The separation is intended to reduce the complexities surrounding investor understanding and give current investors in Tyco International the ability to choose how to diversify their Tyco International holdings.

  •
  Each independent, publicly-traded company will have a capital structure designed to meet its needs. As an independent, publicly-traded company, our capital structure is expected to facilitate selective acquisitions, possibly using our common shares as currency, strategic alliances and partnerships, and internal expansion that are important for us to remain competitive in our industry.

  •
  Although there can be no assurance, Tyco International believes that, over time, following the separation, the common shares of the independent, publicly-traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Tyco International were not to complete the separation. The Tyco International board of directors believes that this increase in the market value of the common shares, if achieved, should permit each independent, publicly-traded company to effect acquisitions with common shares in a manner that preserves capital with less dilution of the existing shareholders' interests than would occur by issuing pre-distribution Tyco International common shares.

  •
  The separation will permit the creation of equity securities, including options and restricted share units, for each of the independent, publicly-traded companies with a value that is expected to reflect more closely the efforts and performance of each company's management. These equity securities should enable each independent, publicly-traded company to provide incentive compensation arrangements for its key employees that are directly related to the market performance of each company's common shares. Tyco International believes these equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

        The Tyco International board of directors considered a number of potentially negative factors in evaluating the separation, including the decreased capital available for investment, the loss of synergies from operating as one company, potential disruptions to the businesses as a result of the separation, the potential effect of the separation on the anticipated credit ratings of the separated companies, risks associated with refinancing Tyco International's debt, risks of being unable to achieve the benefits expected from the separation, the reaction of Tyco International's shareholders to the separation, the risk that the plan of execution might not be completed and the one-time and ongoing costs of the separation. The Tyco International board of directors concluded that the potential benefits of the separation outweighed these factors.

        In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the Tyco International board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.

        The Tyco International board of directors has received an opinion from Duff & Phelps to the effect that Tyco International, Tyco Electronics and Covidien each will be solvent and adequately capitalized immediately after the distribution and an opinion from Appleby Hunter Bailhache that Tyco International has sufficient surplus under Bermuda law to declare the dividends of Tyco Electronics and Covidien common shares.

The Number of Shares You Will Receive

        For each common share of Tyco International that you own at the close of business on    , 2007, the record date, you will receive 0.25 of our common shares on the distribution date. Tyco International will not distribute any fractional shares to its shareholders. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata, based on the fractional share such holder would otherwise be entitled to receive, to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Tyco International or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Tyco International or us.

        The aggregate net cash proceeds of these sales generally will be taxable for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Consequences of the Distribution" for an explanation of the tax consequences of the distribution. If you physically hold certificates for Tyco International common shares and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Tyco International common shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

When and How You Will Receive the Distribution

        Tyco International will distribute our common shares on    , 2007, the distribution date. Mellon Investor Services, which currently serves as the transfer agent and registrar for Tyco International's common shares, will serve as transfer agent and registrar for our common shares.

        If you own Tyco International common shares as of the close of business on the record date, the Tyco Electronics common shares that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell common shares of Tyco International in the "regular-way" market up to and including the distribution date, you will be selling your right to receive our common shares in the distribution.

        Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your common shares of Tyco International and you are the registered holder of the Tyco International shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of our common shares that have been registered in book-entry form in your name.

        Most Tyco International shareholders hold their common shares of Tyco International through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your Tyco International common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the common shares of Tyco Electronics that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in "street name," we encourage you to contact your bank or brokerage firm.

Results of the Separation

        After our separation from Tyco International, we will be an independent, publicly-traded company. Immediately following the distribution, we expect to have approximately 49,711 shareholders of record, based on the number of registered holders of Tyco International common shares on June 1, 2007, and approximately 496,150,243 million outstanding common shares. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Tyco International options between the date the Tyco International board of directors declares the dividend for the distribution and the record date for the distribution. The distribution will not affect the number of outstanding common shares of Tyco International or any rights of Tyco International's shareholders. We anticipate, however, that Tyco International will conduct a reverse share split effective on the date of the distribution. Tyco International will not distribute any fractional common shares for Tyco Electronics. Instead, an independent agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the distribution.

        Before the separation, we will enter into a Separation and Distribution Agreement and other agreements with Tyco International and Covidien to effect the separation and provide a framework for our relationships with Tyco International and Covidien after the separation. These agreements will govern the relationships among Tyco International, Covidien and us subsequent to the completion of the separation plan and provide for the allocation among Tyco International, Covidien and us of Tyco International's assets, liabilities and obligations attributable to periods prior to our separation from Tyco International. The Separation and Distribution Agreement, in particular, requires us to assume a portion of certain of Tyco International's contingent corporate liabilities and establishes the amount of the debt that each separated company initially will incur.

        For a more detailed description of these agreements, see "Relationship with Tyco International and Covidien."

Incurrence of Debt

        In connection with the separation, we have entered into a new five-year senior revolving credit facility. The commitment under this new credit facility is $900 million until the time of the distribution and will increase to $1.5 billion at the time of the separation. We also entered into a $3.575 billion unsecured bridge loan facility. We intend to replace our unsecured bridge loan facility with public or private long-term debt. For additional information about our current and planned financing arrangements, see "Description of Material Indebtedness," included elsewhere in this information statement.

Certain U.S. Federal Income Tax Consequences of the Distribution

        The following is a summary of the material U.S. federal income tax consequences of the distribution and is based on the Code, the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the Internal Revenue Service, all as they exist as of the date of this information statement. This summary does not discuss all tax considerations that may be relevant to Tyco International shareholders in light of their particular circumstances, nor does it address the consequences to Tyco International shareholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, non-U.S. entities, non-U.S. trusts and estates and beneficiaries thereof, persons who acquire Tyco International common shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies and dealers in securities. In addition, this summary does not address the U.S. federal income tax consequences to Tyco International shareholders who do not hold their Tyco International common shares as capital assets or any state, local or non-U.S. tax consequences of the transactions.

        Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

  Principal U.S. Federal Income Tax Consequences of the Distribution to Tyco International and Shareholders of Tyco International

        Tyco International has received private letter rulings from the Internal Revenue Service substantially to the effect that, for U.S. federal income tax purposes, the distribution will qualify as tax-free to Tyco International and its shareholders under Sections 368(a)(1)(D) and 355 of the Code. In addition to obtaining the private letter rulings, Tyco International expects to obtain an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution. The private letter rulings provide that:

  •
  no gain or loss will be recognized by Tyco International for U.S. federal income tax purposes as a result of the distribution;

  •
  no gain or loss will be recognized by, or be included in the income of, a holder of Tyco International common shares for U.S. federal income tax purposes solely as the result of the receipt of our common shares and the Covidien common shares in the distribution, except with respect to any cash received in lieu of fractional shares;

  •
  for U.S. federal income tax purposes, the basis of the Tyco International common shares, the Covidien common shares and our common shares in the hands of Tyco International shareholders immediately after the distribution, including any fractional share interest for which cash is received, will be the same as the basis of the Tyco International common shares immediately before the distribution, and will be allocated among the Tyco International common shares, the Covidien common shares and our common shares, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution;

  •
  the holding period for U.S. federal income tax purposes of the Covidien common shares and our common shares received by a Tyco International shareholder, including any fractional share interest for which cash is received, will include the holding period of the shareholder's Tyco International common shares, provided that such shares are held as a capital asset on the date of the distribution; and

  •
  a Tyco International shareholder who receives cash in lieu of a fractional share in the distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received and the Tyco International shareholder's adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder's holding period for its Tyco International common shares exceeds one year.

        The private letter rulings also provide that certain internal transactions undertaken in anticipation of the separation will qualify for favorable tax treatment under the Code, and Tyco International expects to receive opinions to the effect that those transactions and certain other internal transactions should qualify for favorable tax treatment.

  Certain U.S. Federal Income Tax Consequences to Tyco International and Shareholders of Tyco International if the Distribution is Taxable

        Although the private letter rulings generally are binding on the Internal Revenue Service, they are based on assumptions and representations made by us, Covidien and Tyco International that certain conditions that are necessary to obtain favorable tax treatment under the Code have been satisfied, and these rulings do not constitute an independent determination by the Internal Revenue Service that these conditions have been satisfied. If the factual representations and assumptions are incorrect in any material respect at the time of the distribution, the private letter rulings could be revoked retroactively or modified by the Internal Revenue Service. We are not aware of any facts or circumstances, however, that would cause these representations or assumptions to be untrue or incomplete in any material respect.

        The opinion that Tyco International expects to obtain from McDermott Will & Emery LLP will be based on assumptions and representations made by us, Covidien and Tyco International. If these representations and assumptions are incorrect in any material respect, our ability to rely on the opinion would be jeopardized. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. We cannot assure you that the Internal Revenue Service will agree with the conclusions expected to be set forth in the opinion, and it is possible that the Internal Revenue Service or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. We are not aware of any facts or circumstances, however, that would cause these representations or assumptions to be untrue or incomplete in any material respect.

        If, notwithstanding the conclusions in the private letter rulings and the opinion, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then Tyco International would recognize gain in an amount equal to the excess of the fair market value of the Covidien common shares and our common shares distributed to Tyco International shareholders on the distribution date over Tyco International's tax basis in such shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax.

        In addition, if, notwithstanding the conclusions in the private letter rulings and the opinion, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then each shareholder that is subject to U.S. federal income tax and who receives Covidien common shares and our common shares in the distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares. You could be taxed on the full value of the shares that you receive, without reduction for any portion of your basis in your Tyco International common shares, as a dividend for U.S. federal income tax purposes to the extent of your pro rata share of Tyco International's current and accumulated earnings and profits, including earnings and profits resulting from Tyco International's recognition of gain on the distribution. Under Treasury regulations, distributions are presumed to be taxable dividends for U.S. federal income tax purposes unless or to the extent we can demonstrate that the distributions are not from earnings and profits computed under U.S. federal income tax principles. Because Tyco International is expected to have significant earnings and profits at the time of the distribution, all or a substantial portion of the distribution could be taxable as a dividend. Under current law, assuming certain holding period and other requirements are met, individual citizens or residents of the United States are subject to U.S. federal income tax on dividends at a maximum rate of 15%. Amounts in excess of your pro rata share of Tyco International's current and accumulated earnings and profits could be treated as a non-taxable return of capital to the extent of your basis in your Tyco International common shares and thereafter as capital gain, assuming you hold your Tyco International common shares as capital assets. Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on long-term capital gains (that is, capital gains on assets held for more than one year) at a maximum rate of 15%. Certain Tyco International shareholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends. A shareholder's tax basis in Tyco Electronics common shares received in a taxable distribution generally would equal the fair market value of Tyco Electronics common shares on the distribution date, and the holding period for those shares would begin the day after the distribution date. The holding period for the shareholder's Tyco International common shares would not be affected by the fact that the distribution was taxable.

        Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to Tyco International under Section 355(e) of the Code if 50% or more, by vote or value, of our common shares, Covidien's common shares or Tyco International's common shares are acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Tyco International's common shares within two years before the distribution, and any acquisitions or issuances of our common shares, Covidien's common shares or Tyco International's common shares within two years after the distribution, generally are presumed to be part of such a plan, although we, Covidien or Tyco International may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of Tyco International's common shares within the two years before the distribution. If an acquisition or issuance of our shares, Covidien's shares or Tyco International's shares triggers the application of Section 355(e) of the Code, Tyco International would recognize taxable gain as described above, but such gain generally would not be subject to U.S. federal income tax. However, certain of our subsidiaries or affiliates or subsidiaries or affiliates of Covidien or Tyco International would incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

  Certain U.S. Federal Income Tax Consequences if the Internal Transactions are Taxable

        If, notwithstanding the conclusions in the private letter rulings and the opinions of McDermott Will & Emery LLP, it is ultimately determined that certain internal transactions undertaken in anticipation of the separation do not qualify for favorable tax treatment, we, Covidien and Tyco International would incur significant tax liabilities.

  Certain Consequences under the Tax Sharing Agreement if the Distribution or the Internal Transactions are Taxable

        In connection with the distribution, we, Tyco International and Covidien will enter into a Tax Sharing Agreement pursuant to which we, Tyco International and Covidien will agree to be responsible for certain tax liabilities and obligations following the distribution. Our indemnification obligations will include a covenant to indemnify Tyco International and Covidien for any taxes and costs that they incur as a result of any action, misrepresentation or omission by us that causes the distribution or certain internal transactions undertaken in anticipation of the separation to fail to qualify for favorable tax treatment under the Code. In addition, Covidien and Tyco International will each similarly agree to indemnify us for any taxes or costs that each of them causes us to incur as a result of each of their actions, misrepresentations or omissions that causes the distribution or certain internal transactions to fail to qualify for favorable tax treatment under the Code. We also will be responsible for 31% of any taxes resulting from the failure of the distribution or internal transactions to qualify for favorable tax treatment under the Code, which failure is not due to the actions, misrepresentations or omissions of Covidien, Tyco Electronics or Tyco International. In addition, even if we were not contractually required to indemnify Tyco International or Covidien for tax liabilities if the distribution or certain internal transactions were to fail to qualify for favorable tax treatment under the Code, we nonetheless may be legally liable under applicable U.S. federal income tax law for certain U.S. federal income tax liabilities incurred by U.S. affiliates of Tyco International if such affiliates were to fail to pay such tax liabilities. See "Relationship with Tyco International and Covidien—Tax Sharing Agreement" for a more detailed discussion of the Tax Sharing Agreement.

Information Reporting by Tyco International Shareholders

        Current U.S. Treasury regulations require each Tyco International shareholder that is subject to U.S. federal income tax reporting and that receives our common shares in the distribution to attach to his, her or its U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Tyco International will provide shareholders that are subject to U.S. federal income tax reporting with the information to enable them to allocate their U.S. federal income tax bases in their Tyco International shares to the Tyco Electronics and Covidien common shares received in the distribution and other information they will need to report their receipt of Tyco Electronics and Covidien common shares on their 2007 U.S. federal income tax returns as a tax-free transaction.

        The foregoing is a summary of certain U.S. federal income tax consequences of the distribution under current law and is for general information only. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each Tyco International shareholder should consult his, her or its tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state, local and non-U.S. tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Market for Common Shares

        There currently is no public market for our common shares. A condition to the distribution is the listing on the New York Stock Exchange of our common shares. We have applied to list our common shares on the New York Stock Exchange and on the Bermuda Stock Exchange under the symbol "TEL."

Trading Between the Record Date and Distribution Date

        Beginning on or shortly before the record date and continuing through the distribution date, there will be two markets in Tyco International common shares: a "regular-way" market and an "ex-distribution" market. Tyco International common shares that trade on the regular-way market will trade with an entitlement to Tyco Electronics and Covidien common shares to be distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to Tyco Electronics or Covidien common shares to be distributed pursuant to the distribution. Therefore, if you sell Tyco International common shares in the "regular-way" market up to and including the distribution date, you will not receive Tyco Electronics and Covidien common shares in the distribution. If you own Tyco International common shares at the close of business on the record date and sell those shares on the "ex-distribution" market, up to and including the distribution date, you will receive the Tyco Electronics and Covidien common shares that you would be entitled to receive pursuant to your ownership of Tyco International common shares because you owned these common shares at the close of business on the record date.

        Furthermore, we anticipate that, beginning on or shortly before the record date and continuing through the distribution date, there will be a "when-issued" market in our common shares. "When-issued" trading refers to a sale or purchase made conditionally, because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for our common shares that will be distributed to Tyco International shareholders on the distribution date. If you owned Tyco International common shares at the close of business on the record date, you would be entitled to our common shares distributed pursuant to the distribution. You may trade this entitlement to our common shares, without the Tyco International common shares you own, on the "when-issued" market. On the first trading day following the distribution date, "when-issued" trading with respect to our common shares will end and "regular-way" trading will begin.

Conditions to the Distribution

        We expect that the distribution will be effective on                        , 2007, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Tyco International:

  •
  The Securities and Exchange Commission shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, no stop order relating to the registration statement shall be in effect and this information statement shall have been mailed to holders of Tyco International common shares.

  •
  All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other non-U.S. jurisdictions in connection with the distribution shall have been received.

  •
  Tyco International shall have received the opinion discussed above under "Principal U.S. Federal Income Tax Consequences of the Distribution to Tyco International and Shareholders of Tyco International" from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution for U.S. federal income tax purposes.

  •
  We shall have entered into various syndicated credit facilities as described in "Description of Material Indebtedness" and such facilities will have become effective.

  •
  The listing of our common shares on the New York Stock Exchange shall have been approved, subject to official notice of issuance.

  •
  The Tyco International board of directors shall have received an opinion from Duff & Phelps to the effect that Tyco International, Tyco Electronics and Covidien each will be solvent and adequately capitalized immediately after the distribution, and an opinion of Appleby Hunter Bailhache that, upon the distribution, the Tyco Electronics and Covidien common shares will be fully paid, freely transferable and non-assessable.

  •
  All material governmental approvals and other consents necessary to consummate the distribution shall have been received.

  •
  No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

        The fulfillment of the foregoing conditions does not create any obligation on Tyco International's part to effect the distribution. The Tyco International board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Tyco International has the right not to complete the distribution if, at any time, Tyco International's board of directors determines, in its sole discretion, that the distribution is not in the best interests of Tyco International or its shareholders or that market conditions are such that it is not advisable to separate the electronics businesses from Tyco International.

Opinion of Duff & Phelps

        Duff & Phelps' opinion is attached to this information statement as Annex A. Tyco International expects that Duff & Phelps will confirm its opinion immediately prior to the completion of the separation. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the opinion. You should read the opinion carefully and in its entirety. Duff & Phelps' opinion was delivered for the information and assistance of Tyco International's board of directors in connection with its consideration of separation.

        As background for its analysis, Duff & Phelps met with key managers of Tyco International, Covidien and us to discuss, in detail, the history, current operations and future outlook for Tyco International, Covidien and us. Duff & Phelps' financial analysis and related solvency opinion is based on available historical financial statements and operating data for Tyco International provided by its management and advisors, an estimate of the post-spin-off cash balances of Tyco International, Covidien and us provided by Tyco International's management or otherwise publicly available sources of information. Duff & Phelps reviewed transaction documentation relating to the spin-offs, including this information statement. Duff & Phelps reviewed industry and comparative public company financial data, to the extent available, obtained from published or other available sources. Duff & Phelps agreed to use generally accepted valuation and analytical techniques as the basis for its analysis and solvency opinion.

        With regard to the rendering of its solvency opinion, Tyco International asked Duff & Phelps to determine whether:

  •
  each of the fair value and the present fair realizable value of the aggregate assets of each of Tyco International, Covidien and us exceeds and will exceed, both immediately before and immediately after and giving effect to the separation, the sum of their respective liabilities, including contingent liabilities identified to Duff & Phelps and, with respect to Tyco International, its statutory capital;

  •
  each of the fair value and the present fair realizable value of the aggregate assets of each of Tyco International, Covidien and us exceeds and will exceed, both immediately before and immediately after and giving effect to the separation, the amount that is or will be required to pay all of their respective debts, including contingent liabilities identified to Duff & Phelps, as such debts mature or otherwise become absolute or due;

  •
  each of Tyco International, Covidien and we are and will be able to pay their respective debts, including contingent liabilities identified to Duff & Phelps, as such debts mature or otherwise become absolute or due; and

  •
  each of Tyco International, Covidien and we do not and will not have, both immediately before and immediately after and giving effect to the separation, unreasonably small capital.

        For the purposes of the solvency opinion, the term "present fair realizable value" means the amount that may be realized by an independent willing seller from an independent willing buyer if each of Tyco International's, Covidien's and our aggregate or total assets, including goodwill, are sold with reasonable promptness in an arm's-length transaction under current conditions for the sale of assets of such business in an existing and not theoretical market. The phrase "does not have unreasonably small capital" refers to the ability of each of Tyco International, Covidien and us to continue as going concerns and not lack sufficient capital for the businesses in which they or we are engaged, and will be engaged, as management has indicated such businesses are now conducted and are proposed to be conducted and their current and anticipated needs, including the contingent liabilities identified to Duff & Phelps, in each case without reasonable forseeability of insolvency. The term "statutory capital" means the sum of the number of shares outstanding multiplied by the par value of those shares, and the share premium, which consists of the value of cash or assets received by Tyco International in connection with the separation, both with and without giving effect to the separation, over and above the par value of those shares (unless a distribution from such share premium is authorized by a vote of shareholders of Tyco International as provided for in the Bermuda Companies Act).

Reason for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to Tyco International's shareholders who are entitled to receive our common shares in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Tyco International nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

        There has been no public market for our common shares. An active trading market may not develop or be sustained in the future. We expect, however, that a limited market for our common shares, commonly known as a "when issued" trading market, will develop on or shortly before the record date and continue through the distribution date. We expect to list our common shares on the New York Stock Exchange and the Bermuda Stock Exchange under the ticker symbol "TEL."

        We cannot predict the prices at which our common shares may trade before the distribution on a "when-issued" basis or after the distribution. Those prices will be determined by the marketplace and may be significantly below the book value per share of our common shares. Prices at which trading in our common shares occurs may fluctuate significantly. Those prices may be influenced by many factors including quarter-to-quarter variations in our actual or anticipated financial results or those of other companies in the industries or the markets that we serve, investor perception of our company and the electronics industry and general economic and market conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common shares. See "Risk Factors—Risks Relating to Our Common Shares—There is no existing market for our common shares and a trading market that will provide you with adequate liquidity may not develop for our common shares. In addition, once our common shares begin trading, the market price of our shares may fluctuate widely."

        On June 1, 2007, Tyco International had 1,984,600,974 common shares issued and outstanding. Based on this number, we expect that upon completion of the distribution we will have 496,150,243 outstanding common shares. The Tyco Electronics common shares that you will receive in the distribution will be freely transferable, unless you are considered an "affiliate" of ours under Rule 144 under the Securities Act of 1933. Persons who can be considered our affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own 44,142 shares. Our affiliates may sell common shares received in the distribution only:

  •
  under a registration statement that the SEC has declared effective under the Securities Act; or

  •
  under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

        In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than an affiliate, and who files a Form 144 with respect to the sale, will be entitled to sell within any three month period commencing 90 days after the date of a registration statement a number of our common shares that does not exceed the greater of:

  •
  1.0% of our then outstanding common shares, or approximately 4,961,502 common shares immediately after the distribution; or

  •
  the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

        Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

        In addition, shares will be issuable under employee stock options that we will assume from Tyco International or that we may issue from time to time under equity compensation plans. See "Management—Equity Compensation Plan." Outstanding option awards held by our executives and employees immediately prior to the distribution will be converted into options exercisable solely for our common shares, except in the limited cases specified in the Separation and Distribution Agreement. The number of shares issuable with respect to these options will be equitably adjusted in connection with the distribution. For more information as to the equitable adjustments see "Management—Treatment of Outstanding Equity Compensation Arrangements." Common shares issued upon exercise of these options will be registered on Form S-8 under the Securities Act and therefore will be freely transferable under the securities laws, except by affiliates as described above.

        Except for the common shares distributed in the distribution and the options described above, none of our equity securities will be outstanding on or immediately after the distribution and there are no registration rights agreements existing with respect to our shares.

DIVIDENDS

        Following the distribution, we expect that initially we will pay approximately $280 million per year in dividends to holders of our common shares. The timing, declaration and payment of future dividends to holders of our common shares, however, falls within the discretion of our board of directors and will depend upon many factors, including the statutory requirements of Bermuda law, our financial condition and earnings, the capital requirements of our businesses, industry practice and any other factors the board of directors deems relevant.

CAPITALIZATION

        The following table presents our capitalization as of March 30, 2007 on an unaudited historical basis and on an unaudited pro forma basis for the separation. Pro forma for the separation includes our anticipated post-separation capital structure which includes the impact of funding our portion of the payment of the class action settlement liability and financing the completion of Tyco International's debt tender offers and the related assignment of debt by Tyco International to us. The separation of Tyco Electronics and our anticipated post-separation capital structure are described in the notes to our Unaudited Pro Forma Combined Balance Sheet under the Unaudited Pro Forma Combined Financial Statements as if the separation and the related transactions and events had been consummated on March 30, 2007.

        The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

        This table should be read in conjunction with "Selected Historical Combined Financial and Other Operating Data," "Description of Material Indebtedness," "Description of Share Capital," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the combined financial statements for the electronics businesses of Tyco International Ltd., and the "Unaudited Pro Forma Combined Financial Statements" and accompanying notes included in this information statement.

        The table below is not necessarily indicative of our capitalization had the distribution and our anticipated post-separation capital structure been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition which would have resulted had we been operating as an independent, publicly-traded company at that date and is not necessarily indicative of our future capitalization or financial condition. The capitalization reflects the impact of financing our share of the payment of the class action settlement liability. In addition, we intend to replace our unsecured bridge loan facility with public or private long-term debt.

	As of March 30, 2007
	Historical	Unaudited Pro Forma for the Separation
	(in millions)
Indebtedness:
Short term borrowings:
Due to Tyco International Ltd. and affiliates	$585	$—
Other	12	12
Unsecured bridge loan facility	—	3,575

Total short-term borrowings	597	3,587

Long-term debt and obligations under capital lease:
Due to Tyco International Ltd. and affiliates	2,954	—
7.2% notes due 2008	86	19
Other	59	59
Unsecured senior revolving credit facility	—	55

Total long-term debt and obligations under capital lease	3,099	133

Total indebtedness	3,696	3,720
Parent company equity	11,619	11,381

Total capitalization	$15,315	$15,101

SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER OPERATING DATA

        The following table presents selected historical combined financial and other operating data for the electronics businesses of Tyco International Ltd. The combined statement of income data for the six months ended March 30, 2007 and March 31, 2006 and the combined balance sheet data as of March 30, 2007 have been derived from our unaudited combined financial statements included elsewhere in this information statement. The combined statement of income data set forth below for fiscal 2006, fiscal 2005, and fiscal 2004 and the combined balance sheet data as of September 29, 2006 and September 30, 2005 are derived from our audited combined financial statements included elsewhere in this information statement. The combined statement of income data for fiscal 2003 and fiscal 2002 and the combined balance sheet data as of September 30, 2004, 2003, and 2002 are derived from our unaudited combined financial statements that are not included in this information statement. The selected financial data for fiscal years 2002 through 2006 have been restated as discussed in Note 1 to the Annual Combined Financial Statements. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

        The selected historical combined financial and other operating data presented below should be read in conjunction with our combined financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement. Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly-traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from Tyco International. Refer to "Unaudited Pro Forma Combined Financial Statements" for a further description of the anticipated changes.

	As of or for the Six Months Ended		As of or for Fiscal
	March 30, 2007(1)	March 31, 2006(2)	2006(3)(8) (Restated)	2005(4)(8) (Restated)	2004(5)(8) (Restated)	2003(6)(8) (Restated)	2002(7)(8) (Restated)
	(in millions)
Combined Statement of Income Data:
Net sales	$6,662	$6,086	$12,812	$11,890	$11,099	$9,785	$9,930
Gross income	1,692	1,612	3,365	3,166	3,128	2,621	2,105
Restructuring and other charges (credits), net	25	10	13	(10)	(34)	599	3,841
Goodwill impairment	—	—	316	—	—	243	1,025
Gain on divestiture	—	—	—	(301)	—	—	—
Income (loss) from operations	789	807	1,409	1,970	1,619	341	(4,253)
Income (loss) from continuing operations	509	542	1,163	990	791	(192)	(4,406)
Income (loss) from discontinued operations, net of income taxes	49	(8)	38	143	(29)	(9)	(34)
Cumulative effect of accounting change, net of income taxes	—	(8)	(8)	11	—	(27)	—
Net income (loss)	$558	$526	$1,193	$1,144	$762	$(228)	$(4,440)
Combined Balance Sheet Data:
Total current assets	$6,118		$6,040	$5,342	$5,163	$4,698	$4,806
Total assets	19,364		19,091	18,473	18,789	18,132	18,846
Total current liabilities	3,177		3,139	3,159	2,957	3,076	5,722
Long-term debt and obligations under capital lease	3,099		3,371	3,816	5,226	6,502	5,942
Total parent company equity	11,619		11,160	9,842	8,242	6,294	5,090
Working capital(9)	2,941		2,901	2,183	2,206	1,622	(916)
Combined Other Operating Data
Capital expenditures	$610	$255	$560	$481	$410	$443	$571

(1)
Net income for the six months ended March 30, 2007 includes $49 million of income, net of income taxes, from discontinued operations. (See Note 3 to the Interim Combined Financial Statements.)

(2)
Net income for the six months ended March 31, 2006 includes an $8 million loss, net of income taxes, from discontinued operations as well as an $8 million loss, net of income taxes, related to the cumulative effect of accounting change recorded in conjunction with the adoption of Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143." (See Notes 3 and 1 to the Interim Combined Financial Statements.)

(3)
Fiscal 2006 income from continuing operations includes a goodwill impairment charge of $316 million in the Wireless Systems segment related to the Integrated Wireless Products reporting unit. (See Note 8 to the Annual Combined Financial Statements.) Fiscal 2006 net income includes $38 million of income, net of income taxes, from discontinued operations as well as an $8 million loss, net of income taxes, related to the cumulative effect of accounting change recorded in conjunction with the adoption of Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143." (See Notes 4 and 2 to the Annual Combined Financial Statements.)

(4)
Fiscal 2005 income from continuing operations includes a $301 million gain on the divestiture of the Tyco Global Network. (See Note 4 to the Annual Combined Financial Statements.) Also included in fiscal 2005 income from continuing operations is $365 million of loss on retirement of debt. (See Note 11 to the Annual Combined Financial Statements.) Fiscal 2005 net income includes $143 million of income, net of income taxes, from discontinued operations as well as an $11 million gain, net of income taxes, related to the cumulative effect of accounting change recorded in conjunction with the change in measurement date for pension and postretirement benefit plans. (See Notes 4 and 2 to the Annual Combined Financial Statements.)

(5)
Fiscal 2004 income from continuing operations includes $102 million of loss on retirement of debt. (See Note 11 to the Annual Combined Financial Statements.) Fiscal 2004 net income includes a $29 million loss, net of income taxes, from discontinued operations. (See Note 4 to the Annual Combined Financial Statements.)

(6)
Fiscal 2003 loss from continuing operations includes restructuring and other charges, net of $599 million and a goodwill impairment charge of $243 million. Fiscal 2003 net loss includes a $9 million loss, net of income taxes, from discontinued operations as well as a $27 million loss, net of income taxes, related to the cumulative effect of accounting change recorded in conjunction with the adoption of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities."

(7)
Fiscal 2002 loss from continuing operations includes restructuring and other charges, net of $3,841 million and a goodwill impairment charge of $1,025 million. Fiscal 2002 net loss includes a $34 million loss, net of income taxes, from discontinued operations.

(8)
The Company restated its Combined Financial Statements for fiscal years 2002 through 2006 to correct errors in accounting for income taxes as well as an immaterial balance sheet adjustment related to deferred revenue. Note 1 to the Annual Combined Financial Statements provides further information regarding this restatement.

The
fiscal 2003 adjustments had no impact on the Company's selected results of operations data. The tax adjustments reduced both loss from continuing operations and net loss by $27 million in fiscal 2002.

The
following table summarizes the impact of the adjustments on the Company's selected financial position data at fiscal year end 2004, 2003, and 2002:

	Fiscal 2004		Fiscal 2003		Fiscal 2002
	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated
	(in millions)
Total current assets	$5,100	$5,163	$4,688	$4,698	$4,796	$4,806
Total assets	18,797	18,789	18,070	18,132	18,784	18,846
Total current liabilities	3,057	2,957	3,172	3,076	5,804	5,722
Total parent company equity	8,165	8,242	6,285	6,294	5,057	5,090
Working capital	2,043	2,206	1,516	1,622	(1,008)	(916)
(9)
Working capital is defined as current assets minus current liabilities.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The following Unaudited Pro Forma Combined Financial Statements for the electronics businesses of Tyco International Ltd. reflect adjustments to the historical combined financial statements of Tyco Electronics to give effect to the separation and our anticipated post-separation capital structure described in the notes to the Unaudited Pro Forma Combined Financial Statements as of March 30, 2007 for the Unaudited Pro Forma Combined Balance Sheet and as of October 1, 2005, the first day of fiscal 2006, for the Unaudited Pro Forma Combined Income Statements presented for both the six months ended March 30, 2007 and fiscal 2006. The historical Combined Statement of Income for fiscal 2006 has been restated as discussed in Note 1 to the Annual Combined Financial Statements. These financial statements include adjustments to reflect the following transactions:

  •
  the contribution to Tyco Electronics Ltd. of all of the assets and liabilities, including the entities holding all of the assets and liabilities, of Tyco International's electronics businesses, and the distribution of our common shares by Tyco International to its shareholders; and

  •
  our anticipated post-separation capital structure which includes the impact of funding our portion of the payment of the class action settlement liability and financing the completion of Tyco International's debt tender offers and the related assignment of debt by Tyco International to us.

        The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

        The following Unaudited Pro Forma Combined Financial Statements should be read in conjunction with the historical combined financial statements for the electronics businesses of Tyco International Ltd. and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this information statement.

        These Unaudited Pro Forma Combined Financial Statements are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly-traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

        On May 14, 2007, Tyco International entered into a class action settlement for $2.975 billion. In the third quarter of fiscal 2007, our results will include an allocated charge of $0.922 billion which is expected to have no tax benefit. The portion allocated to us from Tyco International will be consistent with the sharing percentage included in the Separation and Distribution Agreement which we will enter into at the separation date. The accompanying Unaudited Pro Forma Combined Statements of Income do not reflect this allocation.

        At the end of May 2007, Tyco International borrowed under the unsecured bridge loan facilities to fund the completion of its debt tender offers, to repay its existing bank credit facilities, and to fund the payments required under the class action settlement. The Unaudited Pro Forma Combined Financial Statements reflect our anticipated post-separation capital structure which includes the impact of our portion of these transactions and the related assignment of debt by Tyco International to us. In addition, we intend to replace our unsecured bridge loan facility with public or private long-term debt.

The Electronics Businesses of Tyco International Ltd.
Unaudited Pro Forma Combined Statement of Income
Six Months Ended March 30, 2007

	Historical	Separation Adjustments		Pro Forma for the Separation
	(in millions, except per share data)
Net sales	$6,662	$—		$6,662
Cost of sales	4,970	—		4,970

Gross income	1,692	—		1,692
Selling, general, and administrative expenses	878	—		878
Restructuring and other charges, net	25	—		25

Income from operations	789	—		789
Interest income	29	—		29
Interest expense	(118)	8	(a)	(110)

Income from continuing operations before income taxes and minority interest	700	8		708
Income taxes	(189)	(36 (2)	)(d) (a)	(227)
Minority interest	(2)	—		(2)

Income from continuing operations	$509	$(30)		$479

Pro forma earnings per share from continuing operations(b):
Basic				$0.97
Diluted				$0.96
Pro forma weighted-average shares outstanding(b):
Basic				494
Diluted				499

See Notes to Unaudited Pro Forma Combined Financial Statements.

The Electronics Businesses of Tyco International Ltd.
Unaudited Pro Forma Combined Statement of Income
Fiscal Year Ended September 29, 2006

	Historical (Restated)	Separation Adjustments		Pro Forma for the Separation
	(in millions, except per share data)
Net sales	$12,812	$—		$12,812
Cost of sales	9,447	—		9,447

Gross income	3,365	—		3,365
Selling, general, and administrative expenses	1,627	—		1,627
Restructuring and other charges, net	13	—		13
Goodwill impairment	316	—		316

Income from operations	1,409	—		1,409
Interest income	48	—		48
Interest expense	(256)	36	(a)	(220)

Income from continuing operations before income taxes and minority interest	1,201	36		1,237
Income taxes	(32)	(51) (11)	(d) (a)	(94)
Minority interest	(6)	—		(6)

Income from continuing operations	$1,163	$(26)		$1,137

Pro forma earnings per share from continuing operations(b):
Basic				$2.26
Diluted				$2.24
Pro forma weighted-average shares outstanding(b):
Basic				503
Diluted				507

See Notes to Unaudited Pro Forma Combined Financial Statements.

The Electronics Businesses of Tyco International Ltd.
Unaudited Pro Forma Combined Balance Sheet
As of March 30, 2007

	Historical	Separation Adjustments		Pro Forma for the Separation
	(in millions, except share data)
Assets
Current Assets:
Cash and cash equivalents	$505	$245	(c)	$750
Accounts receivable, net of allowance for doubtful accounts	2,569	—		2,569
Inventories	2,198	—		2,198
Prepaid expenses and other current assets	477	2,053	(g)	3,452
		922	(h)
Deferred income taxes	369	—		369

Total current assets	6,118	3,220		9,338
Property, plant and equipment, net	3,465	—		3,465
Goodwill	7,156	—		7,156
Intangible assets, net	1,010	—		1,010
Deferred income taxes	1,361	12	(e)	1,373
Other assets	254	673	(d)	927

Total Assets	$19,364	$3,905		$23,269

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt, including amounts due to Tyco International Ltd. and affiliates	$597	$2,990	(f)	$3,587
Accounts payable	1,309	—		1,309
Accrued and other current liabilities	1,088	2,975	(g)	4,063
Deferred revenue	183	—		183

Total current liabilities	3,177	5,965		9,142
Long-term debt, including amounts due to Tyco International Ltd. and affiliates	3,099	(2,966	)(f)	133
Long-term pension and postretirement liabilities	563	—		563
Deferred income taxes	387	—		387
Other liabilities	503	1,144	(d)	1,647

Total Liabilities	7,729	4,143		11,872

Minority interest	16	—		16
Shareholders' Equity:
Preference shares, $0.20 par value, 125,000,000 authorized; none issued and outstanding on a pro forma basis	—	—		—
Common shares, $0.20 par value, 1,000,000,000 authorized; 495,065,841 issued and outstanding on a pro forma basis	—	99	(i)	99
Contributed surplus	—	10,389	(j)	10,389
Parent Company Equity:
Parent company investment	10,726	(10,488	)(j)	—
		(238	)(k)
Accumulated other comprehensive income	893	—		893

Total Shareholders' Equity	11,619	(238)		11,381

Total Liabilities and Shareholders' Equity	$19,364	$3,905		$23,269

See Notes to Unaudited Pro Forma Combined Financial Statements.

The Electronics Businesses of Tyco International Ltd.
Notes to Unaudited Pro Forma Combined Financial Statements

(a)
Reflects a decrease in interest expense of $8 million and $36 million for the six months ended March 30, 2007 and fiscal 2006, respectively, in connection with the assignment of debt to us by Tyco International and the related income tax effects.

  A change of one-eighth of 1% (12.5 basis points) in the interest rate associated with the variable-rate borrowings would result in additional annual interest expense (if the interest rate increases) or a reduction to annual interest expense (if the interest rate decreases) of approximately $5 million.

(b)
Pro forma earnings per share from continuing operations and pro forma weighted-average shares outstanding reflect the estimated number of common shares we expect to have outstanding upon the completion of the distribution based on an expected distribution ratio of 0.25 shares of Tyco Electronics for each share of Tyco International (prior to effecting the Tyco International reverse share split). Pro forma diluted weighted-average shares outstanding reflect potential common shares from Tyco International equity plans in which our employees participate based on the distribution ratio. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, we believe the estimate provided yields a reasonable approximation of the dilutive impact of Tyco International equity plans. Potential shares from Tyco International convertible debt securities are not included, as they will not be direct obligations of Tyco Electronics. We expect that the actual amounts will differ from these estimates.

(c)
Represents cash funding by Tyco International of $245 million to bring our cash and cash equivalents to $750 million to reflect our anticipated cash allocation at the time of the Distribution as calculated under the Separation and Distribution Agreement. This estimated allocation incorporates our best estimates of free cash flow, separation costs, and the impact of acquisitions and divestitures as of the expected separation date.

(d)
Reflects an increase to other liabilities of $1,144 million for contingent tax liabilities related to unresolved tax matters that will be transferred to Tyco Electronics in connection with the separation, as confirmed by the Tax Sharing Agreement that we will enter into with Tyco International and Covidien. The $36 million and $51 million increase to income tax expense for the six months ended March 30, 2007 and fiscal 2006, respectively, represent the estimated impact to the income tax provision attributable to the accrual of interest owed to taxing authorities, net of applicable federal and state tax benefits, associated with these transferred contingent tax liabilities. This interest accrual was computed using an estimated average interest rate of 8.2% which is a function of the rate imposed by taxing authorities.

  Also reflects an increase in other assets of $673 million for the impact of the Tax Sharing Agreement that we will enter into with Tyco International and Covidien. Under this agreement Tyco International, Covidien, and Tyco Electronics will share 27%, 42%, and 31%, respectively, of certain contingent liabilities relating to unresolved tax matters of legacy Tyco International. Based on the amount of this obligation at March 30, 2007, we anticipate that we will generate income of $35 million to $54 million annually for the accretion of interest on this obligation. The amount of the income will be dependent on the federal income tax position of the taxpayer at the time of payment pursuant to the terms of the tax sharing agreement. This income will be reflected as other expense, net in the Combined Statement of Income. Tyco Electronics' contractual obligation for 31% of these legacy Tyco International contingent tax liabilities recorded as of March 30, 2007 is $642 million. However, Tyco Electronics is the primary obligor to the taxing authorities for $1,315 million of these contingent tax liabilities recorded as of March 30, 2007. The $673 million difference represents the net receivable for unresolved tax matters due from Tyco International and Covidien under the Tax Sharing Agreement. The actual amounts that Tyco Electronics may be required to ultimately accrue or pay under this agreement could vary depending upon the outcome of the unresolved tax matters, which may not be resolved for several years.

  Additionally, there will be certain guarantees and indemnifications extended between Tyco International, Tyco Electronics, and Covidien in accordance with the terms of the Tax Sharing Agreement. At the time of separation, we will record a liability necessary to recognize the fair value of such guarantees and indemnifications. The pro forma adjustment does not include such liability, however, based on preliminary information and analysis, we estimate that the incremental liability necessary to reflect the fair value of these guarantees and indemnifications will be in the range of $80 million to $120 million.

(e)
Reflects a $12 million increase to deferred tax assets for state unitary net operating loss carryforwards that will be transferred to us from Tyco International upon separation.

(f)
Represents a $2,990 million increase in current maturities of long-term debt and a $2,966 million decrease in long-term debt and obligations under capital lease to bring the total debt level to $3.7 billion which primarily reflects anticipated borrowings under the unsecured bridge loan facility at the time of the separation based on our anticipated post-separation capital structure. In addition, we intend to replace our unsecured bridge loan facility with public or private long-term debt. The debt balance at the time of separation was determined based on internal capital planning and considered the following factors and assumptions: anticipated business plans, operating activities, general economic and Tyco International contingencies including our portion of the class action settlement, optimal debt levels, and desired financial capacity.

(g)
Represents a $2,975 million increase to accrued and other current liabilities to reflect a joint and several liability for the class action settlement pursuant to the Separation and Distribution Agreement. Per the Separation and Distribution Agreement, upon separation each of Tyco Electronics, Covidien, and Tyco International will be jointly and severally liable for the full amount of the class action settlement. Additionally, under the Separation and Distribution Agreement, the companies will share in the liability with Tyco Electronics assuming 31% of the settlement amount, or $922 million. An increase to prepaid expenses and other current assets of $2,053 million reflects a receivable from Tyco International and Covidien.

(h)
Represents our $922 million interest (equal to our portion of the class action settlement) in Tyco International's funds held in escrow related to the class action settlement.

(i)
Represents 495,065,841 common shares at a par value of $0.20 per share. Our number of common shares is based on the number of Tyco International common shares outstanding on March 30, 2007 and an expected distribution ratio of 0.25 shares of Tyco Electronics for each share of Tyco International (prior to effecting the Tyco International reverse share split).

(j)
Represents Tyco International's net investment in us, which was recorded as parent company investment in our historical Combined Financial Statements.

(k)
Represents reductions to parent company investment to reflect the following:

•
the assumption of a $471 million net liability in connection with Tyco International and Covidien tax contingencies to be assumed by Tyco Electronics as described in (d) above;

•
the $24 million net increase in debt related to our anticipated capital structure as described in (f) above; and

•
the assumption of a $922 million net liability in connection with a joint and several liability pursuant to the Separation and Distribution Agreement as described in (g) above.

        These reductions are partially offset by increases to equity to reflect the following:

  •
  the cash funding by Tyco International of $245 million as described in (c) above;

  •
  the transfer of $12 million of state unitary net operating loss carryforwards to us upon separation as described in (e) above; and

  •
  the $922 million interest in Tyco International's funds held in escrow as described in (h) above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following information should be read in conjunction with the "Selected Historical Combined Financial and Other Operating Data" and "Financial Statements" for the electronics businesses of Tyco International, included elsewhere in this information statement. Management's Discussion and Analysis of Financial Condition and Results of Operations has been revised for the effects of the restatement discussed below and in Note 1 to the Annual Combined Financial Statements. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this information statement, particularly in "Risk Factors" and "Special Note About Forward-Looking Statements."

Separation From Tyco International Ltd.

        On January 13, 2006, Tyco International Ltd. announced that its board of directors had approved a plan to separate Tyco International Ltd. into three independent, publicly-traded companies, identifying the electronics businesses of Tyco International Ltd. as one of those three companies. Upon the separation, Tyco Electronics Ltd. will be the parent company which will own the electronics businesses as of the separation date and whose shares will be owned by the existing Tyco International shareholders. The electronics businesses of Tyco International Ltd., presented herein, represent a combined reporting entity consisting of the assets and liabilities used in managing and operating the Tyco International electronics businesses, as well as the subsidiaries Tyco Electronics Ltd. will own as of the date of the separation. Certain subsidiaries have disposed of some of the operations previously owned. Where appropriate, these operations have been reflected as discontinued operations in the Combined Financial Statements.

        Our Combined Financial Statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States of America. These Combined Financial Statements may not be indicative of our future performance and do not necessarily reflect what our combined results of operations, financial position, and cash flows would have been had we operated as an independent, publicly-traded company during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our separation from Tyco International. Certain general corporate overhead and other expenses as well as debt and related net interest expense have been allocated to us by Tyco International. Management believes such allocations are reasonable; however, they may not be indicative of our actual results had we been operating as an independent, publicly-traded company for the periods presented. Note 11 to our Interim Combined Financial Statements and Note 16 to our Annual Combined Financial Statements provide further information regarding allocated expenses.

        As discussed elsewhere in this information statement, historically we have used the corporate services of Tyco International for a variety of functions including treasury, tax, legal, internal audit, human resources, and risk management. After the distribution, we expect to be an independent, publicly-traded company, and, although we expect to enter into agreements with Tyco International for a continuation of some of these services, the terms and prices on which such services are rendered may be different than the terms and prices in effect prior to the distribution. We also may incur additional costs associated with being an independent, publicly-traded company. These additional anticipated costs are not reflected in our historical Combined Financial Statements.

Restatement

        We have restated our Combined Financial Statements for fiscal 2006, fiscal 2005, and fiscal 2004. The restatement reflects adjustments to correct errors in accounting for income taxes, as well as an immaterial balance sheet adjustment related to deferred revenue. The tax adjustments resulted in a $4 million, $6 million, and $40 million reduction in income tax expense in fiscal 2006, fiscal 2005, and fiscal 2004, respectively. The tax corrections also resulted in various balance sheet adjustments.

        Subsequent to the issuance of our Annual Combined Financial Statements, in connection with a review of Tyco International's income tax accounts, errors were discovered relating to accounting for income taxes. These errors primarily related to maintaining and tax effecting jurisdictional data and the classification of tax amounts in the Combined Balance Sheets. The more significant errors related to: (1) the treatment of taxes associated with impairment charges, (2) tax rate differentials on non-US income tax accruals, and (3) misclassifications within the balance sheet related to income taxes. These errors resulted from the process of carving out certain income tax accounts from Tyco International's consolidated financial statements and related information. We substantially relied upon the processes at Tyco International to prepare our carve-out accounts for income taxes. We have determined that certain of those tax processes utilized by Tyco International in determining certain carve out amounts for income taxes did not operate at a sufficient level of precision relative to our materiality for us to ensure that the carve-out accounts were materially correct. We have also determined that we did not have sufficient control processes in place to ensure that the information provided by Tyco International was complete and accurate and have concluded that the absence of these control processes is a material weakness in our internal control over financial reporting relating to income taxes. We are in the process of implementing new control processes and procedures as part of our readiness efforts to become an independent, publicly-traded company.

Class Action Settlement

        On May 14, 2007, Tyco International entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 purported class action lawsuits.

        Under the terms of the memorandum of understanding, the plaintiffs have agreed to release all claims against Tyco International, the other settling defendants, and ten other individuals in consideration for the payment of $2.975 billion to the certified class. The parties to the memorandum of understanding have agreed to use their best efforts to finalize and execute a final settlement agreement and to apply to the court for approval of the settlement agreement. The memorandum of understanding will be null and void if the settlement agreement does not receive final court approval. In addition, Tyco International will have the right to terminate the settlement agreement in the event that more than a certain percentage of the certified class opts out of the settling class.

        Under the terms of the Separation and Distribution Agreement that will be entered into in connection with the separation, Tyco International, Covidien, and Tyco Electronics will be jointly and severally liable for the full amount of the class action settlement. Additionally, under the Separation and Distribution Agreement, the companies will share in the liability with Tyco International assuming 27%, Covidien 42%, and Tyco Electronics 31% of the total amount.

        In the third quarter of fiscal 2007, we will incur an allocated charge from Tyco International of $0.922 billion for which we do not expect to recognize any tax benefit. The portion allocated to us will be consistent with the sharing percentage included in the Separation and Distribution Agreement which will be entered into at the separation date. When the Separation and Distribution Agreement is entered into, we will also record a $2.975 billion liability and a $2.053 billion receivable from Tyco International and Covidien for their portion of the liability. The unsecured bridge loan facility that we entered into in April 2007 and amended in May 2007 will be used to fund our portion of the payment to settle the liability.

Overview

        Tyco Electronics is a leading global provider of engineered electronic components, network solutions, and wireless systems. We operate through four reporting segments: Electronic Components, Network Solutions, Wireless Systems, and Other. We design, manufacture, and market approximately 500,000 different products for customers in industries ranging from automotive, appliance, and aerospace and defense to telecommunications, computer, and consumer electronics. We believe the end markets that we sell into are balanced with the total end market demand for electronic components.

        We service our customers primarily through our direct sales force that serves customers in over 150 countries. The sales force is supported by over 8,000 engineers, as well as globally deployed manufacturing sites. Through our sales force and engineering resources, we are able to collaborate with our customers anywhere in the world to provide highly engineered products and solutions to meet their needs.

        Our strategic objective is to increase our revenue and profitability across all of our segments in the markets we serve. This strategy is dependent upon the following strategic priorities:

  •
  continue to focus our existing portfolio;

  •
  leverage our market leadership position to increase our market share;

  •
  achieve market leadership in attractive and under-penetrated industries;

  •
  extend our leadership in emerging markets;

  •
  supplement organic growth with strategic acquisitions;

  •
  improve operating margins; and

  •
  accelerate new product development through research and development excellence.

        Key business factors that influenced our results of operations for the periods discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations include:

  •
  Market conditions.    We have experienced strong sales growth that was driven by the continued increased use of electronics across the end markets that we serve. This sales growth was achieved despite industry pricing pressures. Over the periods shown, we have experienced price erosion in the range of 2% to 5%. We expect price erosion to continue in the future. The increase in our net sales for each fiscal year in the periods shown reflects volume increases that more than offset the impact of pricing pressures.

  •
  Raw material price increases.    We consume approximately 200 million pounds of copper and approximately 270,000 troy ounces of gold each fiscal year. During the periods shown, the prices of these key raw materials, as well as the prices of certain other raw materials, have increased substantially. The following table illustrates the increase in average prices related to the most significant raw materials, copper and gold, during the periods presented:

		Six Months Ended		Fiscal Year
	Measure	March 30, 2007	March 31, 2006	2006	2005	2004
Copper	Lb.	$2.98	$2.14	$2.80	$1.53	$1.17
Gold	Troy oz.	$632	$520	$572	$432	$399

    As a general matter, we have been able to pass only a portion of the increased cost of these raw materials through to our customers. As a result, raw materials price increases directly and adversely affected our gross margins.

  •
  Foreign exchange.    Approximately 47% of our net sales are invoiced in currencies other than the U.S. dollar. Our results of operations are influenced by changes in foreign currency exchange rates. Increases or decreases in the value of the U.S. dollar, compared to other currencies, will directly affect our reported results as we translate those currencies into U.S. dollars at the end of each fiscal period. The percentage of fiscal 2006 net sales by major currencies invoiced was as follows:

US Dollar	53%
Euro	27
Japanese Yen	7
British Pound Sterling	2
Chinese Renminbi	2
Korean Won	2
All Others	7

Total	100%

  Discontinued Operations

        During the fourth quarter of fiscal 2006, we entered into a definitive agreement to divest our Printed Circuit Group business. In the first quarter of fiscal 2007, we completed the sale of the Printed Circuit Group business for $227 million in net cash proceeds and recorded a $45 million pre-tax gain on the sale.

        During fiscal 2004, we sold our electrical contracting services business. As a result of this divestiture, we received proceeds of $25 million and recorded an impairment on divestiture of $52 million, included in income (loss) from discontinued operations.

        We have presented both of these businesses as discontinued operations for all periods presented in our combined historical financial information. See Note 3 to our Interim Combined Financial Statements and Note 4 to our Annual Combined Financial Statements for more information on these transactions.

  Divestitures

        In November 2004, we agreed to sell the Tyco Global Network, our undersea fiber optic telecommunications network. This business had been part of our Other segment. We closed this sale on June 30, 2005. As part of the sale, we received cash proceeds of $130 million, and the purchaser assumed certain liabilities. The divestiture resulted in a pre-tax gain on sale of $301 million. See Note 4 to our Annual Combined Financial Statements.

        We have no approval from our board of directors or agreements at present to divest any other businesses, but as part of our strategy we regularly review and will consider the divestiture of underperforming or non-strategic businesses to improve our operating results and better utilize our capital. Some of these divestitures may have a material impact on our Combined Financial Statements, and we currently believe they could impact up to 15% of our combined net sales. We have made strategic divestitures in the past, such as the businesses discussed above, and expect that we may make additional divestitures in the future. We will explore a number of strategic alternatives, including possible divestiture, for our Power Systems business that is reflected in our Other segment. Prior to separation, the Tyco International board of directors will consider and may authorize our management to determine whether or not to divest the Power Systems business and the specific terms of doing so. At the conclusion of this process, management will present its recommendations to our board of directors for their review and approval. The Power Systems business had net sales of approximately $500 million in fiscal 2006. The outcome of the strategic review process could result in a decision to divest the business which would result in a pre-tax impairment charge of $500 to $600 million.

Components of Net Sales and Expenses in Income from Continuing Operations

  Net Sales

        We derive our net sales principally from the sale of products. We recognize net sales when title and risk of loss pass to our customers. Net sales include an estimate of returns and price discrepancies based upon historical experience.

  Cost of Sales

        Our cost of sales reflects the costs of our raw materials, primarily plastic resins for molding, precious metals such as gold and silver for plating, and other metals such as copper, aluminum, brass, and steel for manufacturing our products. Cost of sales also includes the conversion costs, such as labor and manufacturing plant costs, that are incurred to convert raw materials into finished products. Our cost of sales also includes research, development, and engineering costs, as well as shipping, handling, and distribution costs.

  Selling, General, and Administrative Expenses

        Our selling, general, and administrative expenses include selling, advertising, and general and administrative expenses.

Non-GAAP Financial Measures

        Organic net sales growth, which is included in the discussion below, is a non-GAAP financial measure. The difference between reported net sales growth (the most comparable GAAP measure) and organic net sales growth (the non-GAAP measure) consists of the impact from foreign currency exchange rates, acquisitions, and divestitures. Organic net sales growth is a useful measure which we use to measure the underlying results and trends in our business. It excludes items that are not completely under management's control, such as the impact of changes in foreign currency exchange rates, and items that do not reflect the underlying growth of the company, such as acquisition and divestiture activity.

        We believe organic net sales growth provides useful information to investors because it reflects the underlying growth from the ongoing activities of our business. Furthermore, it provides investors with a view of our operations from management's perspective. We use organic net sales growth to monitor and evaluate performance, as it is an important measure of the underlying results of our operations. Management uses organic net sales growth together with GAAP measures such as net sales growth and operating income in its decision making processes related to the operations of our reporting segments and our overall company. We believe that investors benefit from having access to the same financial measures that management uses in evaluating operations. The discussion and analysis of organic net sales growth in Results of Operations below utilizes organic net sales growth as management does internally. Because organic net sales growth calculations may vary among other companies, organic net sales growth amounts presented below may not be comparable with similarly titled measures of other companies. Organic net sales growth is a non-GAAP financial measure that is not meant to be considered in isolation or as a substitute for GAAP measures. The limitation of this measure is that it excludes items that have an impact on our net sales. This limitation is best addressed by using net sales growth in combination with our U.S. GAAP net sales. The tables presented in Results of Operations below provide reconciliations of U.S. GAAP reported net sales growth to organic net sales growth.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
MARCH 30, 2007 AND MARCH 31, 2006

Combined Operations

        The following table sets forth certain items from our Interim Combined Statements of Income and the percentage of net sales that such items represent for the periods shown.

	For the Six Months Ended
	March 30, 2007		March 31, 2006
	($ in millions)
Net sales	$6,662	100.0%	$6,086	100.0%
Cost of sales	4,970	74.6	4,474	73.5
Gross income	1,692	25.4	1,612	26.5
Selling, general, and administrative expenses	878	13.2	795	13.1
Restructuring and other charges, net	25	0.4	10	0.2
Income from operations	789	11.8	807	13.3
Interest income	29	0.4	25	0.4
Interest expense	(118)	(1.8)	(136)	(2.2)
Income from continuing operations before income taxes and minority interest	700	10.5	696	11.4
Income taxes	(189)	(2.8)	(152)	(2.5)
Income from continuing operations	509	7.6	542	8.9
Net income	$558	8.4%	$526	8.6%

        Net Sales.    Net sales increased $576 million, or 9.5%, to $6,662 million in the first six months of fiscal 2007 from $6,086 million in the first six months of fiscal 2006. Foreign currency exchange rates, primarily the euro, favorably impacted net sales by $219 million, or 3.6%, in the first six months of fiscal 2007. On an organic basis, net sales increased 5.8% in the first six months of fiscal 2007 and 8.1% in the first six months of fiscal 2006, reflecting increases in volume partially offset by price erosion. Price erosion adversely affected net sales by $120 million in the first six months of fiscal 2007 and $180 million in the first six months of fiscal 2006.

        The following table sets forth the percentage of our total net sales by geographic region:

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Americas(1)	37%	40%
Europe/Middle East/Africa (EMEA)	36	34
Asia-Pacific	27	26

Total	100%	100%

(1)
The Americas includes our Undersea Telecommunication Systems business included in the Other segment.

        The following table provides an analysis of the change in our net sales for the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 by geographic region:

	Change in Net Sales for the Six Months Ended March 30, 2007 versus Net Sales for the Six Months Ended March 31, 2006
	Organic(1)		Translation(2)	Acquisitions	Total
	($ in millions)
Americas(3)	$12	0.5%	$(3)	$—	$9	0.4%
Europe/Middle East/Africa	168	8.2	188	15	371	18.1
Asia-Pacific	162	10.0	34	—	196	12.1

Total	$342	5.8%	$219	$15	$576	9.5%

(1)
Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2)
Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3)
The Americas includes our Undersea Telecommunication Systems business included in the Other segment.

        The following table sets forth the percentage of our total net sales by segment:

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Electronic Components	74%	74%
Network Solutions	13	13
Wireless Systems	6	7
Other	7	6

Total	100%	100%

        The following table provides an analysis of the change in our net sales for the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 by segment:

	Change in Net Sales for the Six Months Ended March 30, 2007 versus Net Sales for the Six Months Ended March 31, 2006
	Organic(1)		Translation(2)	Acquisitions	Total
	($ in millions)
Electronic Components	$247	5.5%	$170	$15	$432	9.6%
Network Solutions	28	3.5	42	—	70	8.7
Wireless Systems	16	4.0	2	—	18	4.4
Other	51	13.5	5	—	56	14.9

Total	$342	5.8%	$219	$15	$576	9.5%

(1)
Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2)
Represents the change in net sales resulting from changes in foreign currency exchange rates.

        Cost of Sales and Gross Income.    Gross income increased by $80 million in the first six months of fiscal 2007 over the first six months of fiscal 2006, but decreased as a percentage of net sales by 110 basis points. Increased material costs of $116 million, primarily metals, were only partially offset by lower levels of price erosion due to price increases, volume leverage, and cost improvements. We were also negatively impacted by lower plant productivity in North America as a result of sales declines in our Electronic Components segment in the first six months of fiscal 2007. Finally, margin also declined due to higher organic growth in lower margin markets.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses as a percentage of net sales increased to 13.2% in the first six months of fiscal 2007 as compared to 13.1% in the first six months of fiscal 2006. The increase in selling, general, and administrative expenses resulted from increased allocated overhead expenses from Tyco International of $14 million and the incurrence of $16 million of costs related to our efforts to build our separate company functions that did not exist in the prior fiscal year. In addition, selling expenses increased to support the higher level of sales. We will continue to incur costs as we build our own corporate functions to operate as an independent, publicly-traded company. These costs are duplicative as we are also allocated costs related to these functions from Tyco International until the separation date.

        Restructuring and Other Charges, Net.    Restructuring and other charges, net were $25 million in the first six months of fiscal 2007 as compared to $10 million in the first six months of fiscal 2006. Total charges, including amounts reflected in cost of sales, increased $13 million to $25 million in the first six months of fiscal 2007 from $12 million in the first six months of fiscal 2006 primarily as the result of new actions in fiscal 2007.

        During the first six months of fiscal 2007, we initiated restructuring actions to exit manufacturing operations in the Electronic Components segment, rationalize certain product lines in the Wireless Systems segment, and reduce workforce in the Other segment. Restructuring charges recorded in the first six months of fiscal 2007 primarily related to employee severance and benefits. We expect to complete all restructuring actions commenced in the first six months of fiscal 2007 by the end of 2008 and to incur charges of approximately $44 million relating to these initiated actions.

        Income from Operations.    Income from operations was $789 million, or 11.8% of net sales, in the first six months of fiscal 2007 compared to $807 million, or 13.3% of net sales, in the first six months of fiscal 2006. The decline as a percentage of net sales resulted from increased raw material costs, a lower margin sales mix, and lower productivity in North America as we ramped down production in our Electronic Components segment in response to weakness in this market. In addition, increased selling, general, and administrative expenses primarily driven by our separation from Tyco International and increased restructuring and other charges of $13 million contributed to the decline in income from operations as a percentage of net sales.

Results of Operations by Segment

  Electronic Components

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	($ in millions)
Net sales	$4,930	$4,498
Income from operations	$678	$686
Operating margin	13.8%	15.3%

        The following table sets forth Electronic Components' percentage of total net sales by primary industry end market(1):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Automotive	39%	38%
Computer	11	12
Communication Equipment	8	8
Appliance	5	5
Industrial Machinery	5	5
Aerospace and Defense	3	3
Consumer Electronics	2	2
Other	27	27

Total	100%	100%

(1)
Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

        The following table provides an analysis of the change in Electronic Components' net sales for the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 by primary industry end market(1):

	Change in Net Sales for the Six Months Ended March 30, 2007 versus Net Sales for the Six Months Ended March 31, 2006
	Organic(2)		Translation(3)	Acquisitions	Total
	($ in millions)
Automotive	$95	5.5%	$89	$15	$199	11.5%
Computer	(7)	(1.4)	9	—	2	0.4
Communication Equipment	18	5.3	10	—	28	8.1
Appliance	14	6.1	7	—	21	8.9
Industrial Machinery	33	15.5	9	—	42	19.7
Aerospace and Defense	16	11.0	5	—	21	14.6
Consumer Electronics	18	20.8	3	—	21	23.9
Other	60	4.9	38	—	98	8.1

Total	$247	5.5%	$170	$15	$432	9.6%

(1)
Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

(2)
Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(3)
Represents the change in net sales resulting from changes in foreign currency exchange rates.

        In the first six months of fiscal 2007, Electronic Components' net sales increased $432 million, or 9.6%, to $4,930 million from $4,498 million in the first six months of fiscal 2006. The strengthening of certain foreign currencies favorably impacted net sales by $170 million, or 3.8%, in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006. Organic net sales growth of 5.5% in the first six months of fiscal 2007 over the first six months of fiscal 2006 resulted from increases in volume across all end markets partially offset by price erosion.

        Electronic Components' organic net sales growth by industry end market was strongest in the consumer electronics, industrial machinery, and aerospace and defense end markets. In the consumer electronics market, our organic net sales growth of 20.8% in the first six months of fiscal 2007 over the first six months of fiscal 2006 was attributable to continued strong consumer demand as well as our continued focus on this market. Our organic net sales growth of 15.5% in the industrial machinery market in the first six months of fiscal 2007 over the first six months of fiscal 2006 resulted from strong demand globally as companies continue to invest in factory automation. In the aerospace and defense market, our organic net sales growth of 11.0% in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 was driven by strength across all markets. In the automotive market, our organic net sales growth of 5.5% in the first six months of fiscal 2007 over the first six months of fiscal 2006 resulted from growth in the Asia-Pacific and EMEA regions partially offset by declines in the North America region. Finally, our organic net sales declined 1.4% in the computer market in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 as a result of an overall slowdown in end market demand as well as a strategic decision to exit certain low-margin products.

        Electronic Components' operating income decreased $8 million, or 1.2%, to $678 million in the first six months of fiscal 2007 from $686 million in the first six months of fiscal 2006. Benefits from higher sales and favorable foreign currency increases were reduced by a lower margin sales mix and lower productivity resulting from sales declines in North America primarily in automotive and housing related markets. Also negatively impacting operating income in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 was higher raw material costs of $81 million which was partially offset by lower levels of price erosion due to implemented price increases. Finally, restructuring costs in the first six months of fiscal 2007 increased $8 million over the first six months of fiscal 2006, and segment results included $13 million of costs in the first six months of fiscal 2007 that related to our separation from Tyco International that did not exist in the first six months of fiscal 2006.

  Network Solutions

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	($ in millions)
Net sales	$875	$805
Income from operations	$113	$120
Operating margin	12.9%	14.9%

        The following table sets forth Network Solutions' percentage of total net sales by primary industry end market(1):

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Power Utility	45%	43%
Communication Service Provider	28	33
Building Networks	24	21
Other	3	3

Total	100%	100%

(1)
Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

        The following table provides an analysis of the change in Network Solutions' net sales for the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 by primary industry end market(1):

	Change in Net Sales for the Six Months Ended March 30, 2007 versus Net Sales for the Six Months Ended March 31, 2006
	Organic(2)		Translation(3)	Total
	($ in millions)
Power Utility	$27	8.0%	$22	$49	14.2%
Communication Service Provider	(30)	(11.3)	12	(18)	(6.7)
Building Networks	31	18.4	7	38	22.6
Other	—	(0.3)	1	1	4.0

Total	$28	3.5%	$42	$70	8.7%

(1)
Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

(2)
Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(3)
Represents the percentage change in net sales resulting from changes in foreign currency exchange rates.

        Network Solutions' net sales increased $70 million, or 8.7%, to $875 million in the first six months of fiscal 2007 from $805 million in the first six months of fiscal 2006. The strengthening of certain foreign currencies favorably affected net sales by $42 million, or 5.2%, in the first six months of fiscal 2007 over the first six months of fiscal 2006. Organic net sales growth was $28 million, or 3.5%, in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006.

        In the first six months of fiscal 2007, Network Solutions' organic net sales growth was strong in the building networks and power utility end markets; however, our organic net sales declined in the communication service provider market. In the building networks market, our organic net sales growth of 18.4% in the first six months of fiscal 2007 over the first six months of fiscal 2006 was attributable to higher pricing on copper cabling products as well as increases in non-residential construction spending and network upgrades in existing buildings. Our organic net sales growth of 8.0% in the power utility market in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 resulted from solid growth in EMEA. On an organic basis, net sales declined 11.3% in the communication service provider market in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 reflecting a pause in spending on infrastructure upgrades by certain operators compared to strong sales in the same period last year due to hurricane-related spending in the Americas and the accelerated build-out of fiber networks by certain operators in Europe.

        Network Solutions' operating income decreased $7 million, or 5.8%, to $113 million in the first six months of fiscal 2007 from $120 million in the first six months of fiscal 2006. Price increases offset increased raw material costs. The operating income decrease resulted from a lower margin sales mix due to the sales decline in the communication service provider market and $2 million of costs related to our separation from Tyco International. These negative impacts were partially offset by an $8 million reduction in restructuring costs in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006.

  Wireless Systems

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	($ in millions)
Net sales	$426	$408
Income from operations	$24	$30
Operating margin	5.6%	7.4%

        Wireless Systems' net sales increased $18 million to $426 million in the first six months of fiscal 2007 from $408 million in the first six months of fiscal 2006. Organic net sales growth of $16 million, or 4.0%, in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 resulted from increases in volume partially offset by price erosion. The impact of foreign currency exchange rates was minimal.

        Wireless Systems' organic net sales growth in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 was driven by growth in the public safety, automotive, and aerospace and defense markets.

        Wireless Systems' operating income decreased $6 million to $24 million in the first six months of fiscal 2007 from $30 million in the first six months of fiscal 2006. Operating income was negatively impacted by increased engineering and selling investment in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 as well as $1 million of costs related to our separation from Tyco International in the first six months of fiscal 2007 that did not exist in the first six months of fiscal 2006.

  Other

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	($ in millions)
Net sales	$431	$375
Loss from operations	$(26)	$(29)
Operating margin	(6.0)%	(7.7)%

        Net sales in the Other segment increased $56 million, or 14.9%, to $431 million in the first six months of fiscal 2007 from $375 million in the first six months of fiscal 2006. On an organic basis, net sales increased by 13.5% in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006 driven entirely by organic net sales growth in our Undersea Telecommunication Systems business. The strengthening of certain foreign currencies favorably affected net sales by $5 million, or 1.3%, in the first six months of fiscal 2007.

        In the Undersea Telecommunication Systems business, organic growth of 47.3% in the first six months of fiscal 2007 over the first six months of fiscal 2006 was driven by new projects in the telecommunications and oil and gas end markets. In the Power Systems business, organic net sales decreased 5.1% as a result of slower communication infrastructure spending in the first six months of fiscal 2007 as compared to the first six months of fiscal 2006.

        The Other segment had an operating loss of $26 million in the first six months of fiscal 2007 compared to an operating loss of $29 million in the first six months of fiscal 2006. Increases in volume and operational improvements in the Undersea Telecommunication Systems business were offset by increased restructuring costs of $12 million primarily related to our Power Systems business.

Non-Operating Items

  Interest Expense, Net

        Interest expense, net was $89 million in the first six months of fiscal 2007, as compared to $111 million in the first six months of fiscal 2006. The decrease of $22 million, or 19.8%, in the first six months of fiscal 2007 from the first six months of fiscal 2006 was driven by lower average debt levels.

        A portion of Tyco International's consolidated debt and related net interest expense was allocated to us in all periods presented. During the first six months of fiscal 2007 and the first six months of fiscal 2006, we were allocated net interest expense of $95 million and $101 million, respectively. Management believes the interest expense allocation basis is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented. Interest expense could differ from that presented for various reasons including that the business may incur indebtedness with interest rates higher or lower than those of Tyco International and that we may ultimately have a different capital structure from the structure presented in these Combined Financial Statements. For more information on our financing activities, see "Liquidity and Capital Resources."

        Income Taxes

        Our effective income tax rate was 27.0% and 21.8% for the first six months of fiscal 2007 and the first six months of fiscal 2006, respectively. The increase in the effective tax rate is primarily the result of expected decreased profitability in operations in lower tax rate jurisdictions in fiscal 2007, a reduction in prior year tax accruals in fiscal 2006 on certain legacy tax matters, as well as the impacts of a change in tax laws in the Netherlands during the first six months of fiscal 2007. These tax law changes imposed limitations on the carryforward period of net operating losses and also changed the applicable future tax rates. Partially offsetting these increases in the effective tax rate were tax benefits related to a non-U.S. tax ruling received in the first six months of fiscal 2007.

  Income from Discontinued Operations, Net of Income Taxes

        Income from discontinued operations was $49 million in the first six months of fiscal 2007 and loss from discontinued operations was $8 million in the first six months of fiscal 2006. In the first quarter of fiscal 2007, we consummated the sale of the Printed Circuit Group business for $227 million in net cash proceeds and recorded a $45 million pre-tax gain on the sale. Income from discontinued operations in the first six months of fiscal 2006 reflects the operating results of the Printed Circuit Board business. See Note 3 to our Interim Combined Financial Statements.

  Cumulative Effect of Accounting Change

        During fiscal 2006, we adopted Financial Accounting Standards Board Interpretation No., or FIN, 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB No. 143." Upon adoption, we recognized asset retirement obligations of $16 million and property, plant, and equipment, net of $4 million in our Combined Financial Statements at year end fiscal 2006. In addition, we recorded a cumulative effect of accounting change which resulted in an $8 million after-tax, $12 million pre-tax, loss. See Note 1 to our Interim Combined Financial Statements for more information on FIN 47.

RESULTS OF OPERATIONS FOR FISCAL 2006, FISCAL 2005, AND FISCAL 2004

Combined Operations

        The following table sets forth certain items from our Combined Statements of Income and the percentage of net sales that such items represent for the periods shown.

	Fiscal
	2006		2005		2004
	($ in millions)
Net sales	$12,812	100.0%	$11,890	100.0%	$11,099	100.0%
Cost of sales	9,447	73.7	8,724	73.4	7,971	71.8
Gross income	3,365	26.3	3,166	26.6	3,128	28.2
Selling, general, and administrative expenses	1,627	12.7	1,507	12.7	1,543	13.9
Goodwill impairment	316	2.5	—	—	—	—
Gain on divestiture	—	—	(301)	(2.5)	—	—
Income from operations	1,409	11.0	1,970	16.6	1,619	14.6
Interest income	48	0.4	44	0.4	33	0.3
Interest expense	(256)	(2.0)	(294)	(2.5)	(344)	(3.1)
Other expense, net	—	—	(365)	(3.1)	(102)	(0.9)
Income from continuing operations before income taxes and minority interest	1,201	9.4	1,355	11.4	1,206	10.9
Income taxes	(32)	(0.2)	(360)	(3.0)	(405)	(3.6)
Income from continuing operations	1,163	9.1	990	8.3	791	7.1
Net income	$1,193	9.3%	$1,144	9.6%	$762	6.9%

        Net Sales.    Net sales increased $922 million, or 7.8%, to $12,812 million in fiscal 2006 from $11,890 million in fiscal 2005. In fiscal 2005, net sales increased $791 million, or 7.1%, to $11,890 million from $11,099 million in fiscal 2004. Foreign currency exchange rates, primarily the euro, negatively affected net sales by $183 million, or 1.5%, in fiscal 2006 and favorably affected net sales by $291 million, or 2.6%, in fiscal 2005 and $549 million, or 5.6%, in fiscal 2004. On an organic basis, net sales increased 9.4% in fiscal 2006, 4.5% in fiscal 2005, and 7.9% in fiscal 2004, reflecting increases in volume partially offset by price erosion. Price erosion adversely affected net sales by $331 million in fiscal 2006, $454 million in fiscal 2005, and $453 million in fiscal 2004.

        The following table sets forth the percentage of our total net sales by geographic region:

	Fiscal
	2006	2005	2004
Americas	39%	40%	41%
Europe/Middle East/Africa	34	35	35
Asia-Pacific	27	25	24

Total	100%	100%	100%

        The following table provides an analysis of the change in our net sales compared to the prior fiscal year by geographic region:

	Fiscal
	2006						2005
	Change in Net Sales Versus Prior Fiscal Year						Change in Net Sales Versus Prior Fiscal Year
	Organic(1)		Translation(2)	Acquisitions (Divestitures)	Total		Organic(1)		Translation(2)	Total
	($ in millions)
Americas	176	3.7%	$92	$(29)	$239	5.1%	$183	4.0%	$(47)	$136	3.0%
Europe/Middle East/Africa	403	9.6	(203)	11	211	5.0	61	1.6	263	324	8.4
Asia-Pacific	544	18.3	(72)	—	472	15.9	256	9.7	75	331	12.5

Total	1,123	9.4%	$(183)	$(18)	$922	7.8%	$500	4.5%	$291	$791	7.1%

(1)
Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2)
Represents the change in net sales resulting from changes in foreign currency exchange rates.

        The following table sets forth the percentage of our total net sales by segment:

	Fiscal
	2006	2005	2004
Electronic Components	73%	74%	74%
Network Solutions	14	13	12
Wireless Systems	7	7	8
Other	6	6	6

Total	100%	100%	100%

        The following table provides an analysis of the change in our net sales compared to the prior fiscal year by segment:

	Fiscal
	2006						2005
	Change in Net Sales Versus Prior Fiscal Year						Change in Net Sales Versus Prior Fiscal Year
	Organic(1)		Translation(2)	Acquisitions (Divestitures)	Total		Organic(1)		Translation(2)	Total
	($ in millions)
Electronic Components	$769	8.8%	$(151)	$11	$629	7.2%	$304	3.7%	$233	$537	6.5%
Network Solutions	238	15.6	(24)	—	214	14.0	155	11.7	47	202	15.3
Wireless Systems	1	0.1	2	—	3	0.3	33	4.0	3	36	4.3
Other	115	15.6	(10)	(29)	76	10.3	8	1.1	8	16	2.2

Total	$1,123	9.4%	$(183)	$(18)	$922	7.8%	$500	4.5%	$291	$791	7.1%

(1)
Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2)
Represents the change in net sales resulting from changes in foreign currency exchange rates.

        Cost of Sales and Gross Income.    Gross income increased by $199 million in fiscal 2006 over fiscal 2005, but decreased as a percentage of net sales by 30 basis points. This decline as a percentage of net sales was attributable to increases in raw material costs, primarily metals, which unfavorably affected fiscal 2006 gross income by $306 million when compared to fiscal 2005.

        In fiscal 2005, gross income increased by $38 million over fiscal 2004. However, gross income as a percentage of net sales decreased by 160 basis points. The impact of higher raw material costs, primarily metals, negatively affected fiscal 2005 gross income by $98 million when compared to fiscal

2004. Also negatively affecting gross income as a percentage of net sales in fiscal 2005, as compared to fiscal 2004, were lower levels of factory utilization in the Americas and Europe/Middle East/Africa, as the net organic sales growth in these regions were modest at 4.0% and 1.6%, respectively.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses as a percentage of net sales were 12.7%, 12.7%, and 13.9% in fiscal 2006, fiscal 2005, and fiscal 2004, respectively. Selling, general, and administrative expenses include the effect of the adoption of Statement of Financial Accounting Standards No. 123R which resulted in incremental stock option charges of $40 million in fiscal 2006, as compared to fiscal 2005. In fiscal 2005, selling, general, and administrative expenses as a percentage of net sales were down as compared to fiscal 2004 primarily as a result of a lower level of incentive compensation costs in fiscal 2005.

        Goodwill Impairment.    During fiscal 2006, we recorded a goodwill impairment of $316 million in our Wireless Systems segment related to the Integrated Wireless Products reporting unit. This impairment was incurred when the reporting unit experienced slower growth and profitability than management's previous experience and future expectations due to declines in certain end markets. For more information see Note 8 to our Annual Combined Financial Statements. There were no goodwill impairments related to continuing operations during fiscal 2005 or fiscal 2004.

        Gain on Divestiture.    In fiscal 2005, income from continuing operations benefited from the $301 million gain on the divestiture of the Tyco Global Network.

        Income from Operations.    Income from operations was $1,409 million in fiscal 2006 compared to $1,970 million in fiscal 2005. The decrease was driven by a goodwill impairment of $316 million in fiscal 2006 as well as a gain on divestiture in fiscal 2005 of $301 million. The remaining change was driven by an increase in net sales negatively offset by increased raw material costs.

        The increase of $351 million in income from operations in fiscal 2005 over the $1,619 million in fiscal 2004 was due to the gain on the sale of the Tyco Global Network of $301 million as well as the benefit of increased sales volume.

Results of Operations by Segment

  Electronic Components

	Fiscal
	2006	2005	2004
	($ in millions)
Net sales	$9,386	$8,757	$8,220
Income from operations	$1,404	$1,398	$1,467
Operating margin	15.0%	16.0%	17.8%

        The following table sets forth Electronic Components' percentage of total net sales by primary industry end market:

	Fiscal
	2006	2005	2004
Automotive	38%	40%	40%
Computer	12	11	12
Communication Equipment	8	7	7
Appliance	5	5	5
Industrial Machinery	5	4	4
Aerospace and Defense	3	3	3
Consumer Electronics	2	2	2
Other	27	28	27

Total	100%	100%	100%

        The following table provides an analysis of the change in Electronic Components' net sales compared to the prior fiscal year by primary industry end market:

	Fiscal
	2006						2005
	Change in Net Sales Versus Prior Fiscal Year						Change in Net Sales Versus Prior Fiscal Year
	Organic(1)		Translation(2)	Acquisitions (Divestitures)	Total		Organic(1)		Translation(2)	Total
	($ in millions)
Automotive	$172	5.0%	$(70)	$11	$113	3.3%	$93	2.9%	$131	$224	6.9%
Computer	115	11.5	(5)	—	110	11.0	32	3.3	14	46	4.8
Communication Equipment	101	15.8	(5)	—	96	15.0	95	17.6	10	105	19.6
Appliance	42	9.5	(3)	—	39	8.9	8	2.0	10	18	4.3
Industrial Machinery	85	22.0	(16)	—	69	17.9	7	1.9	11	18	4.9
Aerospace and Defense	9	3.1	(3)	—	6	2.0	37	14.2	5	42	16.0
Consumer Electronics	31	19.1	(1)	—	30	18.5	14	10.0	4	18	12.5
Other	214	9.2	(48)	—	166	7.1	18	0.8	48	66	2.9

Total	$769	8.8%	$(151)	$11	$629	7.2%	$304	3.7%	$233	$537	6.5%

(1)
Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2)
Represents the change in net sales resulting from changes in foreign currency exchange rates.

  Fiscal 2006 Compared to Fiscal 2005

        In fiscal 2006, Electronic Components' net sales increased $629 million, or 7.2%, to $9,386 million from $8,757 million in fiscal 2005. The weakening of certain foreign currencies negatively affected net sales by $151 million, or 1.7%. Organic net sales growth of 8.8% in fiscal 2006 resulted from increases in volume partially offset by price erosion.

        Electronic Components' fiscal 2006 organic net sales growth by industry end market was strongest in the communication equipment, computer, industrial machinery, and consumer electronics markets. Our organic net sales growth of 15.8% in the communication equipment market in fiscal 2006 over fiscal 2005 was driven by strong demand across the entire market including infrastructure equipment and mobile phones. In the computer market, our organic net sales growth of 11.5% was driven by computer shipment growth that was strong throughout all of fiscal 2006. In the industrial machinery market, our organic net sales growth of 22.0% resulted from strong demand globally as companies continue to invest in factory automation. In the consumer electronics market, our organic net sales growth of 19.1% in fiscal 2006 over fiscal 2005 was attributable to continued strong consumer demand as well as our continued increased focus on this market. Our organic net sales growth of 5.0% in the automotive market resulted from strong growth in Asia-Pacific of 8.5% offset by flat sales in EMEA and the Americas. In the aerospace and defense market, our organic net sales growth slowed to 3.1% in fiscal 2006 due to a slowdown in defense electronics spending in the programs in which we participate, offset by increased sales related to commercial aircraft builds.

        Electronic Components' operating income increased $6 million to $1,404 million in fiscal 2006 from $1,398 million in fiscal 2005. Benefits from increased sales volume and cost improvement initiatives were offset by price erosion and increased raw material prices in fiscal 2006. Increased raw material costs negatively affected margins by $261 million in fiscal 2006 as compared to fiscal 2005. Also, the adoption of Statement of Financial Accounting Standards, or SFAS, No. 123R negatively affected fiscal 2006 results by $33 million. Finally, the weakening of certain foreign currencies negatively impacted fiscal 2006 results by $19 million as compared to fiscal 2005.

  Fiscal 2005 Compared to Fiscal 2004

        Electronic Components net sales increased $537 million, or 6.5%, to $8,757 million in fiscal 2005 from $8,220 million in fiscal 2004. Approximately $233 million, or 2.8%, of the increase was due to the strengthening of certain foreign currencies, primarily the euro. Organic net sales growth of 3.7% in fiscal 2005 was attributable to increases in volume partially offset by price erosion.

        In fiscal 2005, Electronic Components' organic net sales growth by industry end market was strongest in the aerospace and defense, communication equipment, and consumer electronics markets where we achieved double digit organic net sales growth over fiscal 2004. In the aerospace and defense market, our organic growth of 14.2% in fiscal 2005 over fiscal 2004 was driven by increased aircraft builds as well as strong defense spending in military electronics. In the communication equipment market, our organic growth increase of 17.6% in fiscal 2005 over fiscal 2004 was driven primarily by mobile phone demand and our increased penetration into this market. Our organic net sales to the mobile phone market in fiscal 2005 increased by 41.6% over fiscal 2004. We experienced 9.9% organic growth in fiscal 2005 over fiscal 2004 in the remaining communication equipment market. In the consumer electronics market, our organic growth of 10.0% in fiscal 2005 over fiscal 2004 was driven by our increased penetration of this market as well as strong consumer demand. We experienced modest organic growth in fiscal 2005 in certain of our larger end markets such as automotive and computer. Our organic net sales growth of 2.9% in the automotive market in fiscal 2005 was attributable entirely to Asia-Pacific, as EMEA and Americas car production was relatively flat as compared to fiscal 2004. In the computer market, slow end-customer demand was the driver of our 3.3% organic growth.

        Operating income in Electronic Components decreased $69 million, or 4.7%, in fiscal 2005 to $1,398 million from $1,467 million in fiscal 2004. Operating income benefited in fiscal 2005 by $45 million due to certain strengthening currencies. Negatively affecting fiscal 2005 results was $84 million of increased raw material costs, driven primarily by increased copper and gold prices. Also negatively affecting margins in fiscal 2005 were lower plant volumes in the Americas and EMEA, as a result of the low and negative organic net sales growth, respectively, in these regions in fiscal 2005. The overall net sales increase and cost improvement initiatives benefited earnings but was not enough to offset the price erosion, raw material price increases, and lower plant volumes.

  Network Solutions

	Fiscal
	2006	2005	2004
	($ in millions)
Net sales	$1,740	$1,526	$1,324
Income from operations	$268	$225	$168
Operating margin	15.4%	14.7%	12.7%

        The following table sets forth Network Solutions' percentage of total net sales by primary industry end market:

	Fiscal
	2006	2005	2004
Power Utility	47%	49%	49%
Communication Service Provider	31	30	28
Building Networks	22	21	23

Total	100%	100%	100%

        The following table provides an analysis of the change in Network Solutions' net sales compared to the prior fiscal year by primary industry end market:

	Fiscal
	2006					2005
	Change in Net Sales versus Prior Fiscal Year					Change in Net Sales versus Prior Fiscal Year
	Organic(1)		Translation(2)	Total		Organic(1)		Translation(2)	Total
	($ in millions)
Power Utility	$74	9.7%	$(14)	$60	7.9%	$73	11.1%	$25	$98	14.9%
Communication Service Provider	100	22.3	(7)	93	20.6	71	19.5	13	84	22.9
Building Networks	64	19.9	(3)	61	19.1	11	3.8	9	20	6.7

Total	$238	15.6%	$(24)	$214	14.0%	$155	11.7%	$47	$202	15.3%

(1)
Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2)
Represents the percentage change in net sales resulting from changes in foreign currency exchange rates.

  Fiscal 2006 Compared to Fiscal 2005

        Network Solutions' net sales increased $214 million, or 14.0%, to $1,740 million in fiscal 2006 from $1,526 million in fiscal 2005. Organic net sales growth of $238 million, or 15.6%, in fiscal 2006 over fiscal 2005, resulted primarily from increases in volume. Organic net sales growth was partially offset by $24 million, or 1.6%, of unfavorable changes in foreign currency exchange rates. The impact of price erosion on fiscal 2006 net sales was minimal as a result of our pricing actions to recover material cost increases.

        In fiscal 2006, Network Solutions' organic net sales growth was strong across the power utility, communication service provider, and building networks industry end markets. In the power utility market, our organic net sales growth of 9.7% in fiscal 2006 over fiscal 2005 was due primarily to the continued increased spending on grid infrastructure improvements, as well as the build-out of the grid infrastructure in emerging markets. Our organic growth of 22.3% in the communication service provider market in fiscal 2006 over fiscal 2005 was driven by the continued build-out by certain operators in Europe and the United States of fiber networks and, to a lesser extent, sales that were driven by the rebuilding required in the United States resulting from hurricane activity. In the building networks market, our organic growth of 19.9% in fiscal 2006 over fiscal 2005 resulted from increased non-residential construction spending, increased spending to upgrade networks in existing buildings, and increased pricing to offset increased raw material costs.

        Network Solutions' operating income increased $43 million, or 19.1%, to $268 million in fiscal 2006 from $225 million in fiscal 2005. The improvement was driven by the net sales growth of 14.0% in fiscal 2006 over fiscal 2005. The benefits of pricing actions and cost improvement initiatives were partially offset by increased raw material costs, primarily metals, of $28 million in fiscal 2006 and the $4 million negative impact related to the adoption of SFAS No. 123R in fiscal 2006.

  Fiscal 2005 Compared to Fiscal 2004

        Network Solutions' net sales increased $202 million, or 15.3%, to $1,526 million in fiscal 2005 from $1,324 million in fiscal 2004. Approximately $47 million, or 3.6%, of the increase was due to the strengthening of certain foreign currencies, primarily the euro. Organic net sales growth of $155 million, an increase of 11.7% over fiscal 2004, resulted from increases in volume partially offset by price erosion.

        Network Solutions' organic net sales growth in fiscal 2005 was driven by strong demand in both the communication service provider and power utility end markets as a result of increased investment by the operators within their networks. Our organic net sales growth in the communication service provider market in fiscal 2005 over fiscal 2004 was driven by fiber optic build-out in the United States as well as Europe. In the power utility market, we continued to see strong investment in emerging markets in fiscal 2005 as well as increased investment in developed countries.

        Network Solutions' operating income increased by $57 million, or 33.9%, to $225 million in fiscal 2005 from $168 million in fiscal 2004. Approximately $9 million of the increase in operating income was due to the strengthening of foreign currencies. The 15.3% net sales growth in Network Solutions in fiscal 2005 over fiscal 2004 drove the operating income increase, as cost improvement initiatives in fiscal 2005 offset price erosion and the $10 million of increased raw material cost, primarily metals, over fiscal 2004.

  Wireless Systems

	Fiscal
	2006	2005	2004
	($ in millions)
Net sales	$874	$871	$835
(Loss) income from operations	$(239)	$92	$62
Operating margin	(27.3)%	10.6%	7.4%

  Fiscal 2006 Compared to Fiscal 2005

        Wireless Systems' net sales increased $3 million to $874 million in fiscal 2006 from $871 million in fiscal 2005. Organic net sales were flat in fiscal 2006, as increases in volume were offset by price erosion. The impact of foreign currency translation was minimal. The flat organic net sales were driven by both our radio frequency components business and our land mobile radio business. The radio frequency components sales performance was affected by sales declines to the aerospace and defense and automotive markets as a result of programs coming to an end offset by increased sales to the communication infrastructure market. In land mobile radio, the sales level was influenced by a slowdown in United States federal programs in fiscal 2006 as compared to fiscal 2005.

        Wireless Systems' operating income decreased $331 million to an operating loss of $239 million in fiscal 2006 from operating income of $92 million in fiscal 2005. As discussed above, during fiscal 2006, we recorded a goodwill impairment of $316 million in our Wireless Systems segment for the Integrated Wireless Products reporting unit which manufactures and sells our radio frequency components. Wireless Systems' fiscal 2006 operating income was also negatively impacted by $2 million related to the adoption of SFAS No. 123R in fiscal 2006.

  Fiscal 2005 Compared to Fiscal 2004

        Wireless Systems' net sales increased $36 million, or 4.3%, to $871 million in fiscal 2005 from $835 million in fiscal 2004. Approximately $3 million of the increase was due to the strengthening of certain foreign currencies. On an organic basis, net sales increased by $33 million, or approximately 4.0%, in fiscal 2005 over fiscal 2004. The organic net sales growth in fiscal 2005 was driven by land mobile radio products and systems which grew 17.7% on an organic basis over fiscal 2004. Our organic net sales growth in land mobile radio during fiscal 2005 was driven by United States federal programs which benefited from increased focus on Homeland Security, offset in part by a decrease of 4.8% in net sales in radio frequency component products sold primarily into the communication equipment and automotive markets.

        Operating income in Wireless Systems increased $30 million, or 48.4%, in fiscal 2005 to $92 million from $62 million in fiscal 2004. The increase in operating income in fiscal 2005 over fiscal 2004 was due to the strong sales growth experienced in the land mobile radio area and higher margin mix in those sales. Also benefiting operating income were cost improvement initiatives which more than offset the impact of price erosion.

  Other

	Fiscal
	2006	2005	2004
	($ in millions)
Net sales	$812	$736	$720
(Loss) income from operations	$(24)	$255	$(78)
Operating margin	(3.0)%	34.6%	(10.8)%

  Fiscal 2006 Compared to Fiscal 2005

        Net sales in the Other segment increased $76 million, or 10.3%, to $812 million in fiscal 2006 from $736 million in fiscal 2005. On an organic basis, net sales increased by 15.6%. Price erosion was more than offset by organic net sales growth increases of 17.4% in our Undersea Telecommunication Systems business and 15.0% in our Power Systems business. In the Undersea Telecommunication Systems business, growth was driven by the continued increase in the number of regional systems builds and upgrades of existing systems. In Power Systems, the organic growth was driven by strong demand in the communication service provider market as a result of operators' investments into networks. The weakening of certain foreign currencies negatively affected net sales by approximately $10 million. Fiscal 2006 net sales were negatively affected by the fiscal 2005 divestiture of the Tyco Global Network, which reported fiscal 2005 net sales of approximately $29 million.

        The Other segment had an operating loss of $24 million in fiscal 2006 compared to operating income of $255 million in fiscal 2005. In fiscal 2005, operating income benefited from the $301 million gain on the sale of the Tyco Global Network. The Tyco Global Network had operating income of $246 million in fiscal 2005, including the $301 million gain on sale. Higher raw material costs, primarily metals, negatively affected fiscal 2006 operating income by $14 million. Also, the adoption of SFAS No. 123R negatively affected fiscal 2006 operating income by $1 million.

  Fiscal 2005 Compared to Fiscal 2004

        The Other segment's net sales for fiscal 2005 increased $16 million, or 2.2%, to $736 million from $720 million in fiscal 2004. Approximately $8 million of the increase was due to the strengthening of foreign currencies. The remaining sales growth in fiscal 2005 was due to organic growth in our Undersea Telecommunication Systems business by 23.8%, partially offset by a decline in our Power Systems business by approximately 10.1%. The organic growth in the Undersea Telecommunication Systems business was driven by an increase in the number of regional undersea system builds as well as an upgrade of existing systems in fiscal 2005 as compared to fiscal 2004.

        Operating income in the Other segment increased to $255 million in fiscal 2005 compared to an operating loss of $78 million in fiscal 2004. As discussed above, the operating income of $255 million in fiscal 2005 included the $301 million gain recorded on the sale of the Tyco Global Network that was completed in fiscal 2005. The operating income (loss) of the Tyco Global Network was $246 million of income in fiscal 2005, including the $301 million gain on sale, and $78 million of loss in fiscal 2004.

Non-Operating Items

  Interest Expense, Net

        Interest expense, net was $208 million in fiscal 2006, as compared to $250 million in fiscal 2005 and $311 million in fiscal 2004. The decrease of $42 million, or 16.8%, in fiscal 2006 from fiscal 2005 was driven by lower average debt levels offset by higher borrowing rates. The decrease of $61 million, or 19.6%, in fiscal 2005 from fiscal 2004 resulted from lower average debt levels.

        A portion of Tyco International's consolidated debt and related net interest expense were allocated to us in all periods presented. During fiscal 2006, fiscal 2005, and fiscal 2004, we were allocated net interest expense of $201 million, $239 million, and $270 million, respectively, which includes the effects of Tyco International's interest rate swaps. Management believes the interest expense allocation basis is reasonable. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented. Interest expense could differ from that presented for various reasons including that the business may incur indebtedness with interest rates higher or lower than those of Tyco International and that we may ultimately have a different capital structure from the structure presented in these Combined Financial Statements. For more information on our financing activities, see "Liquidity and Capital Resources."

  Other Expense, Net

        Other expense, net of $365 million in fiscal 2005 consisted primarily of an expense allocation from Tyco International related to our portion of Tyco International's loss on retirement of debt. In fiscal 2004, other expense, net of $102 million consisted of $64 million of allocated expense related to Tyco International's loss on retirement of debt and a $38 million loss on retirement of our external debt.

  Income Taxes

        Our effective income tax rate was 2.7%, 26.6%, and 33.6% for fiscal 2006, fiscal 2005, and fiscal 2004, respectively. The decrease in the effective tax rate in fiscal 2006 compared to fiscal 2005 was primarily the result of a net release of $268 million of deferred tax asset valuation allowances in connection with improved profitability in certain jurisdictions, principally the U.S. Our U.S. results of operations in fiscal 2006 combined with other available evidence, including projections of future taxable income, indicate that it is more likely than not we will realize additional deferred tax assets in the future and accordingly the related valuation allowance was reduced. In addition to the valuation allowance release, the decrease in the effective tax rate was due to a $42 million state tax benefit recognized in fiscal 2006, primarily related to the Tyco Global Network divestiture, compared to a state tax expense recognized in fiscal 2005, as well as $87 million of tax benefits associated with the receipt of a favorable non-U.S. tax ruling permitting the deduction of historical debt retirement costs. These decreases are partially offset by a $71 million detriment related to the impact of the goodwill impairment in the Wireless Systems segment for which a tax benefit was not fully realized. The decrease in the effective tax rate in fiscal 2005 compared to fiscal 2004 is primarily the result of releases of $129 million of deferred tax asset valuation allowances and $105 million of benefits recognized related to the Tyco Global Network divestiture, principally in the U.S.

        The valuation allowance for deferred tax assets of $611 million and $873 million at fiscal year end 2006 and 2005, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Combined Balance Sheets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" which requires a valuation allowance to be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized.

        The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities and related interest for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards, as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon eventual settlement with the tax authorities. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by these taxing authorities and the adequacy of these recorded amounts. Substantially all of these potential tax liabilities and related interest are recorded in other liabilities on the Combined Balance Sheets as payment is not expected within one year.

        Our income tax returns are examined periodically by various tax authorities. In connection with such examinations, tax authorities, including the U.S. Internal Revenue Service, have raised issues and proposed tax adjustments. We are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that management has assessed as probable and estimable have been recorded. While the timing and ultimate resolution of these matters is uncertain, we anticipate that certain of these matters could be resolved during fiscal 2007.

        The U.S. Internal Revenue Service, or IRS, continues to audit the 1997 through 2000 fiscal years. In fiscal 2004, Tyco International submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns, resulting in a reduction in the taxable income previously filed. During fiscal 2006, the IRS accepted substantially all of the proposed adjustments. Also during fiscal 2006, Tyco International developed proposed amendments to U.S. federal income tax returns for additional periods through fiscal 2002. On the basis of the previously accepted amendments, we have determined that acceptance of these adjustments is probable and accordingly, have recorded them, as well as the impacts of the adjustments accepted by the IRS, in the Combined Financial Statements. These adjustments resulted in a $205 million net decrease in deferred income tax assets and a $205 million decrease in other liabilities in fiscal 2006. Such adjustments did not have a material impact on our results of operations or cash flows.

        Tyco International has yet to complete proposed amendments to its U.S. federal income tax returns for periods subsequent to fiscal 2002, which will primarily reflect the roll forward through fiscal 2006 of the amendments for the 1997 to 2002 fiscal periods. When our tax return positions are updated, additional adjustments may be identified and recorded in the Combined Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, we believe that any resulting adjustments will not have a material impact on our financial condition, results of operations, or cash flows.

        Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or we have concluded that no additional tax liability will arise as a result of distribution of such earnings. A liability could arise if our intentions to permanently reinvest such earnings were to change and amounts were distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

  Income (Loss) from Discontinued Operations, Net of Income Taxes

        Income from discontinued operations was $38 million in fiscal 2006 and $143 million in fiscal 2005, which reflects the operating results of the Printed Circuit Board business that was approved for sale in fiscal 2006. During the fourth quarter of fiscal 2006, we entered into a definitive agreement to divest our Printed Circuit Group business for $226 million in cash. This transaction was completed subsequent to fiscal year end 2006 and a pre-tax gain on sale of $45 million was recognized in the first quarter of fiscal 2007. In fiscal 2004, loss from discontinued operation was $29 million, primarily due to a loss on the sale of our electrical contracting services business. See Note 4 to our Annual Combined Financial Statements.

  Cumulative Effect of Accounting Change

        During fiscal 2006, we adopted FIN 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB No. 143." Accordingly, we have recognized asset retirement obligations of $16 million and property, plant, and equipment, net of $4 million in our Annual Combined Financial

Statements at year end fiscal 2006. In addition, we recorded a cumulative effect of accounting change which resulted in an $8 million after-tax, $12 million pre-tax, loss. See Note 2 to our Annual Combined Financial Statements for more information on FIN 47.

        During fiscal 2005, Tyco International changed the measurement date for its pension and postretirement benefit plans from September 30 to August 31, effective October 1, 2004. Tyco International and the Company believe that the one-month change of measurement date is a preferable change as it allows management adequate time to evaluate and report the actuarial information in our Combined Financial Statements under the accelerated reporting deadlines. As a result of this change, we recorded an $11 million after-tax, $13 million pre-tax, gain cumulative effect of accounting change in fiscal 2005. See Note 14 to our Annual Combined Financial Statements for more information on retirement plans.

Change in Fiscal Year and Reporting Calendar Alignment

        Effective October 1, 2004, we changed our fiscal year end from a calendar fiscal year ending September 30 to a "52-53 week" year ending on the last Friday of September, so that each quarterly period would be 13 weeks in length. For fiscal years in which there are 53 weeks, the fourth quarter reporting period will be 14 weeks, with the first such occurrence taking place in fiscal 2011. The impact of this change was not material to the Combined Financial Statements. Net income for the transition period related to this change was $21 million after-tax, $29 million pre-tax, and was reported within Parent Company Investment.

Critical Accounting Policies and Estimates

        The preparation of the Combined Financial Statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Our significant accounting policies are summarized in Note 2 to our Annual Combined Financial Statements. The following noted accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

  Revenue Recognition

        Our revenue recognition policies are in accordance with Staff Accounting Bulletin, or SAB, No. 101 "Revenue Recognition in Financial Statements" and SAB No. 104 "Revenue Recognition," as issued by the Securities and Exchange Commission and other applicable guidance.

        Our revenues are generated principally from the sale of our products. Revenue from the sales of products is recognized at the time title and the risks and rewards of ownership pass. This time is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable, and collection is reasonably assured. For those items where title has not yet transferred, we have deferred the recognition of revenue. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales. Other allowances include customer quantity and price discrepancies. A reserve for other allowances is established at the time of sale based on historical experience and is recorded as a reduction of sales.

        Contract sales for construction related projects are recorded primarily on the percentage-of-
completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to completion. Cost to completion is measured based on the ratio of actual cost incurred to total estimated cost. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. Contract sales for construction related projects are generated primarily within our Wireless Systems and Other segments.

  Inventories

        Inventories are stated at the lower of cost or market value. Provisions for slow moving and obsolete inventory are made based upon product demand and historical experience. Should future product demand change, existing inventory could become slow moving or obsolete and provisions would be increased accordingly.

  Goodwill and Other Intangible Assets

        Intangible assets acquired include both those that have a determinable life and residual goodwill. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, and unpatented technology with estimates of recoverability ranging from 3 to 50 years that are amortized accordingly on a straight-line basis. An evaluation of the remaining useful life of intangibles with a determinable life is performed on a periodic basis when events and circumstances warrant an evaluation. We assess intangible assets with a determinable life for impairment consistent with our policy for assessing other long-lived assets. Goodwill is assessed for impairment separately from other intangible assets with a determinable life by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth quarter of each year or whenever we believe a triggering event requiring a more frequent assessment has occurred. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors, and management's judgment in applying them to the analysis of goodwill impairment. Since management's judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be overstated or understated.

        When testing for goodwill impairment, we follow the guidance prescribed in SFAS No. 142, "Goodwill and Other Intangible Assets." First, we perform a step I goodwill impairment test to identify a potential impairment. In doing so, we compare the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, we compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

        Estimates about fair value used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. This approach incorporates many assumptions including future growth rates, discount factors, and income tax rates. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

  Income Taxes

        In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

        In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years, and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal, and international pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

        We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. If a change in a valuation allowance occurs, which was established in connection with an acquisition, the adjustment of such allowance may affect goodwill rather than the income tax provision.

        Changes in tax laws and rates also could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our results of operations, cash flows, or financial position.

        In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of the impact of related tax loss carryforwards, as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

        Pension and Postretirement Benefit

        Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality, and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations to be paid under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase our present value of pension obligations by approximately $100 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term rate of return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by approximately $10 million.

Liquidity and Capital Resources

        The following table summarizes the sources of our cash flow from operating activities and the use of a portion of that cash in our operations for the six months ended March 30, 2007 and March 31, 2006 and fiscal 2006, fiscal 2005, and fiscal 2004:

	For the Six Months Ended
			Fiscal
	March 30, 2007	March 31, 2006
			2006	2005	2004
	(in millions)
Income from operations	$789	$807	$1,409	$1,970	$1,619
Non-cash restructuring and other charges (credits), net	2	1	—	(16)	(35)
Gain on divestiture	—	—	—	(301)	—
Depreciation and amortization	285	259	531	542	513
Goodwill impairment	—	—	316	—	—
Deferred income taxes	43	—	(62)	(70)	127
Provisions for losses on accounts receivable and inventory	53	43	73	82	55
Other, net	(7)	(1)	3	7	6
Changes in assets and liabilities, net	(312)	(134)	(360)	(80)	(351)
Interest income	29	25	48	44	33
Interest expense	(118)	(136)	(256)	(294)	(344)
Income tax expenses	(189)	(152)	(32)	(360)	(405)

Net cash from operating activities	$575	$712	$1,670	$1,524	$1,218

Other cash flow items:
Capital expenditures	$(610)	$(255)	$(560)	$(481)	$(410)
Divestiture of businesses	227	—	—	130	25

Six Months Ended March 30, 2007 and March 31, 2006

        Net cash from operating activities in the first six months of fiscal 2007 was $575 million as compared to $712 million in the first six months of fiscal 2006. The decrease from the first six months of fiscal 2006 resulted primarily from net changes in assets and liabilities. The components of this change are set forth in the Combined Statements of Cash Flow. Significant changes included a $75 million decrease in accrued and other liabilities during the first six months of fiscal 2007, primarily related to the payout of the increased level of cash based incentive compensation related to fiscal 2006 performance.

        Capital expenditures increased $355 million in the first six months of fiscal 2007 to $610 million as compared to $255 million in the first six months of fiscal 2006. During the first six months of fiscal 2007, we exercised our option to buy five cable laying sea vessels that were previously leased to us and used by the Other segment at a cost of $280 million, which was reflected as a capital expenditure. The remaining higher level of capital spending in the first six months of fiscal 2007 was to support the higher level of sales activities in fiscal 2007.

        In the first six months of fiscal 2007, we received $227 million in net cash proceeds related to the sale of the Printed Circuit Group business.

        The amount of income taxes paid, net of refunds, during the first six months of fiscal 2007 was $137 million.

Fiscal 2006, Fiscal 2005, and Fiscal 2004

        Net cash from operating activities in fiscal 2006 was $1,670 million compared to $1,524 million in fiscal 2005. The increase over fiscal 2005 resulted from a lower level of primary working capital investment in fiscal 2006 as compared to fiscal 2005.

        Capital expenditures increased $79 million in fiscal 2006 to $560 million as compared to $481 million in fiscal 2005. The higher level of capital spending in fiscal 2006 was to support the higher level of sales activities in fiscal 2006. We expect that we will continue to spend approximately 4% to 5% of net sales each year to support new programs and to invest in machinery and our manufacturing facilities to further enhance productivity and manufacturing capabilities. In addition to the 4% to 5% annual capital spending, subsequent to the end of fiscal 2006, we exercised our option to buy five cable laying sea vessels that are used by the Other segment at a cost of $280 million. These vessels previously were leased to us. For further details, see Note 23 to our Annual Combined Financial Statements.

        In fiscal 2005, we received $130 million of proceeds related to the sale of the Tyco Global Network.

        The amount of income taxes paid, net of refunds, during fiscal 2006 was $277 million.

        The amount of pension and postretirement benefit contributions reflected in fiscal 2006, fiscal 2005, and fiscal 2004 was $69 million, $81 million, and $291 million, respectively. These amounts include voluntary pension contributions of $24 million in fiscal 2005 and $230 million in fiscal 2004. We anticipate pension contributions to be $50 million to $70 million per year on an ongoing basis before consideration of voluntary contributions.

        In October 2006, the sale of the Printed Circuit Group business closed and $227 million of net cash proceeds were received.

  Liquidity

        Total debt at March 30, 2007 was $3,696 million of which $3,539 million was due to Tyco International Ltd. and its affiliates. At fiscal year end 2006 and 2005, total debt was $3,662 million and $4,511 million, respectively, of which $3,510 million and $4,241 million, respectively, is due to Tyco International Ltd. and its affiliates. Due to Tyco International Ltd. and affiliates represents the portion of Tyco International's consolidated debt that has been proportionately allocated to us based on the amount that management believes we used historically including amounts directly incurred. We believe the debt allocation basis is reasonable based on our historical financing needs. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company nor do these amounts represent actual indebtedness owed to Tyco International.

        In April 2007, Tyco International announced that, in connection with the separation, Tyco International and certain of its subsidiaries that are issuers of its corporate debt have commenced tender offers to purchase for cash substantially all of their outstanding U.S. dollar denominated public debt aggregating approximately $6.6 billion. Our 7.2% notes amounting to $86 million due 2008 are subject to these tender offers. As of May 24, 2007, acceptance notices have been received for approximately $67 million, or 78%, of our non-convertible debt.

        In connection with the tender offers, Tyco International will incur a pre-tax charge for the early extinguishment of debt of approximately $660 million. A portion of this charge will be allocated to us by Tyco International in the third quarter of fiscal 2007.

        In April 2007, we entered into a five-year unsecured senior revolving credit facility. The commitment under the credit facility is $900 million until the time of the distribution and will increase to $1.5 billion at the time of the separation. Borrowings under this credit facility will bear interest, at our option, at a base rate or LIBOR, plus a margin dependent on our credit ratings and the amount drawn under the facility. We are required to pay an annual facility fee ranging from 4.5 to 12.5 basis points depending on our credit ratings. The revolving credit facility will replace, in part, Tyco International's existing revolving credit facilities and be used for working capital, capital expenditures, and other corporate purposes. Tyco International initially will guarantee the new revolving credit facility. We will assume the obligations of Tyco International with respect to our revolving credit facility upon separation.

        Additionally, in April 2007, we entered into a $2.8 billion unsecured bridge loan facility under which Tyco International will be the initial borrower. Borrowings under this bridge loan facility will be used to repay a portion of Tyco International's debt. Tyco International initially will guarantee the bridge loan facility. We will assume the obligations of Tyco International with respect to our bridge facility upon separation. The bridge facility will mature no later than April 23, 2008. Interest and fees under the bridge facility are substantially the same as under the revolving credit facility. The bridge facility contains provisions that may require mandatory prepayments or reduction of unused commitments if we issue debt or equity. At the end of May 2007, we increased the amount of this facility by $0.775 billion. At the end of May 2007, Tyco International borrowed under the unsecured bridge loan facilities to fund its debt tender offers, to repay its existing bank credit facilities, and to finance the class action settlement. At the completion of the separation, we expect to assume approximately $3.6 billion of borrowings under the unsecured bridge loan facility. In addition, we intend to replace our unsecured bridge loan facility with public or private long-term debt.

        Our ability to fund our capital needs will be affected by our ongoing ability to generate cash from operations, the overall capacity and terms of our financing arrangements as discussed above, that we are and will be negotiating and access to the equity markets. Given the volatility in the financial markets, we continue to monitor the markets closely and take steps to maintain financial flexibility and an appropriate capital structure.

        On September 19, 2005, we were awarded the contract to build and operate the statewide private radio system for the State of New York. Under the contractual terms, this is a 20-year contract that requires us to build the network and lease it to the State. As we are required to build the network, over the next five years we will need to invest approximately $500 to $550 million. As of March 30, 2007 and September 29, 2006, we have invested $16 million and $8 million, respectively, primarily consisting of inventory. We expect that in fiscal 2007 the investment required will be $50 to $75 million and will be funded by cash flow generated from operations.

        Following the distribution, we expect that initially we will pay approximately $280 million per fiscal year in dividends to holders of our common shares. The timing, declaration, and payment of future dividends to holders of our common shares, however, falls within the discretion of our board of directors and will depend upon many factors, including the statutory requirements of Bermuda law, our financial condition and earnings, the capital requirements of our businesses, industry practice, and any factors the board of directors deems relevant.

  Commitments and Contingencies

        The following table provides a summary of our contractual obligations and commitments for debt, minimum lease payments obligations under non-cancelable leases, and other obligations at fiscal year end 2006.

		Payments due by fiscal year
	Total	2007	2008	2009	2010	2011	There- after
	(in millions)
External debt(1)	$152	$7	$1	$87	$1	$1	$55
Operating leases	544	113	87	66	52	42	184
Purchase obligations(2)	41	41	—	—	—	—	—

Total contractual cash obligations(3)	$737	$161	$88	$153	$53	$43	$239

(1)
Excludes interest and $3,510 million of debt allocated to us by Tyco International. During the first six months of fiscal 2007, amounts due to Tyco International increased to $3,539 million.

(2)
Purchase obligations consist of commitments for purchases of goods and services.

(3)
Total contractual cash obligations in the table above exclude pension and postretirement benefit obligations and other long-term liabilities.

We have pension and postretirement benefit obligations to certain employees and former employees. We are obligated to make contributions to our pension plans and postretirement benefit plans; however, we are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance, and amounts of benefit payments. We expect to contribute $64 million to pension and postretirement benefit plans in fiscal 2007 and $50 million to $70 million per year on an ongoing basis, before consideration of voluntary contributions. During the first six months of fiscal 2007, we made contributions to our pension and postretirement plans of $35 million. These plans and our estimates of future contributions and benefit payments are more fully described in Note 9 to the Interim Combined Financial Statements and Note 14 to the Annual Combined Financial Statements.

Other long-term liabilities primarily consists of tax liabilities. We are unable to estimate the timing of payment for these items.

        Long-term debt obligations above reflect our historical debt level, which is not representative of the debt repayments that will be due under our anticipated new debt facilities.

        At September 29, 2006, we have outstanding letters of credit and letters of guarantee in the amount of $198 million.

        At March 30, 2007 and September 29, 2006, we have a contingent purchase price commitment of $80 million related to the fiscal 2001 acquisition of Com-Net by the Wireless Systems segment. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State has approved the system based on the guidelines set forth in the contract. A liability for this contingency has not been recorded in our Combined Financial Statements as the outcome of this contingency cannot be reasonably determined.

  Off-Balance Sheet Arrangements

        Certain of our segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from fiscal 2007 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance and the potential exposure for nonperformance under the guarantees would not have a material effect on our financial position, results of operations, or cash flows.

        In disposing of assets or businesses, we often provide representations, warranties, and/or indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations, or cash flows.

        We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 10 to the Interim Combined Financial Statements and Note 15 to our Annual Combined Financial Statements for a discussion of these liabilities.

        At September 29, 2006, we had an off-balance sheet leasing arrangement for five cable laying sea vessels. Upon expiration of this lease in October 2006, we exercised our right to buy these vessels for $280 million and, accordingly, the residual guarantee of $54 million was settled. See Notes 12 and 23 to the Annual Combined Financial Statements.

        In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our financial position, results of operations, or cash flows.

        There will be certain guarantees or indemnifications extended between Tyco International, Tyco Electronics, and Covidien in accordance with the terms of the Separation and Distribution Agreement and/or Tax Sharing Agreement when finalized. At the time of the separation, we will record a liability necessary to recognize the fair value of such guarantees and indemnifications in accordance with FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Fair values will be determined with the assistance of a third party valuation firm and will result in recorded amounts in excess of those amounts historically recorded by Tyco International. Based on preliminary information and analysis, we estimate that the incremental liability necessary to reflect the fair value of these guarantees and indemnifications will be in the range of $80 million to $120 million. For us, the guarantees and indemnifications primarily relate to certain contingent tax liabilities.

        We record estimated product warranty costs at the time of sale. For further information on estimated product warranty, see Note 8 to the Interim Combined Financial Statements and Notes 2 and 12 to the Annual Combined Financial Statements.

  Legal Matters

        In the ordinary course of business, we are subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements, and other commercial disputes. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information and applicable law, we do not expect that these proceedings will have a material adverse effect on our financial position. However, one or more of the proceedings could have a material adverse effect on our results of operations for a future period. Note 10 to our Interim Combined Financial Statements provides further information regarding legal proceedings.

        Prior to the announcement of the planned separation, Tyco International and certain former directors and officers were named as defendants in several lawsuits relating to securities class action, shareholder lawsuits, and Employee Retirement Income Security Act related litigation. As a part of the Separation and Distribution Agreement, any existing or potential liabilities related to this outstanding litigation will be allocated among Tyco International, Covidien, and us. We will be responsible for 31% of potential liabilities that may arise upon the settlement of the pending litigation. If Tyco International or Covidien were to default on their obligation to pay their allocated share of these liabilities, however, we would be required to pay additional amounts. See "Relationship with Tyco International and Covidien—Separation and Distribution Agreement—Legal Matters" for a further discussion of our obligations with respect to these liabilities.

  Backlog

        At March 30, 2007, we had a backlog of unfilled orders of $3.2 billion, compared to a backlog of $2.7 billion and $2.5 million at September 29, 2006 and September 30, 2005, respectively. Backlog by reportable segment at fiscal year end is as follows:

	March 30, 2007	September 29, 2006	September 30, 2005
	(in millions)
Electronic Components	$1,557	$1,513	$1,308
Network Solutions	285	249	221
Wireless Systems	501	512	527
Other	893	437	440

Total	$3,236	$2,711	$2,496

Accounting Pronouncements

  Recently Adopted Accounting Pronouncements

        Effective October 1, 2005, Tyco International adopted SFAS No. 123R, "Share-Based Payment," which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees." Tyco International adopted SFAS No. 123R using the modified prospective application transition method. Under this method, compensation cost is recognized for the unvested portion of share-based payments granted prior to October 1, 2005 and all share-based payments granted subsequent to September 30, 2005 over the related vesting period. Prior to October 1, 2005, we and Tyco International applied the intrinsic value based method prescribed in APB Opinion No. 25 in accounting for employee stock based compensation. Prior period results have not been restated. Due to the adoption of SFAS No. 123R, our results for fiscal 2006 include incremental share-based compensation expense totaling $40 million. Note 12 to our Interim Combined Financial Statements and Note 19 to our Annual Combined Financial Statements provide additional information regarding share-based compensation.

        On November 10, 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. FAS 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." Tyco International elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R in the fourth quarter of fiscal 2006. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool, or APIC pool, related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Combined Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are fully vested and outstanding upon adoption of SFAS No. 123R. The adoption did not have a material impact on our results of operations and financial condition.

        We adopted FIN 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143," during the fourth quarter of fiscal 2006. This interpretation clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The interpretation requires that conditional asset retirement obligations, along with the associated capitalized asset retirement costs, be initially reported at their fair values. Upon adoption, we recognized a liability of $16 million for asset retirement obligation and an increase of $4 million in the carrying amount of the related assets. The initial recognition resulted in a cumulative effect of accounting change of $8 million after-tax, $12 million pre-tax, reflecting the accumulated depreciation and accretion that would have been recognized in prior periods had the provisions of FIN 47 been in effect at the time.

        In June 2005, the FASB issued Staff Position, or FSP, No. 143-1, "Accounting for Electronic Equipment Waste Obligations," which provides guidance on accounting for historical waste obligations associated with the European Union Waste, Electrical and Electronic Equipment Directive, or WEEE Directive. Under the directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the equipment is replaced, at which time the waste management obligation may be transferred to the producer of the replacement equipment. FSP No. 143-1 is effective for the first reporting period ending after June 8, 2005 or the date of the adoption of the WEEE Directive into law by the applicable European Union member country. We evaluated the effects of FSP No. 143-1 and determined that the impact is immaterial to our Combined Financial Statements.

  Recently Issued Accounting Pronouncements

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits an entity, on a contract-by-contract basis to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for us in the first quarter of fiscal 2009. We are currently assessing the impact that SFAS No. 159 will have on our results of operations, financial position, or cash flows.

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost.

Under SFAS No. 158, companies are required to measure plan assets and benefit obligations as of their fiscal year end. We currently use a measurement date of August 31st. SFAS No. 158 also requires additional disclosure in the notes to the financial statements. The recognition provisions of SFAS No. 158 are effective at the end of fiscal 2007, while the measurement date provisions will become effective in fiscal 2009. We are currently assessing the impact of SFAS No. 158 on our Combined Financial Statements. Based on the funded status of our defined benefit and other postretirement plans as of September 29, 2006, we estimate that we would recognize a net $219 million liability through a reduction in parent company equity. The ultimate amounts recorded are highly dependent on various estimates and assumptions including, among other things, the discount rate selected, future compensation levels, and performance of plan assets. Changes in these assumptions could increase or decrease the estimated impact of implementing SFAS No. 158.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 is effective for us in the first quarter of fiscal 2009. We are currently assessing the impact, if any, that SFAS No. 157 will have on our results of operations, financial position, or cash flows.

        In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for us in the first quarter of fiscal 2008. We are currently assessing the impact that FIN 48 will have on our results of operations, financial position, or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

        We use forward currency exchange contracts and foreign currency options to manage our foreign currency exposures on accounts and notes receivable, accounts payable, intercompany loan balances, and forecasted transactions denominated in certain foreign currencies. A 10% appreciation of the U.S. dollar from the March 30, 2007 market rates would increase the unrealized value of our forward contracts by $7 million, while a 10% depreciation of the U.S. dollar would decrease the unrealized value of our forward contracts by $8 million. A 10% appreciation of the U.S. dollar from the September 29, 2006 market rates would increase the unrealized value of our forward contracts by $6 million, while a 10% depreciation of the U.S. dollar would decrease the unrealized value of our forward contracts by $8 million. However, such gains or losses on these contracts would be offset by the gains or losses on the revaluation or settlement of the underlying transactions.

        We utilize established risk management policies and procedures in executing derivative financial instrument transactions. We do not execute transactions or hold derivative financial instruments for trading or speculative purposes. Counterparties to derivative financial instruments are limited to major financial institutions with at least an A/A2 long-term debt rating. There is no significant concentration of exposures with any one counterparty.

INDUSTRY OVERVIEW

Electronic Components Industry Overview

        The global market for electronic components consists of two major segments—passive components and active components. Active components represented approximately $237 billion of sales in 2005 according to iSuppli Corporation.(1) Active components, or semiconductors, use imbedded logic to actively manage the electronic flow. These components include integrated circuits, sensors, and actuators. Passive components, which according to Global Industry Analysts Inc., generated approximately $109 billion of sales in 2005, facilitate the transmission of electrical signals but do not use their own intelligence to alter this flow. Taken together, the global market for electronic components was approximately $346 billion in 2005.

        There are six major categories of passive components—printed circuit boards, connectors, capacitors, wire and cable, relays, and circuit protection devices. The following table shows the sales of these major categories in 2005 in billions of dollars:

Category	Sales		Percentage of Total Sales
Printed circuit boards	$43	(3)	39%
Connectors	35	(2)	32
Capacitors	15	(3)	14
Wire and cable	7		6
Relays	5	(3)	5
Circuit protection devices	4		4

	$109	(3)	100%

(1)
According to iSuppli Corporation Electronic Equipment and Semiconductor Forecast for Q4 2006.

(2)
According to Bishop and Associates.

(3)
According to Global Industry Analysts Inc.

        Companies typically compete in either active or passive components—few compete in both segments. We are primarily a passive components supplier, and we compete in four of the six major passive categories: connectors, relays, wire and cable, and circuit protection devices. We generated approximately 71% of our total sales from these products in fiscal 2006. The total market for these product areas is approximately $51 billion, measured by 2005 sales. We do not compete in certain subsegments within these categories, particularly where we believe the products are less technical in nature. For example, in the wire and cable market, we focus primarily on the high performance wire and cable market and do not produce low-end bulk cable products. In circuit protection devices, our focus is on developing innovative solutions rather than glass case or thermal fuse components.

        We also compete in product markets outside of the passive components sector, and these products include, among others, touch screen monitors, private wireless networks, power systems, and undersea cable networks. We estimate the total market for these products is approximately $19 billion.

        In total, we estimate that the size of our targeted addressable market is in the range of $55 billion to $60 billion.

Trends Affecting the Passive Electronic Components Market

  •
  Increasing use of electronics. The proliferation of electronic devices as well as the use of electronics to replace mechanical functions has resulted in above-GDP growth for the connector industry.

  •
  Pricing erosion offset with innovation and productivity improvements. The connector industry, on average, experiences price declines of 3% to 7% annually according to Bishop and Associates. Companies use innovation and new products to command better prices and the remaining price erosion typically is offset with productivity and cost improvements.

  •
  Emerging markets create growth opportunities and a source for low-cost manufacturing. Emerging markets such as China, India, and Eastern Europe have become significant growth opportunities for electronic component suppliers. In addition, component manufacturers continue to lower costs to offset pricing pressure and shift manufacturing to low-cost countries, which allows them to be closer to original equipment manufacturers who have been migrating to these markets.

  •
  Focus on new technologies. Technology trends in the electronic components industry have been driven by three primary factors: the continuous need for miniaturization and density of components; increased penetration and speeds of broadband connectivity; and the proliferation of wireless connectivity.

  •
  Industry consolidation. Consolidation in the electronic component industry has gained momentum in recent years as companies strive to broaden their product portfolios and reduce product costs. In addition, original equipment manufacturers continue to seek suppliers with global capabilities allowing them to rationalize their supplier bases.

  •
  Increasing raw material costs. The electronic components industry has experienced pressure from increasing raw materials costs, especially copper and gold.

End Market Trends

        Within the connector industry, our largest product family, the seven largest end markets make up 85% of sales, according to Bishop and Associates. The key trends in each of the major industry segments are as follows.

  Automotive

        Two major trends have been benefiting this market. The first is the increased electronic content in vehicles of all price ranges. In high-end vehicles, the demand for electronic components is mainly being driven by high-end communications and infotainment systems and the introduction of advanced driver assistance and safety systems. In addition, the replacement of previously mechanical systems, such as braking, shifting and steering systems, with an electronic solution is further driving demand growth. In the low-to-mid-range vehicles, demand for electronic components is primarily being driven by the penetration of comfort and safety functions previously only available in high-end models. The second major trend is the significant vehicle production growth in the automotive sector in key emerging markets, primarily in Asia.

  Computer

        The personal computer industry is a maturing industry with modest unit growth and an increasing use of standardized components. However, major growth opportunities exist in the server/storage area as a result of increasing demand for high-density packaging solutions and for electro-optics integration and fiber management capability, as well as an increase in power and processing requirements.

  Consumer Electronics

        The consumer electronics industry has experienced strong growth in electronic components, fueled by the proliferation and increased functionality of electronic devices. The key technology trends are miniaturization, higher speeds and densities, wireless connectivity, and advanced thermal and power requirements. These trends require electronic component suppliers to develop more customized, application-specific products for their customers. Success in this market requires continuous new design activity and faster time-to-market and time-to-volume with flexibility to meet demand volatility.

  Telecommunications

        The telecommunications industry consists of several distinct markets: mobile phones, wireline and wireless infrastructure, and public safety. Strong growth in the demand for electronic components is driven by the demand for new and increasingly functional mobile phones, broadband proliferation, increased penetration of wireline and wireless infrastructure in emerging markets, and heightened concern for secure and interoperable public safety systems.

  Power Utilities

        Drivers of growth are different for the developed markets and emerging markets. Key growth drivers in developed markets are: the need for transmission grid build-out and regional interconnections; the replacement and refurbishment of aging infrastructure that has suffered from over two decades of underinvestment; and the monitoring of power systems for reliability, cost savings, asset management, and predictive maintenance. Emerging market demand is dependent on new infrastructure build in areas undergoing rapid GDP growth.

  Aerospace and Defense

        Spending on aerospace and defense has been increasing over the past several years as regional conflicts have created demand for equipment used to support ground troops. In addition to the need to replace expended equipment, new requirements have emerged to develop a lighter, more mobile fighting force with weight reduction goals leading to the use of composite materials and higher voltages.

  Industrial

        The industrial market includes industrial equipment, medical, and appliances sub-markets.

        Growth in factory automation, in mature industries and in emerging markets such as China, and increased electronics content for industrial applications, such as Ethernet communication and network integration into factories requiring industrial connectors, have driven the demand in the industrial equipment sub-market.

        Demand in the medical market is being driven by demographic shifts such as higher life expectancy, increasing demand for patient monitoring solutions, and increased use of electronics in minimally invasive surgical equipment as well as the increase in portable and handheld imaging devices.

        There are two distinct drivers in the appliance industry: the substitution of electromechanical equipment with electronics, such as timers with electronics in high-end laundry and cooking devices, and growth in emerging markets, primarily in China.

BUSINESS

Overview

        Tyco Electronics is a leading global provider of engineered electronic components, network solutions, and wireless systems. We design, manufacture, and market products for customers in industries from automotive, appliances, and aerospace and defense to telecommunications, computers, and consumer electronics. Our products are produced in more than 130 manufacturing sites in over 25 countries. With over 8,000 engineers and worldwide manufacturing, sales, and customer service capabilities, Tyco Electronics' commitment is our customers' advantage.

        Tyco Electronics Ltd. was incorporated in Bermuda in fiscal 2000 as a wholly-owned subsidiary of Tyco International. For the period following its incorporation, Tyco Electronics Ltd. did not engage in any significant business activities and held minimal assets. In connection with our separation from Tyco International, the equity interests in the entities that hold all of the assets and liabilities of Tyco International's electronics businesses will be transferred to Tyco Electronics. Tyco Electronics Ltd., the sole shareholder of TEGSA, and expected guarantor of any notes to be issued by TEGSA, will remain a Bermuda chartered company in order to replicate the legal and operating structure of Tyco International. Holders of Tyco International's public equity and debt are familiar with this structure, which simplifies execution of the distribution and related financing and internal separation transactions. Tyco Electronics Ltd. will unconditionally guarantee the notes to be issued by TEGSA to provide financial support for the notes.

        Our business was formed principally through a series of acquisitions, from fiscal 1999 through fiscal 2002, of established electronics companies and divisions, including the acquisition of AMP Incorporated and Raychem Corporation in fiscal 1999 and the Electromechanical Components Division of Siemens and OEM Division of Thomas & Betts in fiscal 2000. These companies each have more than 50 years of history in engineering and innovation excellence. We operated as a segment of Tyco International prior to our separation.

        Our reporting segments manufacture and distribute our products and solutions to a number of end markets. The table below provides a summary of our reporting segments, the fiscal 2006 net sales contribution of each segment, and the key products and markets that we serve:

Segment		Electronic Components		Network Solutions		Wireless Systems		Other
% of Fiscal 2006 Net Sales		73%		14%		7%		6%

Key Products	•	Connector systems	•	Connector systems	•	Land mobile	•	Power systems
	•	Relays	•	Heat shrink tubing		radios and	•	Undersea tele-
	•	Heat shrink tubing	•	Fiber optics		systems		communication
	•	Fiber optics	•	Wire and cable	•	Radio frequency components		systems
	•	Circuit protection	•	Racks and panels		and subsystems
		devices	•	Intelligent building	•	Radar systems
	•	Wire and cable		controls
	•	Touch screens	•	Network interface
	•	Application tooling		devices
Key Markets	•	Automotive	•	Power utilities	•	Public safety	•	Communication
	•	Computer	•	Communication	•	Communication		service providers
	•	Communication		service		equipment	•	Communication
		equipment		providers	•	Aerospace and		equipment
	•	Consumer	•	Building networks		defense	•	Oil and gas
		electronics			•	Automotive
	•	Aerospace and defense
	•	Appliance
	•	Industrial Machinery

Our Competitive Strengths

        We believe that we have the following competitive strengths:

  •
  Global leader in passive components. With net sales of approximately $12.8 billion in fiscal 2006, we are significantly larger than many of our competitors. In the $35 billion fragmented connector industry, our net sales were in excess of $7 billion in fiscal 2006. We have established a global leadership position in the connector industry with leading market positions in the following markets:

  •
  Automotive—#1

  •
  Computers and peripherals—#1

  •
  Industrial—#1

  •
  Telecom/data communications—#2

    Our scale provides us the opportunity to accelerate our sales growth by making larger investments in existing and new technologies in our core markets and to expand our presence in emerging markets. Our leadership position also provides the opportunity to lower our purchasing costs by developing lower cost sources of supply and to maintain a flexible manufacturing footprint worldwide that is close to our customers' locations.

  •
  Strong customer relationships. As an industry leader, we have established close working relationships with our customers. These relationships allow us to anticipate and be responsive to customer needs when designing new products and new technical solutions. By working side-by-side with our customers in developing new products and technologies, we believe we are able to identify and act on trends and leverage knowledge about next-generation technology across our products. In addition, we operate an expansive Global Account Management program through which we maintain close working relationships with the key customers in the end markets that we serve.

  •
  Process and product technology leadership. We employ over 8,000 engineers dedicated to product research, development, and engineering. We invest over $600 million per year in product and process engineering and development together with our annual gross capital spending in excess of $500 million in fiscal 2006, so that we consistently provide innovative, high-quality products with efficient manufacturing methods.

  •
  Diverse product mix and customer base. We manufacture and sell a broad portfolio of products to customers in various industries. Our customers include many of the leaders in their respective industries and our relationships with them typically date back many years. We believe that this diversified customer base reduces our exposure to a particular end market and therefore the variability of our financial performance, and allows us to leverage our skills and experience across markets. Additionally, we believe that the diversity of our customer base reduces the level of cyclicality in our results and distinguishes us from our competitors.

  •
  Balanced geographic sales mix. We have an established manufacturing presence in over 25 countries and our sales are global. Our global coverage positions us near our customers' locations and allows us to assist them in consolidating their supply base and lowering their production costs. We believe our balanced sales distribution lowers our exposure to any particular geography and improves our financial profile. In addition, approximately 35% of our production is from low-cost countries, and our strategy is to continue to increase the percentage of production from low-cost countries.

  •
  Strong and experienced management team. We believe we have a management team that has the experience necessary to effectively execute our strategy and advance our product and technology leadership. Our Chief Executive Officer, President, and segment presidents each have more than 20 years of experience in the electronics industry. They are supported by an experienced and talented management team that is dedicated to maintaining and expanding Tyco Electronics' position as the global leader in its industry.

Our Strategy

        Our goal is to be the world leader in providing custom-engineered electronic components and solutions for an increasingly connected world. We believe that in achieving this goal we will increase net sales and profitability across our segments in the markets that we serve. Our business strategy is based upon the following priorities:

  •
  Continue to focus our existing portfolio. We have no approval from our board of directors or agreements at present to divest any of our businesses, but, as part of our strategy, we regularly review and will consider the divestiture of underperforming or non-strategic businesses to improve our operating results and better utilize our capital. Some of these divestitures may have a material impact on our Combined Financial Statements, and we currently believe they could impact up to 15% of our combined net sales. We have made strategic divestitures in the past, such as our Printed Circuit Group business and the Tyco Global Network, and expect that we may have additional divestitures in the future. We will explore a number of strategic alternatives, including possible divestiture, for our Power Systems business that is reflected in our Other segment. Prior to the separation, the Tyco International board of directors will consider and may authorize our management to determine whether or not to divest the Power Systems business and the specific terms of doing so. At the conclusion of this process, management will present its recommendations to our board of directors for their review and approval. The Power Systems business had net sales of approximately $500 million in fiscal 2006. The outcome of the strategic review process could result in a decision to divest the business which would result in a pre-tax impairment charge of $500 to $600 million.

  •
  Leverage our market leadership position to increase our market share. We are the global leader in many of the markets that we serve. For example, within our Electronic Components segment, we are the leading global supplier of connectors and connector systems to the automotive, home appliance, computers and storage, and industrial markets. We believe that these and other markets are critical to our success and that we must continue to strengthen our leadership position in these markets. We plan to capitalize on the expected growth in these markets by leveraging our significant scale in the industry, the breadth of our product portfolio, our established relationships and leading specification positions with our customers, and our extensive worldwide distribution channels.

  •
  Achieve market leadership in attractive and under-penetrated industries. We plan to accelerate growth in end-user markets in which we do not have the number one market share but which we believe have attractive growth and profitability characteristics. These markets include: aerospace and defense, consumer electronics, mobile phone, and medical markets with respect to our Electronic Components segment; the land mobile radio market with respect to our Wireless Systems segment; and the power utility and communication service provider market with respect to our Network Solutions segment. We believe that we can further leverage our customer service and our new product and technology capabilities in order to achieve a leading position in these markets.

  •
  Extend our leadership in key emerging markets. We seek to improve our market leadership position in emerging geographic regions, including China, Eastern Europe, and India, which we expect will experience higher growth rates compared to that of more developed regions in the world. In fiscal 2006, we generated $1.5 billion of net sales from China, $800 million of net sales in Eastern Europe, and $150 million of net sales in India. We have been increasing our sales and marketing, engineering, and manufacturing resources in these emerging regions in order to more fully capitalize on our skills and technologies. We believe that expansion in these regions will enable us to grow faster than the overall global market.

  •
  Supplement organic growth with strategic acquisitions. We will evaluate and selectively pursue strategic acquisitions that strengthen our market position, enhance our existing product offering, enable us to enter attractive markets, expand our technological capabilities, and provide synergy opportunities.

  •
  Improve operating margins. We intend to continue to increase our productivity and reduce our manufacturing costs. We plan to achieve this through best in class in manufacturing, enhancing our purchasing strategy by strengthening our procurement organization and simplifying our vendor base, and further implementing strategic programs such as our Six Sigma initiative. We also plan to continue to optimize our global manufacturing footprint, both by migrating facilities from high cost to low cost countries and by consolidating within countries. These initiatives are designed to help us to maintain our competitiveness in the industry.

  •
  Accelerate new product development through research and development excellence. We seek to continue to increase the percentage of our annual net sales from products launched within the previous year. In fiscal 2006, we derived 15% of our net sales from new products launched within the previous fiscal year. In order to accomplish this, we intend to focus our research, development, and engineering investment on next generation technologies, highly engineered products and platforms, and leverage innovation across our segments.

Our Products

        Our net sales by reporting segment as a percentage of our total net sales was as follows:

	Fiscal
	2006	2005	2004
Electronic Components	73%	74%	74%
Network Solutions	14	13	12
Wireless Systems	7	7	8
Other	6	6	6

Total	100%	100%	100%

  Electronic Components

        Our Electronic Components segment is one of the world's largest suppliers of passive electronic components, which includes connectors and interconnect systems, relays, switches, circuit protection devices, touchscreens, sensors, and wire and cable. The products sold by the Electronic Components segment are sold primarily to original equipment manufacturers and their contract manufacturers in the automotive, computer, consumer electronics, communication equipment, appliance, aerospace and defense, industrial machinery, and instrumentation markets. The following are the primary product families sold by the segment:

  •
  Connector Systems and Components. We offer an extensive range of electrical and electronic interconnection products. These connectors include a wide variety of pin and socket, USB, coaxial, I/O, fiber optic, and power connectors, as well as sophisticated interconnection products used in complex telecommunications and computer equipment.

  •
  Relays. Our relay products can be used in a wide range of applications in the automotive, telecommunications, industrial, and aerospace industries, including lamps, electric sunroofs, anti-lock breaking systems, and fuel injection coils for the automotive industry, signal and power relay technologies for the telecommunications industry, and high-performance products for the aerospace industry.

  •
  Heat Shrink Tubing. We offer hundreds of reliable, cost-effective products to seal, connect, insulate, protect, hold, and bundle high-performance electrical harnesses. We also provide customized harnessing design, prototype, and build services.

  •
  Fiber Optics. We manufacture fiber optic connectors, cable assemblies, adapters, and accessories. We provide highly engineered products that connect, configure, and control light.

  •
  Circuit Protection Devices. We offer a range of circuit protection devices, which limit the flow of high current during fault conditions and automatically reset when the fault is cleared and power to the circuit is removed. We also offer surface-mount fuses, surge protectors, gas discharge tubes for overvoltage protection, and electrostatic discharge protection devices.

  •
  Wire and Cable. We provide highly engineered cable and wire products to the data transmission, aerospace, automotive, telecommunications, industrial, and medical markets. We offer a broad range of cable, including UTP and PVC ribbon cables, SCSI and IEEE 1394 computer cables, NASA-spec cable, and other cables suitable for use in the aerospace industry.

  •
  Touch Screens. We develop, manufacture, and market a complete line of touch products for transactional kiosks, point-of-sale terminals, machine and process control, and automated teller machines. We offer component touch systems for original equipment manufacturers and a broad line of standard and custom LCD and CRT touch monitors. We believe that we are an industry leader in advancing surface wave, resistive, infrared, and capacitive technologies.

  •
  Application Tooling. We offer a broad portfolio of hand tools, semi-automatic bench machines, and fully-automatic machine systems for processing terminal products.

        In addition to the above product families which represent in excess of 90% of the Electronic Components segment net sales, we also offer battery assemblies, identification products, antennas, magnetics, sensors, switches, resistors, and heat sinks.

  Network Solutions

        Our Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for telecommunications and energy markets. These components include connectors, above-and below-ground enclosures, heat shrink tubing, cable accessories, surge arrestors, fiber optic cabling, copper cabling, and racks for copper and fiber networks. This segment also provides electronic systems for test access and intelligent cross-connect applications as well as integrated cabling solutions for cabling and building management. The products are grouped into the following product families:

  •
  Connector Systems and Components. We offer an extensive range of low-, medium-, and high-voltage connectors and splices, cable assemblies, sealing systems, terminals, fittings, lugs and clamps, transmission line fittings, splice closures, grounding hardware, and wall and floor outlets for voice and data connection to local area networks.

  •
  Heat Shrink Tubing. We offer heat shrink tubing, heat-shrinkable splice closures, wrap-around sleeves, and molded parts designed to better protect both high- and low-voltage circuits against harsh aerial, buried, and above-ground environments.

  •
  Fiber Optics. We provide fiber optic connectors, splices, fiber optic splice closures, fiber management systems, high density cable assemblies, couplers and splitters, and complete cabling systems. These products find use in both local-area and wide-area networks, and emerging "Last-Mile" Fiber-to-the-Home installations.

  •
  Wire and Cable. We provide wire and cable for indoor and outdoor use in office, factory floor, school, and residential voice, data, and video networks, including copper and fiber optic distribution cables, shielded and unshielded twisted-pair cables, armored cable, and patch cords.

  •
  Racks and Panels. We provide racks and panels that are used to integrate, organize, and manage fiber and copper cables and splices, thereby simplifying installation, maintenance, and upgrades for both exchange/head end and customer premise environments.

        In addition to the above product families which represent in excess of 90% of the total Network Solutions segment net sales, the segment also sells insulators, surge arrestors, power measurement products, CATV accessories, network interface devices, raceway systems, and duct accessories.

  Wireless Systems

        Our Wireless Systems segment is an innovator of wireless technology for critical communications, radar, and defense applications. The segment's products include radio frequency components and subassembly solutions such as silicon and gallium arsenide semiconductors, radar sensors, radio frequency identification components, microwave subsystems, and diodes and land mobile radios systems and related products. These products are sold primarily to the aerospace and defense, public safety, communication equipment, and automotive markets and are grouped into the following product families:

  •
  Land Mobile Radio Systems and Products. We provide state-of-the-art two-way mobile radio technology products and systems. These systems and products are used primarily by public safety and government organizations.

  •
  Radio Frequency Components and Subassembly Solutions. We produce amplifiers, antennas, attenuators, diodes, signal generation, limiters, transistors, modulators, mixers and microwave, and millimeter wave integrated circuits.

  Other

        Our Other segment designs, manufactures, distributes, and installs power systems and undersea telecommunication systems.

  •
  Power Systems. These products focus on AC-DC and DC-DC switching power supplies, batteries, and electronic modules. Power Systems also provides and installs complete communications and energy power systems. Power Systems sells primarily to the communication equipment, communication service provider, and wireless provider markets.

  •
  Undersea Telecommunication Systems. This unit builds designs, maintains, and tests undersea fiber optic networks for both the telecommunications and oil and gas markets.

Markets

        We sell our products to manufacturers and distributors in a number of major markets. The approximate percentage of our total net sales by market in fiscal 2006 was as follows:

Markets	Percentage
Automotive	29%
Telecommunications	17
Computer	11
Power utilities	10
Aerospace and defense	5
Household appliance	5
Consumer electronics	2
Other	21

Total	100%

        Automotive.    The automotive industry uses our products in motor management systems, body electronic applications, safety systems, chassis systems, security systems, driver information, passenger entertainment, and comfort and convenience applications. Electronic components regulate critical vehicle functions, from fuel intake to braking, as well as information, entertainment, and climate control systems.

        Telecommunications.    Our products are used in telecommunications products, such as data networking equipment, switches, routers, wire line infrastructure equipment, wireless infrastructure equipment, wireless base stations, mobile phones, and undersea fiber optic telecommunication systems.

        Computer.    Our products are used in computer products, such as servers and storage equipment, workstations, notebook computers, desktop computers, and business and retail equipment.

        Power Utilities.    The utilities industry uses our products in power generation equipment and power transmission equipment. The power utility industry, responding to highly-visible occurrences such as the August 2003 Northeast blackout and the massive power outages caused by hurricanes Katrina and Rita in September 2005, have been investing heavily to improve, upgrade, and restore existing equipment and systems. In addition, this industry addresses the needs of emerging countries that are building out their energy infrastructure.

        Aerospace and Defense.    Our products are used in military and commercial aircraft, missile systems, satellites, space programs, and radar systems.

        Household Appliance.    Our products are used in many household appliances, including refrigerators, washers, dryers, dishwashers, and microwaves.

        Consumer Electronics.    The consumer electronics industry uses our products to produce digital cameras, plasma and LCD televisions, electronic games, and DVD recorders and players.

        Other.    Our products are used in numerous products, including industrial machinery and equipment, instrumentation and measurement equipment, medical equipment, commercial and building equipment, building network and cabling systems, and railway equipment.

Customers

        Our customers include automobile, telecommunication, computer, industrial, aerospace, and consumer products manufacturers that operate both globally and locally. Our customers also include contract manufacturers and third-party distributors. We serve approximately 250,000 customer locations in over 150 countries, and we maintain a strong local presence in each of the geographic areas in which we operate.

        Our net sales by geographic area as a percentage of our total net sales was as follows:

	Fiscal
	2006	2005	2004
Americas	39%	40%	41%
Europe/Middle East/Africa	34	35	35
Asia-Pacific	27	25	24

Total	100%	100%	100%

        We collaborate closely with our customers so that their product needs are met. There is no single customer that accounted for more than 10% of our net sales in fiscal 2006, fiscal 2005, or fiscal 2004. Our approach to our customers is driven by our dedication to further developing our product families and ensuring that we are globally positioned to best provide our customers with sales and engineering support. We believe that as electronic component technologies continue to converge, our broad product portfolio and engineering capability give us a potential competitive advantage when addressing the needs of our global customers.

Raw Materials

        We use a wide variety of raw materials in the manufacture of our products. The principal raw materials that we use include plastic resins for molding, precious metals such as gold and silver for plating, and other metals such as copper, aluminum, brass, steel for manufacturing cable, contacts, and other parts that are used for cable and component bodies and inserts. These raw materials are generally available on world markets, and we purchase them from a limited number of suppliers in order to obtain the most competitive pricing. The prices of these materials are driven by global supply and demand dynamics. For many of these raw materials, the prices have recently increased significantly, as rapidly increasing demand has continued to outpace increases in supply.

Manufacturing

        We manufacture our products in more than 25 countries worldwide. These manufacturing sites focus on various aspects of the manufacturing processes, including our primary processes of stamping, plating, molding, extrusion, beaming, and assembly. We expect to continue to migrate our manufacturing activities to low cost countries as our customers' requirements shift. In addition, we will continue to look for efficiencies to reduce our manufacturing costs and believe that we can achieve cost reductions through improved manufacturing efficiency and through the migration of manufacturing to low-cost countries.

        Our major centers of manufacturing output at September 29, 2006 included sites in the following countries (with the number of sites in parentheses):

Americas		Europe/Middle East/Africa		Asia-Pacific
United States	(44)	United Kingdom	(11)	China	(16)
Mexico	(9)	Germany	(8)	Japan	(3)
Brazil	(3)	India	(5)	Korea	(1)
		France	(4)	Singapore	(1)
		Spain	(3)
		Belgium	(2)
		Czech Republic	(2)
		Hungary	(2)
		Italy	(2)

        We estimate that our manufacturing production by region in fiscal 2006 was approximately: Americas—35%, Europe/Middle East/Africa—35%, and Asia-Pacific—30%.

        We expect that manufacturing production will continue to increase in the Asia-Pacific region as a percentage of total manufacturing as this region continues to experience strong growth and our customers' manufacturing continues to migrate to the region.

Research and Development

        We are engaged in both internal and external research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety, and reliability of our existing products, and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas where it may have technological or marketing expertise for possible investment or acquisition.

        Our research and development expense for fiscal 2006, fiscal 2005, and fiscal 2004 was as follows:

	Fiscal
	2006	2005	2004
	(in millions)
Electronic Components	$313	$287	$298
Network Solutions	47	36	36
Wireless Systems	76	63	62
Other	68	68	45

Total	$504	$454	$441

        Our research, development, and engineering efforts are supported by approximately 8,000 engineers. These engineers work closely with our customers to develop application specific, highly engineered products and systems to satisfy the customers' needs. Our new products, including product extensions introduced during the past year, comprised approximately 15% of our net sales for fiscal 2006.

Sales, Marketing, and Distribution

        We sell our products into more than 150 countries, and we sell primarily through direct selling efforts. We also sell some of our products indirectly via third-party distributors. In fiscal 2006, our direct sales represented 84% of net sales, with the remainder of net sales provided by sales to third-party distributors and independent manufacturer representatives.

        We maintain distribution centers around the world. Products are generally delivered to these distribution centers by our manufacturing facilities and then subsequently delivered to the customer. In some instances, product is delivered directly from our manufacturing facility to the customer. We contract with a wide range of transport providers to deliver our products via road, rail, sea, and air.

Seasonality and Backlog

        Customer orders typically fluctuate from quarter to quarter based upon business conditions and because unfilled orders may be canceled prior to shipment of goods. We experience a slight seasonal pattern to our business. The third fiscal quarter is typically the strongest quarter of our fiscal year, while the first fiscal quarter is negatively affected by winter holidays and the fourth fiscal quarter is negatively affected by European holidays. The second fiscal quarter is also affected by adverse winter weather conditions in certain of our end markets.

        At September 29, 2006, we had a backlog of unfilled orders of $2.7 billion, compared to a backlog of $2.5 billion at September 30, 2005. We expect that our backlog at September 29, 2006 will be filled during fiscal 2007. Backlog by reportable segment at September 29, 2006 and September 30, 2005 was as follows:

	Fiscal
	2006	2005
	(in millions)
Electronic Components	$1,513	$1,308
Network Solutions	249	221
Wireless Systems	512	527
Other	437	440

Total	$2,711	$2,496

Competition

        The industries in which we operate are highly competitive, and we compete with thousands of companies that range from large multinational corporations to local manufacturers. Competition is generally on the basis of breadth of product offering, product innovation, price, quality, and service. Our markets have generally been growing but with downward pressure on prices.

  •
  Electronic Components. This segment competes against numerous companies, including Molex, Amphenol, FCI, JST, and Omron.

  •
  Network Solutions. This segment's major competitors include Corning, Commscope, and 3M.

  •
  Wireless Systems. This segment's land mobile radio business competes primarily against Motorola. Our radio frequency component and subassembly products face a wide variety of competitors, including Herley, RF Micro Devices, Skyworks, and TriQuint.

  •
  Other. This segment's Undersea Telecommunication Systems business competes with Alcatel, and the Power Systems business competes with Emerson, Delta, and Eltek.

Intellectual Property

        Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations, and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities, and monitor the intellectual property claims of others.

        We own a large portfolio of patents that principally relate to electrical and electronic products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the trademarks.

        While we consider our patents and trademarks to be valued assets, we do not believe that our competitive position is dependent on patent or trademark protection or that our operations are dependent upon any single patent or group of related patents.

Employees

        As of September 29, 2006, we employed approximately 99,600 people worldwide, of which 33,100 were in the Americas region, 27,200 were in the Europe/Middle East/Africa region, and 39,300 were in the Asia-Pacific region. Of our total employees, approximately 62,700 were employed in manufacturing and 17,500 were represented by collective bargaining agreements. Approximately 51% of our employees were based in low cost countries, primarily China. We believe that our relations with our employees are satisfactory.

Properties

        Our executive offices are located in Berwyn, Pennsylvania in a facility that we rent. We operate over 150 manufacturing, warehousing, and office locations in approximately 30 states in the United States. We also operate over 250 manufacturing, warehousing, and office locations in approximately 45 countries and territories outside the United States.

        We own approximately 20 million square feet of space and lease approximately 12 million square feet of space. Our facilities are reasonably maintained and suitable for the operations conducted in them.

Government Regulation and Supervision

        The import and export of products are subject to regulation by the United States and other countries. A small portion of our products, including defense-related products, may require governmental import and export licenses, whose issuance may be influenced by geopolitical and other events. We have a trade compliance organization and other systems in place to apply for licenses and otherwise comply with such regulations. Any failure to maintain compliance with domestic and foreign trade regulation could limit our ability to import and export raw materials and finished goods from the relevant jurisdiction.

Environmental

        We are committed to complying with all applicable environmental, health, and safety laws and to the protection of our employees and the environment. We maintain a global environmental, health, and safety program that includes appropriate policies and standards, staff dedicated to environmental, health, and safety issues, periodic compliance auditing, training, and other measures. We have a program for compliance with the European Union RoHS and WEEE Directives, the China RoHS law, and similar laws.

        We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. Based upon our experience, current information and applicable laws, we believe that it is probable that we will incur remedial costs in the range of approximately $10 million to $27 million. As of September 29, 2006, we believe that the best estimate within this range is approximately $17 million.

Legal Proceedings

  Tyco International Legal Proceedings

        In connection with our separation from Tyco International, we have entered into a liability sharing agreement regarding certain class actions that were pending against Tyco International prior to the separation. Subject to the terms and conditions of the Separation and Distribution Agreement, Tyco International will manage and control all the legal matters related to assumed contingent liabilities, including the defense or settlement thereof, subject to certain limitations. The liability sharing provisions regarding these class actions are set forth in the Separation and Distribution Agreement among Tyco International, Covidien and Tyco Electronics, which is described below under "Relationship with Tyco International and Covidien—Separation and Distribution Agreement—Legal Matters." A description of the class actions subject to this liability sharing agreement follows below.

  Securities Class Actions

        Tyco International and certain of its former directors and officers have been named as defendants in over 40 securities class actions. Tyco International stipulated, pursuant to a court order, that each party to the Separation and Distribution Agreement will be primarily liable for a portion of the obligations arising from such litigation. The stipulation also provides that if any party defaults on its obligations, the other parties will be jointly and severally liable for those obligations. Most of the securities class actions have now been transferred to the United States District Court for the District of New Hampshire by the Judicial Panel on Multidistrict Litigation for coordinated or consolidated pretrial proceedings. On January 28, 2003, a consolidated securities class action complaint was filed in these proceedings. On January 7, 2005, Tyco International answered the plaintiffs' consolidated complaint. On January 14, 2005, lead plaintiffs made a motion for class certification, which Tyco International opposed on July 22, 2005. On July 5, 2005, Tyco International moved for revision of the court's October 14, 2004 order in light of a change in law, insofar as the order denied Tyco International's motion to dismiss the consolidated complaint for failure to plead loss causation. On December 2, 2005, the court denied Tyco International's motion. On April 4, 2006, plaintiffs filed a partial motion for summary judgment that was denied without prejudice to its later renewal. On June 12, 2006, the court entered an order certifying a class "consisting of all persons and entities who purchased or otherwise acquired Tyco International securities between December 13, 1999 and June 7, 2002, and who were damaged thereby, excluding defendants, all of the officers, directors and partners thereof, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which any of the foregoing have or had a controlling interest." On June 26, 2006, Tyco International filed a petition for leave to appeal the class certification order to the United States Court of Appeals for the First Circuit. On September 22, 2006, the United States Court of Appeals for the First Circuit denied Tyco International's petition. On July 6, 2006, the lead plaintiffs filed in the United States District Court for the District of New Hampshire a motion for a permanent injunction against prosecution of the class action styled Brazen v. Tyco International Ltd. that was certified by the Circuit Court for Cook County, Illinois. On October 26, 2006, the court denied plaintiffs' motion for injunctive relief without prejudice.

  Class Action Settlement

        On May 14, 2007, Tyco International entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 purported class action lawsuits. The actions previously had been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the U.S. District Court for the District of New Hampshire and include Williams v. Tyco International Ltd., Brazen v. Tyco International Ltd., Philip Cirella v. Tyco International Ltd., Hromyak v. Tyco International Ltd., Myers v. Tyco International Ltd., Goldfarb v. Tyco International Ltd., Rappold v. Tyco International Ltd., Mandel v. Tyco International Ltd., and Schuldt v. Tyco International Ltd. and 23 other consolidated securities cases.

        The memorandum of understanding does not address the following securities class actions, which remain outstanding: Stumpf v. Tyco International Ltd., New Jersey v. Tyco, Ballard v. Tyco International Ltd., Sciallo v. Tyco International Ltd., et al., Jasin v. Tyco International Ltd., et al., and Hall v. Kozlowski. The memorandum of understanding also does not address any consolidated ERISA litigation in which Tyco International and certain of its current and former employees, officers and directors have been named as defendants.

        Under the terms of the memorandum of understanding, the plaintiffs have agreed to release all claims against Tyco International, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion to the certified class and assignment to the class of any net recovery of any claims possessed by Tyco International and the other settling defendants against Tyco International's former auditor, PricewaterhouseCoopers. Defendant PricewaterhouseCoopers is not a settling defendant and is not a party to the memorandum. Tyco International and the other settling defendants have denied and continue to deny any wrongdoing and legal liability arising from any of the facts or conduct alleged in the actions.

        Pursuant to the terms of the memorandum of understanding, L. Dennis Kozlowski, Mark H. Swartz and Frank E. Walsh, Jr., also are excluded from the settling defendants, and the class will assign to Tyco International all of their claims against defendants Kozlowski, Swartz and Walsh. In exchange, Tyco International will agree to pay to the certified class 50% of any net recovery against these defendants.

        The parties to the memorandum of understanding have agreed to use their best efforts to finalize and execute a final settlement agreement and to apply to the court for approval of the settlement agreement. The memorandum of understanding will be null and void if the settlement agreement does not receive final court approval. In addition, Tyco International will have the right to terminate the settlement agreement in the event that more than a certain percentage of the certified class opts out of the settling class.

        Under the terms of the Separation and Distribution Agreement that will be entered into in connection with the separation, Tyco International, Covidien, and Tyco Electronics will be jointly and severally liable for the full amount of the class action settlement. Additionally, under the Separation and Distribution Agreement, the companies will share in the liability with Tyco International assuming 27%, Covidien 42%, and Tyco Electronics 31% of the total amount.

        We will incur a charge of $0.922 billion in the third quarter of fiscal 2007 for which we do not expect to recognize any tax benefit. When the Separation and Distribution Agreement is entered into, we will record a $2.975 billion liability and a $2.053 billion receivable from Tyco International and Covidien for their portion of the liability.

        The actions subject to the memorandum of understanding are included in the descriptions below.

  Securities Class Action Proceedings

        An action entitled Hess v. Tyco International Ltd., et al., was filed on June 3, 2004 in the Superior Court of the State of California for the County of Los Angeles against certain of Tyco International's former directors and officers, Tyco International's former auditors and Tyco International. The complaint asserts claims of fraud, negligent representation, aiding and abetting breach of fiduciary duty, tortious interference with fiduciary relationship and conspiracy arising out of an underlying settlement of litigation brought by shareholders in Progressive Angioplasty Systems, Inc. where the plaintiffs received Tyco International stock as consideration. The claim seeks unspecified monetary damages and other relief. On October 25, 2006, the court lifted its previous order staying the case during the pendency of a related arbitration to which Tyco International was not a party. On December 26, 2006, Tyco filed a demurrer seeking dismissal of the action on the ground that the complaint failed to allege facts sufficient to state cause of action. The demurrer is fully briefed and argument is scheduled for June 7, 2007.

        On November 27, 2002, the State of New Jersey, on behalf of several state pension funds, filed a complaint, New Jersey v. Tyco, in the United States District Court for the District of New Jersey against Tyco International, Tyco International's former auditors and certain of Tyco International's former officers and directors. The complaint was amended on February 11, 2005. As against all defendants, the amended complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, for common law fraud, aiding and abetting common law fraud, conspiracy to commit fraud and negligent misrepresentation. Claims are asserted against the individual defendants under Section 20(a) of the Securities Exchange Act of 1934, Section 15 of the Securities Act of 1933, Section 24(d) of the New Jersey Uniform Securities Law, Section 421-B:25(III) of the New Hampshire Uniform Securities Law, and for breaches of fiduciary duties. Claims are also asserted against certain of the individual defendants under Section 20A of the Securities Exchange Act of 1934, and for violation of the New Jersey RICO statute; against Tyco International under Section 12(a)(2) of the Securities Act of 1933, Section 24(c) of the New Jersey Uniform Securities Law, Section 421-B25(II) of the New Hampshire Uniform Securities Law, and for violation of, aiding and abetting violation of, and vicarious liability under the New Jersey RICO statute; against Tyco International and certain of the individual defendants under Section 14(a) of the Securities Act of 1933 and Rule 14a-9 promulgated thereunder, and for conspiracy to violate the New Jersey RICO statute; against Tyco International, its former auditors, and certain of the individual defendants under Section 11 of the Securities Act of 1933, and for violation of, and conspiracy to violate the New Jersey RICO statute; and against Tyco International's former auditors and certain of the individual defendants for aiding and abetting violation of the New Jersey RICO statute. Finally, claims are asserted against the individual defendants and Tyco International's former auditors for aiding and abetting the individual defendants' breaches of fiduciary duties. Plaintiffs assert that the defendants violated the securities laws and otherwise engaged in fraudulent acts by making materially false and misleading statements and omissions concerning, among other things, the following: unauthorized and improper compensation of certain of Tyco International's former executives; their improper use of Tyco International's funds for personal benefit and their improper self-dealing in real estate. The plaintiffs seek unspecified monetary damages and other relief. On June 10, 2005, Tyco International moved to dismiss in part the amended complaint, which motion remains pending before the court.

        Tyco International appealed to the United States Court of Appeals for the First Circuit the decision of the United States District Court for the District of New Hampshire to remand Brazen v. Tyco International Ltd. to the Circuit Court for Cook County, Illinois and Hromyak v. Tyco International Ltd., Goldfarb v. Tyco International Ltd., Mandel v. Tyco International Ltd., Myers v. Tyco International Ltd., Rappold v. Tyco International Ltd., and Schuldt v. Tyco International Ltd. to the Circuit Court for Palm Beach County, Florida. Plaintiffs moved to dismiss Tyco International's appeal. On December 29, 2004, the United States Court of Appeals for the First Circuit granted plaintiffs' motion and dismissed Tyco International's appeal. Tyco International moved in the Circuit Court for Palm Beach County, Florida to stay and to strike the class allegations in Goldfarb, Mandel, Myers, Rappold, and Schuldt and to dismiss Hromyak. On July 8, 2005, the court granted in part and denied in part the motion to stay and to strike the class allegations in Goldfarb, Mandel, Myers, Rappold, and Schuldt. The Circuit Court granted Tyco International's motion to dismiss Hromyak. The Florida District Court of Appeal affirmed the dismissal.

        After filing an initial complaint on June 26, 2002, plaintiff Lionel I. Brazen filed an amended class action complaint, on March 10, 2005, in the Circuit Court for Cook County, Illinois purporting to represent a class of purchasers who exchanged shares of Mallinckrodt, Inc. common stock for common shares of Tyco International pursuant to the joint proxy statement and prospectus, and the registration statement in which it was included, in connection with the October 17, 2000 merger of Tyco International and Mallinckrodt, Inc. Plaintiff names as defendants Tyco International Ltd., and certain former Tyco International executives and asserts causes of action under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. The amended class action complaint alleges that the defendants made statements in the registration statement and the joint proxy statement and prospectus that were materially false and misleading and failed to disclose material adverse facts regarding the business and operations of Tyco International. The amended class action complaint seeks unspecified monetary damages and other relief. On April 21, 2005, Tyco International moved in the Circuit Court for Cook

County, Illinois to dismiss or stay or, in the alternative, to strike the class allegations. On July 22, 2005, the court denied Tyco International's motion. On August 19, 2005, Tyco International filed an interlocutory appeal of the Circuit Court for Cook County Illinois' July 22, 2005 memorandum and order, which was subsequently denied. On January 6, 2006, the plaintiff, joined by additional named plaintiff Nancy Hammerslough, filed a renewed motion for class certification which was granted. On February 14, 2006, Tyco International filed its answer to the complaint. On July 5, 2006, plaintiffs filed a partial motion for summary judgment which was denied on November 8, 2006. On November 22, 2006, plaintiffs filed a motion to reconsider the denial of their motion for summary judgment. On January 25, 2007, the Court denied plaintiffs' motion to reconsider.

        On April 29, 2005, an action was filed against Tyco International in the United States District Court for the Southern District of Florida, Stevenson v. Tyco International Ltd., et. al. Plaintiff names as additional defendants Tyco International's current Chief Executive Officer, Edward Breen, former Chief Financial Officer, David FitzPatrick, former Executive Vice President and General Counsel, William Lytton, current members of Tyco International's Board of Directors including Dennis Blair, Bruce Gordon, John Krol, Carl McCall, Brendan O'Neill, Sandra Wijnberg, and Jerome York, as well as former members of Tyco International's Board of Directors, including Michael Ashcroft, Joshua Berman, Richard Bodman, John Fort, Steven Foss, Wendy Lane, Mackey McDonald, James Pasman, Peter Slusser and Joseph Welch. The complaint asserts causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The complaint alleges that defendants made material misrepresentations that resulted in artificially deflated stock prices. The Judicial Panel on Multidistrict Litigation has transferred this action to the United States District Court for the District of New Hampshire. On March 31, 2007, Tyco International filed a motion to dismiss the complaint and briefing on that motion is not yet complete.

        On January 31, 2003 a civil action was filed by three plaintiffs in the United States District Court for the District of New Jersey, Cirella v. Tyco International et al. Plaintiff names as defendants Tyco International Ltd., Dennis Kozlowski, Mark H. Swartz and Mark A. Belnick. Plaintiff Philip M. Cirella alleges that he was a shareholder in CIT who received common shares of Tyco International when it acquired CIT in 2000, and later purchased additional Tyco International shares with Marguerite Cirella. Plaintiffs assert a cause of action against all defendants for violation of Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 and a cause of action against the individual defendants for violation of Section 20(a) of the Securities Exchange Act of 1934. The complaint alleges that the defendants failed to disclose related-party transactions, including the following: providing interest free loans, forgiving personal loans, purchasing personal properties, using company funds to purchase personal items, sales of Tyco International shares while concealing information from investors, and failing to disclose an ongoing criminal investigation of Mr. Kozlowski, all of which resulted in an artificially inflated share price. Plaintiffs seek compensatory damages and costs against all defendants and punitive exemplary damages against the individual defendants. The Judicial Panel on Multidistrict Litigation has transferred the action to the United States District Court for the District of New Hampshire.

        A complaint was filed on September 2, 2004 in the Court of Common Pleas for Dauphin County, Pennsylvania, Jasin v. Tyco International Ltd., et. al. This pro se plaintiff named as additional defendants Tyco International (US) Inc., L. Dennis Kozlowski, Tyco International's former Chairman and Chief Executive Officer, Mark H. Swartz, Tyco International's former Chief Financial Officer and Director and Juergen W. Gromer, currently President of Tyco Electronics. Plaintiff's complaint asserts causes of action under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, as well as Section 11 of the Securities Act of 1933. Claims against Messrs. Kozlowski, Swartz and Gromer are also asserted under Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder and Section 20A of the Securities Exchange Act of 1934, as well as Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Plaintiff also asserts common law fraud, negligent misrepresentation, unfair trade practice, breach of contract, breach of the duty of good faith and fair dealing and violation of Section 1-402 of the Pennsylvania Securities Act of 1972. Tyco International has removed the complaint to the United States District Court for the Middle District of Pennsylvania. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire.

        The Judicial Panel on Multidistrict Litigation was notified that Hall v. Kozlowski, an action relating to plaintiff's employment, 401(k) and pension plans and ownership of Tyco International stock, may be an action that should be transferred to the United States District Court for the District of New Hampshire. Thereafter, the Judicial Panel on Multidistrict Litigation transferred the action to the United States District Court for the District of New Hampshire. On March 16, 2005, Tyco International answered plaintiff's amended complaint.

        Plaintiff moved to remand Davis v. Kozlowski, an action originally filed on December 9, 2003, from the United States District Court for the District of New Hampshire back to the Circuit Court of Cook County, Illinois. On March 17, 2005, the United States District Court for the District of New Hampshire granted plaintiff's motion to remand and denied defendants' motion to dismiss. On March 31, 2005, Tyco International moved for reconsideration of the court's remand order. On July 17, 2006, the court entered an order granting Tyco International's motion to dismiss on the grounds that all of plaintiff's claims were preempted by federal law. The motion to dismiss was granted without prejudice to plaintiff's right to file another action in state court asserting claims that are not preempted by federal law. On January 8, 2007, plaintiff filed an action in the Circuit Court of Cook County, Illinois. The complaint seeks unspecified monetary damages and other relief. On January 12, 2007, Tyco removed the re-filed action to federal court in the United States District Court for the Northern District of Illinois, Eastern Division. On February 1, 2007, the Judicial Panel on Multidistrict Litigation (JPML) issued a Conditional Transfer Order transferring the case to the District of New Hampshire. Plaintiffs filed a motion to remand the case to state court on February 12, 2007 and moved the JPML to vacate the Conditional Transfer Order on March 9, 2007. Tyco filed an opposition to the motion to vacate on March 29, 2007. On March 15, 2007, Tyco filed its opposition to plaintiffs' remand motion and filed a cross-motion to dismiss the action. Briefing on the cross-motion was completed on April 26, 2007.

  Shareholder Derivative Litigation

        An action was filed on June 7, 2002 in the Supreme Court of the State of New York, Levin v. Kozlowski, alleging that the individually named defendants breached their fiduciary duties, committed waste and mismanagement and engaged in self-dealing in connection with Tyco International's accounting practices, individual board members' use of funds, and the financial disclosures of certain mergers and acquisitions. It is further alleged that certain of the individual defendants converted corporate assets for their own use. Plaintiffs seek money damages. Plaintiffs agreed to stay that action pending the resolution of the federal derivative action, which was dismissed by the United States District Court for the District of New Hampshire on October 14, 2004; and the appeal from that ruling was voluntarily dismissed on May 19, 2005. On June 14, 2005, the plaintiffs resumed the Levin action. On September 22, 2005, Tyco International filed a motion to dismiss the derivative complaint. On November 14, 2006, the Supreme Court of the State of New York dismissed the complaint with prejudice. On December 11, 2006, plaintiffs filed a notice of appeal of the court's November 14, 2006 order dismissing the complaint.

  ERISA Litigation and Investigation

        Tyco International and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under the Employee Retirement Income Security Act, or ERISA. Two of the actions were filed in the United States District Court for the

District of New Hampshire and the six remaining actions were transferred to that court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire. The consolidated complaint purports to bring claims on behalf of the Tyco Retirement Savings and Investment Plans and the participants therein and alleges that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following: related-party transactions and executive compensation; our mergers and acquisitions and the accounting therefor, as well as allegedly undisclosed acquisitions; and misstatements of our financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in our shares when it was not a prudent investment. The complaints seek recovery of alleged plan losses arising from alleged breaches of fiduciary duties. On January 12, 2005, the United States District Court for the District of New Hampshire denied, without prejudice, Tyco International's motion to dismiss certain additional individual defendants from the action. On January 20, 2005, plaintiffs filed a motion for class certification. On January 27, 2005, Tyco International answered the plaintiffs' consolidated complaint. Also, on January 28, 2005, Tyco International and certain individual defendants filed a motion for reconsideration of the court's January 12, 2005 order, insofar as it related to the Tyco Retirement Committee. On May 25, 2005, the court denied the motion for reconsideration. On July 11, 2005, Tyco International and certain individual defendants opposed plaintiffs' motion for class certification. On August 15, 2006, the court entered an order certifying a class "consisting of all Participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002." On August 29, 2006, Tyco International filed a petition for leave to appeal the class certification order to the United States Court of Appeals for the First Circuit. On November 13, 2006, the court denied Tyco International's petition. On November 28, 2006, plaintiffs filed a motion seeking an order directing them to serve notice of the ERISA class action on potential class members. Tyco International did not object to service of notice on potential class members, and on January 11, 2007, plaintiffs filed a motion, assented to by Tyco International that proposed an agreed upon form of notice. On January 18, 2007, the court granted that motion. On December 5, 2006, plaintiffs filed a motion seeking leave to file an amended complaint. Subsequently, on January 10, 2007, plaintiffs filed a motion to withdraw their motion to amend the complaint without prejudice.

  Tyco International Litigation Against Former Senior Management

        Tyco International, Ltd. v. L. Dennis Kozlowski, United States District Court, Southern District of New York, No. 02-CV-7317, filed September 12, 2002, Amended April 1, 2003. Tyco International filed a civil complaint against Tyco International's former Chairman and Chief Executive Officer for breach of fiduciary duty and other wrongful conduct. Tyco International amended that complaint on April 1, 2003. The amended complaint alleges that the defendant misappropriated millions of dollars from Tyco International's Key Employee Loan Program and relocation program; awarded millions of dollars in unauthorized bonuses to himself and certain other Tyco International employees; engaged in improper self-dealing real estate transactions involving Tyco International's assets; and conspired with certain other former Tyco International employees in committing these acts. The amended complaint alleges causes of action for breach of fiduciary duty, fraud, unjust enrichment, breach of contract, conversion, constructive trust, and other wrongful conduct. The amended complaint seeks recovery for all of the losses suffered by Tyco International as a result of the former Chairman and Chief Executive Officer's conduct, and of all remuneration, including restricted and unrestricted shares and options, obtained by Mr. Kozlowski during the course of this conduct. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. On October 6, 2003, Mr. Kozlowski filed a motion to dismiss or stay the case and compel arbitration, which was denied on March 16, 2004, with one exception relating to the arbitration of a claim asserting the fraudulent inducement of Mr. Kozlowski's retention agreement. On April 9, 2004, Mr. Kozlowski filed an Answer, Affirmative Defenses and Counterclaims, seeking amounts allegedly due pursuant to his purported retention agreement, life insurance policies, and other arrangements. Tyco International filed its Reply to the Counterclaims on April 29, 2004. Discovery in this and the other affirmative cases is proceeding.

        Mr. Kozlowski was tried on criminal charges in New York County. The first criminal trial resulted in a mistrial declared on April 2, 2004. The retrial of Mr. Kozlowski began on January 18, 2005 and concluded on June 17, 2005, when the jury returned verdicts. Of the thirty-one counts submitted to it, which were similar to certain of the claims alleged in Tyco International's affirmative action described above, the jury found Mr. Kozlowski guilty on all charges of grand larceny, conspiracy and securities fraud, and all but one count of falsification of business records. On September 19, 2005, Mr. Kozlowski was sentenced to a term of imprisonment of eight and one-third years to twenty-five years, and ordered to pay an individual fine of $70 million and restitution, jointly and severally with Mr. Swartz, to Tyco International of $134 million within one year. On September 19, 2005, Mr. Kozlowski filed a notice of appeal from his conviction and on October 3, 2006 filed a brief in support of his appeal. On January 2, 2007, by order of the Supreme Court of the State of New York, the New York County District Attorney's office released to Tyco International, on behalf of Mr. Kozlowski, $98 million in restitution. The payment by Mr. Kozlowski is made pending the outcome of his appeal.

        Tyco International, Ltd. v. Mark H. Swartz, United States District Court, Southern District of New York, No. 03-CV-2247 (TPG), filed April 1, 2003. Tyco International filed an arbitration claim against Mark H. Swartz, its former Chief Financial Officer and director, on October 7, 2002. As a consequence of Mr. Swartz's refusal to submit to the jurisdiction of the American Arbitration Association, Tyco International filed a civil complaint against him on April 1, 2003, for breach of fiduciary duty and other wrongful conduct. The action alleges that the defendant misappropriated millions of dollars from Tyco International's Key Employee Loan Program and relocation program; approved and implemented awards of millions of dollars of unauthorized bonuses to himself and certain other Tyco International employees; awarded millions of dollars in unauthorized payments to himself; engaged in improper self dealing real estate transactions involving Tyco International's assets; and conspired with certain other former Tyco International employees in committing these acts. The complaint alleges causes of action for breach of fiduciary duty, fraud, unjust enrichment, conversion, and constructive trust, and other wrongful conduct. The action seeks recovery for all of the losses suffered by Tyco International as a result of the former Chief Financial Officer and director's conduct, and all remuneration, including restricted and unrestricted shares and options, obtained by Mr. Swartz during the course of this conduct. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Mr. Swartz moved to dismiss Tyco International's complaint and to compel arbitration of the parties' respective claims. The court denied Mr. Swartz's motion and he has appealed the court's decision to the United States Court of Appeals for the First Circuit. His appeal was heard on December 8, 2004. The First Circuit affirmed the District Court's decision on September 7, 2005. Discovery in this and the other affirmative cases is proceeding.

        Mr. Swartz was tried on criminal charges in New York County. The first criminal trial resulted in a mistrial declared on April 2, 2004. The retrial of Mr. Swartz began on January 18, 2005 and concluded on June 17, 2005, when the jury returned verdicts. Of the thirty-one counts submitted to it, which were similar to certain of the claims alleged in Tyco International's affirmative action described above, the jury found Mr. Swartz guilty on all charges of grand larceny, conspiracy and securities fraud, and all but one count of falsification of business records. On September 19, 2005, Mr. Swartz was sentenced to a term of imprisonment of eight and one-third years to twenty-five years, and ordered to pay an individual fine of $35 million and restitution, jointly and severally with Mr. Kozlowski, to Tyco International of $134 million within one year and Mr. Swartz was ordered individually to pay restitution to Tyco International of an additional $1 million. On September 19, 2005, Mr. Swartz filed a notice of appeal from his conviction and on October 3, 2006 filed a brief in support of his appeal. On October 27, 2006, Mr. Swartz paid restitution to Tyco International in the amount of $38 million. The payment by Mr. Swartz is made pending the outcome of his appeal.

        Tyco International, Ltd. v. L. Dennis Kozlowski and Mark H. Swartz, United States District Court Southern District of New York, No. 02-CV-9705, filed December 6, 2002. Tyco International filed a civil complaint against its former Chairman and Chief Executive Officer and former Chief Financial Officer and director pursuant to Section 16(b) of the Securities and Exchange Act of 1934 for disgorgement of short-swing profits from prohibited transactions in Tyco International's common shares believed to exceed $40 million. The action seeks disgorgement of profits, interest, attorney's fees and costs. The Judicial Panel on Multidistrict Litigation has transferred this action to the United States District Court for the District of New Hampshire. On October 6, 2003, Messrs. Kozlowski and Swartz moved to dismiss the claims against them based upon the statute of limitations. On March 16, 2004, Judge Barbadoro in the District of New Hampshire granted the defendants' motion to dismiss in part with leave for Tyco International to file an amended complaint. Tyco International filed an amended complaint on May 14, 2004. The defendants moved to dismiss certain claims in the amended complaint on June 28, 2004. The defendants' motion to dismiss was denied on April 21, 2005. The defendants' motion to extend time to answer the complaint until thirty days after the conclusion of deliberations in the criminal trial was granted on May 17, 2005. Both defendants filed their answers on July 18, 2005. Discovery in this and the other affirmative cases is proceeding.

        Tyco International Ltd. v. Frank E. Walsh, Jr., United States District Court, Southern District of New York, No. 02-CV-4633, filed June 17, 2002. Tyco International filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty and related wrongful conduct involving receipt by Walsh of a $20 million payment in connection with Tyco International's 2001 acquisition of the CIT Group, Inc. The action alleges causes of action for restitution, breach of fiduciary duty and inducing breach of fiduciary duty, conversion, unjust enrichment, and a constructive trust, and seeks recovery for all of the losses suffered by Tyco International as a result of the defendant director's conduct. On December 17, 2002, Mr. Walsh paid $20 million in restitution to Tyco International, which was deposited by Tyco International in January 2003, as a result of a plea bargain agreement with the New York County District Attorney. Tyco International's claims against Mr. Walsh are still pending. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Discovery in this and the other affirmative cases is proceeding.

  Subpoenas and Document Requests From Governmental Entities

        Tyco International and others have received various subpoenas and requests from the SEC, the U.S. Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into Tyco International's governance, management, operations, accounting and related controls. We and Tyco International are cooperating with these investigations and are complying with these requests.

        The U.S. Department of Labor served document subpoenas on Tyco International and Fidelity Management Trust Company for documents concerning the administration of the Tyco Retirement Savings and Investment Plans. The current focus of the Department's inquiry concerns the losses allegedly experienced by the plans due to investments in Tyco International's stock. The Department of Labor has authority to bring suit on behalf of the plans and their participants against those acting as fiduciaries to the plans for recovery of losses and additional penalties, although it has not informed us of any intention to do so. Tyco International is continuing to cooperate with the Department's investigation.

        Tyco International cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties. It is not possible to estimate the amount of loss, or range of possible loss, if any, which might result from an adverse resolution of these matters. As a result, our share of such potential losses is also not estimable and may have a material adverse effect on our financial position, results of operations or cash flows.

Compliance Matters

        Tyco International has received and responded to various allegations that certain improper payments were made by Tyco Electronics subsidiaries in recent years. During 2005, Tyco International reported to the U.S. Department of Justice, or DOJ, and the SEC the investigative steps and remedial measures that it has taken in response to the allegations. Tyco International also informed the DOJ and the SEC that it retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act, that it would continue to make periodic progress reports to these agencies, and that it would present its factual findings upon conclusion of the baseline review. Tyco International has and, after the separation, we will continue to have communications with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by Tyco International and us in the course of our ongoing compliance activities. To date, the baseline review has revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, we cannot predict the outcome of other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of any or all of these matters. However, it is possible that we may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on our financial position, results of operations or cash flows.

  Indenture Trustee Litigation

        On June 4, 2007, The Bank of New York ("BONY"), as indenture trustee under the indentures dated as of June 9, 1998 and November 12, 2003, of Tyco International Group S.A. ("TIGSA"), a wholly-owned subsidiary of Tyco International, commenced an action against TIGSA and Tyco International in the United States District Court for the Southern District of New York. The complaint seeks a declaratory judgment regarding whether or not supplemental indentures proposed by TIGSA and Tyco International in connection with the separation are permitted or authorized under the indentures. BONY asserts that it has received a direction executed by noteholders holding more than 50% of the notes under each of the indentures directing it not to execute any supplemental indenture in connection with the separation, on the ground that the proposed supplemental indentures facilitate the separation and the separation will violate the indentures. BONY also seeks a declaratory judgment that TIGSA is obligated to pay BONY reasonable compensation and to reimburse BONY for all reasonable expenses, including attorneys' fees incurred in connection with the separation and in resolving the proper interpretation of the indentures. TIGSA and Tyco believe that the proposed supplemental indentures and the separation are permitted under the indentures, and they intend vigorously to defend that position.

  Tyco Electronics Legal Proceedings

        In the ordinary course of business, we are subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements, and other commercial disputes. In addition, we operate in an industry susceptible to significant patent legal claims. At any given time in the ordinary course of business, we are involved as either a plaintiff or defendant in a number of patent infringement actions. If infringement of a third party's patent were to be determined against us, we might be required to make significant royalty or other payments or might be subject to an injunction or other limitation on our ability to manufacture or sell one or more products. If a patent owned by or licensed to us were determined to be invalid or unenforceable, we might be required to reduce the value of the patent on our balance sheet and to record a corresponding charge, which could be significant in amount.

RELATIONSHIP WITH TYCO INTERNATIONAL AND COVIDIEN

        This section of the information statement summarizes material agreements between us and Tyco International and Covidien that will govern the ongoing relationships between the three companies after the separation and are intended to provide for an orderly transition to our status as an independent, publicly-traded company. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm's length, may be entered into between Tyco International, Covidien and us after the separation.

Agreements with Tyco International and Covidien

        Before our separation from Tyco International, we will enter into a Separation and Distribution Agreement and other agreements with Tyco International to effect the separation and provide a framework for our relationship with Tyco International after the separation. These agreements will govern the relationships among us, Tyco International and Covidien subsequent to the completion of the separation plan and provide for the allocation among us, Tyco International and Covidien of Tyco International's assets, liabilities and obligations attributable to periods prior to the respective separations of each of the businesses from Tyco International. In addition to the Separation and Distribution Agreement, which contains many of the key provisions related to our separation from Tyco International and the distribution of our common shares to Tyco International shareholders, the parties also will enter into a Tax Sharing Agreement.

        The principal agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material.

        The terms of the agreements described below that will be in effect following our separation have not yet been finalized. Although we do not anticipate material changes to the agreements prior to the separation, any such changes may affect the respective parties' rights and obligations described below. No changes may be made after our separation from Tyco International without our consent if such changes would adversely affect us.

Separation and Distribution Agreement

        The Separation and Distribution Agreement will set forth our agreements with Tyco International and Covidien regarding the principal transactions necessary to separate us from Tyco International. It will also set forth other agreements that govern certain aspects of our relationship with Tyco International and Covidien after the completion of the separation plan. The parties intend to enter into the Separation and Distribution Agreement before the distribution of our common shares to Tyco International shareholders.

  Transfer of Assets and Assumption of Liabilities

        The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us, Covidien and Tyco International as part of the separation of Tyco International into three companies, and will describe when and how these transfers, assumptions and assignments will occur, although many of the transfers, assumptions and assignments will have already occurred prior to the parties' entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

  •
  All of the assets and liabilities primarily related to our business—the business and operations of Tyco International's electronics segment—will be retained by or transferred to us.

  •
  All of the assets and liabilities primarily related to Covidien's business—the business and operations of Tyco International's healthcare segment—will be retained by or transferred to Covidien.

  •
  All of the assets and liabilities primarily related to the business and operations of Tyco International's fire, security and engineered products and services segments will be retained by or transferred to Tyco International.

  •
  Liabilities related to, arising out of or resulting from each previously terminated or divested business of Tyco International that is not sufficiently associated with the current business of any of the parties will be allocated to a specific party as set forth on a schedule to the Separation and Distribution Agreement.

  •
  Each party will assume or retain any liabilities relating to its employees in respect of the period prior to, on or following the effective time of the Separation and Distribution Agreement.

  •
  Each party or one of its subsidiaries will assume or retain any liabilities relating to any of its or its subsidiaries' or controlled affiliates' indebtedness, regardless of the issuer of such indebtedness, exclusively relating to its business or secured exclusively by its assets.

  •
  We will assume 31%, Covidien will assume 42% and Tyco International will assume 27% of certain contingent and other corporate liabilities of Tyco International, which include securities litigation, certain legacy tax contingencies and any actions with respect to the separation plan or the distributions made or brought by any third party. Any amounts relating to these contingent and other corporate liabilities paid to Tyco International after the spin-offs that are subject to the allocation provisions of the Separation and Distribution Agreement will be shared among us, Covidien and Tyco International pursuant to the same allocation ratio. Under the Separation and Distribution Agreement, we, Tyco International and Covidien will be jointly and severally liable for amounts relating to the class action settlement.

  •
  Subject to certain limitations, Tyco International will be responsible for finalizing the settlement agreement entered into on May 14, 2007 and applying to the court for approval of the settlement agreement and will have the right to control the defense and settlement of any other litigation related to the shared contingent and other corporate liabilities referred to above. All costs and expenses incurred by Tyco International in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Tyco International, Covidien and us.

  •
  Tyco International will retain control of and bear all costs of currently pending litigation between it and members of its former senior management. In order to align the management of contingent liabilities and contingent assets relating to members of its former senior management, any amounts paid to Tyco International after the separation as a result of this litigation, and any liability arising from pending counterclaims brought by its former senior management, will be retained by Tyco International and will not be allocated to either us or Covidien. The proceeds of such litigation, net of attorney's fees, will be shared with the certified class in accordance with the 50% sharing provision of the class action settlement.

  •
  We will be entitled to 31% and Covidien will be entitled to 42% of certain contingent corporate assets of Tyco International, which are not primarily related to any of our business, the business of Covidien or Tyco International's fire, security and engineered products and services businesses and which are not specifically assigned to us, Tyco International or Covidien, although we expect any such contingent assets to consist only of currently unknown assets and not to be material.

  •
  Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, other than the costs and expenses relating to the issuance of debt or debt-related securities by any party or its subsidiaries (the costs and expenses of which are expected to be the responsibility of such party), the corporate costs and expenses incurred after the distribution date relating to the separation will be borne by the party incurring such expenses.

        The majority of Tyco International's assets and liabilities directly relate to individual businesses and will be assigned or allocated accordingly. Certain litigation and tax contingencies are considered to be obligations of all of Tyco International's businesses, best managed centrally, and appropriately shared among us, Tyco International and Covidien through pre-determined, fixed percentages. The primary consideration for determining those fixed percentages was each entity's ability to pay, in order to reduce the probability that any settlement of contingencies would disproportionately impact an individual company's financial condition.

        Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with.

        Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

  Further Assurances

        To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the distribution date, the parties will agree to cooperate to effect such transfers as promptly as practicable. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

  The Distributions and Financings

        The Separation and Distribution Agreement also will govern the rights and obligations of the parties regarding the proposed distributions. Each of us and Covidien will agree to distribute to Tyco International as a share dividend the number of such party's common shares distributable to effectuate the applicable separation. In addition, Tyco International will agree to cause its agent to distribute to Tyco International shareholders that hold Tyco International common shares as of the applicable record date all the common shares of the company being separated from Tyco International.

        Our target cash allocation is $500 million adjusted for the difference between the free cash flow we generated in fiscal 2007 through the distribution relative to the forecast and for the cash impact of acquisitions or divestitures as well as separation costs we expect to pay post separation date.

        In the event that the actual cash balance on the separation date is greater than the sum of the adjusted cash balances as calculated above for Covidien, Tyco International and us, such excess cash will be allocated on the basis of our contribution to the free cash flow generated in fiscal 2007 through the distribution.

        If the total cash balance on the day of distribution is not adequate to fund Tyco International with at least $700 million after a) excluding separation costs they will have to pay post separation date and

b) excluding the cash allocated to Covidien and us, our cash allocation will be reduced by half the amount of such shortfall.

        The Unaudited Pro Forma Combined Balance Sheet reflects our best estimate of our cash balance at separation, or $750 million, to reflect our anticipated cash allocation at the time of the Distribution as calculated under the Separation and Distribution Agreement. This estimated allocation incorporates our best estimates of free cash flow, separation costs and the impact of acquisitions and divestitures as of the expected separation date.

        To ensure that we have adequate operating cash, we will have a cash balance of at least $500 million on the distribution date. If we require a cash transfer from Tyco International to ensure that our cash balance does not fall below $500 million on the distribution date, we may incur a short-term payable to Tyco International. A post distribution date true up payment between Tyco International and us will be required to adjust for differences between our cash balance on the date of distribution and our final cash allocation.

        The adjustments described above are intended to provide each party with sufficient cash to operate its business after the separation.

        Additionally, the Separation and Distribution Agreement will provide that the distributions are subject to several conditions that must be satisfied or waived by Tyco International in its sole discretion. For further information regarding our separation from Tyco International, see "The Separation—Conditions to the Distribution."

  Releases and Indemnification

        Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement or to ordinary course trade payables and receivables.

        In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Tyco International's business and Covidien's business with Tyco International and Covidien, respectively. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

  •
  the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement; and

  •
  any breach by such party of the Separation and Distribution Agreement.

  Legal Matters

        Each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

        Each party to a claim will agree to cooperate in defending any claims against two or more parties for events that took place prior to, on or after the date of the separation of such party from Tyco International.

        Tyco International initially will act as managing party and manage and assume control of all legal matters related to any assumed Tyco International contingent liability or Tyco International contingent asset, including settlement of such legal matters. In the event of the bankruptcy or insolvency of Tyco International, Covidien will become the managing party. In addition, in the event of a change in control of the managing party, a change in the chief executive officer of the managing party or a change in the majority of the board of directors of the managing party, the managing party may be changed by the vote of two of the three parties to the Separation and Distribution Agreement. Moreover, on an annual basis the parties to the Separation and Distribution Agreement will determine whether or not to change the managing party and the vote of two of the three parties will be sufficient to effect such change. Each of us, Covidien and Tyco International will cooperate fully with the applicable managing party in connection with the management of such assets and liabilities. All costs and expenses related thereto shall be shared equally by these three parties. If any party defaults in payment of its portion of any assumed Tyco International contingent liability or the cost of managing any Tyco International contingent asset, each non-defaulting party will be responsible for an equal portion of the amount in default together with any other non-defaulting party, although any such payments will not release the obligation of the defaulting party.

  Employee Matters

        The Separation and Distribution Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation of Tyco International, including the treatment of certain outstanding and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. The Separation and Distribution Agreement also will provide that outstanding Tyco International share options and restricted share unit awards will be adjusted equitably in connection with each distribution. See "Management—Treatment of Outstanding Equity Compensation Arrangements."

  Insurance

        The Separation and Distribution Agreement will provide for the rights of the parties to report claims under existing insurance policies written by non-affiliates of Tyco International for occurrences prior to each separation and set forth procedures for the administration of insured claims. In addition, the agreement will allocate among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies. The Separation and Distribution Agreement will provide that Tyco International will continue to own and operate White Mountain and Mountainbran, its captive insurance companies, and we and Covidien will continue our rights as policyholders with respect to existing policies written by those companies for our benefit. The Separation and Distribution Agreement also will provide that Tyco International will obtain, subject to the terms of the agreement, certain executive risk insurance policies, namely directors and officers policies and fiduciary and employment practices policies, to apply against certain pre-separation claims, if any.

        Tyco International maintains a variety of global commercial insurance programs with non-affiliates of Tyco International. All of these programs are subject to the policies, terms and conditions, policy limits and deductibles of the policies. The facts and circumstances of each pre-separation claim will govern the determination of whether the occurrence is covered by existing insurance policies written by non-affiliates of Tyco International or Tyco International's affiliated, captive insurance companies, White Mountain or Mountainbran, or alternatively, is not covered by any insurance policy existing as of the date of the separation.

  Dispute Resolution

        In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties and such other representatives as the parties designate will negotiate to resolve any disputes among the parties. If the parties are unable to resolve the dispute in this manner within 45 days then, unless agreed otherwise by the parties, the parties will submit the dispute to mediation for an additional period of 30 days. If the parties are unable to resolve the dispute in this manner, until certain litigation related to shared contingent liabilities is finally resolved, the dispute will be resolved through binding arbitration and in all matters involving only claims for monetary damages the parties will be required to each submit a proposal and the arbitrators shall be limited to awarding only one of the proposals submitted. Following resolution of such shared contingent liabilities, the parties will not be bound to arbitrate and may elect to resolve any disputes by litigation.

  Other Matters Governed by the Separation and Distribution Agreement

        Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Tax Sharing Agreement

        Before our separation from Tyco International, we will enter into a Tax Sharing Agreement with Tyco International and Covidien that generally will govern Tyco International's, Covidien's and our respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or internal transactions undertaken in anticipation of the separation to qualify for tax-favored treatment under the Code.

        Under the Tax Sharing Agreement, we expect, with certain exceptions, that we will generally be responsible for the payment of:

  •
  all taxes attributable to us or our subsidiaries that are reported on tax returns for tax periods ending on or before the date of the distribution, all taxes attributable to us or our subsidiaries reported on any income tax returns filed by Tyco International, Covidien or us for tax periods that straddle the date of the distribution, and all taxes attributable to us or our subsidiaries reported on tax returns for periods beginning after the date of the distribution;

  •
  any non-U.S. income taxes and other non-income taxes resulting from a tax audit to the extent such taxes are attributable to us and our subsidiaries;

  •
  for periods or portions thereof ending on or before the date of the distribution, 31% of any additional:

  •
  U.S. income taxes that are required to be paid to a U.S. tax authority as a result of a U.S. tax audit of Tyco International's, Covidien's or our subsidiaries' income tax returns; and

  •
  non-U.S. income taxes that are required to be paid to a tax authority as a result of a tax audit of Tyco International's, Covidien's or our subsidiaries' income tax returns but only to the extent that such taxes are attributable to adjustments to intercompany transactions or similar adjustments; and

  •
  31% of any taxes arising from a failure of the distribution of all of the stock of Covidien or us, or any internal transaction undertaken in anticipation of the separation, to qualify for tax-free or tax-favored treatment under the Code, as the case may be, unless such taxes result from either an action or failure to act on our part, in which case we will be responsible for all of such taxes or an action or failure to act on the part of Tyco International or Covidien, in which case Tyco International or Covidien, as applicable, will be responsible for all such taxes.

        The Tax Sharing Agreement also will contain restrictions on our, Tyco International's and Covidien's ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the separation to fail to qualify as tax-free or tax-favored transactions, as the case may be, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire 35% or more of our common shares or engaging in certain internal transactions. These restrictions apply for the two year period after the distribution, unless the responsible party obtains the consent of other parties or obtains a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or the internal transactions undertaken in anticipation of the separation to fail to qualify as tax-favored transactions and such letter ruling or opinion, as the case may be, is acceptable to the parties. Moreover, the Tax Sharing Agreement generally will provide that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or the internal transactions to qualify as tax-favored transactions under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or the responsible party obtains a favorable letter ruling or tax opinion. In addition, it will set forth the respective rights, responsibilities, and obligations among us, Covidien and Tyco International with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation, and other tax matters. Specifically, in regards to a U.S. income tax audit, Tyco International will administer the tax audit and control its settlement in its sole discretion. The other parties to the Tax Sharing Agreement will only be able to remove Tyco International as the controlling party under limited circumstances, including a change of control or bankruptcy of Tyco International, or by a majority vote of the parties on or after the second anniversary of the distribution. In regards to any other tax audit, the party or its subsidiary that is subject to the tax audit will administer the tax audit and control its settlement in its sole discretion.

General Corporate Overhead

        In addition to the services discussed above for which costs are directly allocated to us by Tyco International, certain corporate services are charged to us through Tyco International's general corporate overhead allocation, which is calculated on the percentage of our sales to Tyco International's consolidated net revenues. These services include treasury, tax, legal, internal audit, human resources and risk management, some of which may be provided to us as transition services for a period of time following the separation. Our share of the general corporate overhead was $177 million in fiscal 2006, $198 million in fiscal 2005 and $177 million in fiscal 2004.

Members' Agreement

        Under the Members' Agreement among us, Tyco International and Tyco International Services GmbH, or TIS, and the charter documents of TIS, TIS, which is the sole owner of all trade names, trademarks and service marks including the word "Tyco," will license some or all of them, as appropriate, to us and Tyco International to carry out our respective business activities. We and Tyco International will each own 50% of the share capital of TIS, subject to the small interest of a trust company who will hold such interest in connection with dispute resolution procedures. We and Tyco International will each enter into a separate license agreement with TIS. Pursuant to each such license agreement, we and Tyco International will pay TIS an annual license fee. Each such license agreement will have an initial term of 15 years and will thereafter automatically be renewed for 5-year renewal terms unless TIS or either we or Tyco International, as applicable, terminates such agreement. Covidien will also receive a license to use the "Tyco" trade names, trademarks and service marks for a transition period following the separation.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information as of May 31, 2007 with respect to those persons who are expected to serve as our directors and executive officers following the distribution. Our director nominees are expected to be named to the board of directors immediately after the distribution. The board of directors thereafter is expected to name the individuals below to serve as our executives in the capacities listed below.

Name	Age	Position(s)
Thomas J. Lynch	52	Chief Executive Officer and Director
Juergen W. Gromer	62	President and Director nominee*
Mario Calastri	49	Senior Vice President, Treasurer and Director**
Alan C. Clarke	54	President, Network Solutions
Terrence R. Curtin	39	Executive Vice President, Chief Financial Officer and Director**
Charles P. Dougherty	45	President, Wireless Systems
Jane A. Leipold	46	Senior Vice President of Global Human Resources
Minoru Okamoto	57	Senior Vice President, Communications, Computer and Consumer Electronics
Robert J. Ott	46	Senior Vice President and Corporate Controller
Eric Resch	50	Senior Vice President, Tax Officer and Director**
Robert A. Scott	56	Executive Vice President, General Counsel and Director**
Joan Wainwright	46	Senior Vice President of Communications and Public Affairs
Pierre R. Brondeau	49	Director nominee
Ram Charan	67	Director nominee
Robert M. Hernandez	62	Director nominee
Daniel J. Phelan	57	Director nominee
Frederic M. Poses	64	Director nominee, Chairman of the board designate
Lawrence S. Smith	59	Director nominee
Paula A. Sneed	59	Director nominee
David P. Steiner	47	Director nominee
Sandra S. Wijnberg	50	Director

*
Dr. Gromer will retire from his position as President on December 31, 2007.
**
Messrs. Calastri, Curtin, Resch and Scott will resign as directors effective upon the separation and the election of the director nominees.

        Thomas J. Lynch—Mr. Lynch, age 52, serves on our board of directors and has been Chief Executive Officer of Tyco Electronics since January 2006 and was previously President of Tyco Engineered Products and Services since joining Tyco International in September 2004. Prior to joining Tyco, Mr. Lynch was at Motorola where he was Executive Vice President and President and Chief Executive Officer, Personal Communications Sector from August 2002 to September 2004; Executive Vice President and President, Integrated Electronic Systems Sector from January 2001 to August 2002; Senior Vice President and General Manager, Satellite & Broadcast Network Systems, Broadband Communications Sector from February 2000 to January 2001; and Senior Vice President and General Manager, Satellite & Broadcast Network Systems, General Instrument Corporation from May 1998 to February 2000.

        Juergen W. Gromer—Dr. Gromer, age 62, serves on our board of directors and has been President of Tyco Electronics since April 1999. He assumed the role of President of the Electronic Components Business segment in September 2006. Dr. Gromer was Senior Vice President, Worldwide Sales and Service, of AMP Incorporated (acquired by Tyco International in April 1999) from 1998 to April 1999; President, Global Automotive Division, and Corporate Vice President of AMP from 1996 to 1998; and Vice President and General Manager of various divisions of AMP from 1990 to 1996.

        Mario Calastri—Mr. Calastri, age 49, serves on our board of directors and will become Senior Vice President and Treasurer of Tyco Electronics upon its separation from Tyco International. He has been Vice President and Assistant Treasurer of Tyco International since 2005. Prior to joining Tyco International, Mr. Calastri was Vice President, Finance and Planning for IBM Global Financing EMEA in 2004 and Assistant Treasurer of IBM Corporation from 1999 to 2003. Mr. Calastri is expected to resign as director upon completion of the separation.

        Alan C. Clarke—Mr. Clarke, age 54, has been President of Network Solutions of Tyco Electronics since September 2006 and served as Vice President of Tyco Electronics since 1999. Prior to that, Mr. Clarke worked for Raychem Corporation, which was acquired by Tyco International in 1999, for 17 years in various senior management positions.

        Terrence R. Curtin—Mr. Curtin, age 39, has been Executive Vice President and Chief Financial Officer of Tyco Electronics since October 2006 and previously served as Vice President and Corporate Controller since 2001. Prior to joining Tyco Electronics, Mr. Curtin worked at Arthur Andersen & Co.

        Charles P. Dougherty—Mr. Dougherty, age 45, has been President of Wireless Systems of Tyco Electronics since October 2006. Prior to joining Tyco Electronics, Mr. Dougherty was at Motorola where he served as Corporate Vice President and General Manager Voice and Data Solutions from July 2004, Vice President and General Manager IP solutions from June 2001 to July 2004, and Vice President and General Manager North American VolP Solutions from July 2000 to June 2001.

        Jane A. Leipold—Ms. Leipold, age 46, has been Senior Vice President, Global Human Resources for Tyco Electronics since 2001 and prior to that held various human resources, purchasing and engineering positions within the Company.

        Minoru Okamoto—Mr. Okamoto, age 57, has been Senior Vice President, Communications, Computer and Consumer Electronics Business unit since March 2001. He has a total of 29 years of AMP and Tyco Electronics experience and has held a variety of positions covering sales, marketing, operations and general management.

        Robert J. Ott—Mr. Ott, age 46, will become Senior Vice President and Corporate Controller of Tyco Electronics upon its separation from Tyco International. He has been Vice President, Corporate Audit of Tyco International since March 2003 and prior to that was Vice President of Finance—Corporate Governance of Tyco International since August 2002. Prior to joining Tyco International, Mr. Ott was Chief Financial Officer at Multiplex, Inc. from 2001 to 2002 and Chief Financial Officer of SourceAlliance, Inc. from 2000 to 2001.

        Eric Resch—Mr. Resch, age 50, serves on our board of directors and will become Senior Vice President and Tax officer of Tyco Electronics upon its separation from Tyco International. He has been Vice President, Tax Reporting of Tyco International since 2003. Prior to joining Tyco International, Mr. Resch was Director, Tax reporting for United Technologies Corporation from 2001 to 2003. Mr. Resch is expected to resign as director upon completion of the separation.

        Robert A. Scott—Mr. Scott, age 56, has been Executive Vice President and General Counsel of Tyco Electronics since 2006 and prior to that was Senior Vice President, Corporate Planning for Tyco International (US) Inc. from January 2006 and Vice President of Strategy and Business Planning for Engineered Products and Services from May 2004 to January 2006. Prior to joining Tyco International, Mr. Scott was Senior Vice President and Chief of Staff of Motorola's Integrated Electronics sector during 2002 and 2003 and Motorola's Senior Vice President of Business Integration in 2001. Prior to joining Motorola, Mr. Scott was Senior Vice President, General Counsel and Corporate Secretary of General Instrument Corporation.

        Joan Wainwright—Ms. Wainwright, age 46, has been Senior Vice President, Communications and Public Affairs at Tyco Electronics since June 2006. Previously she served as Vice President, Public Affairs for Merck & Co., Inc. from June 2000 to June 2006.

        Pierre R. Brondeau—Mr. Brondeau, age 49, is expected to join our board of directors immediately following the distribution. Mr. Brondeau was named an Executive Vice President and Business Group Executive of electronics materials and specialty materials of Rohm & Haas Company, a U.S.-based manufacturer of specialty materials, in 2006. He has also served as Vice-President, Business Group Executive, Electronic Materials; President and Chief Executive Officer, Rohm and Haas Electronic Materials LLC and Regional Director, Europe, from 2003 and previously, Vice-President, Business Group Director, Electronic Materials, President and Chief Executive Officer, Shipley Company, LLC, from 1999 to 2003. Mr. Brondeau received a masters degree from Universite de Montpellier and a Doctorate from Universite de Toulouse.

        Ram Charan—Mr. Charan, age 67, is expected to join our board of directors immediately following the distribution. Since 1978, Mr. Charan has served as an advisor to executives and corporate boards and provides expertise in corporate governance, global strategy and succession. Mr. Charan received a bachelor's degree from Banaras Hindu University and an MBA and a DBA from Harvard Business School.

        Robert M. Hernandez—Mr. Hernandez, age 62, is expected to join our board of directors immediately following the distribution. Mr. Hernandez has served as Chairman of the Board of RTI International Metals, Inc., a producer of fabricated metal components, from 1990 to present. From 1994 to 2001, he served as Vice Chairman and Chief Financial Officer of USX Corporation and prior to that served in a variety of positions during his career at USX, beginning in 1968. Mr. Hernandez received a Bachelor's degree from the University of Pittsburgh and an MBA from the Wharton Graduate School of the University of Pennsylvania. Mr. Hernandez is also Lead Director of ACE Ltd., a director of Eastman Chemical Company and a Trustee and Vice Chairman of Black Rock Funds.

        Daniel J. Phelan—Mr. Phelan, age 57, is expected to join our board of directors immediately following the distribution. Mr. Phelan has served as Senior Vice President, Human Resources of GlaxoSmithKline, a manufacturer of pharmaceuticals and consumer health-related products, from 1994 to the present. Mr. Phelan received bachelor's and law degrees from Rutgers University and a master's degree from Ohio State University.

        Frederic M. Poses—Mr. Poses, age 64, is expected to join our board of directors immediately following the distribution and serve as our Chairman. Mr. Poses has served as Chairman and Chief Executive Officer of American Standard Companies Inc. a manufacturer and provider of air conditioning systems and services, bathtub and kitchen fixtures and fittings, and vehicle control systems from 1999 to present. From 1998 to 1999, Mr. Poses was President and Chief Operating Officer of AlliedSignal, Inc., where he served in various capacities over his career beginning in 1969. Mr. Poses holds a bachelor's degree in business administration from New York University. Mr. Poses is also a Director of Centex Corporation and Raytheon Company.

        Lawrence S. Smith—Mr. Smith, age 59, is expected to join our board of directors immediately following the distribution. Mr. Smith was named Executive Vice President in 1995 and Co-Chief Financial Officer in 2002 of Comcast Corporation, a broadband cable provider. He served in finance and administration positions at Comcast from 1988 to 1995. Prior to joining Comcast, Mr. Smith was the Chief Financial Officer of Advanta Corporation. He also worked for Arthur Andersen & Co. for 18 years, where he was a tax partner. Mr. Smith has a bachelor's degree from Ithaca College. Mr. Smith is also a Director of Air Products and Chemicals, Inc. and MGM Holdings, Inc.

        Paula A. Sneed—Ms. Sneed, age 59, is expected to join our board of directors immediately following the distribution. Ms. Sneed was Executive Vice President of Global Marketing Resources and Initiatives for Kraft Foods, Inc., a worldwide producer of branded food and beverage products until her retirement in December 2006. She served as Group Vice President and President of Electronic-Commerce and Marketing Services for Kraft Foods North America, part of Kraft Foods, Inc., from 2000 until 2004, and Senior Vice President, Global Marketing Resources and Initiatives from December 2004 to July 2005. She joined General Foods Corporation (which later merged with Kraft Foods) in 1977 and has held a variety of management positions. Ms. Sneed received a bachelor's degree from Simmons College and an MBA from Harvard Graduate School of Business. Ms. Sneed is a Director of Airgas Inc. and Charles Schwab Corporation.

        David P. Steiner—Mr. Steiner, age 47, is expected to join our board of directors immediately following the distribution. Since March 2004, Mr. Steiner has served as Chief Executive Officer and a Director of Waste Management, Inc., a provider of integrated waste management services. His previous positions at Waste Management included Executive Vice President and Chief Financial Officer from 2003-2004, Senior Vice President, General Counsel and Corporate Secretary from 2001 to 2003 and Vice President and Deputy General Counsel from 2000 to 2001. Mr. Steiner received a bachelor's degree from Louisiana State University and a law degree from University of California.

        Sandra S. Wijnberg—Ms. Wijnberg, age 50, serves on our board of directors. Ms. Wijnberg has served as Chief Administrative Officer of Aquiline Holdings LLC, a New York based investment firm specializing in financial services, since March 2007. Until April 2006, Ms. Wijnberg was the Senior Vice President and Chief Financial Officer at Marsh & McLennan Companies, Inc., a professional services firm with insurance and reinsurance brokerage, consulting and investment management businesses. Before joining Marsh & McLennan Companies, Inc. in January 2000, Ms. Wijnberg served as a Senior Vice President and Treasurer of Tricon Global Restaurants, Inc. and held various positions at PepsiCo, Inc., Morgan Stanley Group, Inc. and American Express Company. Ms. Wijnberg is a graduate of the University of California, Los Angeles and received an MBA from the University of Southern California. Ms. Wijnberg is also a Director of Tyco International Ltd.

Structure of the Board of Directors

        After the separation, we expect to have a board of directors initially consisting of 11 directors. Our bye-laws vest in the board the authority to fix the number of directors as long as there are not fewer than two. Directors shall be elected by the affirmative vote of the holders of a majority of the total number of votes of the issued shares present in person or represented by proxy and entitled to vote on the matter, voting as a single class. All directors shall hold office until the next annual general meeting of shareholders and until his or her successor shall be elected and qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Shareholders have the right to remove directors from office only for cause. A vacancy on the board may be filled only by the board except that shareholders may fill a vacancy arising from the removal of a director for cause at a special general meeting of shareholders. Most of our directors are expected to be independent, non-employee directors who meet the criteria for independence required by the New York Stock Exchange. We expect that membership on the Audit Committee, Management Development and Compensation Committee and Nominating, Governance and Compliance Committee will be limited to independent, non-employee directors. In addition, Mr. Poses is expected to serve as a non-executive Chairman of the board of directors.

        We expect that our board of directors will determine that most of our non-employee directors satisfy NYSE standards to qualify as independent directors as well as any additional independence standards established by the board of directors. Our board of directors is expected to adopt corporate governance guidelines that, along with the charters of our board committees and our code of business conduct for employees and board of directors, will provide the framework for the governance of Tyco Electronics.

Committees of the Board of Directors

        At the time of the distribution, the board of directors will have three standing committees: Audit, Management Development and Compensation, and Nominating, Governance and Compliance. Assignments to, and chairs of, the committees are recommended by the Nominating, Governance and Compliance Committee and selected by the board of directors. Each of the Committees will operate under a charter approved by the board of directors. The charters will be posted on our website at www.tycoelectronics.com, and we will provide a copy of the charters to shareholders upon request. All committees will report on their activities to the board.

        Audit Committee.    The Audit Committee will monitor the integrity of our financial statements, the independence and qualifications of the independent auditors, the performance of our internal auditors as well as the independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The Audit Committee will be responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The Audit Committee will be established in accordance with Section 10A(m) of the Securities Exchange Act. The members of the Audit Committee are expected to be Ms. Wijnberg, Mr. Brondeau and Mr. Smith, each of whom is expected to be independent under NYSE listing standards for audit committee members. Ms. Wijnberg is expected to be the Chair of the Committee. We expect that our board of directors will determine that at least one director on the Audit Committee satisfies the SEC and NYSE standards for being an audit committee financial expert.

        Management Development and Compensation Committee.    The Management Development and Compensation Committee will review and approve compensation and benefits policies and objectives for our executive officers and directors and carry out the board of directors' responsibilities relating to the compensation of our executives. The Management Development and Compensation Committee also will review leadership development objectives as they relate to our officers and employees. The members of the Management Development and Compensation Committee are expected to be Mr. Poses, Mr. Hernandez and Mr. Phelan, each of whom is expected to be independent under New York Stock Exchange listing standards. Mr. Poses is expected to be the Chair of the Committee.

        Nominating, Governance and Compliance Committee.    The Nominating, Governance and Compliance Committee will be responsible for identifying individuals qualified to become board members, recommending to the board of directors the director nominees for the annual general meeting of shareholders, developing and recommending to the board of directors a set of corporate governance principles, and playing a general leadership role in our corporate governance. In addition, the Nominating, Governance and Compliance Committee also will oversee our environmental, health and safety management system. The members of the Nominating, Governance and Compliance Committee are expected to be Mr. Steiner, Mr. Charan and Mr. Sneed, each of whom is independent under New York Stock Exchange listing standards. Mr. Steiner is expected to the Chair of the Committee.

Management Development and Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Management Development and Compensation Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors.

Compensation of Non-Employee Directors

        Non-employee director compensation following the distribution initially will consist of cash and an award of stock units. The annual retainer for non-employee directors will consist of $80,000 and deferred stock units, or DSUs, with a value at grant of $120,000, rounded up to the nearest whole number of shares. The Chairman of the board of directors and the Chair of the Audit Committee each will receive an additional fee of $20,000 and the Chair of the Management Development and Compensation Committee and the Chair of the Nominating, Governance and Compliance Committee each will receive an additional fee of $15,000 in recognition of the responsibilities required in these roles. The DSUs will be granted following the distribution for a number of shares equal to $120,000 divided by the closing sales price of the common shares on the grant date and rounded up to the nearest whole number of shares. Under the terms of the grant agreements, each DSU will be vested upon grant and will be payable in the form of our common shares within 30 days following termination of service as a board of directors member. Dividend equivalents are credited to each board of directors member's DSU account at the same time and in the same amount as any dividends are paid to shareholders on common shares and increase the number of DSUs in a director's account based on the fair market value of a common share on the dividend payment date.

        We expect to adopt a Director Deferred Compensation Plan after the distribution date that will be substantially similar to the Tyco International Director Deferred Compensation Plan.

        The Management Development and Compensation Committee, in collaboration with the Nominating, Governance and Compliance Committee, periodically will review directors' compensation and recommend changes as appropriate.

Historical Compensation of Our Executive Officers

        The following tables contain compensation information for services in all capacities to Tyco International and its subsidiaries for the periods shown for our Chief Executive Officer and the other four executive officers who for fiscal 2006 had the highest salary and bonus. We refer to these persons collectively as our Named Officers. All of the information included in these tables reflects compensation earned by the individuals for services with Tyco International and its subsidiaries. All references in the following tables to stock options, restricted stock, performance stock units, or PSUs, and restricted stock units, or RSUs, relate to awards of stock options, restricted stock, PSUs and RSUs granted by Tyco International. The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the distribution, which could be higher or lower, because historical compensation was determined by Tyco International and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Management Development and Compensation Committee.

  Summary Compensation Table

        The table below presents the annual and long-term compensation for services in all capacities to Tyco International and its subsidiaries for the periods shown for the Named Officers. None of our executive officers who otherwise would have been includable in this table on the basis of compensation for fiscal 2006 terminated employment or otherwise ceased to serve as an executive during the fiscal year.

		Annual Compensation				Long-Term Compensation
Name & Principal Position	Year	Salary(1)	Bonus	Other Annual Compensation(2)		Stock Awards(6)	Securities Underlying Stock Options	All Other Compensation(7)
		($)	($)	($)		($)	(#)	($)
Thomas Lynch Chief Executive Officer(8)	2006 2005 2004	703,039 675,000 10,345	1,000,000 697,343 —	100,488 121,474 —	(3) (4) (5)	1,972,000 1,253,000 3,579,600	140,000 200,000 415,000	125,339 109,231 —
Juergen Gromer President	2006 2005 2004	1,067,480 998,372 999,575	1,308,304 399,588 1,999,149	— — —	(3) (4) (5)	2,291,000 1,611,000 1,667,700	161,000 250,000 275,000	— — —
Alan Clarke President, Network Solutions	2006 2005 2004	387,912 348,028 347,686	550,857 97,237 293,187	— 60,670 96,734	(3) (4) (5)	823,600 864,212 648,574	— — —	1,946 11,901 —
Minoru Okamoto Senior Vice President	2006 2005 2004	434,197 451,968 442,784	476,065 17,830 483,254	147,825 140,922 146,291	(3) (4) (5)	298,700 271,364 370,212	21,000 41,400 41,400	11,589 12,100 11,487
Terrence Curtin Executive Vice President and Chief Financial Officer	2006 2005 2004	305,290 274,233 255,008	299,325 64,875 318,760	— — —	(3) (4) (5)	284,200 163,964 165,354	20,000 25,000 16,600	15,252 10,490 25,855

(1)
Salary and bonus for Messrs. Lynch and Curtin are paid in U.S. dollars (USD). Dr. Gromer's salary and bonus are paid in euros (EUR), with one-third of his salary attributable to his employment status with Tyco Electronics in Germany, and two-thirds attributable to his employment status with Tyco Electronics Logistics AG in Switzerland. Mr. Clarke's salary and bonus are paid in British Pounds (GBP). Mr. Okamoto's salary and bonus are paid in Japanese yen (JPY). The following table displays the conversion rates used for each year. The rate was established as of the last working day of the fiscal year:

	September 29, 2006		September 30, 2005		September 30, 2004
1 Euro	1.2711	USD	1.2058	USD	1.2319	USD
1 GPB	1.8827	USD	1.7628	USD	1.7994	USD
1 JPY	0.008503	USD	0.008851	USD	0.009018	USD
(2)
Other Annual Compensation includes the incremental cost of providing various perquisites and other personal benefits if the amount exceeds $50,000 in the aggregate in any year, and the indicated footnotes list items that individually comprise more than 25% of this value. Other Annual Compensation also includes all tax or tax gross-up payments.

(3)
The value of perquisites provided to Dr. Gromer and Messrs. Clarke and Curtin was less than $50,000 during fiscal 2006. The amount for Mr. Lynch includes a cash perquisite allowance of $69,375 under the executive flexible perquisites allowance program and a gross-up in the amount of $31,113 on universal life insurance, supplemental disability premium payments and relocation benefits. The amount shown in the table for Mr. Okamoto includes a housing allowance in the amount of $113,286 and the use of a company leased vehicle in the amount of $34,539, consistent with Japanese practice.

(4)
The value of perquisites provided to Dr. Gromer and Mr. Curtin was less than $50,000 during fiscal 2005. The amount for Mr. Lynch includes a cash perquisite allowance of $67,500 under the executive flexible perquisites allowance program. The amount shown in the table for Mr. Lynch includes a gross-up in the amount of $53,974 on his relocation benefits. The amount shown in the table for Mr. Clarke includes the following expatriate benefits paid to him due to his service in Belgium: cost of living adjustment of $3,511; housing costs of $35,869; the use of a company leased vehicle in the amount of $19,716; and tax preparation fees of $1,574. The amount shown in the table for Mr. Okamoto includes a housing allowance in the amount of $117,922, and the use of a company leased vehicle in the amount of $23,000, consistent with Japanese practice.

(5)
The value of perquisites provided to Mr. Lynch, Dr. Gromer and Mr. Curtin was less than $50,000 during fiscal 2004. The amount shown in the table for Mr. Clarke includes the following expatriate benefits paid to him due to his service in Belgium: cost of living adjustment of $4,171; housing costs of $43,975; local education cost of $27,240; the use of a company leased vehicle in the amount of $19,740; and tax preparation fees of $1,608. The amount shown in the table for Mr. Okamoto includes a housing allowance in the amount of $120,147 and the use of a company leased vehicle in the amount of $26,144, consistent with Japanese practice.

(6)
Amounts set forth in the Stock Awards column represent the grant-date value of time-based restricted stock or restricted stock units, or RSUs, and performance-based stock units, or PSUs, on Tyco International common shares that were granted to Dr. Gromer and Messrs. Lynch, Clarke, Okamoto and Curtin on November 22, 2005. Due to local country tax laws, Messrs. Clarke and Okamoto and Dr. Gromer's time-based share awards were in the form of RSUs. The number of shares subject to awards of restricted stock/RSUs and to PSUs granted in fiscal 2006 as well as the year-end number of shares and value subject to all such awards held by the Named Officers is presented in the table below. Grant date value of awards is based on a price of $29.00 per common share, which represents the average of the high and low share prices of Tyco International common shares on the NYSE on November 22, 2005, and year-end value of awards is based on a price of $27.96 per common share, which represents the average of the high and low share prices of Tyco International common shares on the NYSE on September 29, 2006.

	Stock Awards Granted in Fiscal 2006		Stock Awards Held at 2006 Fiscal Year End
Name	Restricted Stock/RSUs (#)	PSUs (#)	Restricted Stock/RSUs (#)	PSUs (#)	Value @ $27.96 per share
Mr. Lynch	37,000	31,000	192,000	31,000	$6,235,080
Dr. Gromer	43,000	36,000	439,364	36,000	13,291,177
Mr. Clarke	21,300	7,100	75,770	7,100	2,317,045
Mr. Okamoto	5,600	4,700	38,420	4,700	1,205,635
Mr. Curtin	5,400	4,400	16,410	4,400	581,848

Restricted stock/RSU awards vest at the end of three years subject to the executive's continued employment, with accelerated vesting upon death, disability, retirement, change of control of Tyco Electronics, or termination of employment as a result of divestiture or outsourcing. Restricted stock awards receive dividends and have voting rights, while RSUs do not receive dividends or dividend equivalents and do not confer voting rights.

PSUs reflect target awards denominated in the form of Tyco International common shares under the Performance Share Program granted pursuant to the 2004 Stock and Incentive Plan, effective November 22, 2005. Pursuant to the original terms of the grants, the number of shares that could be issued following the end of the performance cycle can vary from 0% to 200% of the target awards based on the level of achievement of certain performance targets. The performance cycle was established as a three year period from October 1, 2005 to September 30, 2008. Subsequently, and in conjunction with the announcement of the separation, the Compensation and Human

  Resources Committee of Tyco International's board of directors approved an amendment to these PSU awards, effective July 13, 2006, to provide that one-third of each PSU award will be based upon the fiscal year 2006 performance of Tyco International against financial performance goals weighted 25% to an organic revenue growth target and 75% to a return on invested capital target and will continue to vest at the end of the three-year performance cycle. The remaining two-thirds of each PSU award will vest at the end of the three-year performance cycle, without regard to the attainment of the performance metrics, in each case subject to the executive's continued employment, with accelerated vesting upon death, disability, retirement, change of control, or termination of employment as a result of divestiture or outsourcing.

See "Treatment of Outstanding Equity Compensation Arrangements," below, for a description of adjustments to these awards following the distribution.

(7)
The amounts shown in the table for fiscal 2006 reflect contributions made on behalf of the Named Officers under Tyco International's qualified defined contribution plan and accruals on behalf of the Named Officers under the non-qualified supplemental savings and retirement plan (also a defined contribution plan), as follows:

Name	Company Matching Contribution (Qualified Plan)	Company Contribution (Non-Qualified Plan)
Mr. Lynch	$10,000	$56,398
Mr. Curtin	9,023	6,229

The amount for Mr. Lynch includes taxable payments on his behalf of a universal life insurance premium of $24,918 and long-term disability insurance and excess disability insurance premiums of $11,916. The amount for Mr. Lynch also includes payments on behalf of him and his spouse of extended care insurance premiums of $20,974 and relocation expenses of $1,133. The amount for Mr. Clarke includes $1,946 relocation expenses following his return from his expatriate assignment. The amount for Mr. Okamoto include premiums paid for income indemnity insurance of $5,382, ordinary accident insurance of $1,107; group term life insurance of $1,130, fees paid on his behalf for the Tokyo American Club of $3,524; and club membership fees of $446.

(8)
Mr. Lynch commenced employment with Tyco International on September 27, 2004.

  Option Grants

        The following table shows all grants of options on Tyco International common shares to the Named Officers during fiscal 2006 under the Tyco International Ltd. 2004 Stock and Incentive Plan. See "Treatment of Outstanding Equity Compensation Arrangements," below, for a description of adjustments to these awards following the distribution.

Individual Grants

Name	No. of Shares Underlying Options Granted(1)		Percent of Total Options Granted to Employees in Fiscal Year(3)	Exercise Price ($/Share)	Expiration Date	Grant Date Present Value(4)
Thomas Lynch	140,000		1.30%	$29.00	11/21/2015	$1,310,078
Juergen Gromer	107,333	(2)	1.00	29.00	5/21/2016	1,004,390
	53,667		0.50	29.00	11/21/2015	502,200
Alan Clarke	0		0.00	0
Minoru Okamoto	21,000		0.19	29.00	11/21/2015	196,512
Terrence Curtin	20,000		0.19	29.00	11/21/2015	187,154

(1)
Options were granted at an exercise price of $29.00 per common share, which represents the average of the high and low share prices of Tyco International common shares on the NYSE on November 22, 2005. The options vest one-third per year on each anniversary of the grant date subject to the executive's continued employment, with accelerated vesting upon death, disability, retirement, change of control, or termination of employment as a result of divestiture or outsourcing. Except as indicated for Dr. Gromer, options have a ten-year term, subject in certain cases to earlier expiration following termination of employment.

(2)
Represents the portion (two-thirds) of Dr. Gromer's total option grants that are made with respect to his Swiss employment services. Theses options expire ten years and six months from the date of grant.

(3)
Represents the percentage of all options granted to Tyco International employees in fiscal 2006 under the Tyco International Ltd. 2004 Stock and Incentive Plan.

(4)
Pursuant to SEC rules, the amounts reported reflect a grant date present value calculated using the Black-Scholes option-pricing model, which is a method of calculating the hypothetical value of options on the date of grant. The following assumptions were used in calculating the Black-Scholes values: expected time of exercise of five years; risk-free interest rate of 4.20%; assumed annual volatility of underlying Tyco International common shares of 34%; and dividend yield on Tyco International common shares of 1.4%. The interest rate represents the yield of a zero coupon U.S. government bond on the grant date with a maturity date similar to the expected life of the option. The assumed annual volatility was calculated based on ten years of historical Tyco International share price movements and the grant date implied volatility rates for exchange traded options on Tyco International shares. The dividend yield is based on the most recent dividend payment prior to grant by Tyco International and the grant date price of Tyco International common shares.

  Aggregated Option Exercises in 2006 and Year-End Option Values

        The following table summarizes the exercise of options on Tyco International common shares by the Named Officers during the fiscal year ended September 29, 2006 and the number and value of unexercised options on Tyco International common shares held by such officers as of the end of the fiscal year. See "Treatment of Outstanding Equity Compensation Arrangements," below, for a description of adjustments to these awards following the distribution.

			No. of Securities Underlying Options at Fiscal Year End		Value of Unexercised, In-the-Money Options Held at Fiscal Year End(1)
	Number of Shares Acquired Upon Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Thomas Lynch	—	—	343,334	411,666	—	—
Juergen Gromer	450,000	5,486,685	2,365,309	419,332	855,350	15,125
Alan Clarke	—	—	79,936	—	—	—
Minoru Okamoto	—	—	332,970	62,400	534,574	2,277
Terrence Curtin	—	—	112,734	42,199	266,865	913

(1)
Based on the price of $27.96, which is the average of the high and low prices of Tyco International common shares on the NYSE on September 29, 2006.

  Retirement Plans

  Dr. Gromer

        All of our eligible employees paid in Germany are entitled to receive retirement benefits. We have established a pension benefit plan solely for this purpose. Dr. Gromer, as one of our employees in Germany, is entitled to receive from us upon retirement at age 65 a defined pension benefit that is determined primarily based on his annual base salary as of three years prior to the date of his retirement, and his years of service with us, including service prior to the separation, at the time of his retirement. Upon Dr. Gromer's announced retirement on December 31, 2007, he is eligible to request early commencement of his pension benefits. Should he elect early commencement, his benefits would be reduced by 0.4% for each month that the date of commencement of benefit precedes his 65th birthday.

        The following table sets forth the estimated annual benefits payable under the pension plan for the annualized monthly salary as of three years prior to retirement and the years of credited services specified in the table. Under the pension plan, no more than a maximum of 30 years of credited service may be recognized for benefit accrual purposes.

	Years of Credited Service and Related Estimated Annual Benefits Payable upon Retirement
Annualized Monthly Salary as of Three Years Prior to Retirement
	15	20	25	30	35
$944,617	$354,110	$495,991	$648,819	$812,492	$812,492
992,064	378,938	527,787	686,893	856,257	856,257
1,039,512	404,356	560,137	725,376	900,069	900,069
1,086,959	430,361	593,022	764,209	943,923	943,923
1,134,406	456,955	626,438	803,393	987,818	987,818

Dollar amounts shown have been converted from euro using a conversion ratio of 1.27013 USD to 1 EUR.

        The annual benefits shown in the table assume the employee would receive his retirement benefits under the pension plan in the form of a straight-life annuity upon normal retirement at age 65. The retiree is required to pay medical and long-term care insurance, as well as taxes from the benefit provided under the pension plan. In addition to this pension, at September 29, 2006, Dr. Gromer had accrued a taxable pension payable at retirement by an insurance company in the amount of 3,386 euro annually.

        The compensation of Dr. Gromer covered by the pension plan is his base salary amount excluding statutory payments for Christmas and vacation pay. Dr. Gromer's current covered compensation is euro 743,717.

        As of September 29, 2006, for purposes of calculating benefits accrued under the pension plan, Dr. Gromer has 28 years and 9 months of credited service with Tyco Electronics or predecessor companies.

  Mr. Clarke

        All of our eligible employees paid in the United Kingdom are entitled to receive retirement benefits from us. We have established the Tyco Electronics UK Pension Plan, a defined benefit pension plan, solely for this purpose. Mr. Clarke is entitled to receive a monthly annuity at age 65 equal to 1/60th of his final pensionable salary for each year of service prior to October 1, 2006 and 1/65th of his final pensionable service thereafter. One-half of Mr. Clarke's pension continues to his surviving spouse upon his death. Pensionable salary is the average of his three highest consecutive annual salaries within the ten-year period prior to his termination. Retirement benefits are available at an earlier age but would be reduced by 3% per annum from age 60 for service up to September 30, 2006 and 3.5% per annum from age 65 for service after October 1, 2006. After retirement, the pension is partially indexed for inflation. Mr. Clarke also may choose to give up an additional part of his pension to provide a death benefit for a dependant. Subject to certain limitations, Mr. Clarke may elect to receive part of his pension in the form of a lump sum payment. All U.K. pension benefits are subject to a lifetime allowance of £1.5 million, (US equivalent is $2,824,050).

        The following table shows the estimated annualized benefits payable under the applicable terms of the Tyco Electronics UK Pension Plan for the compensation and years of credited service shown, assuming that benefits are paid in the form of a life and 50% survivor annuity upon normal retirement at age 65. The benefits shown are not subject to offset.

	Years of Credited Service and Related Estimated Annual Benefits Payable upon Retirement
Pensionable Salary
	25	30	35	40
$380,305	$158,461	$187,715	$216,970	$246,224
530,305	220,961	261,754	302,546	343,339
680,305	283,461	335,792	388,123	440,455
830,305	345,961	409,831	473,700	537,570
980,305	408,461	483,869	559,277	634,685
1,134,406	472,669	559,931	647,193	734,455

Dollar amounts shown have been converted from GBP using a conversion rate of GBP 1.00 to USD 1.8827 at September 29, 2006.

        As of September 29, 2006, Mr. Clark is 53 and had accrued 25 years and two months of credited service with Tyco Electronics or predecessor companies. Mr. Clarke's pensionable salary includes the annual rate of basic salary determined at January 1 each year. As of September 29, 2006 his salary rate is $380,305. Mr. Clarke is fully vested in his retirement benefit.

  Mr. Okamoto

        All of our eligible employees paid in Japan are entitled to receive retirement benefits from us. Once an employee reaches director status, the employee is covered under the Directors' Retirement Allowance Regulation, a defined benefit pension plan. Mr. Okamoto is entitled to receive either a single lump sum payment or a monthly life annuity commencing at normal retirement age 60, or upon earlier retirement after age 50 with 15 years of service.

        Annuities for retirement after age 60 are payable for Mr. Okamoto's lifetime, with ten years guaranteed. Annuities for earlier retirement are payable for ten years only. The lump sum is based upon the product of specified plan factors that vary by service, multiplied by the average annual pensionable salary during the ten-year period prior to termination. This amount is offset by the

Employee Retirement Lump Sum previously received and increased at a specified interest rate. Death benefits will be paid to the survivor for a ten-year period upon the death of the individual who attained age 50 and 15 years of service.

        The following table shows the estimated lump sum benefits payable under the terms of the Directors' Retirement Allowance for the compensation and years of credited service shown, assuming that benefits are paid in the form of a lump sum upon retirement at normal retirement age.

	Years of Credited Service and Related Estimated Single Lump Sum Payable upon Retirement
Compensation
	10	15	20
$366,819	$5,502,291	$8,253,437	$11,004,583
516,819	7,752,291	11,628,437	15,504,583
666,819	10,002,291	15,003,437	20,004,583
816,819	12,252,291	18,378,437	24,504,583
966,819	14,502,291	21,753,437	29,004,583
1,134,406	17,016,090	25,524,135	34,032,180

        Dollar amounts shown have been converted from Yen using a conversion rate of 0.008503 JPY to USD 1.00 at September 29, 2006.

        Mr. Okamoto is 57 and has accrued 17 years and 10 months of credited service with Tyco Electronics or predecessor companies. The benefits shown in the table above are the gross amounts that would be payable at normal retirement date (age 60). These amounts would be reduced by the Employee Retirement Lump Sum Mr. Okamoto received on August 25, 1997, which would be accumulated with interest to Mr. Okamoto's retirement date under the Directors' plan. Based on current exchange rates, Mr. Okamoto's single lump sum offset amount at age 60 is projected to be $238,919.

Employment, Retention and Severance Agreements

        We have entered into employment agreements with Dr. Gromer and Mr. Curtin and maintain severance and change-in-control benefit arrangements covering the Named Officers. Information about these agreements and arrangements is provided below.

  Employment Agreement with Juergen Gromer

        Tyco Electronics Logistics AG, or AG, a Swiss company that is our European logistics and distribution subsidiary, entered into an employment agreement with Dr. Gromer effective October 1, 1999, which will be filed as exhibit 10.3 to our registration statement on Form 10, of which this information statement is a part. The agreement provides for Dr. Gromer to serve as Chairman and CEO of AG for an indefinite term, which can be terminated as of the end of any calendar month upon six months' notice. Both Dr. Gromer and AG also have the right to terminate the agreement for good cause. Under the agreement, Dr. Gromer is entitled to annual compensation, to be determined each year by agreement with the Tyco Electronics board of directors. If the parties cannot agree on a compensation package in any year, Dr. Gromer's compensation will remain unchanged for the following year. Dr. Gromer is entitled to four weeks of vacation each year. Reimbursement for Dr. Gromer's expenses and fulfillment of his social security contributions to Germany are to be in accordance with general company policy. As a condition to the contract, Dr. Gromer is required to comply with our policies regarding non-competition, confidentiality and intellectual property, and has entered into separate agreements on this account. Dr. Gromer's contract is subject to Swiss law.

        On March 22, 2006, Dr. Gromer and Tyco Electronics entered into a Retention Agreement providing Dr. Gromer with a monetary benefit equal to two times his annual base salary and target bonus in exchange for Dr. Gromer's continued service under his current agreement with Tyco

Electronics Logistics AG for a period of no less than two years following the distribution. If Dr. Gromer's employment is terminated before the end of the two years for reasons other than cause or as a result of death or disability, he will still be eligible to receive the retention payment. However, the actual retention award Dr. Gromer receives will be reduced by any severance, notice pay, termination indemnity or other similar amount paid by Tyco International or us as a result of any termination.

        On April 11, 2007, Tyco International announced that Dr. Gromer, will retire from Tyco Electronics on December 31, 2007. In accordance with the terms of a release and separation agreement among AG, Tyco Electronics AMP GmbH, Tyco International and Dr. Gromer dated as of April 10, 2007, which has been filed as exhibit 10.8 to our registration statement on Form 10, of which this information statement is a part, Dr. Gromer will be entitled to receive a lump sum payment of 3,459,232 euro ($4,653,705 using a May 31, 2007 conversion ratio of 1.3453 USD to 1 EUR), representing 24 months base salary and target bonus in satisfaction of Tyco International's obligations to Dr. Gromer under the March 22, 2006 Retention Agreement. The agreement restricts Dr. Gromer from soliciting Tyco Electronics' customers and employees and from competing with Tyco Electronics during the remaining term of his employment and for a period of 24 months thereafter.

        It is expected that Dr. Gromer will become a member of the board of directors of Tyco Electronics upon the separation. Upon his retirement from employment, and assuming that Dr. Gromer continues to be a member of the board of directors of Tyco Electronics, he will be entitled to receive compensation as a non-employee director.

  Agreements with Terrence Curtin

        On May 26, 2006, Mr. Curtin signed a retention agreement, under which he is to receive a transition incentive bonus of $325,000 payable within 30 days of the distribution date, in exchange for agreeing to remain employed with us, or our successor, on the distribution date and using his best efforts to cooperate fully with Tyco International and outside advisors to ensure the successful completion of the distribution. However, if Mr. Curtin's employment is terminated in connection with the separation under circumstances in which he would be eligible to receive payments under the Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives, Mr. Curtin will be entitled to receive the transition incentive bonus.

        On November 25, 2006, Mr. Curtin signed an offer letter to become our Executive Vice President and Chief Financial Officer, and in anticipation of the successful completion of the separation. Mr. Curtin will receive $475,000 in annual compensation and will be eligible to participate in our annual incentive plan and long-term incentive program for fiscal 2007. Under the annual incentive plan, Mr. Curtin will be eligible to receive a target award of 75% of his base annual salary and a maximum award of 150% of his base annual salary, with the actual amount paid to be based on our financial performance and Mr. Curtin's performance. Mr. Curtin also will participate in the flexible perquisite allowance program, providing up to 10% of his base annual salary, less applicable taxes, for his discretionary use to cover eligible expenses. In addition to the above, Mr. Curtin is eligible to participate in our benefits plans. We also will provide a relocation package to Mr. Curtin. This agreement does not affect Mr. Curtin's retention agreement dated May 26, 2006.

  Participation in Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives

        Messrs. Lynch and Curtin are subject to the Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives. We expect to adopt a severance plan for executives, on or before the distribution date, that will be substantially similar to the Tyco International (U.S.) Inc. Severance Plan for U.S. Officers and Executives. The Severance Plan will be filed as exhibit 10.7 to our registration statement on Form 10, of which this information statement is a part. Under the Severance Plan, upon involuntary termination of employment, other than for cause, disability or death, we are required to pay the executive's base salary and target bonus for 24 months, we may pay the bonus in installments or a lump sum as determined by the administrator of the severance plan. In addition, the executive could be eligible for a pro-rated annual bonus for the year in which his employment terminates, in our discretion under the bonus plan. The executive would also receive:

  •
  continued vesting of his outstanding stock options for 12 months and 12 months to exercise vested stock options, unless a longer period is provided in his option agreements;

  •
  continuation of health and dental benefits for 24 months at active employee rates; and

  •
  at our discretion, outplacement services for up to 12 months.

        Any unvested restricted stock and restricted stock units are forfeited. As a condition of receiving the foregoing benefits, the severance plan requires the executive to execute a general release in favor of Tyco International and to agree to covenants providing for the confidentiality of our information, one year noncompetition, two years of nonsolicitation of our employees and customers and non-disparagement. Benefits may be cancelled or recovered if he does not comply with those provisions or violates the release of claims. "Cause" is defined as substantial failure or refusal to perform duties and responsibilities of the executive's job, violation of fiduciary duty, conviction of a felony or misdemeanor, dishonesty, theft, violation of our rules or policy, or other egregious conduct that has or could have a serious and detrimental impact on Tyco International and its employees.

  Tyco International (US) Inc. Employee Retention Plan

        Pursuant to the Tyco International (US) Inc. Employee Retention Plan, executive officers and other key employees may receive a cash retention payment, of which 50% will be paid within 30 days of the distribution date and 50% will be paid within 30 days of the six-month anniversary of the distribution date. If the employee is terminated in circumstances entitling the employee to severance benefits, any unpaid portion of the retention payment will be paid within 30 days of the later of the date of termination of employment and the distribution date.

        A participant's aggregate retention payment will be expressed as a percentage of base salary ranging from 25% to 200%. In addition, the amount of the total retention payment may be increased or decreased by up to 25%. Participation in the retention program and the level of payment will be determined by:

  •
  in the case of individuals subject to Section 16 of the Exchange Act, Tyco International's board of directors and

  •
  in all other cases, Tyco International's Chief Executive Officer and the Senior Vice President-Human Resources of Tyco International (US) Inc., based on a determination of their criticality to transaction execution and ongoing operations and stewardship functions or such other criteria as may be established.

Treatment of Outstanding Equity Compensation Arrangements

        Outstanding option awards held immediately prior to the distribution by our executives and employees will be converted into options exercisable solely for our common shares, except in the limited cases specified in the Separation and Distribution Agreement. The exercise price and number of shares subject to such options will be adjusted pursuant to a formula designed to cause the intrinsic value (that is, the difference between the exercise price of the option and the market price of the shares for which the option may be exercised) of the converted options immediately after the distribution to be the same as the intrinsic value of the Tyco International options immediately prior to the distribution, and the financial position of the option holders (fair market value of the number of shares for which the option is exercisable) to remain the same immediately prior and immediately after the distribution. All other terms and conditions of the options will remain the same.

        Restricted stock and RSU awards granted before September 29, 2006 will be converted on exactly the same basis as the shares held by Tyco International shareholders, unless otherwise expressly provided in the participant's RSU award agreement. Restricted stock and RSU awards granted before September 29, 2006 and payable in shares of Tyco International or Covidien will be subject to accelerated vesting upon or after the distribution date, unless otherwise expressly provided in the participants' RSU award agreement. Restricted stock awards granted after September 29, 2006 will be converted on exactly the same basis as the shares held by Tyco International shareholders and all other terms and conditions applicable to such awards will remain the same. RSUs granted after September 29, 2006 will be converted into RSUs payable solely in our common shares and all other terms and conditions applicable to such RSUs will remain the same.

Equity Compensation Plan

        In connection with the distribution, we have adopted a long-term incentive plan substantially similar to Tyco International's existing plan and Tyco International, in its capacity as our sole shareholder, approved the long-term incentive plan. Awards that we make under this plan after the distribution generally will not be subject to further vote by our shareholders, except to the extent that any amendments or changes to the plan require shareholder approval. Set forth below is a summary of some the principal features of the plan and certain tax effects of participation in the plan.

        The purpose of the plan is to promote our interests by aiding in the recruitment and retention of directors and employees, providing incentives to our directors and employees in consideration of their services to us, promoting the growth and success of our business by aligning the interests of directors and employees with those of our shareholders, and providing directors and employees an opportunity to participate in our growth and financial success. To accomplish these objectives, the plan provides for a number of different types of awards, including stock options, stock appreciation rights, annual performance bonuses, long-term performance awards, restricted units, restricted stock, deferred stock units, and other stock-based awards.

  Description of the 2007 Stock and Incentive Plan

        Plan Administration.    The plan will be administered by the Management Development and Compensation Committee. The Management Development and Compensation Committee, or to the extent required by applicable law, the board of directors, will have broad discretion and authority under the plan to:

  •
  interpret and administer the plan;

  •
  select employees to receive awards, determine the form of an award, the number of common shares subject to an award, and the terms and conditions of each award;

  •
  waive or amend any terms, conditions, restrictions or limitations on an award and/or vest awards upon a participant's termination of employment, except that the plan's prohibition on the repricing of stock options and stock appreciation rights cannot be waived; and

  •
  delegate its duties and appoint agents to help administer the plan.

        Eligibility.    In general, each of our employees is eligible to receive awards under the plan. As of September 29, 2006, 19,517 of our employees had outstanding options under Tyco International's 2004 Stock and Incentive Plan. Each of our non-employee directors will receive deferred stock units and may receive other awards under the plan. No awards have been granted under the plan. Subject to annual individual limits set forth in the plan, the number of future awards that may be granted to any one individual or category of individuals is not presently determinable.

        Shares Available for Issuance.    The total number of shares that may be issued to participants under the plan is 5% of the shares outstanding immediately after the distribution subject to adjustments as provided under the terms of the plan. When common shares are issued pursuant to a grant of restricted stock, restricted units, deferred stock units, performance units or as payment of an annual performance bonus or other stock-based award, the total number of common shares remaining available for grant will be decreased by a margin of at least 1.8 per common share issued. In determining the number of shares that remain available under the plan, the following do not count against the plan's share limit: (a) shares related to awards paid in cash; (b) shares related to awards that expire, are forfeited or cancelled or terminate for any other reason without issuance of shares; (c) shares that are tendered or withheld in payment of all or part of the exercise price of a stock option awarded under this plan, or in satisfaction of withholding tax obligations arising under the plan; (d) any shares issued in connection with awards that are assumed, converted or substituted as a result of the acquisition of an acquired company by us or a combination of our company with another company; and (e) any shares of restricted stock that are returned to us upon a participant's termination of employment.

        Stock Options and Stock Appreciation Rights.    Stock options awarded under the plan may be in the form of nonqualified stock options or incentive stock options or a combination of the two. Stock appreciation rights may be awarded either alone or in tandem with stock options. Stock appreciation rights will be paid in cash or common shares or a combination of cash and common shares, as determined by the Management Development and Compensation Committee. Unless determined otherwise by the Management Development and Compensation Committee or as required by law, stock options and stock appreciation rights granted under the plan are subject to the following terms and conditions:

  •
  Exercise Price. The Management Development and Compensation Committee will set the exercise price at the time of grant, which will be no less than the fair market value of a common share as of the date of grant.

  •
  No Repricing. The exercise price may not be decreased after the date of grant, other than in connection with permitted plan adjustments, unless our shareholders approve the repricing.

  •
  Vesting. Stock options and stock appreciation rights will vest at such time and in the manner as determined at the time of grant by the Management and Development Committee. Stock options and stock appreciation rights will immediately vest upon the normal retirement, death or disability of a participant, or upon a change in control that results in a termination without cause or resignation for good reason.

  •
  Post-Termination Exercise. Unless the Management and Development Committee provides otherwise, stock options, stock appreciation rights and long-term performance awards that have not vested as of the date of a participant's termination of employment will be forfeited unless the participant is eligible for retirement or terminates as a result of death or disability, in which cases the awards may become exercisable in full or, in the case of early retirement, on a pro rata basis. Subject to the term of the award, any vested stock option or stock appreciation right that has not already been exercised will remain exercisable for a period of three years after termination of employment because of retirement, death, or disability, and any vested stock option or stock appreciation right that has not already been exercised will remain exercisable for a period of 90 days after termination for any other reason except for a termination of employment for cause.

        Performance-Based Awards.    The plan provides for performance-based awards in the form of: (1) annual performance bonuses that may be granted in the form of cash or common shares; and (2) long-term performance awards in the form of performance units that may be paid in cash or shares or performance-based restricted units or restricted stock awards that are paid in shares. The Management Development and Compensation Committee, in its discretion, will fix the amount, terms and conditions of annual performance bonuses and long term performance awards, subject to the following:

  •
  Performance Cycles. Annual performance bonuses will be awarded in connection with a 12-month performance cycle, which will coincide with our fiscal year. Long term performance awards will be awarded in connection with a performance cycle that will not be shorter than 12 months or longer than five years. The annual performance bonus amount and the number of shares or units that are earned will be determined by the level of performance attained in relation to the applicable performance measures, as certified by the Management and Development Committee following completion of the performance period.

  •
  Target Awards and Award Criteria. The Management Development and Compensation Committee typically will set a target amount or target number of shares or units for each participant receiving an annual performance bonus or long-term performance award within 90 days after the start of a performance cycle. At that time, the Management Development and Compensation Committee will also establish criteria for these awards, including the minimum level of performance that must be attained before any annual performance bonuses and long term performance award will be paid or vest and the annual performance bonus amounts and the number of shares or units that will become payable upon attainment of various levels of performance. Financial performance measures may take into account such adjustments as the Management and Development Committee may specify, which need not be consistent with accounting standards applicable to our financial statements.

        Restricted Stock, Restricted Units, and Deferred Stock Units.    Restricted stock, restricted units, and deferred stock units may be awarded under the plan to any employee selected by the Management Development and Compensation Committee. Restricted units and deferred stock units may be settled in shares or cash. The Management Development and Compensation Committee has the discretion to fix the terms and conditions applicable to awards of restricted stock, restricted units and deferred stock units, subject to the following:

  •
  Vesting. Unless the award certificate provides otherwise, any restrictions on restricted stock, restricted units, or deferred stock units will lapse in equal annual installments over a four-year period after the date of grant.

  •
  Acceleration of Vesting. Any restrictions on restricted stock, restricted units, or deferred stock units that have not lapsed or been satisfied on the date of a participant's termination of employment will immediately lapse in full or in part upon early or normal retirement, death or disability of the participant or a change in control. Upon a termination of employment for any other reason, any unvested restricted units, deferred stock units or shares of restricted stock will be forfeited.

  •
  Dividends and Dividend Equivalents. At the discretion of the Management Development and Compensation Committee, dividends paid on shares may be paid immediately or withheld and deferred in the participant's account. In the event of a payment of dividends on common shares, the Management Development and Compensation Committee may credit restricted units and deferred stock units with dividend equivalents, which may be distributed immediately, withheld and deferred in the participant's account or credited in the form of additional share units.

        Director Awards.    As of the first day of each of our fiscal years or upon a director's commencement of service as a non-employee director, the Management Development and Compensation Committee will make an award of deferred stock units to each director of a value to be determined by the board of directors in advance of the grant based upon the aggregate fair market value of the underlying common shares as determined on the date of grant. Each such deferred stock unit will vest as determined by the Management Development and Compensation Committee and will be paid in shares within 30 days following the director's termination of directorship service. In addition, the Management Development and Compensation Committee may grant stock options, stock appreciation rights and other stock-based awards to directors.

        Other Stock-Based Awards.    The Management Development and Compensation Committee may grant other share-based awards under the plan that consist of, or are denominated in, common shares.

These awards may include phantom or hypothetical shares. The Management Development and Compensation Committee has broad discretion to determine any terms and conditions that will apply to other stock-based awards.

        Substitute Awards.    The Management Development and Compensation Committee may make awards to grantees of an acquired company through the assumption of, or in substitution for, outstanding stock-based awards previously granted to the grantees. The assumed or substituted awards will be subject to the terms and conditions of the original awards made by the acquired company, with any adjustments that the Management Development and Compensation Committee considers necessary to comply with applicable law or appropriate to give effect to the relevant provisions of any agreement for the acquisition of the acquired company.

        Adjustments.    The kind or maximum number of common shares available for issuance under the plan, the individual and aggregate maximums that may be issued under each form of award, the number of common shares underlying outstanding awards and the exercise price applicable to outstanding stock options and stock appreciation rights shall be appropriately adjusted by the Management Development and Compensation Committee upon any stock split, reverse stock split, dividend or other distribution, extraordinary cash dividend, recapitalization, merger, consolidation, split-up, spin-off, reorganization, combination, repurchase or exchange of common shares or other securities, or similar corporate transaction or event, to prevent dilution or enlargement of the benefits intended to be made available under the plan.

        Change in Control.    If there is a Change in Control that results in a participant's termination of employment without cause or resignation with good reason, then all outstanding stock options and stock appreciation rights will become exercisable, all conditions applicable to outstanding restricted stock, restricted stock units and deferred stock units will be waived, and each participant who has been granted an annual performance bonus or long term performance award that is outstanding as of the date of the termination will be deemed to have achieved a level of performance that would cause all of the participant's target award to become payable and all restrictions applicable to the participant's target award to lapse, unless otherwise determined by the Management Development and Compensation Committee. If awards payable in shares of company stock will not be substituted with comparable awards payable or redeemable in shares of publicly-traded stock after the Change in Control, then such awards will become vested upon the Change in Control and will be paid out in cash, unless otherwise determined by the Management Development and Compensation Committee.

        Amendment and Termination.    The plan may be amended or terminated by our board of directors at any time without shareholder approval, except that any material revision to the terms of the plan requires shareholder approval before it can be effective. A revision is "material" for this purpose if it materially increases the number of common shares that may be issued under the plan, other than an increase pursuant to an "adjustment" as described above, materially expands the class of persons eligible to receive awards, materially extends the term of the plan, materially decreases the exercise price at which stock options or stock appreciation rights may be granted, reduces the exercise price of outstanding stock options or stock appreciation rights, or results in the replacement of outstanding stock options or stock appreciation rights with awards that have a lower exercise price. The board of directors may, without shareholder approval, amend the plan to increase the maximum value of deferred stock units that may be granted to a director in any fiscal year and the maximum number of common shares that may be granted to a director in any fiscal year pursuant to awards of stock options, stock appreciation rights and other stock-based awards. If not earlier terminated, the plan will terminate on the day before the tenth anniversary of the adoption of the plan by our sole shareholder, Tyco International, which occurred on December 8, 2006. No awards may be granted under the plan after it is terminated, but any previously granted awards will remain in effect until they expire.

        Code Section 162(m).    With certain exceptions, Section 162(m) of the Code limits our deduction for compensation in excess of $1 million paid to certain of our executive officers (referred to in the plan as "key employees"). Compensation paid to key employees is not subject to the deduction limitation, however, if it is considered "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. Awards of stock options, stock appreciation rights, annual performance bonuses, performance units, performance-based restricted units and performance-based restricted stock can, but are not required to, satisfy this standard under Section 162(m) of the Code.

        Summary of Federal Income Tax Consequences of Awards

        The following is a brief summary of the principal United States federal income tax consequences of the grant, exercise and disposition of stock options and stock appreciation rights under the plan, based on advice received from our counsel regarding current U.S. federal income tax laws. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences. Because the federal income tax rules governing awards and related payments are complex, subject to frequent change, and depend on individual circumstances, participants should consult their tax advisors before exercising options or other awards or disposing of stock acquired pursuant to awards.

        Nonqualified Stock Options and Stock Appreciation Rights.    A participant will not recognize any income at the time a nonqualified stock option or stock appreciation right is granted, nor will we be entitled to a deduction at that time. When a nonqualified stock option is exercised, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the common shares received as of the date of exercise over the exercise price. When a stock appreciation right is exercised, the participant will recognize ordinary income in an amount equal to the cash received or, if the stock appreciation right is paid in common shares, the fair market value of the common shares received as of the date of exercise. Payroll taxes are required to be withheld from the participant on the amount of ordinary income recognized by the participant. We will be entitled to a tax deduction with respect to a nonqualified stock option or stock appreciation right at the same time and in the same amount as the participant recognizes income. The participant's subsequent sale of the common shares generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price the participant paid for the shares plus the ordinary income the participant recognized with respect to the shares, and these capital gains will be taxable as long-term capital gains if the participant held the shares for more than one year following exercise.

        Incentive Stock Options.    A participant will not recognize any income at the time an incentive stock option, or ISO, is granted. Nor will a participant recognize any income at the time an ISO is exercised. However, the excess of the fair market value of the common shares on the date of exercise over the exercise price paid will be a preference item that could create a liability under the alternative minimum tax. If a participant disposes of the common shares acquired on exercise of an ISO after the later of two years after the date of grant of the ISO or one year after the date of exercise of the ISO (the "holding period"), the gain, if any, will be long-term capital gain eligible for favorable tax rates. If the participant disposes of the common shares prior to the end of the holding period, the participant will recognize ordinary income in the year of the disposition equal to the excess of the lesser of (i) the fair market value of the common shares on the date of exercise or (ii) the amount received for the common shares, over the exercise price paid. The balance of the gain or loss, if any, will be long-term or short-term capital gain or loss, depending on how long the common shares were held by the participant prior to disposition. We are not entitled to a deduction as a result of the grant or exercise of an ISO unless a participant recognizes ordinary income as a result of a disposition, in which case we will be entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income.

Certain Other Plans and Arrangements

        We expect to offer a relocation program for employees who relocate at our request and, in appropriate circumstances, to new employees who relocate in connection with their employment with us. Our program will cover the cost, either through direct payment or reimbursement, for most of the expenses associated with relocation that we determine to be reasonable, including disposition of current residence, home finding, home purchase/lease acquisition, temporary living, a miscellaneous allowance equal to one month's salary and transportation and storage of household goods. In addition, the relocation program will provide a tax gross-up on the taxable portion of certain amounts received by or paid on behalf of the employee under the program.

        For our executives, the relocation program will include a buyout provision for the pre-move residence. We will engage a relocation company to manage the home sale process. The relocation company will purchase the home either at an appraised market value or at the value offered by a bona fide third-party purchaser. The relocation company will then resell the home, and we will be responsible for any costs associated with the subsequent maintenance and sale of the home, including the payment of a service fee to the relocation company.

        We expect to offer a Flexible Perquisite Program to certain executives, with amounts to be used to cover items not otherwise covered under our benefit programs or expense reimbursement policies. Under this program, we provide a perquisite allowance of up to 10% of an executive's base annual salary less applicable taxes, up to $70,000, which can be used at the executive's discretion for various eligible expenses. The program is administered on a calendar year basis, not a fiscal year basis. Following the distribution, the Management Development and Compensation Committee or the board of directors may adopt new compensation plans or arrangements covering our executive officers and may terminate, amend the terms or expand the coverage of existing plans and arrangements.

        Employee Stock Purchase Plans—We expect to adopt an employee stock purchase plan in which substantially all of our full-time employees of our U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries will be eligible to participate. Eligible employees would be permitted to authorize payroll deductions to be made for the purchase of shares. If the plan is adopted, we would match a portion of the employee contribution by contributing 15% of up to the employee's first $40,000 in payroll deduction. All shares purchased under the plan would be purchased on the open market by a designated broker.

        We also expect to adopt two other employee stock purchase plans for the benefit of employees of certain qualified non-U.S. subsidiaries. If adopted, the terms of these plans would grant to our employees the right to purchase our common shares at a stated price and receive certain tax benefits.

        Under one plan, if adopted, operated in Ireland, eligible employees in Ireland would be offered the opportunity to acquire shares using a portion of their bonus or, alternatively, receive a cash bonus subject to normal taxation. Such employees also would have the opportunity to forego a portion of their basic salary to purchase additional shares.

        Under the other plan, the Save-As-You-Earn ("SAYE") Plan, if adopted, eligible employees in the United Kingdom would be granted options to purchase shares at the end of a specified service period at an exercised price established at the time of grant. Options under the SAYE Plan generally are expected to be exercisable after a period of three years and expire six months after the date of vesting. All of the shares purchased under both the SAYE Plan and the Irish Bonus Plan will be purchased on the open market.

Certain Relationships and Related Transactions

        Since the beginning of fiscal 2004, there were no transactions with companies where our directors were employed and served as officers that exceeded one percent of the gross revenue of any of these entities or of us, which is the threshold set forth in our governance principles.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Five-Year Senior Revolving Credit Facility

        In connection with the separation, Tyco Electronics has entered into a new five-year senior unsecured revolving credit facility, under which TEGSA is the borrower. The commitment under the new credit facility is $900 million until the time of the distribution and will increase to $1.5 billion at the time of the separation. The senior revolving credit facility will replace, in part, the existing three-year and five-year credit facilities of Tyco International Group S.A., a wholly-owned subsidiary of Tyco International, which we refer to as TIGSA, and be used for working capital, capital expenditures and other corporate purposes. Tyco International initially will guarantee the new credit facility, and Tyco Electronics will assume the obligations of Tyco International in connection with the distribution. The senior revolving credit facility terminates on April 25, 2012.

  Interest and Fees

        Borrowings under the new credit facility will bear interest, at our option, at a base rate or LIBOR, plus a margin for LIBOR loans depending on our credit ratings and on whether the credit facility is 50% or more drawn. We may select LIBOR interest periods of 1, 2, 3 or 6 months or other periods of time as agreed to by the lenders. Interest is payable at the end of the selected interest period or quarterly, whichever is shorter.

        We are required to pay an annual facility fee at a rate that depends on our credit ratings and ranges from 4.5 to 12.5 basis points.

  Optional Prepayment and Commitment Reductions

        We may prepay amounts outstanding under the senior revolving credit facility without penalty, subject to payment of any breakage costs. We also may irrevocably cancel the undrawn portion of the commitment under the credit facility.

  Covenants

        The credit facility contains affirmative and negative covenants, including covenants related to the delivery of financial statements, the filing of documents with the SEC, and the delivery of financial information and notices to the lenders. The affirmative covenants also include standard covenants relating to the operation of our business.

        The negative covenants limit some of our actions, including our ability to create liens, merge, consolidate or transfer all or substantially all of our assets, pay dividends, transact business with affiliates and issue subsidiary debt. The credit facility will prohibit our leverage ratio from exceeding 3.5 times EBITDA.

  Events of Default

        The senior revolving credit facility specifies customary events of default, including failure to pay principal, interest, fees or other amounts under the credit facility, material inaccuracies in our representations or warranties, failure to pay, or acceleration of, certain other indebtedness in excess of $50,000,000, bankruptcy and insolvency, failure to pay monetary judgments in excess of $30,000,000, customary ERISA defaults, and change of control.

Bridge Loan Facility

        In connection with the separation, Tyco Electronics has entered into a new $3.575 billion unsecured bridge loan facility, under which TIGSA will be the initial borrower. TEGSA will assume the obligations of TIGSA as borrower in connection with the separation. Tranche A borrowings under the bridge facility will be used to repay a portion of the existing public and other debt of Tyco International and its subsidiaries, together with interest, premiums, and related fees, expenses and other amounts. Tranche B borrowings will be used to fund a portion of the escrow fund relating to the class action settlement. Tyco International initially will guarantee the new bridge facility, and Tyco Electronics will assume the obligations of Tyco International in connection with the distribution. Tranche A of the bridge facility will mature on the earliest to occur of (i) April 23, 2008, (ii) the date of any voluntary termination or reduction of commitments under TEGSA's revolving credit agreements, or (iii) the date of any voluntary prepayment of any non-revolving debt of the guarantor or any subsidiary in an aggregate outstanding principal amount exceeding $100 million other than repayment of the debt to be refinanced with the proceeds of the bridge loan facility and intercompany transactions. Tranche B of the bridge facility will mature on the earliest to occur of (i) December 31, 2007, (ii) three business days following the termination of the class action settlement, (iii) the date of any voluntary termination or reduction of commitments under TEGSA's credit agreements or (iv) the date of any voluntary prepayment of any non-revolving debt of the guarantor or any subsidiary in an aggregate outstanding principal amount exceeding $100,000,000, other than repayment of the debt to be refinanced with the proceeds of the bridge loan facility and intercompany transactions.

  Interest and Fees

        The interest and fee provisions under the bridge facility, including interest margins and fee rates, are substantially the same as the related provisions in the senior revolving credit facility.

  Optional Prepayment and Commitment Reductions

        The bridge facility contains optional prepayment and commitment reduction provisions that are substantially similar to such provisions in the senior revolving credit facility. At any time prior to the separation, we may irrevocably cancel, in whole or in part, the unutilized portion of the commitment under the bridge facility.

  Mandatory Prepayment

        The bridge facility contains provisions that may require mandatory prepayments or reduction of unused commitments if we issue equity or incur indebtedness. The amount of the required prepayments and reductions correspond to the amount of the net proceeds of such issuances or incurrences.

  Covenants

        The bridge facility contains covenants substantially similar to the covenants in the senior revolving credit facility.

  Events of Default

        The bridge facility contains events of default substantially similar to the events of default in the senior revolving credit facility.

New Notes

        We may issue public or private debt.

SECURITY OWNERSHIP OF TYCO INTERNATIONAL AND TYCO ELECTRONICS

        As of the date hereof, all of our outstanding common shares are owned by Tyco International. None of our director nominees or the persons expected to become our executive officers currently owns any of our common shares, but those who own Tyco International common shares will receive our common shares in the distribution on the same basis as the shares held by other Tyco International shareholders.

        The following table sets forth the number and percentage of outstanding Tyco International common shares beneficially owned as of May 31, 2007 by (i) each director and each person nominated to serve as a director, (ii) each officer named in the Summary Compensation Table and (iii) all of our executive officers and director nominees as a group. The table also sets forth the number and percentage of our common shares each of these persons is expected to receive in the distribution, assuming that there are no changes in these persons' holdings of Tyco International common shares after May 31, 2007 and assuming, based on our estimates as of May 31, 2007, a conversion ratio of 0.25 of our common shares for every one common share of Tyco International, with no fractional shares. The beneficial owners listed in the table may have also been granted stock-based awards whose value is derived from the value of Tyco International common shares, including options, restricted shares, restricted stock units and deferred stock units. These stock-based awards are not shown in the table because, except in the limited cases specified in the Separation and Distribution Agreement, the awards will be adjusted based on the market price of our shares on the distribution date and therefore we cannot estimate the number of common shares that, immediately after the separation, each person will be entitled to acquire within 60 days. See "Management—Treatment of Outstanding Equity Compensation Arrangements."

	Shares Beneficially Owned(1)
Name of Beneficial Owner	Number of Tyco International Common Shares	Number of Tyco Electronics Common Shares	Percentage of Class
Directors and Executive Officers:
Thomas J. Lynch	6,500	1,625	*
Juergen W. Gromer**	117,969	29,492	*
Mario Calastri	—	—	*
Alan C. Clarke	—	—	*
Minoru Okamoto	1,566	392	*
Terrence R. Curtin	—	—	*
Eric Resch	6,200	1,550	*
Robert A. Scott	19,776	4,944	*
Pierre R. Brondeau**	—	—	*
Ram Charan**	—	—	*
Robert M. Hernandez**	—	—	*
Daniel J. Phelan**	—	—	*
Frederic M. Poses**	3,850	962	*
Lawrence S. Smith(2)**	7,750	1,937	*
Paula A. Sneed**	—	—	*
David P. Steiner**	—	—	*
Sandra S. Wijnberg	—	—	*
All directors and executive officers as a group (21 persons)	176,567	44,142	*

* Represents less than 1% of outstanding common shares.

** Director nominee.

(1)
Excludes shares that may be beneficially owned under stock-based awards granted by Tyco International prior to the distribution.

(2)
Includes 4,250 shares held in trust over which Mr. Smith has dispositive power. Mr. Smith disclaims beneficial ownership of such shares.

        The following table sets forth the information indicated for persons or groups known to us to be beneficial owners of more than 5% of the outstanding common shares of Tyco International beneficially owned as of the dates indicated. The table also sets forth the number and percentage of our common shares each of these persons or groups is expected to receive in the distribution, assuming that there have been and will be no changes in these persons' or groups' holdings of Tyco International common shares after the dates indicated and assuming, based on our estimates as of May 31, 2007, a conversion ratio of 0.25 of our common shares for every one common share of Tyco International, with no fractional shares.

Name and Address of Beneficial Owner	Number of Tyco International Common Shares		Number of Tyco Electronics Common Shares	Percentage of Class
Davis Selected Advisers LP(1) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	127,504,184	(1)	31,876,046	6.4%
Capital Research and Management Company(2) 333 South Hope Street Los Angeles, CA 90071	184,657,160	(2)	46,164,290	9.3%

(1)
The amount shown for the number of common shares over which Davis Selected Advisers LP ("Davis") exercised investment discretion and the following information was provided by Davis pursuant to a Form 13F dated May 17, 2007, for the quarter ended March 31, 2007. Separately, Davis reported the number of common shares beneficially owned as of December 31, 2006, on its Schedule 13G/A dated January 11, 2007, as 127,347,696 representing 6.4% of Tyco International's common shares outstanding. Because the number of shares reported on the Schedule 13G/A does not represent the reported percentage of ownership in Tyco International's common stock, we have applied Regulation S-K Item 403, Instruction 3, in determining the number of common shares beneficially owned.

(2)
The amount shown for the number of common shares beneficially owned and the following information was provided by Capital Research and Management Company pursuant to a Schedule 13G/A dated February 12, 2007, indicating beneficial ownership as of December 29, 2006. Capital Research and Management Company is an investment advisor registered under Section 203 of the Investment Advisor Act of 1940 and has indicated that it has sole dispositive power with respect to the 184,657,160 common shares as a result of acting as an investment advisor to various investment companies. The amount indicated includes 3,448,660 common shares of Tyco International resulting from the assumed conversion of $75,000,000 principal amount of the Tyco International Group S.A. 3.25% Series B Senior Convertible Debentures due 2023 held by Capital Research and Management Company.

DESCRIPTION OF SHARE CAPITAL

        Prior to the separation of Tyco Electronics from Tyco International, your Tyco International shares provided you with rights and privileges with respect to the consolidated businesses of Tyco International, consisting of its fire and security, engineered products and services, healthcare and electronics businesses. Immediately following the separation, you will no longer hold shares that provide you with rights and privileges with respect to the consolidated businesses of Tyco International but instead you will hold shares in three independent publicly-traded companies. As a shareholder of Tyco Electronics, you will hold shares that provide you with rights and privileges with respect to a company engaged in only the electronics business that formerly was part of Tyco International. These rights and privileges are summarized below and are set forth more fully in the Memorandum of Association, Certificate of Incorporation and Bye-laws of Tyco Electronics, filed as Exhibits 3.1, 3.2 and 3.3, respectively, to the Form 10 registration statement of which this information statement forms a part.

Authorized and Issued Shares

        We have authorized 1,000,000,000 common shares par value US$0.20 per share and 125,000,000 preferred shares par value US$0.20 per share. We will have only common shares issued at the time of the separation.

Dividends

        Our board of directors may declare dividends or distributions out of our assets or funds legally available for dividends or distributions, provided that there are no reasonable grounds for believing that:

  •
  we are, or after payment of the dividend or distribution would be, unable to pay our liabilities as they become due, or

  •
  the realizable value of our assets would thereby be less than the aggregate of our liabilities and issued share capital and share premium accounts.

Voting Rights

        At any general meeting, votes may be given in person or by proxy. Under our bye-laws, the holders of shares entitling them to exercise a majority of the voting power constitute a quorum at a general meeting except as provided under "Alteration of Rights" below.

        Under Bermuda law, questions proposed for consideration at a general meeting are decided by a simple majority vote or by the vote required by the bye-laws, except where a larger majority is required by law. Any question proposed for consideration at a general meeting may be decided on a show of hands, in which each shareholder present in person or by proxy is entitled to one vote and casts this vote by raising his or her hand, unless, before or on the declaration of the result of a show of hands, a poll is demanded by:

  •
  the chairman of the meeting;

  •
  at least three shareholders present in person or represented by proxy;

  •
  any shareholder or shareholders present in person or represented by proxy holding individually or between them at least 10% of the total voting rights of all shareholders having the right to vote at the meeting; or

  •
  a shareholder or shareholders present in person or by proxy holding shares conferring the right to vote at the meeting and on which an aggregate sum has been paid equal to at least 10% of the total sum paid up on all shares entitled to vote.

        In the event of a poll, each shareholder is entitled to one vote per share.

Liquidation

        Upon our liquidation, holders of common shares are entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to special rights of any other class of shares.

Alteration of Rights

        If, at any time, our share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be altered or abrogated with written consent of the holders of not less than 75% in nominal value of the issued shares of that class (if action by written consent is authorized by the terms of any class or series of preferred shares), or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class by a majority of not less than 75% of the votes cast. Under our bye-laws, three shareholders holding not less than one-third of the issued shares of a class, in person or by proxy, constitute a quorum at a general meeting held for this purpose.

Bermuda Taxation

        Under current law, no income, withholding or other taxes or stamp, registration or other duties are imposed in Bermuda upon the issue, transfer or sale of our shares, or payments made in respect of the shares. As of the date hereof, there is no Bermuda income, company or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of securities issued by us or in respect of distribution by us with respect to our securities. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an undertaking that, in the event of any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation or any tax in the nature of an estate or inheritance tax or duty is enacted in Bermuda, the imposition of such tax shall not be applicable to us or any of our operations or obligations until March 28, 2016. This undertaking applies to securities issued by us. It does not, however, prevent the application of Bermuda taxes to residents of Bermuda. There currently is no reciprocal tax treaty between Bermuda and the United States.

Sale, Lease or Exchange of Assets and Mergers

        Under Bermuda law, there is no requirement for a company's shareholders to approve a sale, lease or exchange of all or substantially all of a company's property and assets. Under Bermuda law, unless the company's bye-laws provide otherwise, an amalgamation requires the approval of the holders of at least three-fourths of those voting at a meeting of shareholders at which a requisite quorum is present. In addition to any additional vote required if the transaction constitutes a "business combination" with and "interested shareholder" as described below, our bye-laws provide that the affirmative vote of the holders of a majority of the outstanding voting shares is required to approve a sale, lease or exchange of all or substantially all of our property or assets and the affirmative vote of the holders of a majority of the issued shares is required to approve an amalgamation. For purposes of approval of an amalgamation, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of that class would be altered by virtue of the amalgamation.

Certain Provisions of our Bye-Laws That Could Have the Effect of Delaying, Deferring or Preventing a Change in Control

        Certain provisions of our bye-laws could be considered "anti-takeover" provisions because they make it harder for a third-party to acquire us without the consent of our incumbent board of directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation with such proponents could result in an improvement of their terms.

Board of Directors

        Our bye-laws provide that shareholders may remove a director from office only for cause. In addition, our bye-laws provide that only our board of directors may change the size of the board or fill any vacancies that may occur from time to time except where a vacancy arises from the removal of a director for cause at a special general meeting of shareholders.

Shareholder Action

        Our bye-laws provide that our board of directors shall call a special general meeting, in accordance with the provisions of Bermuda law, at the request of shareholders holding not less than 10% of our paid up voting capital (initially only our common shares). However, shareholders are not permitted to take action or pass resolutions by written consent.

Advance Notice of Director Nominations and Shareholder Proposals

        Our bye-laws provide that with respect to an annual or special general meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only pursuant to our notice of meeting; by the board of directors; or by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in our bye-laws.

        In order to comply with the advance notice procedures of our bye-laws, a shareholder must give written notice to our corporate secretary on a timely basis. To be timely for an annual general meeting, notice must be delivered, or mailed and received, at least 120 days in advance of the first anniversary of the date that we released the proxy statement for the preceding year's annual general meeting, subject to certain exceptions. To be timely for a special general meeting, notice must be delivered, or mailed and received, by the later of (1) 120 days in advance of the meeting and (2) the date that is 10 days after the date of the first public announcement of the date of the meeting. For nominations to the board, the notice must include all information about the director nominee that is required to be disclosed by SEC rules regarding the solicitation of proxies for the election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934 and such other information as Tyco Electronics may reasonably require to determine the eligibility of the proposed nominee. For other business that a shareholder proposes to bring before the meeting, the notice must include a brief description of the business, the reasons for proposing the business at the meeting and a discussion of any material interest of the shareholder in the business. Whether the notice relates to a nomination to the board of directors or to other business to be proposed at the meeting, the notice also must include information about the shareholder and the shareholder's holdings of our shares. With respect to special meetings of shareholders, only the business brought before the special meeting in accordance with the bye-laws may be conducted at the meeting.

Board Authority to Issue "Blank Check" Preferred Shares and Rights

        Our bye-laws authorize our board of directors, without shareholder approval, to issue up to 125,000,000 preferred shares in one or more classes or series and to fix the voting power and the designations, preferences, special rights, qualifications, limitations and restrictions of such class or series, including terms of redemption, dividend rights, rights upon dissolution of Tyco Electronics and conversion and exchange rights. Therefore, our board of directors is authorized to issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares, without shareholder approval. Our bye-laws also authorize our board of directors, without shareholder approval, to adopt a shareholder rights plan, which, depending on its terms, could have the effect of providing our shareholders with rights that would discourage a third party from pursuing an acquisition of a significant interest in our shares or from pursuing an unsolicited acquisition proposal or other potential change of control transaction.

Business Combinations with Interested Shareholders

        Our bye-laws include a provision similar to Section 203 of the Delaware General Corporation Law, which generally prohibits us from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless, in general:

  •
  our board of directors approved the transaction which resulted in the shareholder becoming an interested shareholder;

  •
  upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares outstanding at the time of commencement of such transaction, excluding for purposes of determining the number of voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder), voting shares owned by persons who are directors and also officers and by certain employee share plans; or

  •
  the business combination is approved by our board of directors and authorized at an annual or special general meeting of shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares that are not owned by the interested shareholder.

        A "business combination" is generally defined as an amalgamation, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is generally defined as a person who, together with affiliates and associates, owns or, within three years prior to the date in question, owned 15% or more of the outstanding voting shares of the Company.

Amendments to the Bye-Laws

        Except in the case of the bye-law provisions described above, amendments to our bye-laws require the approval of the holders of a majority of the total number of votes of the issued shares present in person or represented by proxy and entitled to vote on the matter at a general meeting. Amendments to the bye-law provisions described above require the approval of the holders of 80% of the total votes of the issued shares.

Exchange Control

        The Bermuda Monetary Authority has classified us as a non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to engage in transactions in currencies other than Bermuda dollars, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are stockholders, other than in Bermuda dollars. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our common shares issued in connection with the separation to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the NYSE. The issue and transfer of more than 20% of our shares involving any persons regarded as resident in Bermuda for exchange control purposes requires prior authorization from the Bermuda Monetary Authority. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this information statement.

Transfer Agent and Registrar

        The transfer agent and registrar for our common shares is Mellon Investor Services.

Listing

        We have applied to list our common shares on The New York Stock Exchange, Inc. and on the Bermuda Stock Exchange. We expect that our shares will trade on the New York Stock Exchange and the Bermuda Stock Exchange under the ticker symbol "TEL."

Liability and Indemnification of Directors and Officers

        Under our bye-laws, we may indemnify directors or officers for any loss or liability attaching to them from negligence, default, breach of duty or breach of trust for which a director or officer may be liable, except that we may not indemnify for fraud or dishonesty, conscious, intentional or willful breaches of an obligation to act honestly or in good faith in our best interests or claims for recovery of any gain, personal profit or advantage to which the director or officer is not legally entitled. Bermuda law permits us to maintain insurance to compensate for any liability incurred by a director or officer in their official capacity or to indemnify for loss or liability related to negligence, default, breach of duty or breach of trust.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Form 10 with respect to the common shares that Tyco International shareholders will receive in the distribution. This information statement does not contain all of the information contained in the Form 10 and the exhibits and schedules to the Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the separation, reference is made to the Form 10 and the exhibits to the Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Form 10. Each statement is qualified in all respects by the relevant reference.

        You may inspect and copy the Form 10 and the exhibits to the Form 10 that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which you can electronically access the Form 10, including the exhibits and schedules to the Form 10.

        We maintain an Internet site at http://www.tycoelectronics.com. Our website and the information contained on that site, or connected to that site, are not incorporated into the information statement or the registration statement on Form 10.

        Because of the distribution, we will be required to comply with the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

        We plan to make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. In addition, we will post the charters of our Audit Committee, Compensation and Human Resources Committee and Nominating, Governance and Compliance Committee, as well as our Board Governance Principles and Guide to Ethical Conduct, on our website under the heading "Corporate Governance". These charters and principles are not incorporated in this report by reference. We also will provide a copy of these documents free of charge to shareholders upon request.

INDEX TO INTERIM FINANCIAL STATEMENTS

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.

Combined Statements of Income for the Six Months Ended March 30, 2007 and March 31, 2006 (Unaudited)	F-2
Combined Balance Sheets as of March 30, 2007 and September 29, 2006, as restated (Unaudited)	F-3
Combined Statements of Cash Flows for the Six Months Ended March 30, 2007 and March 31, 2006 (Unaudited)	F-4
Notes to Combined Financial Statements (Unaudited)	F-5

TYCO ELECTRONICS LTD.

Statements of Income for the Six Months Ended March 30, 2007 and March 31, 2006 (Unaudited)	F-30
Balance Sheets as of March 30, 2007 and September 29, 2006 (Unaudited)	F-31
Statements of Cash Flows for the Six Months Ended March 30, 2007 and March 31, 2006 (Unaudited)	F-32
Notes to Financial Statements (Unaudited)	F-33

INDEX TO ANNUAL FINANCIAL STATEMENTS

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.

Report of Independent Registered Public Accounting Firm	F-34
Combined Statements of Income (restated) for the Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004	F-35
Combined Balance Sheets (restated) as of September 29, 2006 and September 30, 2005	F-36
Combined Statements of Parent Company Equity (restated) for the Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004	F-37
Combined Statements of Cash Flows (restated) for the Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004	F-38
Notes to Combined Financial Statements	F-39
Schedule II—Valuation and Qualifying Accounts	F-96

TYCO ELECTRONICS LTD.

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.
COMBINED STATEMENTS OF INCOME (UNAUDITED)

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	(in millions)
Net sales	$6,662	$6,086
Cost of sales	4,970	4,474

Gross income	1,692	1,612
Selling, general, and administrative expenses	878	795
Restructuring and other charges, net	25	10

Income from operations	789	807
Interest income	29	25
Interest expense	(118)	(136)

Income from continuing operations before income taxes and minority interest	700	696
Income taxes	(189)	(152)
Minority interest	(2)	(2)

Income from continuing operations	509	542
Income (loss) from discontinued operations, net of income taxes	49	(8)

Income before cumulative effect of accounting change	558	534
Cumulative effect of accounting change, net of income taxes	—	(8)

Net income	$558	$526

See Notes to Combined Financial Statements.

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.
COMBINED BALANCE SHEETS (UNAUDITED)

	March 30, 2007	September 29, 2006 (Restated)
	(in millions)
Assets
Current Assets:
Cash and cash equivalents	$505	$470
Accounts receivable, net of allowance for doubtful accounts of $66 and $64, respectively	2,569	2,544
Inventories	2,198	1,966
Prepaid expenses and other current assets	477	450
Deferred income taxes	369	368
Assets held for sale	—	242

Total current assets	6,118	6,040
Property, plant, and equipment, net	3,465	3,133
Goodwill	7,156	7,135
Intangible assets, net	1,010	1,028
Deferred income taxes	1,361	1,501
Other assets	254	254

Total Assets	$19,364	$19,091

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt, including amounts due to Tyco International Ltd. and affiliates of $585 and $285, respectively	$597	$291
Accounts payable	1,309	1,300
Accrued and other current liabilities	1,088	1,331
Deferred revenue	183	161
Liabilities held for sale	—	56

Total current liabilities	3,177	3,139
Long-term debt, including amounts due to Tyco International Ltd. and affiliates of $2,954 and $3,225, respectively	3,099	3,371
Long-term pension and postretirement liabilities	563	498
Deferred income taxes	387	380
Other liabilities	503	527

Total Liabilities	7,729	7,915

Commitments and contingencies (Note 10)
Minority interest	16	16
Parent Company Equity:
Parent company investment	10,726	10,490
Accumulated other comprehensive income	893	670

Total Parent Company Equity	11,619	11,160

Total Liabilities and Parent Company Equity	$19,364	$19,091

See Notes to Combined Financial Statements.

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.
COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	(in millions)
Cash Flows From Operating Activities:
Net income	$558	$526
(Income) loss from discontinued operations, net of income taxes	(49)	8
Cumulative effect of accounting change, net of income taxes	—	8

Income from continuing operations	509	542
Adjustments to reconcile net cash provided by operating activities:
Depreciation and amortization	285	259
Deferred income taxes	43	—
Provision for losses on accounts receivable and inventory	53	43
Other	(3)	2
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
Accounts receivable, net	23	(50)
Inventories	(231)	(266)
Other current assets	(3)	(26)
Accounts payable	(17)	198
Accrued and other liabilities	(75)	71
Deferred revenue	18	—
Long-term pension and postretirement liabilities	21	19
Other	(48)	(80)

Net cash provided by operating activities	575	712
Net cash provided by (used in) discontinued operating activities	4	(2)

Cash Flows From Investing Activities:
Capital expenditures	(610)	(255)
Proceeds from sale of property, plant, and equipment	35	8
Acquisition of businesses, net of cash acquired	—	(5)
Purchase accounting and holdback/earn-out liabilities	—	(2)
Divestiture of businesses, net of cash retained by businesses sold	227	—
Increase in investments	(3)	(1)
Other	1	24

Net cash used in investing activities	(350)	(231)
Net cash used in discontinued investing activities	(2)	(79)

Cash Flows From Financing Activities:
Change in short-term debt, net	10	5
Allocated debt activity	29	(807)
Repayment of long-term debt	(7)	(111)
Change in parent company investment	(240)	482
Minority interest distributions paid	(3)	(9)
Other	8	—

Net cash used in financing activities	(203)	(440)
Net cash provided by discontinued financing activities	4	81

Effect of currency translation on cash	13	4
Net increase in cash and cash equivalents	41	45
Less: net increase in cash related to discontinued operations	(6)	—
Cash and cash equivalents at beginning of period	470	284

Cash and cash equivalents at end of period	$505	$329

See Notes to Combined Financial Statements.

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Presentation, Summary of Significant Accounting Policies, and Restatement

  The Separation

        On January 13, 2006, Tyco International Ltd. announced that its board of directors approved a plan to separate Tyco International Ltd. ("Tyco International" or "Parent") into three independent, publicly-traded companies (the "Separation"), identifying its electronics businesses of Tyco International Ltd. as one of those three public companies. Upon the Separation, Tyco Electronics Ltd. will be the parent company which will own the electronics businesses as of the Separation date and whose shares will be owned by the existing Tyco International shareholders. The electronics businesses of Tyco International Ltd. ("Tyco Electronics" or the "Company"), presented herein, represent a combined reporting entity comprised of the assets and liabilities used in managing and operating the Tyco International electronics businesses and includes Tyco Electronics Ltd. Certain subsidiaries have disposed of some of the operations previously owned. Where appropriate, these operations have been reflected as discontinued operations in the Combined Financial Statements presented herein.

        Tyco International intends to accomplish the Separation through distributions of shares to Tyco International shareholders that are tax-free for U.S. federal income tax purposes (the "Distribution"). Following the Distribution, Tyco International's shareholders will own 100% of the equity in all three companies. The Separation will not require a vote by Tyco International shareholders.

  Basis of Presentation

        The unaudited Combined Financial Statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Combined Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ materially from these estimates. In management's opinion, the unaudited Combined Financial Statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire fiscal year or any subsequent interim period. These financial statements should be read in conjunction with the Company's audited Annual Combined Financial Statements included elsewhere in this registration statement.

        Additionally, the Combined Financial Statements do not necessarily reflect what the Company's combined results of operations, financial position, and cash flows would have been had it operated as an independent, publicly-traded company during the periods presented. To the extent that an asset, liability, revenue, or expense is directly associated with the Company, it is reflected in the accompanying Combined Financial Statements. Certain general corporate overhead, other expenses, and debt and related net interest expense have been allocated by Tyco International to the Company. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly-traded company for the periods presented. Refer to Note 11 for further information regarding allocated expenses.

        Unless otherwise indicated, references in the Combined Financial Statements to fiscal 2007 and fiscal 2006 are to the Company's fiscal years ending September 28, 2007 and September 29, 2006, respectively.

  Restatement

        The Company restated its Combined Balance Sheet at September 29, 2006. The restatement reflects adjustments to correct errors in accounting for income taxes, as well as an immaterial balance sheet adjustment related to deferred revenue.

        Subsequent to the issuance of the Company's Annual Combined Financial Statements, in connection with a review of Tyco International's income tax accounts, errors were discovered relating to accounting for income taxes. These errors primarily related to maintaining and tax effecting jurisdictional data and the classification of tax amounts in the Combined Balance Sheets. The more significant errors related to: (1) the treatment of taxes associated with impairment charges, (2) tax rate differentials on non-US income tax accruals, and (3) misclassification within the balance sheet related to income taxes.

        The following table summarizes the impact of the adjustments discussed above on the Company's Combined Balance Sheet as of September 29, 2006:

	September 29, 2006
	As Previously Reported	Restated
	(in millions)
Assets
Prepaid expenses and other current assets	$438	$450
Deferred income taxes	263	368
Total current assets	5,923	6,040
Deferred income taxes	1,795	1,501
Total Assets	19,268	19,091
Liabilities and Parent Company Equity
Accrued and other current liabilities	$1,341	$1,331
Deferred revenue	196	161
Total current liabilities	3,184	3,139
Deferred income taxes	493	380
Other liabilities	556	527
Total Liabilities	8,102	7,915
Parent company investment	10,480	10,490
Total Parent Company Equity	11,150	11,160
Total Liabilities and Parent Company Equity	19,268	19,091

  Cumulative Effect of Accounting Change

        The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement 143," during fiscal 2006. FIN 47 clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 requires that conditional asset retirement obligations, along with the associated capitalized asset retirement costs, be initially reported at their fair values. Upon adoption, the Company recognized a liability of $16 million for asset retirement obligations and an increase of

$4 million in the carrying amount of the related assets. The initial recognition resulted in a cumulative effect of accounting change of $8 million after-tax, $12 million pre-tax, reflecting the accumulated depreciation and accretion that would have been recognized in prior periods had the provisions of FIN 47 been in effect at the time.

  Recently Issued Accounting Pronouncements

        In February 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits an entity, on a contract-by-contract basis to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for the Company in the first quarter of fiscal 2009. The Company is currently assessing the impact that SFAS No. 159 will have on the results of its operations, financial position, or cash flows.

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Under SFAS No. 158, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company currently uses a measurement date of August 31st. SFAS No. 158 also requires additional disclosure in the notes to the financial statements. The recognition provisions of SFAS No. 158 are effective at the end of fiscal 2007, while the measurement date provisions will become effective in fiscal 2009. The Company is currently assessing the impact of SFAS No. 158 on its Combined Financial Statements. Based on the funded status of its defined benefit and other postretirement plans as of September 29, 2006, the Company estimates that it would recognize a net $219 million liability through a reduction in shareholders' equity. The ultimate amounts recorded are highly dependent on various estimates and assumptions including, among other things, the discount rate selected, future compensation levels, and performance of plan assets. Changes in these assumptions could increase or decrease the estimated impact of implementing SFAS No. 158.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 is effective for Tyco Electronics in the first quarter of fiscal 2009. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on the results of its operations, financial position, or cash flows.

        In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for Tyco Electronics in the first quarter of fiscal 2008. The Company is currently assessing the impact that FIN 48 will have on the results of its operations, financial position, or cash flows.

2.    Restructuring and Other Charges, Net

        Charges (credits) to operations by segment during the first six months of fiscal 2007 and the first six months of fiscal 2006 are as follows:

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	(in millions)
Electronic Components	$16	$8
Network Solutions	—	8
Wireless Systems	3	2
Other	6	(6)

	$25	$12

        Amounts recognized in the Combined Statements of Income during first six months of fiscal 2007 and the first six months of fiscal 2006 are as follows:

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	(in millions)
Restructuring and other charges, net:
Cash charges	$23	$9
Non-cash charges	2	1

Total restructuring and other charges, net	25	10
Cost of sales	—	2

	$25	$12

        Activity in the Company's restructuring reserves during the first six months of fiscal 2007 is summarized as follows:

	Balance at September 29, 2006	Charges	Utilization	Reclass/ Transfers(1)	Currency Translation	Balance at March 30, 2007
	(in millions)
Fiscal 2007 Actions:
Employee severance	$—	$22	$—	$—	$—	$22
Facilities exit costs	—	—	(1)	1	—	—

Total	—	22	(1)	1	—	22

Fiscal 2006 Actions:
Employee severance	3	—	(2)	—	—	1
Facilities exit costs	2	—	(1)	—	—	1

Total	5	—	(3)	—	—	2

Pre-Fiscal 2006 Actions:
Facilities exit costs	66	1	(7)	7	2	69

Total Activity	$71	$23	$(11)	$8	$2	$93

(1)
In the first quarter of fiscal 2007, the Printed Circuit Group business was sold and $8 million of restructuring liabilities were retained by the Company. See Note 3.

  Fiscal 2007 Actions

        The Company initiated restructuring programs during the first six months of fiscal 2007 relating to the exit of manufacturing operations in the Electronic Components segment, the rationalization of certain product lines in the Wireless Systems segment, and the reduction of workforce in the Other segment. In connection with these actions, during the first six months of fiscal 2007, the Company recorded restructuring charges of $22 million, primarily related to employee severance and benefits. The Company expects to complete all restructuring activities commenced in the first six months of fiscal 2007 by the end of 2008 and to incur total charges of approximately $44 million relating to these initiated actions.

  Fiscal 2006 and Prior Actions

        During the first six months of fiscal 2007, the Company recorded restructuring charges of $1 million related to interest accretion on restructuring reserves for activities announced in prior fiscal years.

        During the first six months of fiscal 2006, the Company recorded restructuring charges of $12 million primarily related to severance and benefits. Also, the Company completed restructuring activities announced in prior years for amounts less than originally anticipated and accordingly reversed $3 million of restructuring reserves during the first six months of fiscal 2006.

  Non-Cash Charges

        During the first six months of fiscal 2007, the Company recorded non-cash charges of $2 million related to fixed assets in connection with exited manufacturing operations.

        During the first six months of fiscal 2006, the Company recorded non-cash charges of $3 million, including $2 million in cost of goods sold for write-downs in carrying value of inventory related to exited product lines.

  Total Restructuring Reserves

        The Company's restructuring reserves by segment are as follows:

	March 30, 2007	September 29, 2006
	(in millions)
Electronic Components	$17	$1
Network Solutions	—	3
Wireless Systems	2	3
Other	74	64

Restructuring reserves	$93	$71

        Restructuring reserves were included in the Company's Combined Balance Sheets as follows:

	March 30, 2007	September 29, 2006
	(in millions)
Accrued and other current liabilities	$38	$16
Other liabilities	55	55

Restructuring reserves	$93	$71

3.    Discontinued Operations

        During fiscal 2006, the Company entered into a definitive agreement to divest the Printed Circuit Group business. During the first quarter of fiscal 2007, the Company consummated the sale of the Printed Circuit Group business for $227 million in net cash proceeds and recorded a $45 million pre-tax gain on the sale. The Printed Circuit Group business met the held for sale and discontinued operations criteria and has been included in discontinued operations in all periods presented.

        The following table reflects net sales, pre-tax loss from discontinued operations, pre-tax gain on sale of discontinued operations, and income taxes for the first six months of fiscal 2007 and the first six months of fiscal 2006:

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	(in millions)
Net sales	$30	$218

Pre-tax loss from discontinued operations	(2)	(2)
Pre-tax gain on sale of discontinued operations	45	—
Income taxes	6	(6)

Income (loss) from discontinued operations, net of income taxes	$49	$(8)

        The following table presents balance sheet information for discontinued operations and other businesses and assets held for sale at fiscal year end 2006:

September 29, 2006
(in millions)
Accounts receivable, net	$78
Inventories	57
Property, plant, and equipment, net	107

Total assets	$242

Accounts payable	$37
Accrued and other current liabilities	17
Other liabilities	2

Total liabilities	$56

        The Company paid cash related to holdback and earn-out liabilities of approximately $74 million during the first six months of fiscal 2006 relating to certain prior period acquisitions. The total cash paid was reported in discontinued operations as it related to the Printed Circuit Group business.

4.    Inventories

        Inventories consist of the following:

	March 30, 2007	September 29, 2006
	(in millions)
Raw materials	$379	$340
Work in progress	821	706
Finished goods	998	920

Inventories	$2,198	$1,966

5.    Goodwill

        The changes in the carrying amount of goodwill by segment are as follows:

	Electronic Components	Network Solutions	Wireless Systems	Total
	(in millions)
Balance at September 29, 2006	$5,973	$843	$319	$7,135
Purchase accounting adjustments	1	1	—	2
Currency translation	16	3	—	19

Balance at March 30, 2007	$5,990	$847	$319	$7,156

6.    Intangible Assets, Net

        The Company's intangible assets are as follows:

	March 30, 2007				September 29, 2006
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period
	($ in millions)
Amortizable:
Intellectual property	$1,501	$(503)	$998	22 years	$1,479	$(462)	$1,017	22 years
Other	14	(3)	11	50 years	11	(2)	9	50 years

Total amortizable	$1,515	$(506)	$1,009	22 years	$1,490	$(464)	$1,026	22 years
Non-amortizable	1	—	1		2	—	2

Intangible assets	$1,516	$(506)	$1,010		$1,492	$(464)	$1,028

        Intangible asset amortization expense for the first six months of fiscal 2007 and the first six months of fiscal 2006 was $35 million and $34 million, respectively. The estimated aggregate amortization expense on intangible assets currently owned by the Company is expected to be as follows:

(in millions)
Remainder of fiscal 2007	$35
Fiscal 2008	69
Fiscal 2009	68
Fiscal 2010	68
Fiscal 2011	68
Fiscal 2012	66
Thereafter	635

$1,009

7.    Debt

        Debt is as follows:

	March 30, 2007	September 29, 2006
	(in millions)
Due to Tyco International Ltd. and affiliates	$3,539	$3,510
7.2% notes due 2008	86	86
Other	71	66

Total debt	3,696	3,662
Less current portion	597	291

Long-term debt	$3,099	$3,371

        For the first six months of fiscal 2007 and the first six months of fiscal 2006, Tyco International has allocated to Tyco Electronics interest expense of $111 million and $120 million, respectively, and interest income of $16 million and $19 million, respectively.

        Management believes the allocation basis for debt and net interest expense is reasonable based on the historical financing needs of Company. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented.

        The Company expects to issue third-party debt or to be assigned debt by Tyco International based on an anticipated initial post-separation capital structure for the Company. The amount of debt which could be issued or assigned may materially differ from the amounts presented herein. The allocated debt amounts, presented as "Due to Tyco International Ltd. and affiliates," have been classified on the Combined Balance Sheets based on the maturities of Tyco International's underlying debt. When the allocated debt is replaced with third party debt or debt is assigned from Tyco International, the maturities of such debt will be determined. Tyco International will not require repayment of such amounts on an accelerated basis. See Note 16.

        Certain of the Company's operating subsidiaries have overdraft and similar types of facilities, which total $380 million, of which $321 million was undrawn and available at March 30, 2007. These facilities, most of which are renewable, expire at various dates through the year 2013 and are established primarily within the Company's international operations.

8.    Guarantees

        In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

        The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 10 for a discussion of these liabilities.

        At September 29, 2006, the Company had a $54 million obligation under an off-balance sheet leasing arrangement for five cable laying sea vessels which was recorded in the accompanying Combined Balance Sheet based on the estimated fair value of the vessels. Upon expiration of this lease in October 2006, the Company exercised its option to buy these vessels for $280 million and, accordingly, the residual guarantee was settled.

        In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations, or cash flows.

        The Company generally records estimated product warranty costs at the time of sale. The changes in the Company's warranty liability for the first six months of fiscal 2007 and the first six months of fiscal 2006 are as follows:

	For the Six Months Ended
	March 30, 2007	March 31, 2006
	(in millions)
Balance at beginning of period	$30	$43
Warranties issued	2	1
Warranty expirations and changes in estimate	(4)	(8)
Settlements	(2)	(2)

Balance at end of period	$26	$34

9.    Retirement Plans

        Effective January 1, 2007, Tyco International legally separated a co-mingled pension plan which contained participants of both the Company and another Tyco International subsidiary. As a result, the Company re-measured the assets and projected benefit obligation of the separated pension plan based on the Employee Retirement Income Security Act ("ERISA") prescribed calculation. The re-measurement resulted in an increase of $20 million to deferred income tax assets, an increase of $54 million to long-term pension and postretirement liabilities, and a decrease of $34 million to the minimum pension liability, a component of shareholders' equity.

        The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans and postretirement benefit plans in the first six months of fiscal 2007 and the first six months of fiscal 2006 is as follows:

	Defined Benefit Pension Plans				Postretirement Benefit Plans
	U.S. Plans		Non-U.S. Plans
	For the Six Months Ended		For the Six Months Ended		For the Six Months Ended
	March 30, 2007	March 31, 2006	March 30, 2007	March 31, 2006	March 30, 2007	March 31, 2006
	(in millions)
Service cost	$2	$2	$29	$31	$—	$—
Interest cost	28	25	34	30	2	1
Expected return on plan assets	(37)	(36)	(29)	(25)	—	—
Amortization of net actuarial loss	6	7	9	12	—	—

Net periodic benefit cost	$(1)	$(2)	$43	$48	$2	$1

        As previously discussed in the Annual Combined Financial Statements for the fiscal year ended September 29, 2006, the Company anticipates that, at a minimum, it will make the minimum required contributions to its pension plans in fiscal 2007 of $2 million for U.S. plans and $57 million for non-U.S. plans. During the first six months of fiscal 2007, the Company contributed $32 million to its U.S. and non-U.S. plans.

        As previously discussed in the Annual Combined Financial Statements for the fiscal year ended September 29, 2006, the Company expects to make contributions to its postretirement benefit plans of $5 million in fiscal 2007. During the first six months of fiscal 2007, the Company contributed $3 million to its postretirement benefit plans.

10.    Commitments and Contingencies

        At March 30, 2007, the Company had a contingent purchase price commitment of $80 million related to the fiscal 2001 acquisition of Com-Net by the Wireless Systems segment. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State has approved the system based on the guidelines set forth in the contract. A liability for this contingency has not been recorded in the Company's Combined Financial Statements as the outcome of this contingency cannot be reasonably determined.

        As a part of the Separation and Distribution Agreement to be entered into at the separation date, any existing or potential liabilities related to Tyco International's outstanding litigation will be assigned if Tyco Electronics is specifically identified in the lawsuit. However, any existing or potential liabilities that cannot be associated with Tyco Electronics will be allocated appropriately and post-separation sharing agreements will be established. Tyco International's various outstanding litigation proceedings are discussed below. Tyco Electronics will be responsible for certain potential liabilities that may arise upon the settlement of the pending litigation based on the post-separation sharing agreement. If Tyco International or Covidien were to default on their obligation to pay their allocated share of these liabilities, however, we would be required to pay additional amounts.

  Class Actions

        As a result of actions taken by Tyco International's former senior corporate management, Tyco International, some members of Tyco International's former senior corporate management, former members of Tyco International's board of directors, Tyco International's former General Counsels and former Chief Financial Officer, and Tyco International's current Chief Executive Officer are named defendants in a number of purported class actions alleging violations of the disclosure provisions of the federal securities laws. Tyco International, certain of its current and former employees, some members of its former senior corporate management, and some former members of its board of directors also are named as defendants in several ERISA class actions. In addition, some members of Tyco International's former senior corporate management are subject to a SEC inquiry. The findings and outcomes of the SEC inquiry may affect the course of the purported securities class actions and ERISA class actions pending against Tyco International. Tyco International is generally obligated to indemnify its directors and officers and its former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, Tyco International's insurance carriers may decline coverage, or Tyco International's coverage may be insufficient to cover its expenses and liability, in some or all of these matters. While Tyco International has from time to time engaged plaintiffs' counsel in settlement discussions, Tyco International is unable at this time to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters. As a result, Tyco Electronics' share of such potential losses is also not estimable. However, it is possible that Tyco Electronics' portion of such liability would have a material adverse effect on its financial position, results of operations, or cash flows. See Note 16 for further information regarding the class action settlement.

  Investigations

        Tyco International and others have received various subpoenas and requests from the SEC's Division of Enforcement, the United States Department of Labor, the General Service Administration, and others seeking the production of voluminous documents in connection with various investigations into Tyco International's governance, management, operations, accounting, and related controls. The Department of Labor is investigating Tyco International and the administrators of certain of its benefit plans. Tyco International cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties. It is not possible to estimate the amount of loss, or range of possible loss, if any, that might result from an adverse resolution of these matters. As a result, Tyco Electronics share of such potential losses is also not estimable and may have a material adverse effect on its financial position, results of operations, or cash flows.

  Intellectual Property and Antitrust Litigation

        The Company is a party to a number of patent infringement and antitrust actions that may require the Company to pay damage awards. The Company has assessed the status of these matters and has recorded liabilities related to certain of these matters where appropriate.

  Environmental Matters

        The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. As of March 30, 2007, the Company concluded that it was probable that it would incur remedial costs in the range of approximately $10 million to $25 million. As of March 30, 2007, the Company concluded that the best estimate within this range is approximately $16 million, of which $3 million is included in accrued and other current liabilities and $13 million is included in other liabilities on the Combined Balance Sheets. In view of the Company's financial position and reserves for environmental matters of $16 million, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations, or cash flows.

  Income Taxes

        The Company and its subsidiaries' income tax returns are periodically examined by various regulatory tax authorities. In connection with such examinations, tax authorities, including the United States Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. The Company and Tyco International are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that management has assessed as probable and estimable and which relate specifically to the Tyco Electronics business have been recorded. While the timing and ultimate resolution of these matters is uncertain, it is reasonably possible that certain of these matters could be resolved during fiscal 2007. In addition, the Company may be required to pay additional taxes for contingencies not related to the electronics businesses as a result of the liability sharing arrangements with Tyco International and Covidien which will be entered into at the separation date.

        The IRS continues to audit the 1997 through 2000 fiscal years. In fiscal 2004, Tyco International submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns, resulting in a reduction in the taxable income previously filed. During fiscal 2006, the IRS accepted substantially all of the proposed adjustments. Also during fiscal 2006, Tyco International developed proposed amendments to U.S. federal income tax returns for additional periods through fiscal 2002. On the basis of the previously accepted amendments, the Company has determined that acceptance of these adjustments is probable and accordingly, has recorded them, as well as the impacts of the adjustments accepted by the IRS, in the Combined Financial Statements. These adjustments resulted in a $205 million net decrease in deferred income tax assets and a $205 million decrease in other liabilities in fiscal 2006. Such adjustments did not have a material impact on the Company's results of operations or cash flows.

        Tyco International has yet to complete proposed amendments to its U.S. federal income tax returns for periods subsequent to fiscal 2002, which will primarily reflect the roll forward through fiscal 2006 of the amendments for the 1997 to 2002 fiscal periods. When the Company's tax return positions are updated, additional adjustments may be identified and recorded in the Combined Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations, or cash flows.

        At Separation, pursuant to a tax sharing agreement, the Company will be allocated a portion of Tyco International's tax contingency liabilities. Such liabilities are not reflected in the accompanying financial statements. It is expected that the impact of this allocation will be material.

  Other Matters

        The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions, and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations, or cash flows.

11.    Related Party Transactions

  Trade Activity

        Accounts receivable includes $11 million and $14 million of receivables from Tyco International and its affiliates at March 30, 2007 and September 29, 2006, respectively. The Company sells certain of its manufactured products consisting primarily of connectors and cable assemblies to Tyco International and its affiliates, at prices which approximate fair value. Sales to Tyco International and its affiliates, which are included in net sales on the Combined Statements of Income, were $40 million and $38 million during the first six months of fiscal 2007 and the first six months of fiscal 2006, respectively. Purchases from Tyco International and its affiliates were $3 million in both the first six months of fiscal 2007 and the first six months of fiscal 2006.

  Debt and Related Items

        The Company was allocated a portion of Tyco International's consolidated debt and net interest expense. Note 7 provides further information regarding these allocations.

  Allocated Expenses

        The Company was allocated general corporate overhead expenses from Tyco International for corporate-related functions based on a pro-rata percentage of Tyco International's consolidated net revenue. General corporate overhead expenses primarily related to centralized corporate functions, including treasury, tax, legal, internal audit, human resources, and risk management functions. During the first six months of fiscal 2007 and the first six months of fiscal 2006, the Company was allocated $107 million and $93 million, respectively, of general corporate overhead expenses incurred by Tyco International, which are included within selling, general, and administrative expenses in the Combined Statements of Income.

        As discussed in Note 1, the Company believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses from Tyco International are reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been or will be incurred by the Company if it were to operate as an independent, publicly-traded company. As such, the financial information herein may not necessarily reflect the combined financial position, results of operations, and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly-traded company during the periods presented.

12.    Share Plans

        Effective October 1, 2005, Tyco International adopted the provisions of SFAS No. 123R, "Share-Based Payment," using the modified prospective transition method. Total share-based compensation cost of $41 million and $34 million has been recognized by the Company during the first six months of fiscal 2007 and the first six months of fiscal 2006, respectively, and included in the Combined Statements of Income within selling, general, and administrative expenses.

        Tyco International and the Company issued annual share-based compensation grants during the first quarter of each fiscal year. The total number and type of awards granted primarily in connection with the annual grant and the related weighted-average grant-date fair values, were as follows:

	For the Six Months Ended
	March 30, 2007		March 31, 2006
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
	(in millions, except per share data)
Share options	2,427,302	$9.53	2,170,500	$8.97
Restricted share awards	1,453,880	30.34	1,350,147	29.14
Performance shares	—	—	139,200	29.00

Total awards	3,881,182		3,659,847

        The options granted in fiscal 2007 vest in equal annual installments over a period of four years. The restricted share awards granted in fiscal 2007 vest in one-third increments over a period of four years beginning in year two.

        The weighted-average assumptions used in the Black-Scholes option pricing model were as follows:

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Expected stock price volatility	32%	34%
Risk free interest rate	4.3%	4.2%
Expected annual dividend per share	$0.40	$0.40
Expected life of options (years)	5.1	4.4

13.    Comprehensive Income

        Comprehensive income consists of the following:

	For the Six Months Ended
	March 30, 2007	March 31, 2006
Net income	$558	$526
Currency translation	258	(82)
Unrealized loss on marketable securities, net of income taxes	(1)	(1)
Minimum pension liability, net of income taxes	(34)	—

Total comprehensive income	$781	$443

14.    Combined Segment Data

        Selected information by business segment is presented in the following table:

	Electronic Components	Network Solutions	Wireless Systems	Other	Total
	(in millions)
For the Six Months Ended March 30, 2007:
Net sales(1)	$4,930	$875	$426	$431	$6,662
Income (loss) from operations	678	113	24	(26)	789
For the Six Months Ended March 31, 2006:
Net sales(1)	4,498	805	408	375	6,086
Income (loss) from operations	686	120	30	(29)	807
March 30, 2007:
Segment assets(2)	$3,517	$655	$312	$283	$4,767
September 29, 2006:
Segment assets(2)	3,320	592	314	284	4,510

(1)
Intersegment sales are not material and are recorded at selling prices that approximate market prices.

(2)
Segment assets are comprised of accounts receivable and inventory.

15.    Tyco Electronics Group S.A.

        In December 2006, Tyco Electronics Group S.A. ("TEGSA"), a Luxembourg company, was formed in connection with the Separation and will be a wholly owned subsidiary of Tyco Electronics Ltd. TEGSA is a holding company established to directly, or indirectly, own all of the operating subsidiaries of Tyco Electronics Ltd., to issue debt securities and to perform treasury operations. Upon formation, TEGSA held $50 thousand in cash and had share capital of $50 thousand. TEGSA is in the process of registering and issuing debt securities, and upon completion of any debt offering, the registered debt securities will be fully and unconditionally guaranteed by its parent, Tyco Electronics Ltd. Once certain internal reorganizations are completed prior to the Separation, TEGSA will own, directly or indirectly, all the operating subsidiaries of the Company. The following tables present the historical combined financial information for Tyco Electronics Ltd., and all other subsidiaries for the purposes of illustrating the composition of Tyco Electronics Ltd. and the other subsidiaries prior to TEGSA establishing the respective ownership in connection with the Separation.

Combined Statement of Income
For the Six Months Ended March 30, 2007

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Total
	(in millions)
Net sales	$—	$—	$6,662	$6,662
Cost of sales	—	—	4,970	4,970

Gross income	—	—	1,692	1,692
Selling, general, and administrative expenses	—	—	878	878
Restructuring and other charges, net	—	—	25	25

Income from operations	—	—	789	789
Interest income	—	—	29	29
Interest expense	—	—	(118)	(118)

Income from continuing operations before income taxes and minority interest	—	—	700	700
Income taxes	—	—	(189)	(189)
Minority interest	—	—	(2)	(2)

Income from continuing operations	—	—	509	509
Income from discontinued operations, net of income taxes	—	—	49	49

Net income	$—	$—	$558	$558

Combined Statement of Income
For the Six Months Ended March 31, 2006

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Total
	(in millions)
Net sales	$—	$—	$6,086	$6,086
Cost of sales	—	—	4,474	4,474

Gross income	—	—	1,612	1,612
Selling, general, and administrative expenses	—	—	795	795
Restructuring and other charges, net	—	—	10	10

Income from operations	—	—	807	807
Interest income	—	—	25	25
Interest expense	—	—	(136)	(136)

Income from continuing operations before income taxes and minority interest	—	—	696	696
Income taxes	—	—	(152)	(152)
Minority interest	—	—	(2)	(2)

Income from continuing operations	—	—	542	542
Loss from discontinued operations, net of income taxes	—	—	(8)	(8)

Income before cumulative effect of accounting change	—	—	534	534
Cumulative effect of accounting change, net of income taxes	—	—	(8)	(8)

Net income	$—	$—	$526	$526

Combined Balance Sheet
As of March 30, 2007

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Total
	(in millions)
Assets
Current Assets:
Cash and cash equivalents	$—	$—	$505	$505
Accounts receivable, net	—	—	2,569	2,569
Inventories	—	—	2,198	2,198
Prepaid expenses and other current assets	—	—	477	477
Deferred income taxes	—	—	369	369

Total current assets	—	—	6,118	6,118
Property, plant, and equipment, net	—	—	3,465	3,465
Goodwill	—	—	7,156	7,156
Intangible assets, net	—	—	1,010	1,010
Deferred income taxes	—	—	1,361	1,361
Other assets	—	—	254	254

Total Assets	$—	$—	$19,364	$19,364

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt	$—	$—	$597	$597
Accounts payable	—	—	1,309	1,309
Accrued and other current liabilities	—	—	1,088	1,088
Deferred revenue	—	—	183	183

Total current liabilities	—	—	3,177	3,177
Long-term debt	—	—	3,099	3,099
Long-term pension and postretirement liabilities	—	—	563	563
Deferred income taxes	—	—	387	387
Other liabilities	—	—	503	503

Total Liabilities	—	—	7,729	7,729

Minority interest	—	—	16	16
Parent company equity	—	—	11,619	11,619

Total Liabilities and Parent Company Equity	$—	$—	$19,364	$19,364

Combined Balance Sheet
As of September 29, 2006

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Total
	(in millions)
Assets
Current Assets:
Cash and cash equivalents	$—	$—	$470	$470
Accounts receivable, net	—	—	2,544	2,544
Inventories	—	—	1,966	1,966
Prepaid expenses and other current assets	—	—	450	450
Deferred income taxes	—	—	368	368
Assets held for sale	—	—	242	242

Total current assets	—	—	6,040	6,040
Property, plant, and equipment, net	—	—	3,133	3,133
Goodwill	—	—	7,135	7,135
Intangible assets, net	—	—	1,028	1,028
Deferred income taxes	—	—	1,501	1,501
Other assets	—	—	254	254

Total Assets	$—	$—	$19,091	$19,091

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt	$—	$—	$291	$291
Accounts payable	—	—	1,300	1,300
Accrued and other current liabilities	—	—	1,331	1,331
Deferred revenue	—	—	161	161
Liabilities held for sale	—	—	56	56

Total current liabilities	—	—	3,139	3,139
Long-term debt	—	—	3,371	3,371
Long-term pension and postretirement liabilities	—	—	498	498
Deferred income taxes	—	—	380	380
Other liabilities	—	—	527	527

Total Liabilities	—	—	7,915	7,915

Minority interest	—	—	16	16
Parent company equity	—	—	11,160	11,160

Total Liabilities and Parent Company Equity	$—	$—	$19,091	$19,091

Combined Statement of Cash Flows
For the Six Months Ended March 30, 2007

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Total
	(in millions)
Cash Flows From Operating Activities:
Net cash provided by operating activities	$—	$—	$575	$575
Net cash provided by discontinued operating activities	—	—	4	4

Cash Flows From Investing Activities:
Capital expenditures	—	—	(610)	(610)
Proceeds from sale of property, plant, and equipment	—	—	35	35
Divestiture of businesses, net of cash retained by businesses sold	—	—	227	227
Increase in investments	—	—	(3)	(3)
Other	—	—	1	1

Net cash used in investing activities	—	—	(350)	(350)
Net cash used in discontinued investing activities	—	—	(2)	(2)

Cash Flows From Financing Activities:
Change in short-term debt, net	—	—	10	10
Allocated debt activity	—	—	29	29
Repayment of long-term debt	—	—	(7)	(7)
Change in parent company investment	—	—	(240)	(240)
Minority interest distributions paid	—	—	(3)	(3)
Other	—	—	8	8

Net cash used in financing activities	—	—	(203)	(203)
Net cash provided by discontinued financing activities	—	—	4	4

Effect of currency translation on cash	—	—	13	13
Net increase in cash and cash equivalents	—	—	41	41
Less: net increase in cash related to discontinued operations	—	—	(6)	(6)
Cash and cash equivalents at beginning of period	—	—	470	470

Cash and cash equivalents at end of period	$—	$—	$505	$505

Combined Statement of Cash Flows
For the Six Months Ended March 31, 2006

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Total
	(in millions)
Cash Flows From Operating Activities:
Net cash provided by operating activities	$—	$—	$712	$712
Net cash used in discontinued operating activities	—	—	(2)	(2)

Cash Flows From Investing Activities:
Capital expenditures	—	—	(255)	(255)
Proceeds from sale of property, plant, and equipment	—	—	8	8
Acquisition of businesses, net of cash acquired	—	—	(5)	(5)
Purchase accounting and holdback/earn-out liabilities	—	—	(2)	(2)
Increase in investments	—	—	(1)	(1)
Other	—	—	24	24

Net cash used in investing activities	—	—	(231)	(231)
Net cash used in discontinued investing activities	—	—	(79)	(79)

Cash Flows From Financing Activities:
Change in short-term debt, net	—	—	5	5
Allocated debt activity	—	—	(807)	(807)
Repayment of long-term debt	—	—	(111)	(111)
Change in parent company investment	—	—	482	482
Minority interest distributions paid	—	—	(9)	(9)

Net cash used in financing activities	—	—	(440)	(440)
Net cash provided by discontinued financing activities	—	—	81	81

Effect of currency translation on cash	—	—	4	4
Net increase in cash and cash equivalents	—	—	45	45
Less: net increase in cash related to discontinued operations	—	—	—	—
Cash and cash equivalents at beginning of period	—	—	284	284

Cash and cash equivalents at end of period	$—	$—	$329	$329

        The following pro forma information has been provided to give effect to the composition of the Company's assets, liabilities, equity, operations, and cash flows by relevant group within the Company; Tyco Electronics Ltd. providing the guarantee, TEGSA as issuer of the debt, and the operating companies not providing a guarantee of debt but which represent assets of TEGSA following completion of the internal reorganizations.

        The following tables present unaudited pro forma financial information using the equity method of accounting for subsidiaries assuming the completion of the Company's internal reorganizations discussed above as if they occurred on March 30, 2007 for the balance sheet and as of the beginning of the period presented for statement of income and cash flows. These unaudited pro forma consolidating financial statements are not necessarily indicative of the Company's results of operations or financial condition had the transactions and events been completed on the dates assumed. Additionally, these statements are not necessarily indicative of the Company's future results of operations or financial condition.

Pro Forma Consolidating Statement of Income
For the Six Months Ended March 30, 2007

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
	(in millions)
Net sales	$—	$—	$6,662	$—	$6,662
Cost of sales	—	—	4,970	—	4,970

Gross income	—	—	1,692	—	1,692
Selling, general, and administrative expenses	—	(2)	880	—	878
Restructuring and other charges, net	—	—	25	—	25

Income from operations	—	2	787	—	789
Interest income	—	6	23	—	29
Interest expense	—	(109)	(9)	—	(118)
Equity in net income of subsidiaries	558	586	—	(1,144)	—
Intercompany interest and fees	—	71	(71)	—	—

Income from continuing operations before income taxes and minority interest	558	556	730	(1,144)	700
Income taxes	—	2	(191)	—	(189)
Minority interest	—	—	(2)	—	(2)

Income from continuing operations	558	558	537	(1,144)	509
Income from discontinued operations, net of income taxes	—	—	49	—	49

Net income	$558	$558	$586	$(1,144)	$558

Pro Forma Consolidating Balance Sheet
As of March 30, 2007

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
	(in millions)
Assets
Current Assets:
Cash and cash equivalents	$—	$—	$505	$—	$505
Accounts receivable, net	—	—	2,569	—	2,569
Inventories	—	—	2,198	—	2,198
Intercompany receivables	—	149	5,581	(5,730)	—
Prepaid expenses and other current assets	—	—	477	—	477
Deferred income taxes	—	2	367	—	369

Total current assets	—	151	11,697	(5,730)	6,118
Property, plant, and equipment, net	—	—	3,465	—	3,465
Goodwill	—	—	7,156	—	7,156
Intangible assets, net	—	—	1,010	—	1,010
Deferred income taxes	—	—	1,361	—	1,361
Investment in subsidiaries	11,619	14,790	—	(26,409)	—
Intercompany loans receivable	—	5,798	—	(5,798)	—
Other assets	—	—	254	—	254

Total Assets	11,619	20,739	24,943	(37,937)	19,364

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt	—	585	12	—	597
Accounts payable	—	—	1,309	—	1,309
Accrued and other current liabilities	—	—	1,088	—	1,088
Deferred revenue	—	—	183	—	183
Intercompany payables	—	5,581	149	(5,730)	—

Total current liabilities	—	6,166	2,741	(5,730)	3,177
Long-term debt	—	2,954	145	—	3,099
Intercompany loans payable	—	—	5,798	(5,798)	—
Long-term pension and postretirement liabilities	—	—	563	—	563
Deferred income taxes	—	—	387	—	387
Other liabilities	—	—	503	—	503

Total Liabilities	—	9,120	10,137	(11,528)	7,729

Minority interest	—	—	16	—	16
Parent company equity	11,619	11,619	14,790	(26,409)	11,619

Total Liabilities and Parent Company Equity	$11,619	$20,739	$24,943	$(37,937)	$19,364

Pro Forma Consolidating Statement of Cash Flows
For the Six Months Ended March 30, 2007

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
	(in millions)
Cash Flows From Operating Activities:
Net cash (used in) provided by operating activities	$—	$(2,067)	$2,642	$—	$575
Net cash provided by discontinued operating activities	—	—	4	—	4

Cash Flows From Investing Activities:
Capital expenditures	—	—	(610)	—	(610)
Proceeds from sale of property, plant, and equipment	—	—	35	—	35
Divestiture of businesses, net of cash retained by businesses sold	—	—	227	—	227
Increase in investments	—	—	(3)	—	(3)
Decrease in intercompany loans	—	2,067	—	(2,067)	—
Other	—	—	1	—	1

Net cash provided by (used in) investing activities	—	2,067	(350)	(2,067)	(350)
Net cash used in discontinued investing activities	—	—	(2)	—	(2)

Cash Flows From Financing Activities:
Change in short-term debt, net	—	—	10	—	10
Allocated debt activity	—	—	29	—	29
Repayment of long-term debt	—	—	(7)	—	(7)
Change in parent company investment	—	—	(240)	—	(240)
Loan borrowing from parent	—	—	(2,067)	2,067	—
Minority interest distributions paid	—	—	(3)	—	(3)
Other	—	—	8	—	8

Net cash (used in) provided by financing activities	—	—	(2,270)	2,067	(203)
Net cash provided by discontinued financing activities	—	—	4	—	4

Effect of currency translation on cash	—	—	13	—	13
Net increase in cash and cash equivalents	—	—	41	—	41
Less: net increase in cash related to discontinued operations	—	—	(6)	—	(6)
Cash and cash equivalents at beginning of period	—	—	470	—	470

Cash and cash equivalents at end of period	$—	$—	$505	$—	$505

Note 16. Subsequent Events

       On May 14, 2007, Tyco International entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 purported class action lawsuits.

        Under the terms of the memorandum of understanding, the plaintiffs have agreed to release all claims against Tyco International, the other settling defendants, and ten other individuals in consideration for the payment of $2.975 billion to the certified class. The parties to the memorandum of understanding have agreed to use their best efforts to finalize and execute a final settlement agreement and to apply to the court for approval of the settlement agreement. The memorandum of understanding will be null and void if the settlement agreement does not receive final court approval. In addition, Tyco International will have the right to terminate the settlement agreement in the event that more than a certain percentage of the certified class opts out of the settling class.

        Under the terms of the Separation and Distribution Agreement that will be entered into in connection with the Separation, Tyco International, Covidien, and the Company will be jointly and severally liable for the full amount of the class action settlement. Additionally, under the Separation and Distribution Agreement, the companies will share in the liability with Tyco International assuming 27%, Covidien 42%, and the Company 31% of the total amount.

        In the third quarter of fiscal 2007, the Company will incur an allocated charge from Tyco International of $0.922 billion for which it does not expect to recognize any tax benefit. The portion allocated to the Company will be consistent with the sharing percentage included in the Separation and Distribution Agreement which will be entered into at the separation date. When the Separation and Distribution Agreement is entered into, the Company will also record a $2.975 billion liability and a $2.053 billion receivable from Tyco International and Covidien for their portion of the liability. The unsecured bridge loan facility will be used to fund our portion of the payment to settle the liability.

        In April 2007, Tyco International announced that, in connection with the Separation, Tyco International and certain of its subsidiaries that are issuers of its corporate debt have commenced tender offers to purchase for cash substantially all of their outstanding U.S. dollar denominated public debt aggregating approximately $6.6 billion. The Company's 7.2% notes amounting to $86 million due 2008 are subject to these tender offers. As of May 24, 2007, acceptance notices have been received for approximately $67 million, or 78%, of the Company's non-convertible debt.

        In April 2007, the Company entered into a five-year unsecured senior revolving credit facility. The commitment under the credit facility is $900 million until the time of the Distribution and will increase to $1.5 billion at the time of the Separation. Borrowings under this credit facility will bear interest, at the Company's option, at a base rate or LIBOR, plus a margin dependent on the Company's credit ratings and the amount drawn under the facility. The Company is required to pay an annual facility fee ranging from 4.5 to 12.5 basis points depending on its credit ratings. The revolving credit facility will replace, in part, Tyco International's existing revolving credit facilities and be used for working capital, capital expenditures, and other corporate purposes. Tyco International initially will guarantee the new revolving credit facility. The Company will assume the obligations of Tyco International with respect to the Company's revolving credit facility upon the Separation.

        Additionally, in April 2007, the Company entered into a $2.8 billion unsecured bridge loan facility under which Tyco International will be the initial borrower. Borrowings under this bridge loan facility will be used to repay a portion of Tyco International's debt. Tyco International initially will guarantee the bridge loan facility. The Company will assume the obligations of Tyco International with respect to the Company's bridge facility upon the Separation. The bridge facility will mature no later than April 23, 2008. Interest and fees under the bridge facility are substantially the same as under the revolving credit facility. The bridge facility contains provisions that may require mandatory prepayments or reduction of unused commitments if the Company's issues debt or equity. At the end of May 2007, we increased the amount of this facility by $0.775 billion. At the end of May 2007, Tyco International borrowed under the unsecured bridge loan facilities to fund its debt tender offers, to repay its existing bank credit facilities, and to finance the class action settlement. At the completion of the separation, we expect to assume approximately $3.6 billion of borrowings under the unsecured bridge loan facility.

*        *        *

TYCO ELECTRONICS LTD.
FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED
STATEMENTS OF INCOME (UNAUDITED)
(in thousands of U.S. dollars)

For the Six Months Ended
	March 30, 2007	March 31, 2006
Realized gain on investment	$—	$—
Management fees	—	—

Net Income	$—	$—

See Notes to Financial Statements.

TYCO ELECTRONICS LTD.
FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED
BALANCE SHEETS (UNAUDITED)
(in thousands of U.S. dollars)

	March 30, 2007	September 29, 2006
Assets
Cash	$12	$12

Total Assets	$12	$12

Commitments and contingencies (Note 3)
Parent Company Equity
Parent company investment	$3,516	$3,516
Retained deficit	(3,504)	(3,504)

Total Parent Company Equity	$12	$12

See Notes to Financial Statements.

TYCO ELECTRONICS LTD.
FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED
STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands of U.S. dollars)

For the Six Months Ended
	March 30, 2007	March 31, 2006
Cash Flows From Operating Activities:
Net income	$—	$—
Net cash provided by operating activities	—	—
Cash Flows From Financing Activities:
Net cash provided by (used in) financing activities	—	—

Net increase in cash	—	—
Cash at beginning of period	12	—

Cash at end of fiscal period	$12	$—

See Notes to Financial Statements.

TYCO ELECTRONICS LTD.
FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.    History and Description of the Company

        Tyco Electronics Ltd. (the "Company") changed its name from Tyco Holdings (Bermuda) No. 4 Limited in December 2006. Until the Separation described in Note 4, the Company is a 100% owned subsidiary of Tyco International Ltd. (also a Bermuda company, which is publicly-traded on the New York and Bermuda stock exchanges). Tyco International Ltd. and its subsidiaries are referred to herein as "Tyco International" or "Parent." The Company has 12,000 shares authorized and outstanding with a par value of $1.00 per share.

2.    Basis of Presentation

        The unaudited Financial Statements of the Company present the financial position, results of operations and cash flows of the Company as a subsidiary of Tyco International, including related party transactions. These financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In management's opinion, the unaudited Financial Statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year or any subsequent interim period. These financial statements should be read in conjunction with the Company's audited Annual Financial Statements included in the Form 10. The financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand-alone public company.

3.    Commitments and Contingencies

        Litigation. In the normal course of its business, the Company may be subject to certain contractual obligations and litigation. In management's opinion, upon consultation with legal counsel, there is no current litigation which will materially affect the Company's financial position or results of operations.

4.    Separation Transaction

        On January 13, 2006, Tyco International announced that its board of directors had approved a plan to separate Tyco International into three independent, publicly-traded companies (the "Separation") identifying the electronics businesses of Tyco International as one of those three companies. Upon the Separation, Tyco Electronics Ltd. will be the parent company which will own the electronics businesses as of the Separation date and whose shares will be owned by the existing Tyco International shareholders. Tyco International intends to accomplish the Separation through distributions of shares to Tyco International shareholders that are tax-free for U.S. federal income tax purposes (the "Distribution"). Following the Distribution, Tyco International's shareholders will own 100% of the equity in all three companies. The Separation will not require a vote by Tyco International shareholders. The Company will be the public registrant which will own the electronics businesses of Tyco International.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Tyco International Ltd. Board of Directors:

        We have audited the accompanying combined balance sheets of the Electronics Businesses of Tyco International Ltd. (the "Company") as of September 29, 2006 and September 30, 2005 and the related combined statements of income, parent company equity and cash flows for each of the three fiscal years in the period ended September 29, 2006. Our audits also included the financial statement schedule listed in the Index at page F-1. The combined financial statements include the accounts of certain electronics related subsidiaries and businesses of Tyco International Ltd. ("Tyco International") which are under the common ownership, control and oversight of Tyco International. These combined financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Company as of September 29, 2006 and September 30, 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 29, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing and operating the electronics businesses of Tyco International. The combined financial statements also include allocations of corporate overhead, other expenses, debt and related interest expense from Tyco International. These allocations may not be reflective of the actual level of costs or debt which would have been incurred had the Company operated as a separate entity apart from Tyco International.

        As discussed in Note 2 to the combined financial statements, in fiscal 2006, Tyco International adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

        As discussed in Notes 2 and 14 to the combined financial statements, in fiscal 2005, Tyco International changed the measurement date of its pension and post retirement plans from September 30 to August 31.

        As discussed in Note 1 to the combined financial statements, the accompanying 2006, 2005 and 2004 combined financial statements have been restated.

/s/ Deloitte & Touche LLP

January 16, 2007 (April 19, 2007 as to the effects of the restatement discussed in Note 1)
Philadelphia, Pennsylvania

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.
COMBINED STATEMENTS OF INCOME (RESTATED)
Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004

	Fiscal
	2006	2005	2004
	(in millions)
Net sales	$12,812	$11,890	$11,099
Cost of sales	9,447	8,724	7,971

Gross income	3,365	3,166	3,128
Selling, general, and administrative expenses	1,627	1,507	1,543
Restructuring and other charges (credits), net	13	(10)	(34)
Goodwill impairment	316	—	—
Gain on divestiture	—	(301)	—

Income from operations	1,409	1,970	1,619
Interest income	48	44	33
Interest expense	(256)	(294)	(344)
Other expense, net	—	(365)	(102)

Income from continuing operations before income taxes and minority interest	1,201	1,355	1,206
Income taxes	(32)	(360)	(405)
Minority interest	(6)	(5)	(10)

Income from continuing operations	1,163	990	791
Income (loss) from discontinued operations, net of income taxes	38	143	(29)

Income before cumulative effect of accounting change	1,201	1,133	762
Cumulative effect of accounting change, net of income taxes	(8)	11	—

Net income	$1,193	$1,144	$762

See Notes to Combined Financial Statements.

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.
COMBINED BALANCE SHEETS (RESTATED)
As of September 29, 2006 and September 30, 2005

	Fiscal
	2006	2005
	(in millions)
Assets
Current Assets:
Cash and cash equivalents	$470	$284
Accounts receivable, net of allowance for doubtful accounts of $64 and $74, respectively	2,544	2,363
Inventories	1,966	1,643
Prepaid expenses and other current assets	450	386
Deferred income taxes	368	388
Assets held for sale	242	278

Total current assets	6,040	5,342
Property, plant, and equipment, net	3,133	2,980
Goodwill	7,135	7,423
Intangible assets, net	1,028	1,074
Deferred income taxes	1,501	1,372
Other assets	254	282

Total Assets	$19,091	$18,473

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt, including amounts due to Tyco International Ltd. and affiliates of $285 and $575, respectively	$291	$695
Accounts payable	1,300	1,006
Accrued and other current liabilities	1,331	1,201
Deferred revenue	161	156
Liabilities held for sale	56	101

Total current liabilities	3,139	3,159
Long-term debt and obligations under capital lease, including amounts due to Tyco International Ltd. and affiliates of $3,225 and $3,666, respectively	3,371	3,816
Long-term pension and postretirement liabilities	498	611
Deferred income taxes	380	321
Other liabilities	527	698

Total Liabilities	7,915	8,605

Commitments and contingencies (Note 15)
Minority interest	16	26
Parent Company Equity:
Parent company investment	10,490	9,511
Accumulated other comprehensive income	670	331

Total Parent Company Equity	11,160	9,842

Total Liabilities and Parent Company Equity	$19,091	$18,473

See Notes to Combined Financial Statements.

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.
COMBINED STATEMENTS OF PARENT COMPANY EQUITY (RESTATED)
Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity	Comprehensive Income
	(in millions)
Balance at October 1, 2003	$6,133	$161	$6,294
Comprehensive income:
Net income	762	—	762	$762
Currency translation	—	272	272	272
Unrealized gain on marketable securities, net of income taxes	—	4	4	4
Minimum pension liability, net of income taxes	—	54	54	54

Total comprehensive income				$1,092

Net transfers from parent	856	—	856

Balance at September 30, 2004	7,751	491	8,242
Comprehensive income:
Net income	1,144	—	1,144	$1,144
Currency translation	—	(87)	(87)	(87)
Unrealized loss on marketable securities, net of income taxes	—	(1)	(1)	(1)
Minimum pension liability, net of income taxes	—	(72)	(72)	(72)

Total comprehensive income				$984

Reporting calendar alignment, net of income taxes	(21)	—	(21)
Net transfers from parent	637	—	637

Balance at September 30, 2005	$9,511	331	9,842
Comprehensive income:
Net income	1,193	—	1,193	$1,193
Currency translation	—	242	242	242
Minimum pension liability, net of income taxes	—	97	97	97

Total comprehensive income				$1,532

Net transfers to parent	(214)	—	(214)

Balance at September 29, 2006	$10,490	$670	$11,160

See Notes to Combined Financial Statements.

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.
COMBINED STATEMENTS OF CASH FLOWS (RESTATED)
Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004

	Fiscal
	2006	2005	2004
	(in millions)
Cash Flows From Operating Activities:
Net income	$1,193	$1,144	$762
(Income) loss from discontinued operations, net of income taxes	(38)	(143)	29
Cumulative effect of accounting change, net of income taxes	8	(11)	—

Income from continuing operations	1,163	990	791
Adjustments to reconcile net cash provided by operating activities:
Non-cash restructuring and other credits, net	—	(16)	(35)
Gain on divestiture	—	(301)	—
Depreciation and amortization	531	542	513
Deferred income taxes	(62)	(70)	127
Provision for losses on accounts receivable and inventory	73	82	55
Loss on retirement of debt	—	—	38
Allocated loss on retirement of debt	—	365	64
Goodwill impairment	316	—	—
Other	9	12	16
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
Accounts receivable, net	(136)	(529)	(144)
Repurchase of accounts receivable	—	—	(156)
Inventories	(353)	29	(96)
Other current assets	(67)	45	3
Accounts payable	275	205	97
Accrued and other liabilities	98	21	(25)
Income taxes	(183)	133	112
Deferred revenue	(2)	51	5
Long-term pension and postretirement liabilities	26	46	(152)
Other	(18)	(81)	5

Net cash provided by operating activities	1,670	1,524	1,218
Net cash (used in) provided by discontinued operating activities	(7)	(13)	64

Cash Flows From Investing Activities:
Capital expenditures	(560)	(481)	(410)
Proceeds from sale of property, plant, and equipment	12	33	30
Acquisition of businesses, net of cash acquired	(23)	(12)	(3)
Purchase accounting and holdback/earn-out liabilities	(3)	(8)	(47)
Divestiture of businesses, net of cash retained by businesses sold	—	130	25
(Increase) decrease in investments	(1)	66	6
Other	27	(5)	24

Net cash used in investing activities	(548)	(277)	(375)
Net cash (used in) provided by discontinued investing activities	(91)	(9)	3

Cash Flows From Financing Activities:
Change in short-term debt, net	(4)	(1)	7
Allocated debt activity	(731)	(1,330)	(1,202)
Repayment of long-term debt	(114)	(114)	(318)
Change in parent company investment	(74)	85	844
Minority interest distributions paid	(12)	(12)	(34)

Net cash used in financing activities	(935)	(1,372)	(703)
Net cash provided by (used in) discontinued financing activities	106	19	(75)

Effect of currency translation on cash	(1)	11	6
Net increase (decrease) in cash and cash equivalents	194	(117)	138
Less: net (increase) decrease in cash related to discontinued operations	(8)	3	8
Cash and cash equivalents at beginning of fiscal year	284	398	252

Cash and cash equivalents at end of fiscal year	$470	$284	$398

Supplementary Cash Flow Information:
Interest paid	$262	$295	$353
Income taxes paid, net of refunds	277	297	166

See Notes to Combined Financial Statements.

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.    Basis of Presentation and Restatement

  The Separation

        On January 13, 2006, Tyco International Ltd. announced that its board of directors approved a plan to separate Tyco International Ltd. ("Tyco International" or "Parent") into three publicly-traded independent companies (the "Separation"), identifying its electronics businesses of Tyco International Ltd. as one of those three public companies. Upon the Separation, Tyco Electronics Ltd. will be the parent company which will own the electronics businesses as of the Separation date and whose shares will be owned by the existing Tyco International shareholders. The electronics businesses of Tyco International Ltd. ("Tyco Electronics" or the "Company"), presented herein, represent a combined reporting entity comprised of the assets and liabilities used in managing and operating the Tyco International electronics businesses and includes Tyco Electronics Ltd.

        Tyco International intends to accomplish the Separation through distributions of shares to Tyco International shareholders that are tax-free for U.S. federal income tax purposes (the "Distribution"). Following the Distribution, Tyco International's shareholders will own 100% of the equity in all three companies. The Separation will not require a vote by Tyco International shareholders.

  Basis of Presentation

        The Combined Financial Statements include the operations, assets, and liabilities of the Company and have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Combined Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant estimates in these Combined Financial Statements include restructuring and other charges and credits, acquisition liabilities, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, estimated contract revenue and related costs, legal liabilities, deferred tax asset valuation allowances, and the determination of discount and other rate assumptions for pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

        Additionally, the Combined Financial Statements may not be indicative of the Company's future performance and do not necessarily reflect what its combined results of operations, financial position, and cash flows would have been had the Company operated as a separate, stand-alone public company during the periods presented. Certain general corporate overhead, other expenses, and debt and related net interest expense have been allocated by Tyco International to the Company. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as a separate, stand-alone public company for the periods presented. Refer to Note 16 for further information regarding allocated expenses.

  Description of the Business

        The Company consists of four reportable segments:

  •
  Electronic Components. The Electronic Components segment is one of the world's largest suppliers of passive electronic components, which includes connectors and interconnect systems, relays, switches, circuit protection devices, touchscreens, sensors, and wire and cable. The products sold by the Electronic Components segment are sold primarily to original equipment manufacturers and their contract manufacturers in the automotive, computer, consumer electronics, communication equipment, appliance, aerospace and defense, industrial machinery, and instrumentation markets.

  •
  Network Solutions. The Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for telecommunications and energy markets. These components include connectors, above- and below-ground enclosures, heat shrink tubing, cable accessories, surge arrestors, fiber optic cabling, copper cabling, and racks for copper and fiber networks. This segment also provides electronic systems for test access and intelligent cross-connect applications as well as integrated cabling solutions for cabling and building management.

  •
  Wireless Systems. The Wireless Systems segment is an innovator of wireless technology for critical communications, radar, and defense applications. The segment's products include radio frequency components and subassembly solutions such as silicon and gallium arsenide semiconductors, radar sensors, radio frequency identification components, microwave subsystems, and diodes and land mobile radios systems and related products. These products are sold primarily to the aerospace and defense, public safety, communication equipment, and automotive markets.

  •
  Other. The Other segment designs, manufactures, distributes, and installs power systems and undersea telecommunication systems. Power Systems products focus on AC-DC and DC-DC switching power supplies, batteries, and electronic modules. This business also provides and installs complete communications and energy power systems. Power Systems sells primarily to the communication equipment, communication service provider, and wireless provider markets. Undersea Telecommunication Systems designs, builds, maintains, and tests undersea fiber optic networks for both the telecommunications and oil and gas markets.

  Principles of Combination

        The Combined Financial Statements include the assets and liabilities used in operating Tyco Electronics businesses, including entities in which it owns or controls more than fifty percent of the voting shares, or otherwise has the ability to control through similar rights. In addition, the Combined Financial Statements include variable interest entities in which the Company bears a majority of the risk to the entities' expected losses or stands to gain from a majority of the entities' expected returns. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included in the Combined Financial Statements from the effective date of acquisition or up to the date of disposal.

  Restatement

        The Company restated its Combined Financial Statements for fiscal 2006, fiscal 2005, and fiscal 2004. The restatement reflects adjustments to correct errors in accounting for income taxes, as well as an immaterial balance sheet adjustment related to deferred revenue. The tax adjustments resulted in a $4 million, $6 million, and $40 million reduction in income tax expense in fiscal 2006, fiscal 2005, and fiscal 2004, respectively. The tax corrections also resulted in various balance sheet adjustments, as summarized below.

        Subsequent to the issuance of the Company's Annual Combined Financial Statements, in connection with a review of Tyco International's income tax accounts, errors were discovered relating to accounting for income taxes. These errors primarily related to maintaining and tax effecting jurisdictional data and the classification of tax amounts in the Combined Balance Sheets. The more significant errors related to: (1) the treatment of taxes associated with impairment charges, (2) tax rate differentials on non-US income tax accruals, and (3) misclassifications within the balance sheet related to income taxes.

        The following table summarizes the impact of the adjustments discussed above on the Company's Combined Statements of Income for fiscal 2006, fiscal 2005, and fiscal 2004:

	Fiscal 2006		Fiscal 2005		Fiscal 2004
	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated
	(in millions)
Income taxes	$(36)	$(32)	$(366)	$(360)	$(445)	$(405)
Income from continuing operations	1,159	1,163	984	990	751	791
Income before cumulative effect of accounting change	1,197	1,201	1,127	1,133	722	762
Net Income	1,189	1,193	1,138	1,144	722	762

        The following table summarizes the impact of the adjustments discussed above on the Company's Combined Balance Sheets as of September 29, 2006 and September 30, 2005:

	Fiscal 2006		Fiscal 2005
	As Previously Reported	Restated	As Previously Reported	Restated
	(in millions)
Assets
Prepaid expenses and other current assets	$438	$450	$449	$386
Deferred income taxes	263	368	312	388
Total current assets	5,923	6,040	5,329	5,342
Deferred income taxes	1,795	1,501	1,582	1,372
Total Assets	19,268	19,091	18,670	18,473
Liabilities and Parent Company Equity
Accrued and other current liabilities	$1,341	$1,331	$1,334	$1,201
Deferred revenue	196	161	201	156
Total current liabilities	3,184	3,139	3,337	3,159
Deferred income taxes	493	380	428	321
Other liabilities	556	527	629	698
Total Liabilities	8,102	7,915	8,821	8,605
Parent company investment(1)	10,480	10,490	9,492	9,511
Total Parent Company Equity	11,150	11,160	9,823	9,842
Total Liabilities and Parent Company Equity	19,268	19,091	18,670	18,473

(1)
The impact of the restatement discussed above on parent company investment at October 1, 2003 was an increase of $9 million.

        The following table summarizes the impact of the adjustments discussed above on the Company's Combined Statements of Cash Flow for fiscal 2006, fiscal 2005, and fiscal 2004:

	Fiscal 2006		Fiscal 2005		Fiscal 2004
	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated
	(in millions)
Net income	$1,189	$1,193	$1,138	$1,144	$722	$762
Income from continuing operations	1,159	1,163	984	990	751	791
Net cash provided by operating activities	1,672	1,670	1,382	1,524	1,203	1,218
Net cash used in financing activities	(937)	(935)	(1,230)	(1,372)	(688)	(703)

  Change in Fiscal Year and Reporting Calendar Alignment

        Unless otherwise indicated, references in the Combined Financial Statements to fiscal 2006, fiscal 2005, and fiscal 2004 are to Tyco Electronics' fiscal years ended September 29, 2006, September 30, 2005, and September 30, 2004. Effective October 1, 2004, Tyco Electronics changed its fiscal year end from a calendar fiscal year ending September 30 to a "52-53 week" year ending on the last Friday of September, such that each quarterly period is 13 weeks in length. For fiscal years in which there are 53 weeks, the fourth quarter reporting period will include 14 weeks, with the first such occurrence taking place in fiscal 2011. The impact of this change was not material to the Combined Financial Statements. Net income for the transition period related to this change was $21 million after-tax, $29 million pre-tax, and was reported within Parent Company Investment.

2.    Summary of Significant Accounting Policies

  Revenue Recognition

        The Company's revenues are generated principally from the sale of its products. Revenue from the sale of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable, and collection is reasonably assured. For those items where title has not yet transferred, the Company has deferred the recognition of revenue.

        The Company provides certain distributors with an inventory allowance for returns or scrap equal to a percentage of qualified purchases. A reserve for estimated scrap and returns allowances is established at the time of the sale based on a fixed percentage of sales to distributors authorized and agreed to by the Company and is recorded as a reduction of sales.

        Other allowances include customer quantity and price discrepancies. A reserve for other allowances is established at the time of sale based on historical experience and is recorded as a reduction of sales. The Company believes it can reasonably and reliably estimate the amounts of future allowances.

        Revenue from the sale of services represents less than 2% of net sales and is recognized as services are rendered. Revenue from service sales is generated primarily within the Company's Other segment.

        Contract sales for construction related projects are recorded primarily on the percentage-of-
completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to complete. Percentage-of-completion is measured based on the ratio of actual cost incurred to total estimated cost. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. Contract sales for construction related projects are generated primarily within the Company's Wireless Systems and Other segments.

        The Company typically warrants that its products will conform to the Company's specifications and that its products will be free from material defects in materials and manufacturing. The Company limits its liability to the replacement of defective parts or the cash value of replacement parts. The Company accepts returned goods only when the customer makes a claim and management has authorized the return. Returns result primarily from defective products or shipping discrepancies. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales.

        Additionally, certain of the Company's long-term contracts in its Wireless Systems and Other segments have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology specific considerations. These costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

  Research and Development

        Research and development expenditures are expensed when incurred and are included in cost of sales. Research and development expenses include salaries, direct costs incurred, and building and overhead expenses. The amounts expensed in fiscal 2006, fiscal 2005, and fiscal 2004 were $504 million, $454 million, and $441 million, respectively.

  Cash and Cash Equivalents

        All highly liquid investments purchased with maturities of three months or less from the time of purchase are considered to be cash equivalents.

  Allowance for Doubtful Accounts

        The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in the Company's outstanding receivables determined on the basis of historical experience, specific allowances for known troubled accounts, and other currently available evidence.

  Inventories

        Inventories are recorded at the lower of cost (first-in, first-out) or market value.

  Property, Plant, and Equipment, Net

        Property, plant, and equipment, net is recorded at cost less accumulated depreciation. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	5 to 40 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Machinery and equipment	1 to 15 years

  Long-Lived Assets

        The Company periodically evaluates the net realizable value of long-lived assets, including property, plant, and equipment, and amortizable intangible assets, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying business. An impairment in the carrying value of an asset group is recognized whenever anticipated future undiscounted cash flows from an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

  Goodwill and Other Intangible Assets

        Intangible assets acquired include both those that have a determinable life and residual goodwill. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, and unpatented technology with estimates of recoverability ranging from 3 to 50 years that are amortized accordingly on a straight-line basis. (Refer to Note 9 for additional information.) An evaluation of the remaining useful life of intangibles with a determinable life is performed on a periodic basis when events and circumstances warrant an evaluation. The Company assesses intangible assets with a determinable life for impairment consistent with its policy for assessing other long-lived assets. Goodwill is assessed for impairment separately from other intangible assets with a determinable life by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth quarter of each year or whenever the Company believes a triggering event requiring a more frequent assessment has occurred. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

        As of fiscal year end 2006, the Company has 15 reporting units, of which 12 contain goodwill that is assessed for impairment. When changes occur in the composition of one or more segments or reporting units, the goodwill is reassigned to the segments or reporting units affected based on their relative fair values.

        When testing for goodwill impairment, the Company performs a step I goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

        Estimates about fair value used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. This approach incorporates many assumptions including future growth rates, discount factors, and income tax rates. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

  Income Taxes

        Income taxes are computed on a stand-alone basis in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In these Combined Financial Statements, the benefits of a consolidated return have been reflected where such returns have or could be filed based on the entities and jurisdictions included in the financial statements. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Combined Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

  Financial Instruments

        All derivative financial instruments are reported on the Combined Balance Sheets at fair value. Changes in a derivative financial instrument's fair value are recognized currently in net income.

  Parent Company Investment

        Parent Company Investment on the Combined Balance Sheets represents the historical investment of capital into the Company, the Company's accumulated net earnings after taxes, and the net effect of transactions with and allocations from Tyco International. Refer to Note 16 for additional information regarding the allocation to the Company of various expenses incurred by Tyco International.

  Currency Translation

        For the Company's non-U.S. subsidiaries with a functional currency other than U.S. Dollars, assets and liabilities are translated into U.S. Dollars using year-end exchange rates. Sales and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income within parent company equity.

        Gains and losses resulting from foreign currency transactions, the amounts of which are not material in any period presented, are included in net income.

  Cumulative Effect of Accounting Change

        During fiscal 2006, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143." Accordingly, the Company has recognized asset retirement obligations of $16 million and property, plant, and equipment, net of $4 million in its Combined

Balance Sheet at year end fiscal 2006. In addition, the Company recorded a cumulative effect of accounting change which resulted in an $8 million after-tax, $12 million pre-tax, loss.

        During fiscal 2005, Tyco International changed the measurement date for its pension and postretirement benefit plans from September 30th to August 31st, effective October 1, 2004. Tyco International and the Company believe that the one-month change of measurement date is a preferable change as it allows management adequate time to evaluate and report the actuarial information in the Company's Combined Financial Statements under the accelerated reporting deadlines. As a result of this change, the Company recorded an $11 million after-tax, $13 million pre-tax, gain cumulative effect of accounting change. Refer to Note 14 for additional information on the Company's retirement plans.

  Recently Adopted Accounting Pronouncements

        Effective October 1, 2005, Tyco International adopted SFAS No. 123R, "Share-Based Payment," which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Tyco International adopted SFAS No. 123R using the modified prospective application transition method. Under this method, compensation cost is recognized for the unvested portion of share-based payments granted prior to October 1, 2005 and all share-based payments granted subsequent to September 30, 2005 over the related vesting period. Compensation cost is generally recognized ratably over the requisite service period or period to retirement eligibility. Prior to October 1, 2005, Tyco International and the Company applied the intrinsic value based method prescribed in APB Opinion No. 25 in accounting for employee stock based compensation. Prior period results have not been restated. Due to the adoption of SFAS No. 123R, the Company's results for fiscal 2006 include incremental share-based compensation expense totaling $40 million. Refer to Note 19 for additional information.

        On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." Tyco International elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R in the fourth quarter of fiscal 2006. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Combined Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are fully vested and outstanding upon adoption of SFAS No. 123R. The adoption did not have a material impact on the Company's results of operations and financial condition.

        The Company adopted FIN 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143," during the fourth quarter of fiscal 2006. This Interpretation clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The interpretation requires that conditional asset retirement obligations, along with the associated capitalized asset retirement costs, be reported at their fair values. Upon adoption, the Company recognized a liability of $16 million for asset retirement obligation and an increase of $4 million in the carrying amount of the related assets. The initial recognition resulted in a cumulative effect of accounting change of $8 million after-tax, $12 million pre-tax, reflecting the accumulated depreciation and accretion that would have been recognized in prior periods had the provisions of FIN 47 been in effect at the time.

        In June 2005, the FASB issued Staff Position ("FSP") No. 143-1, "Accounting for Electronic Equipment Waste Obligations," which provides guidance on accounting for historical waste obligations associated with the European Union Waste, Electrical and Electronic Equipment Directive ("WEEE Directive"). Under the directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the equipment is replaced, at which time the waste management obligation may be transferred to the producer of the replacement equipment. FSP No. 143-1 is effective for the first reporting period ending after June 8, 2005 or the date of the adoption of the WEEE Directive into law by the applicable European Union member country. The Company evaluated the effects of FSP No. 143-1 and determined that the impact is immaterial to the Company's Combined Financial Statements.

  Recently Issued Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Under SFAS No. 158, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company currently uses a measurement date of August 31st. SFAS No. 158 also requires additional disclosure in the notes to the financial statements. The recognition provisions of SFAS No. 158 are effective for fiscal 2007, while the measurement date provisions will become effective in fiscal 2009. The Company is currently assessing the impact of SFAS No. 158 on its Combined Financial Statements. Based on the funded status of its defined benefit and other postretirement plans as of September 29, 2006, the Company estimates that it would recognize a net $219 million liability through a reduction in shareholders' equity. The ultimate amounts recorded are highly dependent on various estimates and assumptions including, among other things, the discount rate selected, future compensation levels, and performance of plan assets. Changes in these assumptions could increase or decrease the estimated impact of implementing SFAS No. 158.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 is effective for Tyco Electronics in the first quarter of fiscal 2009. The Company is currently assessing the impact that SFAS No. 157 will have on the results of its operations, financial position, or cash flows.

        In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for Tyco Electronics in the first quarter of fiscal 2008. The Company is currently assessing the impact that FIN 48 will have on the results of its operations, financial position, or cash flows.

3.    Restructuring and Other Charges (Credits), Net

        Charges (credits) to operations by segment during fiscal 2006, fiscal 2005, and fiscal 2004 are as follows:

	Fiscal
	2006	2005	2004
	(in millions)
Electronic Components	$9	$(1)	$4
Network Solutions	9	2	2
Wireless Systems	5	1	—
Other	(4)	(12)	(40)

	$19	$(10)	$(34)

        Amounts recognized in the Combined Statements of Income during fiscal 2006, fiscal 2005, and fiscal 2004 are as follows:

	Fiscal
	2006	2005	2004
	(in millions)
Restructuring and other charges (credits), net:
Cash charges	$13	$6	$1
Non-cash charges (credits)	—	(16)	(35)

Total restructuring and other charges (credits), net	13	(10)	(34)
Cost of sales	6	—	—

	$19	$(10)	$(34)

        Activity in the Company's restructuring reserves during fiscal 2006, fiscal 2005, and fiscal 2004 is summarized as follows:

	Balance at Beginning of Year	Charges	Utilization	Changes in Estimate	Transfers from (to) Held for Sale(1)	Currency Translation	Balance at End of Year
	(in millions)
Fiscal 2006 Activity:
Fiscal 2006 Actions
Employee severance	$—	$12	$(10)	$—	$—	$1	$3
Facilities exit costs	—	2	—	—	—	—	2
Other	—	—	—	—	—	—	—

Total	—	14	(10)	—	—	1	5

Fiscal 2005 Actions
Employee severance	5	—	(5)	—	—	—	—
Facilities exit costs	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—

Total	5	—	(5)	—	—	—	—

Fiscal 2004 Actions
Employee severance	1	—	(1)	—	—	—	—
Facilities exit costs	1	—	(1)	—	—	—	—
Other	—	—	—	—	—	—	—

Total	2	—	(2)	—	—	—	—

Pre-Fiscal 2004 Actions
Employee severance	2	—	(2)	—	—	—	—
Facilities exit costs	70	—	(10)	1	—	5	66
Other	2	—	—	(2)	—	—	—

Total	74	—	(12)	(1)	—	5	66

Total fiscal 2006 activity	81	14	(29)	(1)	—	6	71

Fiscal 2005 Activity:
Fiscal 2005 Actions
Employee severance	—	8	(7)	—	4	—	5
Facilities exit costs	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—

Total	—	8	(7)	—	4	—	5

Fiscal 2004 Actions
Employee severance	8	—	(3)	(4)	—	—	1
Facilities exit costs	1	—	—	—	—	—	1
Other	—	—	—	—	—	—	—

Total	9	—	(3)	(4)	—	—	2

Pre-Fiscal 2004 Actions
Employee severance	7	—	(5)	—	—	—	2
Facilities exit costs	42	—	(15)	4	39	—	70
Other	4	—	—	(2)	—	—	2

Total	53	—	(20)	2	39	—	74

Total fiscal 2005 activity	62	8	(30)	(2)	43	—	81

Fiscal 2004 Activity:
Fiscal 2004 Actions
Employee severance	—	11	(3)	—	—	—	8
Facilities exit costs	—	1	—	—	—	—	1
Other	—	1	(1)	—	—	—	—

Total	—	13	(4)	—	—	—	9

Pre-Fiscal 2004 Actions
Employee severance	28	—	(12)	(10)	—	1	7
Facilities exit costs	115	—	(39)	(3)	(31)	—	42
Other	84	—	(28)	1	(53)	—	4

Total	227	—	(79)	(12)	(84)	1	53

Total fiscal 2004 activity	$227	$13	$(83)	$(12)	$(84)	$1	$62

(1)
During fiscal 2004, the Tyco Global Network was accounted for as held for sale and related restructuring liabilities were reclassified accordingly. In fiscal 2005, the Tyco Global Network was sold and $39 million of restructuring liabilities were retained by the Company. See Note 4.

  Fiscal 2006 Actions

        During fiscal 2006, the Company recorded restructuring charges of $14 million primarily related to employee severance and benefits. These charges included the elimination of 166 positions. As of fiscal year end 2006, the remaining restructuring reserve related to the fiscal 2006 actions is $5 million.

  Fiscal 2005 Actions

        During fiscal 2005, the Company recorded restructuring charges of $8 million related to employee severance and benefits. These charges included the elimination of 802 positions. In addition, the Company transferred $4 million of severance liabilities from liability held for sale as a result of the sale of the Tyco Global Network. As of fiscal year end 2006, all actions under these plans are complete.

  Fiscal 2004 Actions

        During fiscal 2004, the Company approved plans to exit a facility and to reduce headcount by 742 employees. The total restructuring charges of $13 million included $11 million for employee severance and benefits, $1 million for facility exit costs, and $1 million for other related costs. The Company completed restructuring activities related to the fiscal 2004 actions for amounts less than originally estimated and reversed $4 million of restructuring reserves as restructuring credits in fiscal 2005. As of fiscal year end 2006, all actions under these plans are complete.

  Pre-Fiscal 2004 Actions

        During fiscal 2002, the Company recorded restructuring charges of $808 million primarily related to facility closures, headcount reductions, and purchase commitment cancellations due to significant downturn in the telecommunications industry and certain other end markets. These actions have been completed. During fiscal 2004, the Tyco Global Network was accounted for as held for sale and related restructuring liabilities were reclassified accordingly. In fiscal 2005, the Tyco Global Network was sold and $39 million of restructuring liabilities were retained by the Company. As of fiscal year end 2006, the remaining restructuring reserve related to the fiscal 2002 actions is $66 million, relating to exited lease facilities. The Company expects that this reserve will continue to be paid out over the expected terms of the obligations which range from one to fifteen years.

  Non-Cash Charges and Credits

        During fiscal 2006, the Company recorded non-cash charges of $10 million, including $6 million in cost of goods sold for write-downs in carrying value of inventory related to exited product lines. Also, during fiscal 2005, the Company completed exit activities related to previously acquired operations for which goodwill had been fully impaired in prior years. As these activities were completed for amounts less than originally established as acquisition liabilities, the Company recorded the reversal of the acquisition liabilities as a restructuring and other credit of $4 million.

        During fiscal 2005, the Company sold assets which were previously written down to their net realizable value in fiscal 2002 for amounts greater than originally estimated and recorded related gains as restructuring and other credits of $9 million. Also, during fiscal 2005, the Company completed exit activities related to previously acquired operations for which goodwill had been fully impaired in prior years. As these activities were completed for amounts less than originally established as acquisition liabilities, the Company recorded the reversal of the acquisition liabilities as a restructuring and other credit of $7 million.

        During fiscal 2004, the Company sold certain cable laying sea vessels and other assets that were written down to their expected net realizable value in fiscal 2002 for amounts greater than originally estimated and recorded related gains as restructuring and other credits of $26 million. Also, in fiscal 2004, the Company completed exit activities related to previously acquired operations for which goodwill had been fully impaired in prior years. As these activities were completed for amounts less than originally established as acquisition liabilities, the Company recorded the reversal of the acquisition liabilities as a restructuring and other credit of $9 million.

  Total Restructuring Reserves

        The Company's restructuring reserves by segment at fiscal year end 2006 and 2005 are as follows:

	Fiscal
	2006	2005
	(in millions)
Electronic Components	$1	$5
Network Solutions	3	1
Wireless Systems	3	1
Other	64	74

Restructuring reserves	$71	$81

        At fiscal year end 2006 and 2005, restructuring reserves were included in the Company's Combined Balance Sheets as follows:

	Fiscal
	2006	2005
	(in millions)
Accrued and other current liabilities	$16	$22
Other liabilities	55	59

Restructuring reserves	$71	$81

4.    Discontinued Operations and Divestitures

  Discontinued Operations

        During the third quarter of fiscal 2006, the Company approved a plan to divest its Printed Circuit Group business. At June 30, 2006, the Printed Circuit Group business met the held for sale and discontinued operations criteria and was included in discontinued operations in all periods presented. During the fourth quarter of fiscal 2006, the Company entered into a definitive agreement to divest the Printed Circuit Group business for $226 million in cash. See Note 23.

        During fiscal 2004, the Company divested its electrical contracting service business which was reported as discontinued operations. In fiscal 2004, in connection with the divestiture, the Company received proceeds of $25 million and recorded an impairment on divestiture of $52 million, of which $25 million related to goodwill.

        The following table reflects net sales, pre-tax income from discontinued operations, pre-tax loss on sale of discontinued operations including impairments and costs to sell, and income taxes for fiscal 2006, fiscal 2005, and fiscal 2004:

	Fiscal
	2006	2005	2004
	(in millions)
Net sales	$428	$425	$809

Pre-tax income from discontinued operations	5	3	—
Pre-tax loss on sale of discontinued operations	—	—	(52)
Income taxes	33	140	23

Income (loss) from discontinued operations, net of income taxes	$38	$143	$(29)

        The following table presents balance sheet information for discontinued operations and other businesses held for sale at fiscal year end 2006 and 2005:

	Fiscal
	2006	2005
	(in millions)
Accounts receivable, net	$78	$75
Inventories	57	53
Property, plant, and equipment, net	107	146
Other assets	—	4

Total assets	$242	$278

Accounts payable	$37	$46
Accrued and other current liabilities	17	36
Other liabilities	2	19

Total liabilities	$56	$101

  Gain on Divestiture

        During fiscal 2005, the Company agreed to sell the Tyco Global Network, its undersea fiber optic telecommunication network that was part of the Other segment. The sale was consummated on June 30, 2005. As part of the sale transaction, the Company received gross cash proceeds of $130 million and the purchaser assumed certain liabilities. In connection with this sale, the Company recorded a $301 million pre-tax gain which is reflected in gain on divestiture in the Combined Statement of Income for fiscal 2005. The Company has presented the operations of the Tyco Global Network in continuing operations as the criteria for discontinued operations were not met.

5.    Acquisitions

  Acquisitions

        During fiscal 2006, the Company acquired one business for an aggregate cost of $18 million and acquired the remaining interest in a joint venture for $5 million. The Company acquired one business for an aggregate cost of $8 million and acquired the remaining interest in a joint venture for $4 million in fiscal 2005. During fiscal 2004, the Company acquired two businesses for an aggregate cost of $3 million. These acquisitions were funded utilizing cash generated from operations. These acquisitions did not have a material effect on the Company's financial position, results of operations, or cash flows.

  Acquisition Liabilities

        At fiscal year end 2006 and 2005, acquisition liabilities were included in the Company's Combined Balance Sheets as follows:

	Fiscal
	2006	2005
	(in millions)
Accrued and other current liabilities	$3	$6
Other liabilities	11	15

	$14	$21

        These acquisition liabilities relate primarily to long-term non-cancelable lease obligations related to acquired facilities that have been exited. The Company paid $3 million, $6 million, and $17 million to fund acquisition liabilities during fiscal 2006, fiscal 2005, and fiscal 2004, respectively.

  Holdback and Earn-Out Liabilities

        The Company paid cash related to holdback and earn-out liabilities of approximately $82 million, $2 million, and $30 million during fiscal 2006, fiscal 2005, and fiscal 2004, respectively, relating to certain prior period acquisitions. The total cash paid in fiscal 2006 was reported in discontinued operations as it related to the Printed Circuit Group business. Holdback liabilities represent a portion of the purchase price withheld from the seller pending finalization of the acquisition balance sheet and other pre-acquisition contingencies. Additionally, certain acquisitions have provisions that would require the Company to make additional contingent purchase price payments to the sellers if the acquired company achieves certain milestones subsequent to its acquisition by the Company. These payments are tied to certain performance measures, such as sales, gross margin, or earnings growth and generally are treated as additional purchase price.

        At fiscal year end 2006 and 2005, holdback liabilities were included in the Company's Combined Balance Sheets as follows:

	Fiscal
	2006	2005
	(in millions)
Accrued and other current liabilities	$—	$76
Other liabilities	54	60

	$54	$136

6.    Inventories

        At fiscal year end 2006 and 2005, inventories consist of the following:

	Fiscal
	2006	2005
	(in millions)
Raw materials	$340	$268
Work in progress	706	618
Finished goods	920	757

Inventories	$1,966	$1,643

7.    Property, Plant, and Equipment, Net

        At fiscal year end 2006 and 2005, property, plant, and equipment, net consists of the following:

	Fiscal
	2006	2005
	(in millions)
Land and improvements	$256	$249
Buildings and leasehold improvements	1,330	1,253
Machinery and equipment	5,433	5,108
Construction in process	575	500

Gross property, plant, and equipment	7,594	7,110
Accumulated depreciation	(4,461)	(4,130)

Property, plant, and equipment, net	$3,133	$2,980

        Depreciation expense was $463 million, $475 million, and $447 million in fiscal 2006, fiscal 2005, and fiscal 2004, respectively.

        Property, plant, and equipment, net includes gross assets under capital leases of $164 million at fiscal year end 2005. Amortization related to the capital lease assets that is included in accumulated deprecation was $102 million at fiscal year end 2005. Capital leases are included as a component of machinery and equipment. Amortization of assets under capital leases is included in depreciation expense. The Company's capital lease facility was repaid and terminated in fiscal 2006. See Note 11.

8.    Goodwill

        The changes in the carrying amount of goodwill by segment for fiscal 2006 and fiscal 2005 are as follows:

	Electronic Components	Network Solutions	Wireless Systems	Total
	(in millions)
Balance at September 30, 2004	$5,980	$846	$635	$7,461
Purchase accounting adjustments(1)	(30)	(4)	—	(34)
Acquisitions	2	—	—	2
Currency translation	(5)	(1)	—	(6)

Balance at September 30, 2005	$5,947	$841	$635	$7,423
Acquisitions	5	1	—	6
Impairment	—	—	(316)	(316)
Currency translation	21	1	—	22

Balance at September 29, 2006	$5,973	$843	$319	$7,135

(1)
Adjustments to previously completed acquisitions primarily related to income tax matters.

        During fiscal 2006, the Company recorded a goodwill impairment of $316 million in its Wireless Systems segment related to the Integrated Wireless Products reporting unit. The impairment charge was incurred when the reporting unit experienced slower growth and profitability than management's previous experience and future expectations due to sales declines in certain end markets.

        In performing the annual step I goodwill impairment test, the Company determined the fair value of the Integrated Wireless Products reporting unit based on a discounted cash flows analysis incorporating the Company's estimate of future operating performance. The results of the step I goodwill impairment test indicated that the book value of the reporting unit exceeded the fair value of the reporting unit. The failure of the step I goodwill impairment test triggered a step II goodwill impairment test in which the Company determined the implied fair value of the reporting unit's goodwill by comparing the reporting unit fair value determined in step I to the fair value of the reporting unit's net assets, including unrecognized intangible assets. The step II goodwill impairment test indicated that there is no implied value related to the goodwill, resulting in an impairment of the reporting unit's entire goodwill balance of $316 million. The goodwill impairment is presented as a separate line in the Combined Statements of Income.

9.    Intangible Assets, Net

        The Company's intangible assets at fiscal year end 2006 and 2005 are as follows:

	Fiscal
	2006				2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period
	(in millions)
Amortizable:
Intellectual property	$1,479	$(462)	$1,017	22 years	$1,450	$(386)	$1,064	21 years
Other	11	(2)	9	50 years	10	(2)	8	49 years

Total amortizable	$1,490	$(464)	$1,026	22 years	$1,460	$(388)	$1,072	22 years
Non-amortizable	2	—	2		2	—	2

Intangible assets	$1,492	$(464)	$1,028		$1,462	$(388)	$1,074

        Intangible asset amortization expense for fiscal 2006, fiscal 2005, and fiscal 2004 was $68 million, $67 million, and $66 million, respectively. The estimated aggregate amortization expense on intangible assets currently owned by the Company is expected to be as follows:

(in millions)
Fiscal 2007	$69
Fiscal 2008	67
Fiscal 2009	67
Fiscal 2010	67
Fiscal 2011	66
Thereafter	690

$1,026

10.    Accrued and Other Current Liabilities

        At fiscal year end 2006 and 2005, accrued and other current liabilities consist of the following:

	Fiscal
	2006	2005
	(in millions)
Income taxes payable	$394	$382
Accrued payroll and employee benefits	343	250
Deferred income taxes	41	28
Other	553	541

Accrued and other current liabilities	$1,331	$1,201

11.    Debt

        Debt at fiscal year end 2006 and 2005 is as follows:

	Fiscal
	2006	2005
	(in millions)
Due to Tyco International Ltd. and affiliates	$3,510	$4,241
7.2% notes due 2008	86	85
Capital lease obligation	—	114
Other	66	71

Total debt	3,662	4,511
Less current portion	291	695

Long-term debt	$3,371	$3,816

        Tyco International utilizes a centralized approach to cash management and financing of its operations exclusive of certain debt directly incurred by one of its businesses, such as debt assumed in an acquisition or capital lease obligations. Accordingly, Tyco International's consolidated debt and related net interest expense, exclusive of amounts incurred directly by the Company, have been proportionately allocated to the Company based on the historical funding requirements of the Company using historical data. Net interest expense was allocated in the same proportions as debt and includes the impact of interest rate swap agreements designated as fair value hedges. For fiscal 2006, fiscal 2005, and fiscal 2004, Tyco International has allocated to Tyco Electronics interest expense of $234 million, $271 million, and $294 million, respectively, and interest income of $33 million, $32 million, and $24 million, respectively.

        In addition, Tyco International has allocated to the Company loss on retirement of debt in the amount of $365 million and $64 million for fiscal 2005 and fiscal 2004, respectively. Such amounts are included in other expense, net in the Combined Statements of Income. The method utilized to allocate loss on retirement of debt is consistent with the allocation of debt and net interest expense as described above.

        Management believes the allocation basis for debt, net interest expense, and loss on retirement of debt are reasonable based on the historical financing needs of Company. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented.

        The Company expects to issue third-party debt or to be assigned debt by Tyco International based on an anticipated initial post-separation capital structure for the Company. The amount of debt which could be issued or assigned may materially differ from the amounts presented herein. The allocated debt amounts, presented as "Due to Tyco International Ltd. and affiliates," have been classified on the Combined Balance Sheets based on the maturities of Tyco International's underlying debt. When the allocated debt is replaced with third party debt or debt is assigned from Tyco International, the maturities of such debt will be determined. Tyco International will not require repayment of such amounts on an accelerated basis.

        As of fiscal year end 2005, the Company held a synthetic capital lease facility used to finance capital expenditures for machinery and equipment. On January 26, 2006, Tyco International, on behalf of the Company, repaid and terminated the synthetic lease facility for a total cash payment of $118 million, reducing principal debt and minority interest by $114 million and $4 million, respectively.

        The Company's debt agreements contain a number of financial and other customary covenants including limitations on liens and sale/leaseback transactions. None of these covenants are presently considered restrictive to the Company's operations. The Company is currently in compliance with all of its debt covenants.

        The fair value of the Company's external debt, excluding Tyco International allocated amounts, was approximately $155 million and $276 million at fiscal year end 2006 and 2005, respectively.

        The aggregate amounts of the Company's external debt, excluding $3,510 million due to Tyco International Ltd. and affiliates which do not have contractual maturities, maturing during the next five years and thereafter are as follows:

(in millions)
Fiscal 2007	$7
Fiscal 2008	1
Fiscal 2009	87
Fiscal 2010	1
Fiscal 2011	1
Thereafter	55

Total	$152

        Certain of the Company's operating subsidiaries have overdraft and similar types of facilities, which total $350 million, of which $299 million was undrawn and available at fiscal year end 2006. These facilities, most of which are renewable, expire at various dates through the year 2013 and are established primarily within the Company's international operations.

12.    Guarantees

        In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

        The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 15 for a discussion of these liabilities.

        The Company has an obligation under an off-balance sheet leasing arrangement for five cable laying sea vessels. Upon expiration of this lease in October 2006, the Company has the option to buy these vessels for approximately $280 million, or return the vessels to the lessor and, under a residual guarantee, pay any shortfall in sales proceeds to the lessor from a third party in an amount not to exceed $235 million. As of fiscal year end 2006, the Company expects the obligation to be $54 million, which is recorded in the accompanying Combined Balance Sheet, based on its estimate of the fair value of the vessels performed by management with the assistance of a third-party valuation. During fiscal 2006, fiscal 2005, and fiscal 2004, the Company incurred annual expenses of $14 million in each year related to this obligation. See Note 23.

        In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations, or cash flows.

        The Company generally records estimated product warranty costs at the time of sale. For further information on estimated product warranty see Note 2.

        The changes in the Company's warranty liability for fiscal 2006 and fiscal 2005 are as follows:

	Fiscal
	2006	2005
	(in millions)
Balance at beginning of fiscal year	$43	$63
Warranties issued during the fiscal year	3	2
Warranty expirations and changes in estimate	(11)	(14)
Settlements	(5)	(8)

Balance at end of fiscal year	$30	$43

13.    Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, debt, and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, investments, accounts payable, external debt and derivative financial instruments approximated book value at fiscal year end 2006 and 2005. See Note 11 for the fair value estimates of external debt.

        All derivative financial instruments are reported on the Combined Balance Sheets at fair value, and changes in a derivative's fair value are recognized currently in earnings. Fair value estimates are based on relevant market information, including current market rates and prices, assuming adequate market liquidity.

        The Company uses derivative financial instruments to manage exposures to foreign currency risks. The Company's objective for utilizing derivatives is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures.

        As part of managing the exposure to changes in foreign currency exchange rates, the Company utilizes forward and option contracts with financial institutions acting as principal counterparties. The objective of these contracts is to minimize impacts to cash flows due to changes in foreign currency exchange rates on intercompany transactions, accounts receivable, accounts payable, and forecasted transactions. These contracts are marked to market with changes in the derivatives fair value recognized currently in earnings. At fiscal year end 2006, the Company had recorded net liabilities of $2 million related to these transactions.

        To the extent that Tyco International enters into hedges on behalf of the Company, the income statement effects of those hedges have been allocated to the Company as part of the Tyco International general corporate overhead expense allocation or interest expense allocation as appropriate. See Note 16.

        The Company's derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated as the Company deals with a variety of major banks worldwide with long-term Standard & Poor's and Moody's credit ratings of A/A2 or higher. In addition, only conventional derivative financial instruments are utilized, thereby affording optimum clarity as to the market risk. None of the Company's derivative financial instruments outstanding at year end would result in a significant loss to the Company if a counterparty failed to perform according to the terms of its agreement. At this time, the Company does not require collateral or other security to be furnished by the counterparties to its derivative financial instruments.

14.    Retirement Plans

  Measurement Date

        In fiscal 2005, Tyco International changed the measurement date for its pension and postretirement benefit plans from September 30th to August 31st, effective October 1, 2004. Tyco International and the Company believe that the one-month change of measurement date is a preferable change as it allows management adequate time to evaluate and report the actuarial information in the Company's Combined Financial Statements under the accelerated reporting deadlines. Accordingly, all amounts presented as of and for the fiscal years ended 2006 and 2005 reflect an August 31 measurement date, while prior years reflect a September 30 measurement date. The Company has accounted for the change in measurement date as a change in accounting principle. The cumulative effect of the accounting principle change as of the beginning of fiscal 2005 was an $11 million after-tax, $13 million pre-tax, gain. The change in measurement date did not have a material effect on net periodic benefit costs.

  Defined Benefit Pension Plans

        The Company has and also participates through its parent, Tyco International, in a number of contributory and noncontributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with local custom and practice. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Combined Statements of Income on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

        In limited circumstances, the Company participates through its parent in certain co-mingled plans that include plan participants of other Tyco International subsidiaries. The Company has recorded its portion of the co-mingled plan's expense and the related obligation which have been actuarially determined based on the Company's specific benefit formulas by participants and allocated plan assets. The contribution amounts were determined in total for the co-mingled plan and allocated to the Company based on headcount. Management believes such allocations are reasonable, however, during fiscal 2007, when these plans are legally separated, we expect there will be a reallocation of assets based on the Employee Retirement Income Security Act ("ERISA") prescribed calculation which will result in adjustments to the components of the net amount recognized and future expense.

        The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans in fiscal 2006, fiscal 2005, and fiscal 2004 is as follows:

	U.S. Plans			Non-U.S. Plans
	Fiscal			Fiscal
	2006	2005	2004	2006	2005	2004
	(in millions)
Service cost	$4	$4	$4	$62	$55	$51
Interest cost	50	52	52	60	61	53
Expected return on plan assets	(72)	(65)	(49)	(51)	(45)	(35)
Amortization of initial net (asset) obligation	—	—	(1)	—	—	1
Amortization of prior service cost	—	—	—	(2)	—	—
Amortization of net actuarial loss	15	12	14	25	21	20
Curtailment/settlement gain and special termination benefits	—	—	—	—	(6)	(2)

Net periodic benefit cost	$(3)	$3	$20	$94	$86	$88

Weighted average assumptions used to determine net pension cost during the period:
Discount rate	5.25%	6.00%	6.00%	3.85%	4.53%	4.39%
Expected return on plan assets	7.99%	7.99%	7.99%	5.76%	6.12%	5.79%
Rate of compensation increase	4.00%	4.25%	4.25%	3.06%	3.37%	3.20%

        The following table represents the changes in benefit obligations, plan assets, and the net amount recognized on the Combined Balance Sheets for all U.S. and non-U.S. defined benefit plans at fiscal year end 2006 and 2005:

	U.S. Plans		Non-U.S. Plans
	Fiscal		Fiscal
	2006	2005	2006	2005
	(in millions)
Change in benefit obligations:
Benefit obligation at end of prior period	$988	$892	$1,591	$1,325
Effect of change in measurement date	—	4	—	(4)

Benefit obligation at beginning of period	988	896	1,591	1,321
Service cost	4	4	62	55
Interest cost	50	52	60	61
Employee contributions	—	—	5	3
Plan amendments	—	—	(19)	—
Actuarial (gain) loss	(44)	85	(42)	169
Benefits and administrative expenses paid	(51)	(49)	(47)	(46)
New plans	—	—	—	70
Currency translation	—	—	60	(42)

Benefit obligation at end of period	$947	$988	$1,670	$1,591

Change in plan assets:
Fair value of plan assets at end of prior period	$928	$853	$870	$726
Effect of change in measurement date	—	(126)	—	(11)

Fair value of plan assets at beginning of period	928	727	870	715
Actual return on plan assets	73	106	81	111
Employer contributions	1	144	53	51
Employee contributions	—	—	5	3
New plans	—	—	—	59
Benefits and administrative expenses paid	(51)	(49)	(47)	(46)
Currency translation	—	—	40	(23)

Fair value of plan assets at end of period	$951	$928	$1,002	$870

Funded status	$4	$(60)	$(668)	$(721)
Unrecognized net actuarial loss	200	260	400	483
Unrecognized prior service cost	1	1	(21)	(2)
Contributions after the measurement date	—	—	14	5

Net amount recognized	$205	$201	$(275)	$(235)

Amounts recognized on the Combined Balance Sheets:
Prepaid benefit cost	$4	$—	$17	$15
Accrued benefit liability	—	(60)	(460)	(509)
Intangible asset	1	1	1	1
Accumulated other comprehensive income	200	260	167	258

Net amount recognized	$205	$201	$(275)	$(235)

Weighted average assumptions used to determine pension benefit obligations at period end:
Discount rate	6.00%	5.25%	4.16%	3.85%
Rate of compensation increase	4.00%	4.00%	3.18%	3.06%

        In determining the expected return on plan assets, Tyco International and the Company consider the relative weighting of plan assets by class and individual asset class performance expectations as provided by their external advisors.

        The investment strategy for the pension plans has been governed by Tyco International. Tyco International's investment strategy for its pension plans is to manage the plans on a going concern basis. Current investment policy is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants.

        Target weighted-average asset allocations and weighted average asset allocations for U.S. and non-U.S. pension plans at fiscal year end 2006 and 2005 are as follows:

	U.S. Plans			Non-U.S. Plans
	Target	Fiscal 2006	Fiscal 2005	Target	Fiscal 2006	Fiscal 2005
Asset Category:
Equity securities	60%	52%	59%	54%	52%	52%
Debt securities	40	41	38	39	39	38
Real estate	—	3	—	3	3	3
Cash and cash equivalents	—	4	3	4	6	7

Total	100%	100%	100%	100%	100%	100%

        Tyco International's common shares are not a direct investment of the Company's pension funds; however, the pension funds may indirectly include Tyco International shares. The aggregate amount of the Tyco International common shares would not be considered material relative to the total pension fund assets.

        Tyco International and the Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that, at a minimum, it will make the minimum required contributions to its pension plans in fiscal 2007 of $2 million for U.S. plans and $57 million for non-U.S. plans.

        Benefit payments, which reflect future expected service, as appropriate, are expected to be paid as follows:

	Fiscal
	U.S. Plans	Non-U.S. Plans
	(in millions)
Fiscal 2007	$50	$44
Fiscal 2008	52	47
Fiscal 2009	53	50
Fiscal 2010	57	53
Fiscal 2011	57	59
Fiscal 2012-2016	316	348

        The accumulated benefit obligation for all U.S. and non-U.S. plans as of fiscal year end 2006 and 2005 was as follows:

	U.S. Plans		Non-U.S. Plans
	Fiscal		Fiscal
	2006	2005	2006	2005
	(in millions)
Accumulated benefit obligation	$944	$985	$1,420	$1,349

        The accumulated benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with accumulated benefit obligations in excess of plan assets at fiscal year end 2006 and 2005 were as follows:

	U.S. Plans		Non-U.S. Plans
	Fiscal		Fiscal
	2006	2005	2006	2005
	(in millions)
Accumulated benefit obligation	$88	$985	$1,341	$1,293
Fair value of plan assets	59	928	900	799

        The projected benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with projected benefit obligations in excess of plan assets at fiscal year end 2006 and 2005 were as follows:

	U.S. Plans		Non-U.S. Plans
	Fiscal		Fiscal
	2006	2005	2006	2005
	(in millions)
Projected benefit obligation	$90	$988	$1,597	$1,562
Fair value of plan assets	59	928	926	835

  Defined Contribution Retirement Plans

        The Company maintains through Tyco International several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $69 million, $68 million, and $66 million for fiscal 2006, fiscal 2005, and fiscal 2004, respectively.

  Deferred Compensation Plans

        The Company maintains through Tyco International nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in Tyco International's 401(k) plans and the account balance fluctuates with the investment returns on those funds. Total deferred compensation liabilities were $28 million and $25 million at fiscal year end 2006 and 2005, respectively. Deferred compensation expense was immaterial in all years presented.

  Rabbi Trust

        The Company has established rabbi trusts, related to certain acquired companies, through which the assets may be used to pay non-qualified plan benefits. The trust primarily holds bonds. The rabbi trust assets are subject to the claims of the Company's creditors in the event of the Company's insolvency. The value of the assets held by these trusts, included in other assets on the Combined Balance Sheets, was $87 million and $89 million at fiscal year end 2006 and 2005, respectively. Total liabilities related to the assets held by the rabbi trust were $28 million and $30 million at fiscal year end 2006 and 2005, respectively. Plan participants are general creditors of the Company with respect to these benefits.

  Postretirement Benefit Plans

        In addition to providing pension and 401(k) benefits, the Company through its parent, Tyco International, also provides certain health care coverage continuation for qualifying retirees from date of retirement to age 65.

        Net periodic postretirement benefit cost in fiscal 2006, fiscal 2005, and fiscal 2004 is as follows:

	Fiscal
	2006	2005	2004
	(in millions)
Service cost	$1	$1	$1
Interest cost	2	3	3
Amortization of prior service credit	—	(1)	(1)
Amortization of net actuarial loss	—	—	1

Net periodic postretirement benefit cost	$3	$3	$4

Weighted average assumptions used to determine net postretirement benefit cost during the period:
Discount rate	4.75%	5.50%	5.50%
Rate of compensation increase	4.00%	4.25%	4.25%

        The components of the accrued postretirement benefit obligations, substantially all of which are unfunded, at fiscal year end 2006 and 2005, are as follows:

	Fiscal
	2006	2005
	(in millions)
Change in benefit obligations:
Benefit obligation at beginning of period	$57	$58
Service cost	1	1
Interest cost	2	3
Plan amendments	—	3
Actuarial gain	(4)	(2)
Benefits paid	(7)	(6)

Benefit obligation at end of period	$49	$57

Change in plan assets:
Fair value of assets at beginning of period	$4	$4
Employer contributions	7	6
Benefits paid	(7)	(6)

Fair value of plan assets at end of period	$4	$4

Funded status	$(45)	$(53)
Unrecognized net actuarial loss	5	9
Unrecognized prior service cost	2	1
Contributions after the measurement date	—	1

Accrued postretirement benefit cost	$(38)	$(42)

Weighted average assumptions used to determine postretirement benefit obligations at period end:
Discount rate	5.75%	4.75%
Rate of compensation increase	4.00%	4.00%

        The Company expects to make contributions to its postretirement benefit plans of $5 million in fiscal 2007.

        Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows:

(in millions)
Fiscal 2007	$6
Fiscal 2008	4
Fiscal 2009	3
Fiscal 2010	3
Fiscal 2011	3
Fiscal 2012-2016	15

        Health care cost trend assumptions are as follows:

	Fiscal
	2006	2005
	($ in millions)
Health care cost trend rate assumed for next fiscal year	9.79%	11.22%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%
Fiscal year the ultimate trend rate is achieved	2013	2013

        A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(in millions)
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	4	3

15.    Commitments and Contingencies

        The Company has facility, land, vehicle, and equipment leases that expire at various dates through the year 2056. Rental expense under these leases was $171 million, $197 million, and $194 million for fiscal 2006, fiscal 2005, and fiscal 2004, respectively. At fiscal year end 2006, the minimum lease payment obligations under non-cancellable lease obligations were as follows:

(in millions)
Fiscal 2007	$113
Fiscal 2008	87
Fiscal 2009	66
Fiscal 2010	52
Fiscal 2011	42
Thereafter	184

Total	$544

        The Company also has purchase obligations related to commitments to purchase certain goods and services. At fiscal year end 2006, such obligations consisted of $41 million in fiscal 2007.

        At fiscal year end 2006, the Company had a contingent purchase price commitment of $80 million related to the fiscal 2001 acquisition of Com-Net by the Wireless Systems segment. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State has approved the system based on the guidelines set forth in the contract. A liability for this contingency has not been recorded in the Company's Combined Financial Statements as the outcome of this contingency cannot be reasonably determined.

        In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations, or cash flows.

        As a part of the separation and distribution agreement to be entered into at the separation date, any existing or potential liabilities related to Tyco International's outstanding litigation will be assigned if Tyco Electronics is specifically identified in the lawsuit. However, any existing or potential liabilities that cannot be associated with Tyco Electronics will be allocated appropriately and post-separation sharing agreements will be established. The discussions below identify the various outstanding litigation facing Tyco International. Tyco Electronics will be responsible for certain potential liabilities that may arise upon the settlement of the pending litigation based on the post-separation sharing agreement. If Tyco International or Covidien were to default on their obligation to pay their allocated share of these liabilities, however, we would be required to pay additional amounts.

  Class Actions

        As a result of actions taken by Tyco International's former senior corporate management, Tyco International, some members of Tyco International's former senior corporate management, former members of Tyco International's board of directors, Tyco International's current Chief Executive Officer and General Counsel, and Tyco International's former Chief Financial Officer are named defendants in a number of purported class actions alleging violations of the disclosure provisions of the federal securities laws. Tyco International, certain of its current and former employees, some members of its former senior corporate management, and some former members of its board of directors also are named as defendants in several ERISA class actions. In addition, some members of Tyco International's former senior corporate management are subject to a SEC inquiry. The findings and outcomes of the SEC inquiry may affect the course of the purported securities class actions and ERISA class actions pending against Tyco International. Tyco International is generally obligated to indemnify its directors and officers and its former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, Tyco International's insurance carriers may decline coverage, or Tyco International's coverage may be insufficient to cover its expenses and liability, in some or all of these matters. While Tyco International may from time to time seek to engage plaintiff's counsel in settlement discussions, Tyco International is unable at this time to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters. As a result, Tyco Electronics' share of such potential losses is also not estimable. However, it is possible that Tyco Electronics' portion of such liability would have a material adverse effect on its financial position, results of operations, or cash flows.

  Investigations

        Tyco International and others have received various subpoenas and requests from the SEC's Division of Enforcement, the United States Department of Labor, the General Service Administration, and others seeking the production of voluminous documents in connection with various investigations into Tyco International's governance, management, operations, accounting, and related controls. The Department of Labor is investigating Tyco International and the administrators of certain of its benefit plans. Tyco International cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties. It is not possible to estimate the amount of loss, or range of possible loss, if any, that might result from an adverse resolution of these matters. As a result, Tyco Electronics share of such potential losses is also not estimable and may have a material adverse effect on its financial position, results of operations, or cash flows.

        On April 17, 2006, Tyco International reached a settlement that closes the SEC Enforcement Division's investigation of certain accounting practices and other actions by former Tyco International officers. On April 25, 2006, the United States District court for the Southern District of New York entered a final judgment in which Tyco International was ordered to pay $1 in disgorgement and a fine of $50 million. During the third quarter of fiscal 2006, Tyco International satisfied the judgment which was accrued by Tyco International in fiscal 2005.

  Intellectual Property and Antitrust Litigation

        The Company is a party to a number of patent infringement and antitrust actions that may require the Company to pay damage awards. The Company has assessed the status of these matters and has recorded liabilities related to certain of these matters where appropriate.

  Environmental Matters

        The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. As of fiscal year end 2006, the Company concluded that it was probable that it would incur remedial costs in the range of approximately $10 million to $27 million. As of fiscal year end 2006, the Company concluded that the best estimate within this range is approximately $17 million, of which $4 million is included in accrued and other current liabilities and $13 million is included in other liabilities on the Combined Balance Sheets. In view of the Company's financial position and reserves for environmental matters of $17 million, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations, or cash flows.

  Income Taxes

        The Company and its subsidiaries' income tax returns are periodically examined by various regulatory tax authorities. In connection with such examinations, tax authorities, including the United States Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. The Company and Tyco International are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies that management has assessed as probable and estimable and which relate specifically to the Tyco Electronics business have been recorded. While the timing and ultimate resolution of these matters is uncertain, it is reasonably possible that certain of these matters could be resolved during fiscal 2007. In addition, the Company may be required to pay additional taxes for contingencies not related to the electronics businesses as a result of the liability sharing arrangements with Tyco International and Covidien which will be entered into at the separation date.

        The IRS continues to audit the 1997 through 2000 fiscal years. In fiscal 2004, Tyco International submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns, resulting in a reduction in the taxable income previously filed. During fiscal 2006, the IRS accepted substantially all of the proposed adjustments. Also during fiscal 2006, Tyco International developed proposed amendments to U.S. federal income tax returns for additional periods through fiscal 2002. On the basis of the previously accepted amendments, the Company has determined that acceptance of these adjustments is probable and accordingly, has recorded them, as well as the impacts of the adjustments accepted by the IRS, in the Combined Financial Statements. These adjustments resulted in a $205 million net decrease in deferred income tax assets and a $205 million decrease in other liabilities in fiscal 2006. Such adjustments did not have a material impact on the Company's results of operations or cash flows.

        Tyco International has yet to complete proposed amendments to its U.S. federal income tax returns for periods subsequent to fiscal 2002, which will primarily reflect the roll forward through fiscal

2006 of the amendments for the 1997 to 2002 fiscal periods. When the Company's tax return positions are updated, additional adjustments may be identified and recorded in the Combined Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations, or cash flows.

        At Separation, pursuant to a tax sharing agreement, the Company will be allocated a portion of Tyco International's tax contingency liabilities. Such liabilities are not reflected in the accompanying financial statements. It is expected that the impact of this allocation will be material.

  Other Matters

        The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions, and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations, or cash flows.

16.    Related Party Transactions

  Cash Management

        Tyco International uses a centralized approach to cash management and financing of operations. The Company's cash is available for use and is regularly "swept" by Tyco International at its discretion. Tyco International also funds the Company's operating and investing activities as needed. Transfers of cash both to and from Tyco International's cash management system are reflected as a component of Parent Company Investment within Parent Company Equity on the Combined Balance Sheets.

  Trade Activity

        Accounts receivable includes $14 million and $12 million of receivables from Tyco International and its affiliates at the end of fiscal 2006 and fiscal 2005, respectively. The Company sells certain of its manufactured products consisting primarily of connectors and cable assemblies to Tyco International and its affiliates, at prices which approximate fair value. Sales to Tyco International and its affiliates, which are included in net sales on the Combined Statements of Income, were $76 million, $76 million, and $50 million during fiscal 2006, fiscal 2005, and fiscal 2004, respectively. Purchases from Tyco International and its affiliates were $6 million, $7 million, and $3 million during fiscal 2006, fiscal 2005, and fiscal 2004, respectively.

  Debt and Related Items

        The Company was allocated a portion of Tyco International's consolidated debt, net interest expense, and loss on retirement of debt. Note 11 provides further information regarding these allocations.

  Securitization Program

        During fiscal 2005 and fiscal 2004, the Company participated in Tyco International's accounts receivable securitization programs. Under these programs, Tyco International sold participating interests in accounts receivable to investors who, in turn, purchased and received ownership and security interests in those receivables. As collections reduced accounts receivable included in the pool, each participant, including the Company, sold new receivables. The costs of these programs have been allocated to the Company as part of the allocation of Tyco International's general corporate overhead expenses discussed below.

  Allocated Expenses

        The Company was allocated general corporate overhead expenses from Tyco International for corporate-related functions based on a pro-rata percentage of Tyco International's consolidated net revenue. General corporate overhead expenses primarily related to centralized corporate functions, including treasury, tax, legal, internal audit, human resources, and risk management functions. During fiscal 2006, fiscal 2005, and fiscal 2004, the Company was allocated $177 million, $198 million, and $177 million, respectively, of general corporate overhead expenses incurred by Tyco International, which are included within selling, general, and administrative expenses in the Combined Statements of Income.

        As discussed in Note 1, the Company believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses from Tyco International are reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been or will be incurred by the Company if it were to operate as an independent, publicly-traded company. As such, the financial information herein may not necessarily reflect the combined financial position, results of operations, and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly-traded company during the periods presented.

  Transactions with Tyco International's Directors

        During fiscal 2006, fiscal 2005, and fiscal 2004, the Company engaged in commercial transactions in the normal course of business with companies where Tyco International's Directors were employed and served as officers. During each of these periods, Tyco Electronics' purchases from such companies aggregated less than one percent of net sales.

17.    Income Taxes

        Significant components of the income tax provision for fiscal 2006, fiscal 2005, and fiscal 2004 are as follows:

	Fiscal
	2006	2005	2004
	(in millions)
Current:
United States:
Federal	$(181)	$22	$67
State	(24)	25	(43)
Non-U.S.	299	383	254

Current income tax provision	94	430	278

Deferred:
United States:
Federal	37	(181)	62
State	(40)	74	28
Non-U.S.	(59)	37	37

Deferred income tax provision	(62)	(70)	127

	$32	$360	$405

        The U.S. and non-U.S. components of income from continuing operations before income taxes and minority interest for fiscal 2006, fiscal 2005, and fiscal 2004 are as follows:

	Fiscal
	2006	2005	2004
	(in millions)
U.S.	$(18)	$67	$222
Non-U.S.	1,219	1,288	984

Income from continuing operations before income taxes and minority interest	$1,201	$1,355	$1,206

        The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations for fiscal 2006, fiscal 2005, and fiscal 2004 are as follows:

	Fiscal
	2006	2005	2004
	(in millions)
Notional U.S. federal income tax expense at the statutory rate	$420	$474	$422
Adjustments to reconcile to the income tax provision:
U.S. state income tax (benefit) provision, net	(42)	64	(10)
Divestitures and impairments	71	(105)	(24)
Non-U.S. net earnings(1)	(124)	(184)	(160)
Nondeductible charges	34	7	9
Change in accrued income tax liabilities	21	110	126
Allocated loss on retirement of debt	(87)	127	33
Valuation allowance	(268)	(129)	14
Other	7	(4)	(5)

Provision for income taxes	$32	$360	$405

(1)
Excludes asset impairments, nondeductible charges, and other items which are broken out separately in the table.

        The net decrease of $268 million of deferred tax asset valuation allowances in fiscal 2006 is primarily driven by improved profitability in certain jurisdictions, principally the U.S. The Company's U.S. results of operations in fiscal 2006 combined with other available evidence, including projections of future taxable income, indicate that it is more likely than not the Company will realize additional deferred tax assets in the future and accordingly the related valuation allowances were reduced. Reflected in the state tax provision line for fiscal 2006 is a $42 million state tax benefit primarily related to the Tyco Global Network divestiture.

        The allocated loss on retirement of debt in fiscal 2006 is a cumulative one-time benefit of $87 million associated with the receipt of a favorable non-U.S. tax ruling permitting the deduction of historical debt retirement costs. This benefit is partially offset by an increased valuation allowance of $62 million relating to the deferred tax asset associated with net operating losses created by the debt retirement deductions. This $62 million is reflected on the valuation allowance line in the table above.

        Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset at fiscal year end 2006 and 2005 are as follows:

	Fiscal
	2006	2005
	(in millions)
Deferred tax assets:
Accrued liabilities and reserves	$439	$592
Tax loss and credit carryforwards	1,936	1,932
Inventories	35	33
Postretirement benefits	151	216
Deferred revenue	68	73
Other	144	204

	2,773	3,050

Deferred tax liabilities:
Intangible assets	(347)	(203)
Property, plant, and equipment	(197)	(433)
Other	(170)	(130)

	(714)	(766)

Net deferred tax asset before valuation allowance	2,059	2,284
Valuation allowance	(611)	(873)

Net deferred tax asset	$1,448	$1,411

        At fiscal year end 2006, the Company had $1,929 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $948 million have no expiration, and the remaining $981 million will expire in future years through 2016. Due to a favorable non-U.S. ruling in the fourth quarter of fiscal 2006, the Company was able to recognize $417 million of net operating loss carryforwards associated with the deduction of historical debt retirement costs. In the U.S., there were approximately $3,392 million of federal and $2,915 million of state net operating loss carryforwards at fiscal year end 2006, which will expire in future years through 2026.

        The valuation allowance for deferred tax assets of $611 million and $873 million at fiscal year end 2006 and 2005, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires that a valuation allowance be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. At fiscal year end 2006, approximately $6 million of the valuation allowance will ultimately reduce goodwill if the net operating losses are utilized.

        The Company and its subsidiaries' income tax returns are periodically examined by various regulatory tax authorities. See "Income Taxes" in Note 15.

        The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across its global operations. The Company recognizes potential liabilities and records tax liabilities as well as related interest for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. Further, management has reviewed with tax counsel the issues raised by these taxing authorities and the adequacy of these recorded amounts. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. Substantially all of these potential tax liabilities are recorded in other liabilities on the Combined Balance Sheets as payment is not expected within one year.

        Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if the intention to permanently reinvest earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

18.    Other Expense, Net

        Other expense, net, of $365 million in fiscal 2005 includes an allocation of $365 million from Tyco International for the loss on the retirement of debt. See Note 11.

        Other expense, net, of $102 million in fiscal 2004 includes an allocation from Tyco International of $64 million related to Tyco International's loss on the retirement of debt. See Note 11. Additionally, during fiscal 2004, the Company repurchased $303 million of its 7.2% notes due 2008 for cash of $341 million, which resulted in a $38 million loss, including unamortized debt issuance costs, on the retirement of debt.

        The allocation methodology for the loss on retirement of debt is consistent with the treatment of debt and net interest expense as described in Note 11. Management believes that this allocation is reasonable given the impact such retirements had on the overall capital structure of Tyco International. However, these amounts may not be indicative of the actual losses on the retirement of debt that the Company would have incurred had the Company been operating as a separate, stand-alone company for the periods presented.

19.    Share Plans

        As of September 29, 2006, all equity awards (restricted share awards and share options) held by Company employees were granted under the Tyco International Ltd. 2004 Stock and Incentive Plan ("2004 Plan") or other Tyco International equity incentive plans. The 2004 Plan is administered by the Compensation and Human Resources Committee of the board of directors of Tyco International, which consists exclusively of independent directors of Tyco International and provides for the award of stock options, stock appreciation rights, annual performance bonuses, long-term performance awards, restricted units, restricted stock, promissory stock, and other stock-based awards (collectively, "Awards").

  Restricted Share Awards

        Restricted share awards are granted by Tyco International subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. All restrictions on the award will lapse upon normal retirement, death, or disability of the employee.

        For grants which vest based on certain specified performance criteria of Tyco International, the fair market value of the shares or units is expensed over the period of performance, once achievement of criteria is deemed probable. For grants that vest through passage of time, the fair market value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards has been determined based on the market value of Tyco International's shares on the grant date. Restricted share awards generally vest after a period of three years, as determined by Tyco International's Compensation Committee, or upon attainment of various levels of performance that equal or exceed targeted levels of Tyco International, if applicable. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

        Recipients of restricted shares have the right to vote such shares and receive dividends, whereas recipients of restricted units have no voting rights and receive dividend equivalents.

        A summary of the status of Tyco International restricted share awards and performance shares granted to Tyco Electronics employees as of fiscal year end 2006 and changes during the year then ended is presented below:

Non-vested Restricted Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at October 1, 2005	1,493,325	$27.98
Granted	1,510,119	28.96
Vested	(305,853)	17.16
Forfeited	(204,766)	28.36

Non-vested at September 29, 2006	2,492,825	$29.90

        The weighted-average grant-date fair value of Tyco International restricted share awards granted to Tyco Electronics employees during fiscal 2006, fiscal 2005, and fiscal 2004 was $28.96, $35.52, and $27.62 respectively. The total fair value of restricted share awards vested for Tyco Electronics employees was $5 million during fiscal 2006 and less than $1 million during fiscal 2005 and fiscal 2004.

Non-vested Performance Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at October 1, 2005	—	$—
Granted	139,200	29.00
Vested	(7,100)	29.00
Forfeited	(14,500)	29.00

Non-vested at September 29, 2006	117,600	$29.00

        The total fair value of Tyco International performance shares granted to Tyco Electronics employees vested during fiscal 2006, fiscal 2005, and fiscal 2004 was insignificant.

        As of fiscal year end 2006, there was $39 million of total unrecognized compensation cost related to both non-vested Tyco International restricted share awards and performance shares granted to Tyco Electronics employees. That cost is expected to be recognized over a weighted-average period of 1.9 fiscal years.

  Share Options

        Options are granted to purchase Tyco International common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2004 Plan. Options are generally exercisable in equal annual installments over a period of three years and will generally expire 10 years after the date of grant.

        Share option activity for Tyco Electronics employees under all Tyco International plans as of fiscal year end 2006 and changes during the fiscal year then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in millions)
Outstanding at October 1, 2005	36,130,409	$36.41
Granted	2,219,500	29.02
Exercised	(3,016,585)	19.40
Expired	(1,672,027)	47.72
Forfeited	(662,599)	32.44

Outstanding at September 29, 2006	32,998,698	36.96	5.2	$60
Vested and unvested expected to vest at September 29, 2006	32,648,444	37.02	5.2	60
Exercisable at September 29, 2006	27,257,332	38.07	4.6	60

        As of fiscal year end 2006, there was $37 million of total unrecognized compensation cost related to non-vested Tyco International share options granted to Tyco Electronics employees under Tyco International share option plans. The cost is expected to be recognized over a period of 1.3 years.

  Stock-Based Compensation

        As discussed in Note 2, effective October 1, 2005, Tyco International adopted the provisions of SFAS No. 123R using the modified prospective transition method. As a result, the Company's results from continuing operations for fiscal 2006 include incremental share-based compensation expense of $40 million. Total share-based compensation cost during fiscal 2006, fiscal 2005, and fiscal 2004 of $69 million, $20 million, and $29 million, respectively, has been included in the Combined Statements of Income within selling, general, and administrative expenses. The Company has recognized a related tax benefit associated with its share-based compensation arrangements of $19 million, $6 million, and $9 million in fiscal 2006, fiscal 2005, and during fiscal 2004, respectively.

        Prior to October 1, 2005, Tyco International and the Company accounted for share-based compensation plans in accordance with the provisions of APB Opinion No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the market price of the stock at the date of grant. If Tyco International and the Company applied the fair value based method prescribed by SFAS No. 123, for share options granted by Tyco International to Tyco Electronics employees, the effect on net income would have been as follows:

	Fiscal
	2005	2004
	(in millions)
Net income, as reported	$1,144	$762
Add: Employee compensation expense for share options included in reported net income, net of income taxes	5	14
Less: Total employee compensation expense for share options determined under fair value method, net of income taxes	(35)	(82)

Net income, pro forma	$1,114	$694

        The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of Tyco International's stock and implied volatility derived from exchange traded options. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The expected annual dividend per share was based on Tyco International's expected dividend rate. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual option forfeitures. The weighted-average assumptions Tyco International used in the Black-Scholes option pricing model for fiscal 2006, fiscal 2005, and fiscal 2004 are as follows:

	Fiscal
	2006	2005	2004
Expected stock price volatility	34%	33%	47%
Risk free interest rate	4.3%	4.1%	2.5%
Expected annual dividend per share	$0.40	$0.40	$0.05
Expected life of options (years)	4.0	4.3	4.0

        The weighted-average grant-date fair values of Tyco International options granted to Tyco Electronics employees during fiscal 2006, fiscal 2005, and fiscal 2004 were $8.96, $10.97, and $10.81, respectively. The total intrinsic value of Tyco International options exercised by Tyco Electronics employees during fiscal 2006, fiscal 2005, and fiscal 2004 was $22 million, $32 million, and $18 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for fiscal 2006 in the Combined Statement of Cash Flows was not significant.

  Employee Stock Purchase Plans

        Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in Tyco International's employee share purchase plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. Tyco International matches a portion of the employee contribution by contributing an additional 15% of the employee's payroll deduction. All shares purchased under the plan are purchased on the open market by a designated broker.

        Tyco International also maintains two other employee stock purchase plans for the benefit of employees of certain qualified non-U.S. subsidiaries. The terms of these plans provided for Tyco International to grant Tyco Electronics employees the right to purchase shares of Tyco International's stock at a stated price and receive certain tax benefits.

        Under one plan, the Irish Bonus Plan, eligible employees are offered the opportunity to acquire shares using a portion of their bonus. Such employees also have the opportunity to forego a portion of their basic salary to purchase additional shares.

        Under the second plan, the Save-As-You-Earn ("SAYE") Plan, eligible employees in the United Kingdom are granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. All of the shares purchased under both the SAYE Plan and the Irish Bonus Plan are purchased on the open market.

        As of September 29, 2006, there was $1 million in total unrecognized compensation cost related to non-vested options granted to Tyco Electronics employees under the SAYE plan.

  Impact of Separation

        Prior to the Distribution, the Tyco Electronics board of directors is expected to adopt, with the approval of Tyco International as its sole shareholder, the establishment of stock incentive plans providing for future awards to Tyco Electronics employees.

        Following the Distribution, restricted share awards will be converted into shares in each of the three separate companies, Tyco Electronics being one of such companies. For each employee of the three separate companies, restricted share awards of the companies that do not employ such employee will be subject to accelerated vesting on or following the Distribution. The original vesting provisions will remain in effect for restricted share awards of the company in which the employee is employed. Employee share options and performance units outstanding as of the completion of the Distribution will be converted at equivalent value into equity awards for Tyco Electronics at the time of the Distribution. All other provisions will remain in effect.

20.    Comprehensive Income

        The components of accumulated other comprehensive (loss) income are as follows:

	Currency Translation(1)	Unrealized (Loss) Gain on Securities	Minimum Pension Liability	Accumulated Other Comprehensive (Loss) Income
	(in millions)
Balance at October 1, 2003	$472	$(2)	$(309)	$161
Pre-tax current period change	272	4	74	350
Income tax expense	—	—	(20)	(20)

Balance at September 30, 2004	744	2	(255)	491
Pre-tax current period change	(87)	(1)	(116)	(204)
Income tax benefit	—	—	44	44

Balance at September 30, 2005	657	1	(327)	331
Pre-tax current period change	242	—	150	392
Income tax expense	—	—	(53)	(53)

Balance at September 29, 2006	$899	$1	$(230)	$670

(1)
During fiscal 2006, $38 million was transferred from currency translation adjustments as a result of the sale of non-U.S. entities. The $38 million gain is included in income (loss) from discontinued operations in the Combined Statements of Income. During fiscal 2005, $30 million was transferred from currency translation adjustments and included in net income as a result of the sale of non-U.S. entities. The $30 million gain in fiscal 2005 related to the Tyco Global Network and is included in gain on divestiture in the Combined Statements of Income.

21.    Combined Segment and Geographic Data

       The Company aggregates its operating segments into four reportable segments based upon the Company's internal business structure. See Note 1 for a description of the segments in which the Company operates. Segment performance is evaluated based on net sales and operating income. The Company considers all expenses to be of an operating nature, and, accordingly, allocates them to each reportable segment. Costs specific to a segment are charged to the segment. Corporate expenses, such as headquarters administrative costs, are allocated to the segments based on segment income from operations. Intersegment sales are not material and are recorded at selling prices that approximate market prices.

        Selected information by business segment is presented in the following table for fiscal 2006, fiscal 2005, and fiscal 2004:

	Electronic Components	Network Solutions	Wireless Systems		Other(1)	Total
	(in millions)
Fiscal 2006:
Net sales	$9,386	$1,740	$874		$812	$12,812
Income (loss) from operations	1,404	268	(239	)(2)	(24)	1,409
Depreciation and amortization	396	32	41		62	531
Segment assets(3)	3,320	592	314		284	4,510
Capital expenditures	462	38	51		9	560
Fiscal 2005:
Net sales	8,757	1,526	871		736	11,890
Income from operations	1,398	225	92		255	1,970
Depreciation and amortization	396	33	46		67	542
Segment assets(3)	2,921	498	345		242	4,006
Capital expenditures	419	28	25		9	481
Fiscal 2004:
Net sales	8,220	1,324	835		720	11,099
Income (loss) from operations	1,467	168	62		(78)	1,619
Depreciation and amortization	374	29	42		68	513
Segment assets(3)	2,650	436	272		205	3,563
Capital expenditures	348	20	35		7	410

(1)
Includes gain on sale of the Tyco Global Network of $301 million in fiscal 2005, see Note 4. In addition, includes the Tyco Global Network operating income of $246 million in fiscal 2005, including the $301 million gain on sale, and operating loss of $78 million in fiscal 2004.

(2)
Includes goodwill impairment of $316 million in fiscal 2006. See Note 8.

(3)
Segment assets are comprised of accounts receivable and inventory.

        No single customer accounted for a significant portion of sales in the years presented.

        As the Company is not organized by product or service, it is not practicable to disclose net sales by product or service.

        Reconciliation of segment assets to combined total assets at fiscal year end 2006, 2005, and 2004 is as follows:

	Fiscal
	2006	2005	2004
	(in millions)
Segment assets	$4,510	$4,006	$3,563
Other current assets	1,530	1,336	1,600
Non-current assets	13,051	13,131	13,626

Combined total assets	$19,091	$18,473	$18,789

        Net sales by geographic region for fiscal 2006, fiscal 2005, and fiscal 2004 is as follows:

	Fiscal
	2006	2005	2004
	(in millions)
United States	$4,503	$4,326	$4,278
Other Americas	461	399	311
Europe/Middle East/Africa	4,407	4,196	3,872
Asia-Pacific	3,441	2,969	2,638

Net sales(1)	$12,812	$11,890	$11,099

(1)
Net sales from external customers is attributed to individual countries based on the legal entity that records the sale.

        Property, plant, and equipment, net by geographic area at fiscal year end 2006, 2005, and 2004 is as follows:

	Fiscal
	2006	2005	2004
	(in millions)
United States	$1,238	$1,236	$1,314
Other Americas	90	91	86
Europe/Middle East/Africa	1,190	1,122	1,144
Asia-Pacific	615	531	477

Property, plant, and equipment, net	$3,133	$2,980	$3,021

22.    Tyco Electronics Group S.A.

        In December 2006, Tyco Electronics Group S.A. ("TEGSA"), a Luxembourg company, was formed in connection with the Separation and will be a wholly owned subsidiary of Tyco Electronics Ltd. TEGSA is a holding company established to directly, or indirectly, own all of the operating subsidiaries of Tyco Electronics Ltd., to issue debt securities and to perform treasury operations. Upon formation, TEGSA held $50 thousand in cash and had share capital of $50 thousand. TEGSA is in the process of registering and issuing debt securities, and upon completion of any debt offering, the registered debt securities will be fully and unconditionally guaranteed by its parent, Tyco Electronics Ltd. Once certain internal reorganizations are completed prior to the Separation, TEGSA will own, directly or indirectly, all the operating subsidiaries of the Company. The following tables present the historical combined financial information for Tyco Electronics Ltd., and all other subsidiaries for the purposes of illustrating the composition of Tyco Electronics Ltd. and the other subsidiaries prior to the creation of TEGSA and the respective ownership in connection with the Separation.

Combined Statement of Income
For the Year Ended September 29, 2006

	Tyco Electronics Ltd.	Other Subsidiaries	Total
	(in millions)
Net sales	$—	$12,812	$12,812
Cost of sales	—	9,447	9,447

Gross income	—	3,365	3,365
Selling, general, and administrative expenses	—	1,627	1,627
Restructuring and other charges, net	—	13	13
Goodwill impairment	—	316	316

Income from operations	—	1,409	1,409
Interest income	—	48	48
Interest expense	—	(256)	(256)

Income from continuing operations before income taxes and minority interest	—	1,201	1,201
Income taxes	—	(32)	(32)
Minority interest	—	(6)	(6)

Income from continuing operations	—	1,163	1,163
Income from discontinued operations, net of income taxes	—	38	38

Income before cumulative effect of accounting change	—	1,201	1,201
Cumulative effect of accounting change, net of income taxes	—	(8)	(8)

Net income	$—	$1,193	$1,193

Combined Statement of Income
For the Year Ended September 30, 2005

	Tyco Electronics Ltd.	Other Subsidiaries	Total
	(in millions)
Net sales	$—	$11,890	$11,890
Cost of sales	—	8,724	8,724

Gross income	—	3,166	3,166
Selling, general, and administrative expenses	—	1,507	1,507
Restructuring and other credits, net	—	(10)	(10)
Gain on divestiture	—	(301)	(301)

Income from operations	—	1,970	1,970
Interest income	—	44	44
Interest expense	—	(294)	(294)
Other expense, net	—	(365)	(365)

Income from continuing operations before income taxes and minority interest	—	1,355	1,355
Income taxes	—	(360)	(360)
Minority interest	—	(5)	(5)

Income from continuing operations	—	990	990
Income from discontinued operations, net of income taxes	—	143	143

Income before cumulative effect of accounting change	—	1,133	1,133
Cumulative effect of accounting change, net of income taxes	—	11	11

Net income	$—	$1,144	$1,144

Combined Statement of Income
For the Year Ended September 30, 2004

	Tyco Electronics Ltd.	Other Subsidiaries	Total
	(in millions)
Net sales	$—	$11,099	$11,099
Cost of sales	—	7,971	7,971

Gross income	—	3,128	3,128
Selling, general, and administrative expenses	—	1,543	1,543
Restructuring and other credits, net	—	(34)	(34)

Income from operations	—	1,619	1,619
Interest income	—	33	33
Interest expense	—	(344)	(344)
Other expense, net	1	(103)	(102)

Income from continuing operations before income taxes and minority interest	1	1,205	1,206
Income taxes	—	(405)	(405)
Minority interest	—	(10)	(10)

Income from continuing operations	1	790	791
Loss from discontinued operations, net of income taxes	—	(29)	(29)

Net income	$1	$761	$762

Combined Balance Sheet
As of September 29, 2006

	Tyco Electronics Ltd.	Other Subsidiaries	Total
	(in millions)
Assets
Current Assets:
Cash and cash equivalents	$—	$470	$470
Accounts receivable, net	—	2,544	2,544
Inventories	—	1,966	1,966
Prepaid expenses and other current assets	—	450	450
Deferred income taxes	—	368	368
Assets held for sale	—	242	242

Total current assets	—	6,040	6,040
Property, plant, and equipment, net	—	3,133	3,133
Goodwill	—	7,135	7,135
Intangible assets, net	—	1,028	1,028
Deferred income taxes	—	1,501	1,501
Other assets	—	254	254

Total Assets	$—	$19,091	$19,091

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt	$—	$291	$291
Accounts payable	—	1,300	1,300
Accrued and other current liabilities	—	1,331	1,331
Deferred revenue	—	161	161
Liabilities held for sale	—	56	56

Total current liabilities	—	3,139	3,139
Long-term debt and obligations under capital lease	—	3,371	3,371
Long-term pension and postretirement liabilities	—	498	498
Deferred income taxes	—	380	380
Other liabilities	—	527	527

Total Liabilities	—	7,915	7,915

Minority interest	—	16	16
Parent company equity	—	11,160	11,160

Total Liabilities and Parent Company Equity	$—	$19,091	$19,091

Combined Balance Sheet
As of September 30, 2005

	Tyco Electronics Ltd.	Other Subsidiaries	Total
	(in millions)
Assets
Current Assets:
Cash and cash equivalents	$—	$284	$284
Accounts receivable, net	—	2,363	2,363
Inventories	—	1,643	1,643
Prepaid expenses and other current assets	—	386	386
Deferred income taxes	—	388	388
Assets held for sale	—	278	278

Total current assets	—	5,342	5,342
Property, plant, and equipment, net	—	2,980	2,980
Goodwill	—	7,423	7,423
Intangible assets, net	—	1,074	1,074
Deferred income taxes	—	1,372	1,372
Other assets	—	282	282

Total Assets	$—	$18,473	$18,473

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt	$—	$695	$695
Accounts payable	—	1,006	1,006
Accrued and other current liabilities	—	1,201	1,201
Deferred revenue	—	156	156
Liabilities held for sale	—	101	101

Total current liabilities	—	3,159	3,159
Long-term debt and obligations under capital lease	—	3,816	3,816
Long-term pension and postretirement liabilities	—	611	611
Deferred income taxes	—	321	321
Other liabilities	—	698	698

Total Liabilities	—	8,605	8,605

Minority interest	—	26	26
Parent company equity	—	9,842	9,842

Total Liabilities and Parent Company Equity	$—	$18,473	$18,473

Combined Statement of Cash Flows
For the Year Ended September 29, 2006

	Tyco Electronics Ltd.	Other Subsidiaries	Total
	(in millions)
Cash Flows From Operating Activities:
Net cash provided by operating activities	$—	$1,670	$1,670
Net cash used in discontinued operating activities	—	(7)	(7)

Cash Flows From Investing Activities:
Capital expenditures	—	(560)	(560)
Proceeds from sale of property, plant, and equipment	—	12	12
Acquisition of businesses, net of cash acquired	—	(23)	(23)
Purchase accounting and holdback/earn-out liabilities	—	(3)	(3)
Increase in investments	—	(1)	(1)
Other	—	27	27

Net cash used in investing activities	—	(548)	(548)
Net cash used in discontinued investing activities	—	(91)	(91)

Cash Flows From Financing Activities:
Change in short-term debt, net	—	(4)	(4)
Allocated debt activity	—	(731)	(731)
Repayment of long-term debt	—	(114)	(114)
Change in parent company investment	—	(74)	(74)
Minority interest distributions paid	—	(12)	(12)

Net cash used in financing activities	—	(935)	(935)
Net cash provided by discontinued financing activities	—	106	106

Effect of currency translation on cash	—	(1)	(1)
Net increase in cash and cash equivalents	—	194	194
Less: net increase in cash related to discontinued operations	—	(8)	(8)
Cash and cash equivalents at beginning of fiscal year	—	284	284

Cash and cash equivalents at end of fiscal year	$—	$470	$470

Combined Statement of Cash Flows
For the Year Ended September 30, 2005

	Tyco Electronics Ltd.	Other Subsidiaries	Total
	(in millions)
Cash Flows From Operating Activities:
Net cash provided by operating activities	$—	$1,524	$1,524
Net cash used in discontinued operating activities	—	(13)	(13)

Cash Flows From Investing Activities:
Capital expenditures	—	(481)	(481)
Proceeds from sale of property, plant, and equipment	—	33	33
Acquisition of businesses, net of cash acquired	—	(12)	(12)
Purchase accounting and holdback/earn-out liabilities	—	(8)	(8)
Divestiture of businesses, net of cash retained by businesses sold	—	130	130
Decrease in investments	—	66	66
Other	—	(5)	(5)

Net cash used in investing activities	—	(277)	(277)
Net cash used in discontinued investing activities	—	(9)	(9)

Cash Flows From Financing Activities:
Change in short-term debt, net	—	(1)	(1)
Allocated debt activity	—	(1,330)	(1,330)
Repayment of long-term debt	—	(114)	(114)
Change in parent company investment	—	85	85
Minority interest distributions paid	—	(12)	(12)

Net cash used in financing activities	—	(1,372)	(1,372)
Net cash provided by discontinued financing activities	—	19	19

Effect of currency translation on cash	—	11	11
Net decrease in cash and cash equivalents	—	(117)	(117)
Less: net decrease in cash related to discontinued operations	—	3	3
Cash and cash equivalents at beginning of fiscal year	—	398	398

Cash and cash equivalents at end of fiscal year	$—	$284	$284

Combined Statement of Cash Flows
For the Year Ended September 30, 2004

	Tyco Electronics Ltd.	Other Subsidiaries	Total
	(in millions)
Cash Flows From Operating Activities:
Net cash provided by operating activities	$—	$1,218	$1,218
Net cash provided by discontinued operating activities	—	64	64

Cash Flows From Investing Activities:
Capital expenditures	—	(410)	(410)
Proceeds from sale of property, plant, and equipment	—	30	30
Acquisition of businesses, net of cash acquired	—	(3)	(3)
Purchase accounting and holdback/earn-out liabilities	—	(47)	(47)
Divestiture of businesses, net of cash retained by businesses sold	—	25	25
Decrease in investments	—	6	6
Other	—	24	24

Net cash used in investing activities	—	(375)	(375)
Net cash provided by discontinued investing activities	—	3	3

Cash Flows From Financing Activities:
Change in short-term debt, net	—	7	7
Allocated debt activity	—	(1,202)	(1,202)
Repayment of long-term debt	—	(318)	(318)
Change in parent company investment	—	844	844
Minority interest distributions paid	—	(34)	(34)

Net cash used in financing activities	—	(703)	(703)
Net cash used in discontinued financing activities	—	(75)	(75)

Effect of currency translation on cash	—	6	6
Net increase in cash and cash equivalents	—	138	138
Less: net decrease in cash related to discontinued operations	—	8	8
Cash and cash equivalents at beginning of fiscal year	—	252	252

Cash and cash equivalents at end of fiscal year	$—	$398	$398

        The following pro forma information has been provided to give effect to the composition of the Company's assets, liabilities, equity, operations, and cash flows by relevant group within the Company; Tyco Electronics Ltd. providing the guarantee, TEGSA as issuer of the debt, and the operating companies not providing a guarantee of debt but which represent assets of TEGSA following completion of the internal reorganizations.

        The following tables present unaudited pro forma financial information using the equity method of accounting for subsidiaries assuming the creation of TEGSA and completion of the Company's internal reorganizations discussed above as if they occurred on September 29, 2006 for the balance sheet and as of the beginning of the period presented for statement of income and cash flows. These unaudited pro forma consolidating financial statements are not necessarily indicative of the Company's results of operations or financial condition had the transactions and events been completed on the dates assumed. Additionally, these statements are not necessarily indicative of the Company's future results of operations or financial condition.

Pro Forma Consolidating Statement of Income
For the Year Ended September 29, 2006
Unaudited

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
	(in millions)
Net sales	$—	$—	$12,812	$—	$12,812
Cost of sales	—	—	9,447	—	9,447

Gross income	—	—	3,365	—	3,365
Selling, general, and administrative expenses	—	18	1,609	—	1,627
Restructuring and other charges, net	—	—	13	—	13
Goodwill impairment	—	—	316	—	316

(Loss) income from operations	—	(18)	1,427	—	1,409
Interest income	—	10	38	—	48
Interest expense	—	(229)	(27)	—	(256)
Equity in net income of subsidiaries	1,193	1,231	—	(2,424)	—
Intercompany interest and fees	—	199	(199)	—	—

Income from continuing operations before income taxes and minority interest	1,193	1,193	1,239	(2,424)	1,201
Income taxes	—	—	(32)	—	(32)
Minority interest	—	—	(6)	—	(6)

Income from continuing operations	1,193	1,193	1,201	(2,424)	1,163
Income from discontinued operations, net of income taxes	—	—	38	—	38

Income before cumulative effect of accounting change	1,193	1,193	1,239	(2,424)	1,201
Cumulative effect of accounting change, net of income taxes	—	—	(8)	—	(8)

Net income	$1,193	$1,193	$1,231	$(2,424)	$1,193

Pro Forma Consolidating Balance Sheet
As of September 29, 2006
Unaudited

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
	(in millions)
Assets
Current Assets:
Cash and cash equivalents	$—	$—	$470	$—	$470
Accounts receivable, net	—	—	2,544	—	2,544
Inventories	—	—	1,966	—	1,966
Intercompany receivables	—	20	4,815	(4,835)	—
Prepaid expenses and other current assets	—	—	450	—	450
Deferred income taxes	—	—	368	—	368
Assets held for sale	—	—	242	—	242

Total current assets	—	20	10,855	(4,835)	6,040
Property, plant, and equipment, net	—	—	3,133	—	3,133
Goodwill	—	—	7,135	—	7,135
Intangible assets, net	—	—	1,028	—	1,028
Deferred income taxes	—	—	1,501	—	1,501
Investment in subsidiaries	11,160	11,401	—	(22,561)	—
Intercompany loans receivable	—	8,049	—	(8,049)	—
Other assets	—	—	254	—	254

Total Assets	$11,160	$19,470	$23,906	$(35,445)	$19,091

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt	$—	$285	$6	$—	$291
Accounts payable	—	—	1,300	—	1,300
Accrued and other current liabilities	—	—	1,331	—	1,331
Deferred revenue	—	—	161	—	161
Intercompany payables	—	4,815	20	(4,835)	—
Liabilities held for sale	—	—	56	—	56

Total current liabilities	—	5,100	2,874	(4,835)	3,139
Long-term debt and obligations under capital lease	—	3,210	161	—	3,371
Intercompany loans payable	—	—	8,049	(8,049)	—
Long-term pension and postretirement liabilities	—	—	498	—	498
Deferred income taxes	—	—	380	—	380
Other liabilities	—	—	527	—	527

Total Liabilities	—	8,310	12,489	(12,884)	7,915

Minority interest	—	—	16	—	16
Parent company equity	11,160	11,160	11,401	(22,561)	11,160

Total Liabilities and Parent Company Equity	$11,160	$19,470	$23,906	$(35,445)	$19,091

Pro Forma Consolidating Statement of Cash Flows
For the Year Ended September 29, 2006
Unaudited

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
	(in millions)
Cash Flows From Operating Activities:
Net cash (used in) provided by operating activities	$—	$(485)	$2,155	$—	$1,670
Net cash used in discontinued operating activities	—	—	(7)	—	(7)

Cash Flows From Investing Activities:
Capital expenditures	—	—	(560)	—	(560)
Proceeds from sale of property, plant, and equipment	—	—	12	—	12
Acquisition of businesses, net of cash acquired	—	—	(23)	—	(23)
Purchase accounting and holdback/earn-out liabilities	—	—	(3)	—	(3)
Increase in investments	—	—	(1)	—	(1)
Decrease in intercompany loans	—	848	—	(848)	—
Other	—	—	27	—	27

Net cash provided by (used in) investing activities	—	848	(548)	(848)	(548)
Net cash used in discontinued investing activities	—	—	(91)	—	(91)

Cash Flows From Financing Activities:
Change in short-term debt, net	—	—	(4)	—	(4)
Allocated debt activity	—	(363)	(368)	—	(731)
Repayment of long-term debt	—	—	(114)	—	(114)
Change in parent company investment	—	—	(74)	—	(74)
Loan borrowing from parent	—	—	(848)	848	—
Minority interest distributions paid	—	—	(12)	—	(12)

Net cash (used in) provided by financing activities	—	(363)	(1,420)	848	(935)
Net cash provided by discontinued financing activities	—	—	106	—	106

Effect of currency translation on cash	—	—	(1)	—	(1)
Net increase in cash and cash equivalents	—	—	194	—	194
Less: net increase in cash related to discontinued operations	—	—	(8)	—	(8)
Cash and cash equivalents at beginning of fiscal year	—	—	284	—	284

Cash and cash equivalents at end of fiscal year	$—	$—	$470	$—	$470

23.    Subsequent Events

         On October 27, 2006, the Company completed the sale of its Printed Circuit Group business for $226 million and recognized a gain on divestiture of approximately $45 million which was reported as discontinued operations.

         On October 31, 2006, the Company's off-balance sheet leasing arrangement for five cable laying sea vessels expired at which time the Company exercised its option to buy the vessels for $280 million.

        Effective January 1, 2007, Tyco International legally separated certain pension plans which contained participants of both the Company as well as a Tyco International subsidiary. As a result, the Company is in the process of remeasuring the assets and projected benefit obligation of the separated pension plan. The Company does not believe the remeasurement will be material to its results of operations, financial position, or cash flows.

THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Acquisitions, Divestitures and Other	Deductions	Balance at End of Year
	(in millions)
Fiscal 2006
Allowance for Doubtful Accounts Receivable	$74	$2	$1	$(13)	$64
Fiscal 2005
Allowance for Doubtful Accounts Receivable	68	19	7	(20)	74
Fiscal 2004
Allowance for Doubtful Accounts Receivable	146	11	(9)	(80)	68

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Tyco International Ltd. Board of Directors:

        We have audited the accompanying balance sheets of Tyco Electronics Ltd., formerly Tyco Holdings (Bermuda) No. 4 Limited (the "Company") as of September 29, 2006 and September 30, 2005, and the related statements of income, parent company equity (deficit) and cash flows for each of the three fiscal years in the period ended September 29, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 29, 2006 and September 30, 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
January 16, 2007
Dallas, Texas

TYCO ELECTRONICS LTD.
FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED
STATEMENTS OF INCOME
Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004
(in thousands of U.S. dollars)

	Fiscal
	2006	2005	2004
Income
Realized gain on investment	$—	$—	$1,300
Management fees	—	—	6

Net Income	$—	$—	$1,306

See Notes to Financial Statements.

TYCO ELECTRONICS LTD.
FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED
BALANCE SHEETS
As of September 29, 2006 and September 30, 2005
(in thousands of U.S. dollars)

	Fiscal
	2006	2005
Assets
Cash	$12	$—

Total Assets	$12	$—

Liabilities and Parent Company Equity (Deficit)
Short term liability due to a related party	$—	$992

Total Liabilities	—	992

Commitments and contingencies (Note 3)
Parent company investment	3,516	2,512
Retained deficit	(3,504)	(3,504)

Total Parent Company Equity (Deficit)	12	(992)

Total Liabilities and Parent Company Equity	$12	$—

See Notes to Financial Statements.

TYCO ELECTRONICS LTD.
FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED
STATEMENTS OF PARENT COMPANY EQUITY (DEFICIT)
Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004
(in thousands of U.S. dollars)

	Parent Company Investment	Retained Earnings (Deficit)	Total
Balance at October 1, 2003	$2,512	$(4,810)	$(2,298)
Net income	—	1,306	1,306

Balance at September 30, 2004	2,512	(3,504)	(992)

Balance at September 30, 2005	2,512	(3,504)	(992)
Capital contribution from Parent	1,004	—	1,004

Balance at September 29, 2006	$3,516	$(3,504)	$12

See Notes to Financial Statements.

TYCO ELECTRONICS LTD.
FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED
STATEMENTS OF CASH FLOWS
Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004
(in thousands of U.S. dollars)

	Fiscal
	2006	2005	2004
Cash Flows From Operating Activities:
Net income	$—	$—	$1,306
Adjustments to reconcile to net cash provided by operating activities:
Realized gain on investment	—	—	(1,300)

Net cash provided by operating activities	—	—	6
Cash Flows From Investing Activities:
Investment in Limited Liability Partnership	—	—	(1,000)
Proceeds from sale of investment in Limited Liability Partnership	—	—	3,300

Net cash provided by investing activities	—	—	2,300
Cash Flows From Financing Activities:
Net decrease in amounts due to a related party	(992)	—	(2,306)
Capital contribution from Parent	1,004	—	—

Net cash provided by (used in) financing activities	12	—	(2,306)

Net increase in cash	12	—	—
Cash at beginning of fiscal year	—	—	—

Cash at end of fiscal year	$12	$—	$—

See Notes to Financial Statements.

TYCO ELECTRONICS LTD.
FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED
NOTES TO FINANCIAL STATEMENTS

1.     History and Description of the Company

        Tyco Electronics Ltd. (the "Company") changed its name from Tyco Holdings (Bermuda) No. 4 Limited in December 2006. Until the Separation described in Note 6, the Company is a 100% owned subsidiary of Tyco International Ltd. (also a Bermuda company, which is publicly-traded on the New York and Bermuda stock exchanges). Tyco International Ltd. and its subsidiaries are referred to herein as "Tyco International" or "Parent." The Company has 12,000 shares authorized and outstanding with a par value of $1.00 per share.

2.     Basis of Presentation and Summary of Significant Accounting Policies

        Basis of Presentation.    The Financial Statements of the Company present the financial position, results of operations and cash flows of the Company as a subsidiary of Tyco International, including allocations and related party transactions (see Note 5). These financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand-alone public company.

        Financial Instruments.    The Company's financial instruments consist of cash.

3.     Commitments and Contingencies

        Litigation.    In the normal course of its business, the Company may be subject to certain contractual obligations and litigation. In management's opinion, upon consultation with legal counsel, there is no current litigation which will materially affect the Company's financial position or results of operations.

4.     Taxation

        Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Bermuda government that, in the event of income or capital gains taxes being imposed, the Company will be exempted from such taxes until the year 2016.

5.     Related Party Transactions

        Short Term Liability Due to Parent.    The Company receives short-term funding from Tyco International, payable on demand, to meet its periodic cash flow needs. Cash disbursements and collections, advances, loans and repayments between Tyco International and the Company have been reflected in "Short-term liability due to Parent" in the accompanying financial statements. Balances due to Tyco International at September 30, 2005 of $992 thousand were primarily related to funding of investments. Following a capital contribution from Tyco during fiscal 2006, the intercompany indebtedness was repaid in full.

6.     Separation Transaction

        On January 13, 2006, Tyco International announced that its Board of Directors had approved a plan to separate Tyco International into three independent separate, publicly-traded companies (the "Separation") identifying the electronics businesses of Tyco International as one of those three companies. Upon the Separation, Tyco Electronics Ltd. will be the parent company which will own the electronics businesses as of the Separation date and whose shares will be owned by the existing Tyco International shareholders. Tyco International intends to accomplish the Separation through distributions of shares to Tyco International shareholders that are tax-free for U.S. federal income tax purposes (the "Distribution"). Following the Distribution, Tyco International's shareholders will own 100% of the equity in all three companies. The Separation will not require a vote by Tyco International shareholders. The Company will be the public registrant which will own the electronics businesses of Tyco International.

 ANNEX A

June 7, 2007

Board of Directors
Tyco International Ltd.
Second Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda

Dear Directors:

        Duff & Phelps, LLC ("Duff & Phelps") has been retained by Tyco International Ltd. ("Tyco" or the "Company") to provide certain opinions (collectively, the "Opinion") to the board of directors of the Company as to the solvency and capitalization of each of RemainCo ("RemainCo" is herein defined as the Company following consummation of the Proposed Transaction (as hereinafter defined)) and two related entities, following the Proposed Transaction. The Company has described to us the "Proposed Transaction" as a tax free spin-off of each of Covidien Ltd. ("Covidien") and Tyco Electronics Ltd. ("Tyco Electronics") in the form of two separate stock dividends to Tyco shareholders. RemainCo will comprise Tyco Fire and Security and Tyco Engineered Products and Services.

        Only the boards of directors of Tyco, RemainCo, Covidien and Tyco Electronics may rely on the Opinion. Duff & Phelps is a nationally recognized, independent financial advisory firm that has substantial experience in providing solvency opinions in connection with transactions similar to the Proposed Transaction.

        For purposes of complying with applicable laws in the United States and Bermuda, you have requested us to determine as of June 7, 2007, whether, both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction (certain terms used herein are defined in Appendix A to this letter and, for the purposes of this letter, shall only have the meanings set forth in Appendix A):

1.
Each of the Fair Value and the Present Fair Realizable Value of the aggregate assets of each of RemainCo, Covidien and Tyco Electronics exceeds and will exceed, both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction, the sum of the respective liabilities (including, without limitation, the Stated Liabilities and the Identified Contingent Liabilities) of each of RemainCo, Covidien and Tyco Electronics;

2.
Each of the Fair Value and the Present Fair Realizable Value of the aggregate assets of each of the Company and RemainCo exceeds and will exceed, both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction, the sum of the respective liabilities (including, without limitation, the Stated Liabilities and the Identified Contingent Liabilities) and Statutory Capital of each of the Company and RemainCo;

3.
Each of the Fair Value and the Present Fair Realizable Value of the aggregate assets of each of RemainCo, Covidien and Tyco Electronics exceeds and will exceed, both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction, the amount that is or will be required to pay all of the respective debts (including, without limitation, the Stated Liabilities and the Identified Contingent Liabilities), as such debts mature or otherwise become absolute or due, of each of RemainCo, Covidien and Tyco Electronics;

Board of Directors
Tyco International Ltd.
June 7, 2007

4.
Each of RemainCo, Covidien and Tyco Electronics are and will be able to pay their respective debts (including, without limitation, the Stated Liabilities and the Identified Contingent Liabilities), as such debts mature or otherwise become absolute or due; and

5.
Each of RemainCo, Covidien and Tyco Electronics do not and will not have both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction, Unreasonably Small Capital.

Scope of Analysis

        Our due diligence, procedures, and financial analysis with respect to the preparation of our Opinion included, but was not limited to, the items summarized below.

  1.
  Held multiple meetings and telephone conversations with senior management regarding the history, current operations, future outlook, and Identified Contingent Liabilities of each of RemainCo, Covidien and Tyco Electronics;

  2.
  Reviewed Form 10-Ks filed with the SEC and audited financial statements for Tyco for the years ended September 30, 2003 through 2006;

  3.
  Reviewed Form 10-Q filed with the SEC and unaudited interim financial statements for Tyco for the six months ended March 31, 2007;

  4.
  Reviewed Forms 10, and amendments thereto, to register common stock for each of Covidien and Tyco Electronics filed with the SEC;

  5.
  Reviewed Forms S-1, and amendments thereto, to register debt securities for each of Tyco, Covidien and Tyco Electronics filed with the SEC;

  6.
  Reviewed the Company's financial projections related to RemainCo, Covidien and Tyco Electronics;

  7.
  Reviewed 364-Day Senior Bridge Loan Agreements dated April 25, 2007, and amendments thereto, for each of RemainCo, Covidien and Tyco Electronics;

  8.
  Reviewed Five-Year Senior Credit Agreements dated April 25, 2007 for each of RemainCo, Covidien and Tyco Electronics;

  9.
  Reviewed redacted version of Memorandum of Understanding dated May 2007 by and between Tyco and Michael A. Ashcroft and Mark A. Belnick and the Certified Class to effect a settlement of all claims in In re Tyco International Ltd. Multidistrict Litigation, MDL 02-1335-B ("MOU");

  10.
  Reviewed representations and written documentation from Company management regarding Identified Contingent Liabilities for RemainCo, Covidien and Tyco Electronics;

  11.
  Reviewed documents related to the Proposed Transaction, including the Separation and Distribution Agreement by and among Tyco, Covidien and Tyco Electronics (the "Separation and Distribution Agreement") and the Tax Sharing Agreement by and among Tyco, Covidien and Tyco Electronics (the "Tax Sharing Agreement");

Board of Directors
Tyco International Ltd.
June 7, 2007

  12.
  Developed our own financial projections, including cash flow forecasts over the term of the pro forma debt financing based on the Company's financial projections for RemainCo, Covidien and Tyco Electronics, statements by management as to their plans and intentions, our investigation and understanding of the respective businesses, and such other information as we deemed appropriate;

  13.
  Performed sensitivity analyses on management's financial projections and our own financial projections, using financial assumptions that represented reasonable downside scenarios versus management's financial projections for RemainCo, Covidien and Tyco Electronics;

  14.
  Analyzed data on selected public companies obtained from regularly published sources and compared RemainCo's, Covidien's and Tyco Electronics' post-transaction capital needs and cash flow generating abilities after giving effect to the Proposed Transaction with those of the selected public companies;

  15.
  Analyzed information on transactions that we selected for purposes of our analysis; and

  16.
  Reviewed such other documents, investment and financial studies, and conducted other analyses deemed appropriate by Duff & Phelps.

        Additionally, with respect to Identified Contingent Liabilities, Duff & Phelps assisted Tyco management in determining the fair value of certain contractual indemnification obligations provided by each of RemainCo, Covidien and Tyco Electronics in conjunction with the Proposed Transaction for financial reporting as per FASB Interpretation Number 45.

Assumptions, Qualifications and Limiting Conditions

        In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information; (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same; (iii) assumed that there has been no material adverse change in the assets, financial condition, business, or prospects of the Company, RemainCo, Covidien or Tyco Electronics (after giving effect to the Proposed Transaction) since the date of the most recent financial statements and other information made available to us; (iv) assumed the transactions contemplated by the MOU are consummated in accordance with its terms; and (v) assumed that the final version of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed.

        In our analysis and in connection with the preparation of the Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. This letter should not be construed as creating any fiduciary duty on Duff & Phelps' part to any party.

Board of Directors
Tyco International Ltd.
June 7, 2007

Conclusion

        Based on all factors we regard as relevant, subject to assumptions, qualifications and limiting conditions listed above, and assuming the accuracy and completeness of the information provided to us and assuming the substantial continuity of current economic, competitive, and financial conditions, it is our opinion both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction:

  1.
  Each of the Fair Value and the Present Fair Realizable Value of the aggregate assets of each of RemainCo, Covidien and Tyco Electronics exceeds and will exceed, both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction, the sum of the respective liabilities (including, without limitation, the Stated Liabilities and the Identified Contingent Liabilities) of each of RemainCo, Covidien and Tyco Electronics;

  2.
  Each of the Fair Value and the Present Fair Realizable Value of the aggregate assets of each of the Company and RemainCo exceeds and will exceed, both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction, the sum of the respective liabilities (including, without limitation, the Stated Liabilities and the Identified Contingent Liabilities) and Statutory Capital of each of the Company and RemainCo;

  3.
  Each of the Fair Value and the Present Fair Realizable Value of the aggregate assets of each of RemainCo, Covidien and Tyco Electronics exceeds and will exceed, both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction, the amount that is or will be required to pay all of their respective debts (including, without limitation, the Stated Liabilities and the Identified Contingent Liabilities), as such debts mature or otherwise become absolute or due, of each of RemainCo, Covidien and Tyco Electronics;

  4.
  Each of RemainCo, Covidien and Tyco Electronics are and will be able to pay their respective debts (including, without limitation, the Stated Liabilities and the Identified Contingent Liabilities), as such debts mature or otherwise become absolute or due; and

  5.
  Each of RemainCo, Covidien and Tyco Electronics do not and will not have both immediately before and immediately after and giving effect to the consummation of the Proposed Transaction, Unreasonably Small Capital.

Board of Directors
Tyco International Ltd.
June 7, 2007

        The Opinion is solely that of Duff & Phelps. Our liability and obligations in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated November 29, 2005 (the "Engagement Letter"), as amended and supplemented. This letter is confidential, except (i) that Duff & Phelps consents to its inclusion in any filing (or supplemental disclosure request) by the Company, Covidien or Tyco Electronics with the SEC, the New York Stock Exchange, or any other regulatory authority in connection with the Proposed Transaction; (ii) that Duff & Phelps consents to its use or disclosure by request of any court or regulatory agency, as may otherwise be required by any law, regulation or order or in connection with any legal or similar proceeding involving the Proposed Transaction and (iii) as otherwise provided in the Engagement Letter.

Respectfully submitted,

/s/  DUFF & PHELPS, LLC

DUFF & PHELPS, LLC

 APPENDIX A

DEFINITIONS OF TERMS USED IN THIS LETTER

Fair Value—With reference to our understanding of the term "realisable value" under Bermuda law and as instructed by the Company, the amount at which the aggregate or total assets of each of RemainCo, Covidien and Tyco Electronics (including goodwill) would change hands between an independent willing buyer and an independent willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

Identified Contingent Liabilities—The reasonably estimated liabilities that are expected to result from, without limitation, threatened or pending litigation, asserted claims and assessments, environmental conditions, guaranties (other than guaranties of liabilities of wholly owned subsidiaries), indemnities, uninsured risks, and other contingent liabilities as identified and explained to Duff & Phelps in terms of their nature and estimated dollar magnitude by responsible officers of the Company with respect to each of RemainCo, Covidien and Tyco Electronics.

Present Fair Realizable Value—With reference to our understanding of the term "realisable value" under Bermuda law and as instructed by the Company, the amount that may be realized by an independent willing seller from an independent willing buyer if each of RemainCo's, Covidien's and Tyco Electronics' aggregate or total assets (including goodwill) are sold with reasonable promptness in an arm's-length transaction under present conditions for the sale of assets of the business comprising such entity in an existing and not theoretical market.

Statutory Capital—This term shall mean the sum of the issued capital, namely in respect of each class of share capital issued, the number of shares in issue multiplied by the par value of those shares, and the share premium, namely the amount recorded by the relevant subject entity as share premium in its accounts, which shall constitute the value of cash or assets received by each of the Company and RemainCo in respect of the issue of shares, over and above the par value of those shares (unless a distribution from such share premium is authorized by a vote of shareholders of the Company as provided for in the Bermuda Companies Act).

Stated Liabilities—The recorded liabilities of each of RemainCo, Covidien and Tyco Electronics as presented on the most recent balance sheet provided to Duff & Phelps.

Does Not Have Unreasonably Small Capital—This phrase relates to the ability of each of RemainCo, Covidien and Tyco Electronics to continue as going concerns and not lack sufficient capital for (i) the businesses in which they are engaged, and will be engaged, as management has indicated such businesses are now conducted, and are proposed to be conducted, and (ii) their current and anticipated needs, including the Identified Contingent Liabilities, in each case without reasonable forseeability of insolvency.

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
SUMMARY
Summary Historical and Unaudited Pro Forma Combined Financial Data
The Separation
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
QUESTIONS AND ANSWERS ABOUT THE SEPARATION
THE SEPARATION
TRADING MARKET
DIVIDENDS
CAPITALIZATION
SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER OPERATING DATA
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The Electronics Businesses of Tyco International Ltd. Unaudited Pro Forma Combined Statement of Income Six Months Ended March 30, 2007
The Electronics Businesses of Tyco International Ltd. Unaudited Pro Forma Combined Statement of Income Fiscal Year Ended September 29, 2006
The Electronics Businesses of Tyco International Ltd. Unaudited Pro Forma Combined Balance Sheet As of March 30, 2007
The Electronics Businesses of Tyco International Ltd. Notes to Unaudited Pro Forma Combined Financial Statements
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 30, 2007 AND MARCH 31, 2006
RESULTS OF OPERATIONS FOR FISCAL 2006, FISCAL 2005, AND FISCAL 2004
INDUSTRY OVERVIEW
BUSINESS
RELATIONSHIP WITH TYCO INTERNATIONAL AND COVIDIEN
MANAGEMENT
Individual Grants
DESCRIPTION OF MATERIAL INDEBTEDNESS
SECURITY OWNERSHIP OF TYCO INTERNATIONAL AND TYCO ELECTRONICS
DESCRIPTION OF SHARE CAPITAL
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO INTERIM FINANCIAL STATEMENTS
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF INCOME (UNAUDITED)
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. COMBINED BALANCE SHEETS (UNAUDITED)
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)
Combined Statement of Income For the Six Months Ended March 30, 2007
Combined Statement of Income For the Six Months Ended March 31, 2006
Combined Balance Sheet As of March 30, 2007
Combined Balance Sheet As of September 29, 2006
Combined Statement of Cash Flows For the Six Months Ended March 30, 2007
Combined Statement of Cash Flows For the Six Months Ended March 31, 2006
Pro Forma Consolidating Statement of Income For the Six Months Ended March 30, 2007
Pro Forma Consolidating Balance Sheet As of March 30, 2007
Pro Forma Consolidating Statement of Cash Flows For the Six Months Ended March 30, 2007
TYCO ELECTRONICS LTD. FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED STATEMENTS OF INCOME (UNAUDITED) (in thousands of U.S. dollars)
TYCO ELECTRONICS LTD. FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED BALANCE SHEETS (UNAUDITED) (in thousands of U.S. dollars)
TYCO ELECTRONICS LTD. FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands of U.S. dollars)
TYCO ELECTRONICS LTD. FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF INCOME (RESTATED) Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. COMBINED BALANCE SHEETS (RESTATED) As of September 29, 2006 and September 30, 2005
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF PARENT COMPANY EQUITY (RESTATED) Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. COMBINED STATEMENTS OF CASH FLOWS (RESTATED) Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. NOTES TO COMBINED FINANCIAL STATEMENTS
Combined Statement of Income For the Year Ended September 29, 2006
Combined Statement of Income For the Year Ended September 30, 2005
Combined Statement of Income For the Year Ended September 30, 2004
Combined Balance Sheet As of September 29, 2006
Combined Balance Sheet As of September 30, 2005
Combined Statement of Cash Flows For the Year Ended September 29, 2006
Combined Statement of Cash Flows For the Year Ended September 30, 2005
Combined Statement of Cash Flows For the Year Ended September 30, 2004
Pro Forma Consolidating Statement of Income For the Year Ended September 29, 2006 Unaudited
Pro Forma Consolidating Balance Sheet As of September 29, 2006 Unaudited
Pro Forma Consolidating Statement of Cash Flows For the Year Ended September 29, 2006 Unaudited
THE ELECTRONICS BUSINESSES OF TYCO INTERNATIONAL LTD. SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TYCO ELECTRONICS LTD. FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED STATEMENTS OF INCOME Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004 (in thousands of U.S. dollars)
TYCO ELECTRONICS LTD. FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED BALANCE SHEETS As of September 29, 2006 and September 30, 2005 (in thousands of U.S. dollars)
TYCO ELECTRONICS LTD. FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED STATEMENTS OF PARENT COMPANY EQUITY (DEFICIT) Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004 (in thousands of U.S. dollars)
TYCO ELECTRONICS LTD. FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED STATEMENTS OF CASH FLOWS Fiscal Years Ended September 29, 2006, September 30, 2005, and September 30, 2004 (in thousands of U.S. dollars)
TYCO ELECTRONICS LTD. FORMERLY TYCO HOLDINGS (BERMUDA) NO. 4 LIMITED NOTES TO FINANCIAL STATEMENTS
ANNEX A
APPENDIX A DEFINITIONS OF TERMS USED IN THIS LETTER